As filed with the Securities and Exchange Commission on June 13, 2012

Registration No. 333-176958

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Fulcrum BioEnergy, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2860	33-1173733
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4900 Hopyard Road, Suite 220

Pleasanton, CA 94588

(925) 730-0150

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

E. James Macias

President and Chief Executive Officer

Fulcrum BioEnergy, Inc.

4900 Hopyard Road, Suite 220

Pleasanton, CA 94588

(925) 730-0150

(Name, address including zip code, and telephone number including area code, of agent for service)

Copies to:

Alan Talkington, Esq.	Jeffrey D. Saper, Esq.
Karen Dempsey, Esq.	Allison B. Spinner, Esq.
Orrick, Herrington & Sutcliffe LLP	Wilson Sonsini Goodrich & Rosati, P.C.
405 Howard Street	650 Page Mill Road
San Francisco, CA 94105	Palo Alto, CA 94304
(415) 773-5700	(650) 493-9300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(3)
Common Stock, par value $0.001 per share	$115,000,000.00	$13,351.50

(1)	Includes shares of Common Stock issuable upon exercise of the Underwriters’ overallotment option.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(3)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	June 13, 2012

                         Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the                  shares of common stock offered by this prospectus. We expect the public offering price to be between $                 and $                 per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “FLCM.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, may elect to comply with certain reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                      shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $             and our total proceeds, after underwriting discounts and commissions but before expenses, will be $            .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2012.

UBS Investment Bank	BofA Merrill Lynch	Citigroup

Raymond James

                    , 2012

Fulcrum BIOENERGY

Converting a Waste Product Into a Valuable Renewable Fuel Product

Fulcrum's Competitive Strengths

- Zero-Cost Feedstock Secured
- Large Development Program
- Clear Path to Commercialization
- Valued Strategic Partners
- Attractive Economics Without Subsidies

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus and the information set forth under the headings “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations.”

OUR BUSINESS

We have developed a process to convert garbage to ethanol. Our innovative business model combines our proprietary process and zero-cost municipal solid waste, or MSW, feedstock to provide us with a significant competitive advantage over companies using alternative feedstocks such as corn, sugarcane and other sources of biomass in the production of renewable fuel, which are subject to commodity and other pricing risks. We have entered into a long-term agreement with Waste Connections, Inc. to procure MSW at zero cost throughout the United States in quantities sufficient to produce more than 700 million gallons of ethanol per year, assuming that we had approximately 15 commercial production facilities in operation. Our stable cost structure, based on long-term agreements to procure MSW feedstock at zero cost, will allow us to enter into fixed-price offtake contracts or hedges to secure attractive unit economics. We expect our first commercial-scale facility, the Sierra BioFuels Plant, or Sierra, to begin production by the end of 2013 and to be at full capacity, producing approximately 10 million gallons of ethanol per year, within three years after commencement of ethanol production.

At Sierra, we expect to produce approximately 10 million gallons of ethanol per year at an estimated production cost of less than $1.25 per gallon, net of revenue from the sale of co-products, such as renewable energy credits and recyclables, of approximately $0.45 per gallon. We entered into an agreement with a third party entitling it to up to 80 million renewable energy credits per calendar year generated during the first 15 years of Sierra’s operation in exchange for an upfront contribution of $10 million to help fund the construction of Sierra. The expected revenue from those credits is included in the amount netted against our estimated production costs. These production costs also include plant labor, materials, maintenance, catalyst, utilities and other plant-related costs associated with producing ethanol from MSW. Our estimated production costs at Sierra and other facilities do not require any improvement in MSW-to-ethanol yields or process efficiencies and we believe reflect a substantially lower cost per gallon than production costs for traditional transportation fuels, primarily due to our zero-cost feedstock. In addition, we will benefit from certain federal and state incentives that are available for the production of renewable biofuels, but such incentives are not reflected in our estimated production costs.

Our proprietary process converts MSW into ethanol. This process, built around numerous commercial systems available today, has been tested, demonstrated and will be deployed on a commercial scale at facilities that we will build, own and operate. We utilize sorted, post-recycled MSW and convert it into ethanol using a two-step process that consists of gasification followed by alcohol synthesis. In the first step, the gasification process converts the MSW into a synthesis gas, or syngas. We have licensed and purchased the gasification system from a third party. In the second step, the syngas is catalytically converted into ethanol using our proprietary alcohol synthesis process. Our alcohol synthesis process demonstration unit has operated at full scale for more than 8,000 hours utilizing a full-scale reactor tube of the same size that will be deployed in our systems at Sierra and future production facilities. We have filed patent applications for the integration of the MSW-to-ethanol process. We believe this may provide us with a significant advantage over competitors looking to replicate our process.

In addition, we will generate electricity to power our plants and reduce our reliance on external electricity sources. By taking this approach to power production, we believe many of our facilities will qualify for renewable energy credits that may provide additional revenue opportunities. Taking into account the feedstock used for electricity generation, we believe our process will produce ethanol at net yields of approximately 70 gallons per ton of MSW, which is sufficient for us to operate profitably in the absence of economic subsidies. Furthermore, an August 2009 independent analysis prepared by Life Cycle Associates, LLC concluded that our process is projected to provide a more than 75% reduction in greenhouse gas, or GHG, emissions compared to traditional gasoline production.

We recently began construction of Sierra, located approximately 20 miles east of Reno, in Storey County, Nevada, where we have acquired approximately 17 acres of vacant property. The construction cost of this facility is estimated at $180 million, which we expect to finance through existing equity capital, net proceeds from this offering and a federal loan guarantee that we are pursuing or, if we do not obtain a federal loan guarantee, a project loan facility for Sierra. We expect to produce approximately 10 million gallons of ethanol per year from Sierra using zero-cost MSW feedstock contractually procured from affiliates of Waste Management, Inc. and Waste Connections, Inc. We have entered into a contract with Tenaska BioFuels, LLC, or Tenaska, to market and sell all ethanol produced at Sierra for three years commencing on the date of the first ethanol delivery. We have designed our technology to allow us to replicate the design of Sierra and efficiently construct future facilities with up to six times the production capacity of Sierra. We believe we can lower our estimated production costs from less than $1.25 per gallon at Sierra to less than $0.70 per gallon at our full-scale commercial facilities, net of revenue from the sale of co-products, such as renewable energy credits and recyclables, of approximately $0.45 per gallon, assuming economies of scale and a 60 million gallon per year facility. These estimates do not require any improvement in MSW-to-ethanol yields or process efficiencies.

Our production facilities will provide numerous social and environmental benefits. By providing a reliable source of domestic renewable transportation fuels, our facilities will help the United States reduce its dependence on foreign oil. In addition, we expect our process will reduce GHG emissions by more than 75% compared to traditional gasoline production. Our process does not compete with recycling programs available today. We use MSW feedstock after it has been processed for conventional recyclables, such as cans, bottles, plastic containers, paper and cardboard, that would otherwise be landfilled. By diverting MSW from landfills, our facilities will help mitigate the need for new landfills and extend the life of existing landfills. Lastly, our MSW feedstock does not have the land-use issues or adverse impact on food prices generally associated with other feedstocks used to produce ethanol, such as corn and sugarcane.

We are a development stage company and have not yet generated any revenue. As of March 31, 2012, we had a deficit accumulated during development stage of $132.4 million and expect our losses to continue at least through the end of 2013, when Sierra is expected to commence production.

RECENT DEVELOPMENTS

In November 2011, we closed our Series C preferred stock financing, pursuant to which we raised an aggregate of approximately $93.0 million from both existing and new investors, including affiliates of USRG Management Company, LLC and Rustic Canyon Partners, as well as a subsidiary of Waste Management, Inc., or Waste Management, the largest waste management company in the United States. We also entered into a credit agreement with a subsidiary Waste Management to provide a project loan facility of up to $70 million to be available to fund a portion of the construction costs of Sierra, which will be secured by a first priority security interest in all assets of Sierra and a pledge of our equity interest in Sierra. We will utilize this project loan facility only if we do not enter into a federal loan guarantee that we are pursuing. If we utilize this project loan facility, we will be subject to a requirement that

100% of the net operating cash flows of Sierra BioFuels will be used to prepay the outstanding loan balance in addition to scheduled amortization until the outstanding loan balance is reduced to $45 million, which we expect would continue for approximately two years from commencement of commercial operations of Sierra. After that, the amount of this cash sweep is reduced in steps to 50% of net operating cash flows when the loan balance has been reduced to $15 million. We expect these cash sweeps would continue for an aggregate of approximately five years from commencement of commercial operations at Sierra. We also entered into a master project development agreement with a subsidiary of Waste Management to cooperate to jointly develop Fulcrum projects in various locations throughout the United States using MSW supplied by subsidiaries of Waste Management under long-term feedstock agreements.

OUR MARKET OPPORTUNITY

According to the National Renewable Energy Laboratory, the global market for transportation fuels was approximately $4 trillion in 2010. According to the U.S. Energy Information Administration, in 2010 there was a 138 billion gallon market for gasoline and a 52 billion gallon market for diesel in the United States alone.

The most common biofuel used in the global transportation sector is ethanol, which has been blended into gasoline since the 1970s, when it was used primarily to increase fuel performance as an octane booster. Today, its primary uses are to accelerate the displacement of petroleum gasoline with a domestic, renewable alternative and to reduce vehicle GHG emissions. The spot price for a gallon of ethanol on the Chicago Board of Trade, or CBOT, was $2.12 on May 23, 2012. In 2011, the spot price for ethanol on the CBOT traded at a low of $2.11 per gallon and a high of $3.17 per gallon, with an average price of $2.63 per gallon.

In 2010, approximately 13 billion gallons of ethanol was blended into the gasoline supply of the United States, most of which was produced from corn. Ethanol derived from corn does not satisfy the advanced biofuel requirements under the Renewable Fuel Standards program, or RFS2, established under federal law. Under RFS2, any refiner or importer of gasoline or diesel fuel in the U.S. mainland or Hawaii must comply on an annual basis with volume requirements for both renewable fuels as a whole, as well as those for each renewable fuel category, including advanced biofuel, which is a subset of renewable fuels that reduces lifecycle GHG emissions by at least 50%, and cellulosic biofuel, which is a subset of advanced biofuel that reduces lifecycle GHG emissions by at least 60% and is derived from any cellulose, hemicelluloses or lignin. The RFS2 requirement for the volume of all renewable fuel is 13.95 billion gallons in 2011, 15.2 billion gallons in 2012, increasing to 20.5 billion gallons in 2015 and reaching 36 billion gallons in 2022, 21 billion gallons of which must be advanced biofuel. We believe our ethanol will qualify as advanced biofuel under RFS2 for purposes of meeting such advanced biofuel targets.

Outside of RFS2, there are also various state and local programs and incentives intended to promote the use of renewable energy and fuels in the United States. We intend to review such financial incentives in connection with the selection of locations for our future facilities.

OUR SOLUTION

Our business strategy is based on securing long-term, zero-cost MSW feedstock and employing our proprietary process to efficiently convert the MSW into an advanced biofuel. We believe our product will be markedly superior to traditional and other advanced biofuels from both an economic and an environmental perspective.

Our competitive strengths

We believe our business model benefits from a number of competitive strengths, including the following:

➢	Attractive feedstock. The use of MSW affords us numerous benefits:

¡

Contracted at zero cost.    We have executed a feedstock agreement with Waste Connections, Inc. that will supply us with sufficient feedstock, at zero cost, to produce more than 700 million gallons of advanced biofuel annually for up to 20 years. Our use of MSW at zero cost removes the largest, and most volatile, component of traditional renewable fuels production cost from our cost structure. We believe this provides us with a significant cost advantage over competitors paying for feedstock or utilizing purpose-grown feedstocks.

¡

Transportation advantage.    Significant volumes of MSW are generated near metropolitan areas, providing us with a transportation advantage compared to feedstocks harvested or grown in rural areas that must ultimately transport either the feedstock or the fuel to metropolitan areas.

¡

Reliable supply.    The United States generates more than 243 million tons of MSW annually, the majority of which is rich in organic carbon. This supply would provide sufficient feedstock to produce approximately 12 billion gallons of advanced biofuel annually if all such MSW was converted to advanced biofuel using our process, though Sierra is expected to produce only 10 million gallons annually.

¡

Established infrastructure.    By using MSW, we benefit from existing infrastructure for collection, hauling and handling. No new logistical networks would be required to transport the feedstock to our facilities.

¡	No competing use. We have developed a process to produce ethanol from a true waste product that has no competing use, is not sought after by food producers and has no impact on food prices.

➢

Clear path to commercialization.    Our first commercial-scale ethanol production facility is expected to begin production by the end of 2013. We expect to construct additional commercial-scale production facilities across the United States that will be supplied with MSW under our existing contractual arrangements with Waste Connections, Inc. We have designed our technology in a manner that significantly reduces scale-up risk and will also allow us to construct new facilities and deploy our capital efficiently to capture a meaningful share of the ethanol market in the United States.

➢

Proprietary process not dependent on yield improvement.    Our process integrates a catalyst that converts syngas into ethanol, and at our demonstration facility we have demonstrated the success of this process at full scale utilizing a full-scale reactor tube of the same size that will be deployed in our systems at Sierra and future production facilities. We believe our process will produce ethanol at net yields of approximately 70 gallons per ton of MSW, which we believe is sufficient for us to operate profitably in the absence of economic subsidies.

➢

Business model built for long-term and sustainable profitability.    We do not rely on government subsidies to make our product commercially viable. While we benefit from policies such as RFS2 and state and local incentives, and will access incentives available for the production of our advanced biofuel, we expect our product to be sold on a cost-competitive basis with existing transportation fuels without any reliance on subsidies. We also believe we have greater certainty around our cost structure compared to traditional ethanol producers due to our existing contractual arrangements for zero-cost MSW feedstock. We expect this certainty regarding our cost structure will allow us to enter into financial and/or physical ethanol hedges to lock in a portion of our unit economics.

➢

Flexible production process.    We have designed our proprietary alcohol synthesis process to give us the flexibility to produce alcohols other than ethanol and take advantage of opportunities in other renewable fuels and chemical markets.

Benefits for our customers

The key benefits we intend to provide to our customers include:

➢

Zero-cost feedstock; stable cost structure.    With our long-term, zero-cost MSW feedstock, we will be able to sustain strong margins with very little production cost volatility. This enables our customers to have greater certainty relating to their ongoing access to a stable and reliable supply of ethanol.

➢

Access to domestically-produced advanced biofuel.    We will produce our ethanol domestically, offering customers a pricing advantage over those relying on Brazilian ethanol, which is subject to higher feedstock and transportation costs, for RFS2 compliance.

➢

Large-scale development program.    We have a robust project development pipeline based on the existing MSW under contract across 19 states that will support more than 700 million gallons of annual ethanol production, assuming that we are able to finance and construct approximately 15 production facilities.

Benefits for our suppliers

The key benefits we provide to MSW suppliers that work with us include:

➢

Cost savings.    We provide a cheaper source of waste diversion than traditional landfill disposal. In addition, our ability to site closer to where waste is collected than landfills allows us to pass on a portion of transportation and disposal cost savings to our suppliers.

➢

Extend landfill life at existing capacity levels.    Landfills are increasingly expensive and politically contentious assets to permit, expand and maintain. By offering our suppliers the ability to divert large volumes of waste to us, we help them extend the future life of their existing landfills, reduce the need for new landfills and save on the day-to-day costs of managing a landfill.

➢

Avoidance of methane gas emissions.    We provide an alternative to traditional decomposition of organic materials that creates methane gas, allowing integrated waste service companies the ability to lessen their GHG emissions footprint.

OUR STRATEGY

Our objective is to become a leading producer of renewable transportation fuels in the United States by building, owning and operating commercial production facilities. The principal elements of our strategy include:

➢

Commence production at Sierra.    We recently commenced construction of our first commercial-scale ethanol production facility, with ethanol production expected to begin by the end of 2013. We have entered into agreements with an affiliate of Waste Connections, Inc. and a subsidiary of Waste Management to provide zero-cost MSW feedstock for Sierra, and we have entered into a three-year contract with Tenaska to market and sell all ethanol produced at Sierra. We have designed Sierra to produce approximately 10 million gallons annually, using a design that will be scalable in our subsequent facilities.

➢

Expand production capacity.    We have designed our technology to enable us to construct new, larger facilities that will allow us to expand production capacity to 30- and 60-million gallons per year at future facilities quickly and efficiently while minimizing scale-up risk. Such larger facilities would also lower both the capital cost per gallon and the fixed cost component of per gallon production costs, enhancing our economics.

➢

Execute fixed-price offtake and hedging contracts.    For each facility, we intend to enter into physical and/or financial fixed-price arrangements to lock in sufficient economics to cover a substantial portion of our fixed costs, including debt service.

➢

Secure additional MSW contracts.    Longer term, we intend to expand our business by entering into additional MSW feedstock agreements to increase the amount of resources we have available to supply our commercial facilities.

➢

Explore new market opportunities.    We believe significant opportunities for value creation exist outside of our base model to build, own, and operate facilities within the United States. Our process will be attractive to international markets with heavy reliance on oil, poor access to alternative fuels and expensive MSW disposal options. We may license our technology to third parties and/or partner with large strategic players, such as major oil, refinery and chemical companies.

RISKS AFFECTING US

Our business is subject to a number of risks and uncertainties including those highlighted in the section entitled “Risk factors” immediately following this prospectus summary. These risks include the following:

➢	we have a limited operating history and have not yet built a commercial-scale facility or achieved commercial-scale production;

➢	we have not yet generated any revenue, have incurred losses to date, anticipate continuing to incur losses in the future and may never achieve or sustain profitability;

➢

our proprietary process has not been demonstrated on a fully-integrated basis as a single, complete system at a single location, and may perform below expectations when implemented on a commercial scale;

➢

there are significant risks associated with the construction and completion of Sierra, which may cost more to build, maintain or operate than we have currently budgeted or estimated, or there may be delays in the completion of the facility;

➢

we will need substantial additional capital in the future in order to finance the construction of our planned future facilities and to expand our business and we may be unable to draw down from a project loan facility or obtain such capital on terms acceptable to us or at all;

➢	the growth of our business depends on locating and obtaining control of suitable sites for our additional facilities and the continuing supply of MSW as a feedstock;

➢

we may be unable to obtain patent or other protection for our proprietary technologies and, even if we obtain such protection, we may be unable to prevent third parties from infringing on any issued patents and other proprietary rights;

➢	we may be unable to successfully scale up production capacity and develop, own and operate additional production facilities, which could harm our growth prospects;

➢	fluctuations in the price of and demand for ethanol and petroleum will impact our results of operations;

➢	changes in government regulations, including subsidies and economic incentives, could have a material adverse effect on demand for our ethanol, and negatively impact our results of operations; and

➢

we are a development stage company with limited headcount and accounting resources, which was identified as a significant deficiency in our internal controls, and will need to hire additional personnel to successfully execute our business strategy.

CORPORATE INFORMATION

We were incorporated in the State of Delaware on July 19, 2007. Our principal executive offices are located at 4900 Hopyard Road, Suite 220, Pleasanton, California 94588, and our telephone number at this location is (925) 730-0150. Our website address is www.fulcrum-bioenergy.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. Unless the context requires otherwise, the words “Fulcrum,” “we,” “Company,” “us” and “our” refer to Fulcrum BioEnergy, Inc., Fulcrum Sierra Finance Company, LLC, Fulcrum Sierra BioFuels, LLC and our wholly-owned subsidiaries and affiliates.

The Fulcrum logo and other trademarks or service marks of Fulcrum appearing in this prospectus are the property of Fulcrum. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

The offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Overallotment option to be offered by us	shares

Use of proceeds	We intend to use a substantial portion of the net proceeds from this offering to fund the construction of our first commercial-scale ethanol production facility, the Sierra BioFuels Plant. We intend to use any remaining net proceeds for general corporate purposes and working capital. See “Use of proceeds” for additional information.

Risk factors	See “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	“FLCM”

The number of shares of our common stock to be outstanding after this offering is based on 84,664,845 shares outstanding as of March 31, 2012, and excludes:

➢

as of March 31, 2012, 6,884,091 shares of common stock issuable upon the exercise of options to purchase our common stock at a weighted average exercise price of $1.16 per share, and 747,177 shares of common stock available for issuance, under our 2007 Stock Incentive Plan; and

➢

6,500,000 shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2012 Equity Incentive Plan, which will become effective upon the completion of this offering, as more fully described in “Executive compensation—Stock plans.”

Unless otherwise indicated, this prospectus reflects or assumes the following:

➢

a     -for-     reverse stock split of our common stock to be effected prior to the effectiveness of the registration statement of which this prospectus forms a part and the resulting     -for-     conversion ratio applicable to our preferred stock, both of which are reflected in all share and per share amounts with respect to our common stock in this prospectus;

➢	no exercise of options outstanding at March 31, 2012;

➢	the conversion of our outstanding preferred stock as of March 31, 2012 into an aggregate of 72,786,291 shares of common stock immediately prior to the completion of this offering;

➢	the issuance of 8,562,257 shares of common stock upon the automatic exercise of certain warrants immediately prior to completion of this offering;

➢	no exercise of the over-allotment option by the underwriters; and

➢	that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect.

Summary consolidated financial data

The following table presents our summary consolidated financial data for the periods indicated. You should read this data together with our consolidated financial statements and related notes, “Selected consolidated financial data,” and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus.

The consolidated statements of operations data for each of the years ended December 31, 2009, 2010 and 2011, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2011 and 2012, and the consolidated balance sheet data as of March 31, 2012, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting of normally recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

	Year ended December 31,			Three months ended March 31,
Consolidated statements of operations data:	2009	2010	2011(3)	2011	2012
	(in thousands, except per share data)
Operating expenses(1):
Project development expenses	$4,271	$6,087	$14,965	$3,378	$4,560
Research and development expenses	4,668	5,928	5,906	1,236	1,318
General and administrative expenses	6,327	4,570	5,682	1,376	2,843
Loss on sale of Series C preferred stock	—	—	14,701	—	—

Total operating expenses	15,266	16,585	41,254	5,990	8,721

Loss from operations	(15,266)	(16,585)	(41,254)	(5,990)	(8,721)

Other income (expense):
Interest (expense)	(1,278)	(1,638)	(1,436)	(433)	—
Interest income	24	8	86	1	120
Change in fair value of financial instruments	—	—	(7,293)	—	(24,915)
Realized gain on sale of short-term investments	—	—	—	—	25

Total other income (expense)	(1,254)	(1,630)	(8,643)	(432)	(24,770)

Net loss	(16,520)	(18,215)	(49,897)	(6,422)	(33,491)
Less net loss attributable to non-controlling interest in subsidiary	2	187	756	145	219

Subtotal	(16,518)	(18,028)	(49,141)	(6,277)	(33,272)
Preferred stock accretion	—	—	(155)	—	(149)

Net loss attributable to common stockholders	$(16,518)	$(18,028)	$(49,296)	$(6,277)	$(33,421)

Net loss per share—basic and diluted(2)	$(15.08)	$(14.46)	$(30.88)	$(4.74)	$(10.08)

Weighted-average shares used in EPS calculation—basic and diluted(2)	1,095	1,247	1,596	1,323	3,316

Pro forma loss per share—basic and diluted (unaudited)(2)			$(0.65)		$(0.10)

Pro forma weighted-average shares used in EPS calculation—basic and diluted (unaudited)(2)			82,945		84,665

(footnotes on following page)

	As of March 31, 2012
Consolidated balance sheet data:	Actual	Pro forma as adjusted(4)	Pro forma as further adjusted(5)
	(in thousands)
Current assets	$44,348	$54,348	$
Property and equipment, net	3,587	3,587
Intangible assets, net	6,550	6,550
Deposits	121	121
Deferred offering costs	2,355	—
Deferred debt issuance costs	2,823	2,823
Total assets	59,784	67,429
Current liabilities	5,518	5,518
Warrant liabilities	20,719	—
Long term debt	—	10,000
Redeemable convertible preferred stock	143,280	—
Total Fulcrum BioEnergy, Inc. stockholders’ equity (deficit)	(110,018)	51,626

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
Project development expenses	$—	$—	$42	$1	$29
Research and development expenses	—	—	14	1	11
General and administrative expenses	151	105	397	24	214

Total	$151	$105	$453	$26	$254

(2)	See Note 2 to our annual consolidated financial statements and Note 1 to our condensed consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and the number of shares used in the computation of per share amounts on a historical and pro forma basis.
(3)	Reflects the effects of the correction discussed in Note 17 to the accompanying annual consolidated financial statements.
(4)	Reflects on a pro forma as adjusted basis the (i) conversion of all of our outstanding preferred stock as of March 31, 2012 into an aggregate of 72,786,291 shares of common stock immediately prior to the completion of this offering, (ii) receipt of the $10 million contribution from Barrick Goldstrike Mines Inc. in exchange for 100% of the Class B membership interests in Fulcrum Sierra BioFuels, LLC and (iii) issuance of 8,562,257 shares of common stock upon the automatic exercise of certain warrants immediately prior to completion of this offering.
(5)	Reflects on a pro forma as further adjusted basis the conversion and issuance described in note (3) above and, on an adjusted basis, the receipt by us of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed public offering price of $ per share would increase or decrease current assets and total stockholders’ deficit by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. Our business could be harmed by any of these risks. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We are a development stage company with a limited operating history and have not yet achieved commercial-scale production, and our business will not succeed if we are unable to successfully commercialize our process.

We are a development stage company with a limited operating history, and we have not yet generated any revenue. We recently began constructing our first commercial ethanol production facility, the Sierra BioFuels Plant, or Sierra, and expect to begin production by the end of 2013. To date, the components of our process have been demonstrated or used separately, but we have not previously demonstrated the processes on a fully-integrated basis as a single, complete system at a single location or on a commercial scale. Certain factors that could, alone, or in combination, delay or prevent us from successfully commercializing our proprietary process, and thus generating revenue or otherwise impact our financial results, include:

➢	our ability to achieve commercial-scale production of ethanol on a cost-effective basis;

➢	our ability to successfully integrate our gasification and alcohol synthesis processes;

➢	our process, including the integrated gasification and alcohol synthesis processes, does not produce sufficient quantities of ethanol on a commercial scale;

➢	the manufacturer of our gasification system does not deliver the system on a timely basis or at all;

➢	increased capital costs, including construction costs, of developing Sierra and subsequent facilities;

➢	construction of Sierra or subsequent facilities takes longer than expected to achieve commercial results;

➢	our ability to obtain sufficient quantities of high-quality feedstock on a timely and cost-efficient basis;

➢	ethanol prices and/or demand are lower than expected;

➢	changes to, or elimination of, federal and/or state subsidies or other programs promoting renewable biofuels or ethanol; and

➢	actions of direct and indirect competitors that may seek to enter the renewable biofuels market in competition with us.

We have not yet generated any revenue, have incurred losses to date, anticipate continuing to incur losses in the future and may never achieve or sustain profitability.

We have not yet generated any revenue and have incurred substantial net losses since our inception, including net losses attributable to common stockholders of $16.5 million, $18.0 million and $49.3 million for the years ended December 31, 2009, 2010 and 2011, respectively, and $33.4 million for the three months ended March 31, 2012. We expect these losses to continue. As of March 31, 2012, we had a deficit accumulated during development stage of $132.4 million. We expect to incur significant

Risk factors

additional costs and expenses related to the development and construction of Sierra, as well as the expansion of our business, including the development of additional facilities. There can be no assurance that we will ever generate any revenue or achieve or sustain profitability on a quarterly or annual basis.

Our project loan facility for Sierra requires us to meet certain conditions precedent to borrowing which we may be unable to do, and if we utilize this project loan facility for Sierra, we will be subject to certain cash sweeps that require Sierra BioFuels to pay all or a portion of its net operating cash flows for approximately five years and other covenants that may restrict our operations.

If we utilize our project loan facility for Sierra with an affiliate of Waste Management Inc., or Waste Management, because we are unable to obtain a federal loan guarantee, our ability to draw down funds from such facility is subject to certain conditions precedent to borrowing, including confirmation of the Sierra budget, schedule and projections prior to initial funding, as well as a requirement that this offering be completed with proceeds of at least $100 million. The conditions precedent to borrowing also include the requirement that we receive a minimum credit rating of our senior secured debt prior to initial funding and continue to have such rating with no statement of negative credit watch at each draw down. In February 2012, we received a credit rating of our senior secured debt that satisfies the initial requirement. However, there can be no assurances that we will be able to maintain such credit rating in the future, and failure to maintain such rating will limit our ability to utilize this project loan facility. The loan will also be secured by a first priority security interest in all assets of Sierra and a pledge of our equity interests in Sierra.

Furthermore, if we utilize our project loan facility for Sierra and draw down funds from such loan, we will be subject to certain additional affirmative and negative covenants in the loan facility, including limits on distributions, as well as covenants limiting leverage and requiring the maintenance of certain debt service coverage ratios. The loan facility also includes a requirement that 100% of the net operating cash flows of Sierra BioFuels will be used to prepay the outstanding loan balance in addition to scheduled amortization until the outstanding loan balance is reduced to $45 million, which we expect would continue for approximately two years from commencement of commercial operations at Sierra. After that, the amount of this cash sweep is reduced in steps to 50% of net operating cash flows when the loan balance has been reduced to $15 million. We expect these cash sweeps would continue for an aggregate of approximately five years from commencement of commercial operations at Sierra. In addition, the loan facility requires that the full amount of any cash grant in lieu of investment tax credit that we receive be used to prepay a portion of the loan. These restrictions will limit the amount of cash from operations available to us, which may limit our ability to use such cash to fund additional facilities and development programs and may prevent us from taking actions we believe are necessary from a competitive standpoint or that we otherwise believe are necessary to grow our business.

Our process has not been demonstrated on a fully-integrated basis, and may perform below our current expectations when implemented on a commercial scale.

Our proprietary process for converting municipal solid waste, or MSW, into ethanol is comprised of two core components, one involving the gasification of the MSW into synthesis gas, or syngas, and the second involving the alcohol synthesis process to convert the syngas into ethanol. To date, these core components have been demonstrated or used separately, but we have not previously demonstrated the process on a fully-integrated basis as a single, complete system at a single location or on a commercial scale, and we have not tested the equipment to be used to clean the syngas. Although we conducted extensive testing of the gasification system at a process demonstration unit, or PDU, of a third party, which converted the feedstock into syngas, that PDU is no longer in operation. In addition, we designed,

Risk factors

constructed and have been operating an alcohol synthesis PDU to test our alcohol synthesis process and proprietary catalyst. However, we have not established a fully-integrated PDU for the entire process. As a result, we may experience technological problems that neither we nor any of the third-party engineers that have reviewed the project are able to foresee. If the fully-integrated, commercial-scale implementation of our proprietary process is unsuccessful, or does not achieve acceptable yields or full expected capacity, we will be unable to generate sufficient revenue and our business will be harmed.

We will need substantial additional capital in order to fund the construction of Sierra and to expand our business in the future, and we may be unable to raise sufficient additional funds or obtain sufficient financing on acceptable terms or at all.

We will require substantial additional capital to construct Sierra and grow our business, particularly as we build additional facilities following the completion of Sierra. We currently expect to finance the cost of construction of Sierra through existing equity capital, net proceeds from this offering and a federal loan guarantee that we are pursuing or, if we do not obtain a federal loan guarantee, a project loan facility for Sierra. Such federal loan guarantees may not be obtained on terms that are acceptable to us or at all.

We will also need to raise substantial additional funds to construct, own and operate additional commercial-scale production facilities and to continue the development of our technology and process. The extent of our need for additional capital to grow our business will depend on many factors, including the amount of net proceeds we receive from this offering, whether we obtain additional project financing or loan commitments or guarantees, whether we succeed in producing ethanol on a commercial scale, our ability to control costs, the progress and scope of our development projects, the effect of any acquisitions of other technologies that we may make in the future and the filing, prosecution and enforcement of patent claims. Future financings that involve the issuance of equity securities would cause our existing stockholders to suffer dilution. In addition, debt financing sources, including government loan guarantee programs, may be unavailable to us and any debt financing may subject us to restrictive covenants that limit our ability to conduct our business. If we are unable to raise sufficient funds, our ability to fund our operations, take advantage of strategic opportunities, develop products or technologies, or otherwise respond to competitive pressures could be significantly limited. If this happens, we may be forced to delay the construction of new facilities, delay, scale back or terminate research or development activities, curtail or cease operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or grant licenses on terms that are unfavorable to us. We may be unable to raise sufficient additional funds on acceptable terms or at all. If adequate funds are unavailable, we will be unable to execute successfully our business plan or to continue to grow our business.

If we are unable to obtain a federal loan guarantee that we are pursuing or we obtain a federal loan guarantee with terms that are less favorable than the project loan facility from a subsidiary of Waste Management, then we will be subject to the restrictive covenants of that loan which may negatively impact our ability to pursue additional development projects or raise additional financing.

We are currently pursuing a federal loan guarantee to fund a portion of the construction costs associated with Sierra which may include terms that are more favorable than those in our project loan facility with a subsidiary of Waste Management. As part of the federal loan guarantee process, the applicable federal agency and its independent consultants conduct due diligence on projects, which includes a rigorous investigation and analysis of the technical, financial, contractual, market and legal strengths and weaknesses of each project. We cannot assure you that we will obtain a federal loan guarantee on terms that are acceptable to us or at all, or that such terms will be more favorable than our project loan facility

Risk factors

with a subsidiary of Waste Management. If we do not obtain a federal loan guarantee, we expect to utilize our project loan facility for Sierra with a subsidiary of Waste Management, which, as described above, would subject us to certain cash sweeps and other covenants that may restrict our operations.

If we are unable to obtain a federal loan guarantee, or our project loan facility with a subsidiary of Waste Management is unavailable to us or we are otherwise unable to obtain other sources of project financing for Sierra, we may need to obtain additional or alternative financing to complete construction of Sierra. Such additional or alternative financing may not be available on attractive terms, if at all, and could be more costly for us to obtain. As a result, our plans for constructing Sierra could be significantly delayed which would materially adversely affect our business, prospects, financial condition and operating results.

There are significant risks associated with the construction and completion of Sierra, which may cause budget overruns or delays in the completion of the facility, which in turn may harm our financial condition and results of operations.

The scheduled completion date for Sierra, and the budgeted costs necessary to construct Sierra, assumes that there are no material unforeseen or unexpected difficulties or delays. Construction, equipment or staffing problems or difficulties in obtaining or maintaining any of the requisite licenses, permits or authorizations from regulatory authorities could delay the commencement or completion of construction or commencement of operations or otherwise affect the design and features of Sierra. Furthermore, given that third-party contractors will be assembling first-of-its kind systems using new technologies and processes, there may be potential construction delays and unforeseen cost overruns. Such delays or other unexpected difficulties could involve additional costs and result in a delay in the commencement of commercial operations at Sierra. Significant delays or cost overruns in completing Sierra will delay our development of additional facilities. Failure to complete Sierra within our estimated construction budget or on schedule may harm our financial condition and results of operations.

We are dependent on third parties to manufacture and deliver the main components of our process. If the delivery of such components for Sierra or future facilities are delayed, if the components do not meet our quality standards or specifications, or if our suppliers are unable to meet our demand for Sierra or future facilities, our business would be harmed.

We are depending on third parties to manufacture and deliver the gasification system we currently intend to use at our facilities, including Sierra, and the catalyst needed for our alcohol synthesis process. In April 2008, we entered into a master agreement with a single third party to manufacture the gasification system, and in May 2009 we entered into our first purchase order under that agreement for Sierra. As the more detailed development and engineering work for Sierra has progressed over the past several years, and advancements and improvements have been made in the development of the underlying gasification technology by the manufacturer during that time, our contractual arrangements with the manufacturer have not kept pace. For example, the master agreement currently defines a “core system” as two trains of the gasification system. As the engineering design of Sierra progressed following execution of the initial agreement in 2008, it was determined that Sierra will utilize three trains of the gasification system. As a result, we recently entered into discussions with this third party to conform our existing purchasing and licensing arrangements to reflect such technology advancements and updated detailed engineering work regarding our overall plant design. In addition, we may also seek to include additional project finance related provisions to provide greater flexibility for future project financing for Sierra, such as in connection with the federal loan guarantees that we are pursuing. For example, based on similar federal loan guarantees of which we are aware, we may seek to include provisions that would provide additional protections to a lender in the event the manufacturer is unable to perform under the agreement, such as

Risk factors

directing the performance of the subcontractors and obtaining rights with respect to the underlying intellectual property of the gasification system. The manufacturer’s obligation to sell core systems to us under the current agreement ceases on March 31, 2018, and may be terminated in certain limited circumstances, including our failure to purchase a core system within any 24-month period. If the gasification systems are delayed or do not initially meet our quality specifications or expectations, the completion and commencement of operations at Sierra would also be delayed, which would delay our ability to generate revenue and our business would be harmed. Furthermore, if we are unable to revise our existing arrangements, if our current manufacturer is delayed or unable to deliver the gasification systems, locating a new manufacturer for the gasification systems would require a significant amount of time, which would result in further delays to the completion and commencement of operations at the facility. In addition, if a third party fails to manufacture and deliver gasification systems to meet our demand and timing for future facilities or elects to terminate the master agreement, we may be unable to grow our business and our financial condition and results of operations may be harmed.

We will rely on contract manufacturers to manufacture substantially all of the catalyst needed for Sierra. The failure of these manufacturers, or any manufacturer we use for future facilities, to manufacture and supply the catalyst on a timely basis or at all, in compliance with our quality specifications or expectations, or in volumes sufficient to meet demand for Sierra or future facilities, would adversely affect our ability to produce ethanol and our business would be harmed. If we require additional manufacturing capacity and are unable to obtain it in sufficient quantity, we may not be able to increase our production of ethanol, and we may be forced to contract with other manufacturers on terms that may be less favorable than the terms we currently have. We do not currently have any long-term supply contracts with catalyst manufacturers, but are seeking to enter into such arrangements. However, we cannot guarantee that we will be able to enter into long-term supply contracts on commercially reasonable terms or at all.

If our estimated production and operating costs are higher than expected or our plant availability is lower than expected, our business and results of operations may be harmed.

We have not yet built and operated a commercial-scale facility employing our integrated process, and as a result, our production costs are based on certain assumptions and costs estimates, including certain operating costs of our facilities. The operating costs of our facilities may be higher than we currently expect, due to labor costs, labor shortages or delays, costs of equipment, materials and supplies, maintenance costs, weather delays, inflation or other factors, which could be material. Significant unexpected increases in such costs will result in the need to obtain higher selling prices for our ethanol in order to be profitable. If the price of ethanol is below such levels, our results of operations would be harmed.

Other operating and maintenance costs, including fuel costs and downtime, may be significantly higher than we anticipate and plant availability will significantly impact our estimated operating costs per gallon. We currently expect that our process will generate enough electricity to fully supply each facility’s electrical usage requirements. If we are not able to generate sufficient electricity through our process, we will be required to purchase additional natural gas to generate electricity or additional electricity in order to operate our facilities, which could increase our operating costs and harm our results of operations. In addition, our facilities may not operate at the yields we expect and may experience unplanned downtime, which may be significant and could adversely affect our business and results of operations.

We are dependent on third parties to deliver MSW feedstock for use in our projects, and if the supply of feedstock is disrupted or delayed or does not meet our quality standards, or we are required to pay for our feedstock, our business may suffer.

In order to produce sufficient yields of ethanol to make our facilities economically viable, we will require large volumes of MSW feedstock. Though we have entered into long-term MSW feedstock supply

Risk factors

agreements with waste companies to provide enough feedstock at zero cost to produce more than 700 million gallons of ethanol annually, deliveries by such companies may be disrupted due to weather, transportation or labor issues or other reasons outside of our control. If we do not have sufficient supplies of feedstock on hand, the volume of ethanol we can produce will be decreased. In addition, the MSW we require must meet certain quality standards with respect to the type of materials included in the MSW. If the MSW delivered by the waste companies regularly contains a high portion of unusable materials, we may not have sufficient supplies of usable feedstock on hand and the volume of ethanol we can produce will be decreased. Further, one of our supply agreements for Sierra provides that we are responsible for the transportation costs of delivering the feedstock to the facility, but that the supplier will pay us a tipping fee for the MSW feedstock that we accept. If transportation costs increase faster than the tipping fees and we are not able to obtain zero-cost feedstock from another source, our production costs would increase and our results of operations may be harmed. In the future, we may also be required to pay for MSW feedstock, transportation fees and related costs. In addition, there can be no assurance that our current zero-cost providers will not breach their agreements with us if they are able to sell the MSW to another party, and we may not be able to find a suitable replacement for a given facility on a timely basis or at all. Our business may suffer as a result of any decreases in the volume of ethanol we can produce due to shortages of feedstock or an increase in the cost of our feedstock.

If we are unable to locate and obtain site control of suitable locations for additional facilities, we may be unable to grow our business and our operating results may be harmed.

We seek sites for our facilities based on a number of factors, including the cost to obtain land for the facility, local permitting process, distance to waste processing facilities, distance to oil and gas refinery and blending facilities, access to utilities and existing infrastructure, available work force and local and state development incentives. Once we have identified a suitable site for a facility, purchasing or leasing the land requires us to negotiate with landowners and local government officials. These negotiations can take place over a long period of time, are not always successful and sometimes require economic concessions not in our original plans. In addition, our ability to obtain the site may be subject to competition from other industrial developers. If a competitor or other party obtains the site, or if we are unable to obtain adequate permits for the site, we could incur losses as a result of development costs for sites we do not develop, which we would have to write off. If we are unable to locate sites that meet our criteria, we may have to select sites that are less advantageous to us, and we may be unable to grow our business and our operating results may be harmed.

If we are unable to successfully scale up production capacity at future facilities and develop, own and operate additional production facilities, we may not be able to decrease the cost of production per gallon, which could harm our results of operations and growth prospects.

Our long-term business plan contemplates that we will be able to significantly decrease the cost of production per gallon of ethanol from what we expect to achieve at Sierra, based on achieving certain economies of scale by increasing the production capacity at our future facilities. Sierra is expected to produce approximately 10 million gallons of ethanol per year and we expect that future facilities will be built at three times and eventually six times the scale of Sierra. We expect to utilize the improved profitability and cash flows contemplated for such larger-scale facilities to help fund our future growth and development plans. In addition, though we have sufficient MSW feedstock currently under contract to produce more than 700 million gallons of advanced biofuel per year, to achieve such volumes, we will need to construct and operate approximately 15 production facilities, in addition to Sierra. Our ability to construct and operate such additional facilities will be dependent upon, among other things, the timing, amount and availability of equity capital and project financing for such additional facilities, as well as

Risk factors

the timing of site control, permitting and construction of such facilities, and may not occur in a timely manner or at all. If the scale-up of our process and technology is unsuccessful or we are otherwise unable to increase our production capacity through the construction and operation of additional facilities, we may not be able to decrease the cost of production per gallon, which could harm our results of operations and growth prospects.

Fluctuations in the price of and demand for ethanol and petroleum will impact our results of operations.

The market price of ethanol is volatile and can fluctuate significantly. The market price of ethanol is dependent upon many factors, including the supply of ethanol and the price of gasoline, which is in turn dependent on the price of petroleum, which is highly volatile and difficult to forecast. In addition, there has been a substantial increase in ethanol production in recent years, and increases in the demand for ethanol may not be commensurate with increases in the supply of ethanol, thus leading to lower ethanol prices. Demand for ethanol could be impaired due to a number of factors, including regulatory developments and reduced U.S. gasoline consumption. Reduced gasoline consumption has occurred in the past and could occur in the future as a result of increased gasoline or oil prices. Fluctuations in the price of ethanol may cause our financial results to fluctuate significantly.

Changes in government regulations, including mandates, tax credits, subsidies and other incentives, could have a material adverse effect on demand for our products, business and results of operations.

The market for renewable biofuels and energy is heavily influenced by foreign and U.S. federal, state and local government regulations and policies. Any reduction in, phasing out or elimination of existing tax credits, subsidies, mandates and other incentives in the United States and foreign markets for renewable fuels and renewable energy, or any inability of our customers to access such credits, subsidies, mandates and incentives, may adversely affect demand for or value of our products, which would adversely affect our business and results of operations.

For example, the Energy Independence and Security Act of 2007, or EISA, set targets for alternative sourced liquid transportation fuels (approximately 14 billion gallons in 2011, increasing to 36 billion gallons by 2022) as part of the Renewable Fuel Standards program, or RFS2. Of the 2022 target amount, a minimum of 21 billion gallons must be advanced biofuels which, as defined in EISA, is any renewable fuel, other than ethanol derived from cornstarch, having lifecycle greenhouse gas emissions that are at least 50 percent less than baseline greenhouse gas emissions. The EPA recently set the mandated volumes for cellulosic biofuel, advanced biofuel and total renewable fuel for 2012 as required under RFS2. Although the total renewable fuel target, set at 15.2 billion gallons, and the advanced biofuel target, set at 2.0 billion gallons, match the targets set under the EISA in 2007, the cellulosic biofuel standard is set at 8.65 million actual gallons of cellulosic ethanol, a much lower target than the 500 million gallons required in 2012 as mandated under the EISA in 2007. The RFS2 regulations have been modified in the past and may be modified again in the future. The elimination of or any reduction in mandated requirements for alternative fuels and additives to gasoline may cause demand for renewable biofuels to decline, which would adversely affect our business and results of operations, and there is no assurance that this or any other favorable legislation will remain in place.

In addition, certain state mandates require utilities to utilize specific amounts of renewable energy. Utilities can satisfy such requirements by producing renewable energy or by purchasing renewable energy credits, which represent the property rights to the environmental, social, and other nonpower qualities of renewable electricity generation. Such mandates typically vary on a state by state basis, and may be subject to legislative and other governmental policy changes. Any elimination of or any reduction in

Risk factors

mandated requirements for renewable energy generation in the states in which we have production facilities would reduce the value of the renewable energy credits generated by our facilities and decrease revenue from the sale of such credits, which would adversely affect our business and results of operations.

Conversely, government programs could increase investment and competition in the market for our ethanol. For example, various governments have recently announced a number of spending programs focused on the development of clean technology, including alternatives to petroleum-based fuels and the reduction of GHG emissions, which could lead to increased funding for our competitors or the rapid increase in the number of competitors within our market.

If our ethanol does not qualify as advanced biofuel, demand for our ethanol may be adversely affected, which would adversely affect our business.

We believe that our ethanol will qualify as advanced biofuel for purposes of meeting the advanced biofuel targets under RFS2. In order to qualify as advanced biofuel for such purposes, a company’s renewable fuel must use a feedstock that is deemed a renewable biomass by the Environmental Protection Agency, or EPA, it must not be derived from cornstarch (it is not corn-based ethanol) and it must reduce lifecycle GHG emissions by 50%. The EPA has determined that MSW, after reasonably practicable efforts to remove recyclable materials, qualifies as a renewable biomass. As we use MSW as our feedstock, our ethanol is not derived from cornstarch. Though we have obtained an independent analysis stating that our process is projected to provide a more than 75% reduction in GHG emissions compared to traditional gasoline production, thereby qualifying our ethanol as an advanced biofuel, we must petition the EPA for confirmation that ethanol produced from MSW, and our process for producing ethanol from MSW, qualifies as advanced biofuel. In addition, once such confirmation is obtained, we must also register with the EPA to obtain producer and facility identification numbers. There can be no assurances at this time that we will obtain that confirmation in a timely manner or at all. The failure of our ethanol to qualify as advanced biofuel may reduce the demand for or the price that we are able to obtain for our ethanol, which would adversely affect our business.

We intend to take advantage of state and local incentives for renewable biofuels, which may not be available.

We will also seek to take advantage of state and local incentives for renewable biofuels, including applying to the State of California to have our ethanol certified under California’s Low Carbon Fuel Standard, or LCFS, which would make our ethanol eligible for the carbon intensity reduction credits that will be available under this program for reducing the carbon intensity of California’s transportation fuels. The failure of our ethanol to be certified under LCFS may adversely affect demand for our ethanol in California, which would adversely affect our business and results of operations. In addition, this program has been challenged and a federal judge in California recently ruled that LCFS violates the U.S. constitution’s commerce clause and issued an injunction against its enforcement. It is too early to tell whether this California program, as well as other similar state programs intended to reduce carbon emissions and increase demand for renewable biofuels, will be upheld.

The price of renewable fuel credits may decline, which could adversely affect our future results of operations.

RFS2 assigns renewable fuel credits to each gallon of qualifying renewable fuel that is produced, including our products. Refiners and importers are required to blend into their products an amount of renewable fuel that is specified annually by the EPA, or to purchase RFS2 credits representing such amounts. The value of RFS2 credits depends upon the amount of renewable fuel required by the EPA to be blended into petroleum-based fuels and the availability of renewable fuels (and RFS2 credits). If excess

Risk factors

qualifying renewable fuels are produced in a year, then excess RFS2 credits may be created, resulting in a decline in the value of RFS2 credits generally. The trading prices of renewable fuel and advanced biofuel credits are influenced by, among other factors, the transportation costs associated with renewable fuels, the mandated level of renewable fuel use for a specific year, the possibility of waivers of renewable fuel mandates, the ability to use credits from prior years and the expected supply of renewable fuel products. If the price of RFS2 credits declines as a result of oversupply of renewable transportation fuels (and associated RFS2 credits), then the prices at which we are able to sell our renewable transportation fuels (or associated RFS2 credits) will also decline. Our revenues could therefore depend upon market conditions, including the amount of renewable transportation fuels and RFS2 credits supplied by all producers in the market.

Our future success may depend on our ability to produce our renewable transportation fuel without government incentives on a cost-competitive basis with petroleum-based fuels. If current or anticipated government incentives are reduced significantly or eliminated and petroleum-based fuel prices are lower or comparable to the cost of our renewable transportation fuel, demand for our ethanol may decline, which could adversely affect our future results of operations.

Our competitive position may depend on our ability to effectively obtain and enforce patents related to our proprietary processes. If we are unable to obtain patents or we or our licensors fail to otherwise adequately protect this intellectual property, our business may be harmed.

Our success may depend in part on our ability to obtain and maintain patent protection sufficient to prevent others from utilizing our integrated process to convert MSW into ethanol. In order to protect our process from unauthorized use by third parties, we must hold patent rights that cover our technologies and processes. We have filed three U.S. patent applications and one international application under the Patent Cooperation Treaty, all filed in 2011.

Because our patent applications are at a very early stage in the patent examination process, we cannot assess whether or not any or all of these patent applications will be allowed, or the precise time frame in which any patents may ultimately issue. In the United States, patent prosecution generally takes from two to five years from the filing date until the first patent can be issued. During the course of examination, at least some or all of our claims may be rejected, abandoned, or significantly revised. We may not be issued patents for our filed applications, and may not be able to obtain patents regarding other inventions we may seek to protect.

The patent position of biotechnology and bio-industrial companies can be highly uncertain because obtaining and determining the scope of patent rights involves complex legal and factual questions. The standards applied by the United States Patent and Trademark Office in granting patents are not always applied uniformly or predictably. There is no uniform worldwide policy regarding patentable subject matter, the scope of claims allowable in bio-industrial patents, or the formal requirements to obtain such patents. Consequently, patents may not issue from our pending patent applications. Furthermore, in the process of seeking patent protection or even after a patent is granted, we could become subject to expensive and protracted proceedings, including patent interference, opposition and re-examination proceedings, which could invalidate or narrow the scope of our patent rights. As such, we do not know nor can we predict the scope and/or breadth of patent protection that we might obtain on our proprietary processes.

Changes either in patent laws or in interpretations of patent laws in the United States may diminish the value of our intellectual property rights. Depending on the decisions and actions taken by the U.S.

Risk factors

Congress, the federal courts, and the United States Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we might obtain in the future.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of proprietary information and trade secrets.

In addition to patents, we rely on confidentiality agreements to protect our technical know-how and other proprietary information. Confidentiality agreements are used, for example, when we talk to potential development partners, consultants, contractors and vendors. In addition, each of our employees has signed a confidentiality agreement. Nevertheless, there can be no guarantee that an employee or a third party will not make an unauthorized disclosure of our proprietary confidential information. This might happen intentionally or inadvertently. It is possible that a competitor will make use of such information, and that our competitive position will be compromised, in spite of any legal action we might take against persons making such unauthorized disclosures.

We also keep as trade secrets certain technical and proprietary information where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific and technical collaborators and other advisors may unintentionally or willfully disclose our trade secrets to competitors. It can be expensive and time-consuming to enforce a claim that a third party illegally obtained and is using our trade secrets. Furthermore, the outcome of such claims is unpredictable. In addition, courts outside the United States may be less willing to or may not protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how without misappropriating or otherwise violating our trade secret rights. Where a third party independently develops equivalent knowledge, methods and know-how without misappropriating or otherwise violating our trade secret rights, they may be able to seek patent protection for such equivalent knowledge, methods and know-how. This could prohibit us from practicing our trade secrets.

Claims that our technologies or processes infringe the patent rights of third parties could result in costly litigation or could require substantial time and money to resolve, whether or not we are successful, and an unfavorable outcome in these proceedings would have a material adverse effect on our business.

Our commercial success depends on our ability to operate without infringing the patents and proprietary rights of other parties and without breaching any agreements we have entered into with regard to our technologies and processes. We cannot determine with certainty whether patents or patent applications of other parties may materially affect our ability to conduct our business. Our industry spans several sectors, including biotechnology and renewable fuels, and is characterized by the existence of a significant number of patents and disputes regarding patent and other intellectual property rights. Because patent applications can take several years to issue, there may currently be pending applications, unknown to us, that may result in issued patents that cover our technologies or processes. The existence of third-party patent applications and patents could limit our ability to obtain meaningful patent protection. If we wish to commercialize the technology or process claimed in issued and unexpired patents owned by others, we will need to obtain a license from the owner, enter into litigation to challenge the validity of the patents or incur the risk of litigation in the event that the owner asserts that we infringe its patents. If patents containing competitive or conflicting claims are issued to third parties and these claims are ultimately determined to be valid, we may be enjoined from pursuing development or commercialization of our technologies or processes, or be required to obtain licenses to these patents, or to develop or obtain alternative technology.

Risk factors

We may be exposed to future litigation based on claims that one of our technologies or processes infringes on the intellectual property rights of others. There is inevitable uncertainty in any litigation, including patent litigation. Defending against claims of patent infringement is costly and time-consuming, regardless of the outcome. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs. Many of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. In addition, the costs and uncertainty associated with patent litigation could have a material adverse effect on our ability to continue our internal research and development programs, to license needed technology, or enter into strategic partnerships that would help us commercialize our technologies. In addition, litigation or threatened litigation could result in significant demands on the time and attention of our management team, distracting them from the pursuit of other company business.

If a third party successfully asserts a patent or other intellectual property rights against us, we might not be able to obtain a license on reasonable terms and might be barred from using certain portions of our technologies or processes, whether developed by us or licensed from third parties. Injunctions against using specified processes or components, or prohibitions against commercializing specified products, could be imposed by a court or by a settlement agreement between us and a plaintiff. In addition, we may be required to pay substantial damage awards to the third party, including treble or enhanced damages if we are found to have willfully infringed the third party’s intellectual property rights. We may also be required to obtain a license from the third party in order to continue using the technology or process we were found to infringe. It is possible that the necessary license will not be available to us on commercially acceptable terms or at all. This could limit our ability to competitively commercialize some or all of our products.

We may need to commence litigation to enforce our intellectual property rights, which would divert resources and management’s time and attention and the results of which would be uncertain.

Enforcement of claims that a third party is using our proprietary rights, including any patents issued based on our pending applications, without permission is expensive, time-consuming, uncertain and infringement by third parties of any patents ultimately issued to us may be difficult to determine. Litigation would result in substantial costs, even if the eventual outcome is favorable to us, and would divert management’s attention from our business objectives. In addition, an adverse outcome in litigation could result in a substantial loss of our proprietary rights and we may lose our ability to exclude others from practicing our technologies or processes.

The laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to renewable fuel technologies. This could make it difficult for us to stop the infringement of any patents ultimately granted based on our pending patent applications or misappropriation of our other intellectual property rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Moreover, our efforts to protect our intellectual property rights in such countries may be inadequate.

Risk factors

We expect to face competition primarily from other renewable fuels companies and, in particular, other ethanol companies. If we cannot compete effectively against these companies, our business, financial condition and results of operations could be adversely affected.

We believe our primary competitors are companies focused on producing renewable fuels, and specifically companies that produce advanced biofuels, such as sugarcane ethanol and butanol, or from companies that produce other renewable fuels such as corn ethanol. We may also face competition from other industry participants, such as our feedstock suppliers or technology providers, seeking to produce renewable biofuels themselves or in partnership with other industry participants. The renewable fuels and advanced biofuels industry is rapidly evolving and highly competitive. If we are unable to compete successfully, our business, financial condition and results of operations could be adversely affected.

We will initially rely on a single distributor for the ethanol produced at Sierra, and we may be unable to successfully negotiate sufficient distribution agreements for our ethanol, which could harm our results of operations and commercial prospects.

We have entered into an agreement with a single distributor to market and sell all ethanol produced at Sierra for three years from commencement of production. If our single distributor is unable to market and sell all of our product at sufficient prices, our results of operations will be harmed. In addition, we may be unable to negotiate additional distribution agreements on favorable terms or at all, to distribute the ethanol produced at Sierra or our future facilities. Final terms of such agreements may include less favorable pricing structures or volume commitments, more expensive delivery or purity requirements, reduced contract durations and other adverse changes. Delays in negotiating such contracts could slow our growth plans and commercial prospects.

We need governmental approvals and permits, including environmental approvals and permits, to construct and operate our projects. Any failure to procure and maintain necessary permits or comply with permit restrictions would adversely affect ongoing development, construction and operation of future projects.

The design, construction and operation of ethanol production facilities require various governmental approvals and permits, including land use and environmental approvals and permits, which vary by jurisdiction, and will impose related restrictions and conditions that could increase our construction and operation costs, require expensive pollution control equipment, or limit the extent of our operations. In some cases, these approvals and permits require periodic renewal. We cannot predict whether all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or delay in issuing a permit essential to the construction or operation of a facility or the imposition of impractical or costly conditions in any such permit could impair our ability to develop the facility at that location. In addition, we cannot predict whether the permits will attract significant opposition or whether the permitting process will be lengthened due to complexities and government or public opposition. Delay in the review and permitting process for a project can impair or delay our ability to develop that facility or increase the cost so substantially that the project is no longer attractive to us. If we were to commence construction in anticipation of obtaining the final permits needed to commence commercial operations at that facility, we would be subject to the risk of being unable to complete the project if all the permits were not obtained. If this were to occur, we would likely lose a significant portion of our investment in the project and could incur a loss as a result. Any failure to procure and maintain necessary permits would adversely affect development, construction and operation of our facilities.

Risk factors

Our financial results could vary significantly from quarter to quarter and are difficult to predict.

Our revenue and results of operations could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. Factors that could cause our quarterly results of operations to fluctuate include:

➢	achievement, or failure to achieve, facility development milestones needed to allow us to produce ethanol on a cost effective basis;

➢	delays or greater than anticipated construction costs associated with the completion of new production facilities;

➢	fluctuations in the price of and demand for ethanol;

➢	fluctuations in the price and timing of operating costs;

➢	changes in government regulations, including subsidies and economic incentives;

➢	departure of key employees;

➢	ability to manage growth;

➢	business interruptions, such as earthquakes and other natural disasters; and

➢	changes in general economic, industry and market conditions.

Due to these factors and others the results of any quarterly or annual period may not meet our expectations or the expectations of our investors and may not be meaningful indications of our future performance.

Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable delays or interruptions.

We are vulnerable to natural disasters and other events that could disrupt our operations, such as riot, civil disturbances, war, terrorist acts, earthquakes or flood, at our facilities or those of our contract manufacturers and other events beyond our control. We do not have a detailed disaster recovery plan, and any such disasters could delay or damage the completion, operation or production capacity of Sierra, or future production facilities. In addition, we may not carry sufficient business interruption insurance to compensate us for losses that may occur. Any losses or damages or decreases in production capacity we incur could have a material adverse effect on our cash flows and success as an overall business.

Our success depends in part on recruiting and retaining key personnel and, if we fail to do so, it may be more difficult for us to execute our business strategy. We are currently a small organization and will need to hire additional personnel to successfully execute our business strategy.

Our success depends on our continued ability to attract, retain and motivate highly qualified management and engineering personnel. We are highly dependent upon our senior management. If any of such persons left, our business could be harmed. All of our employees are “at-will” employees. The loss of the services of one or more of our key employees could delay or have an impact on the successful commercialization of our products. We do not maintain any key man insurance. In addition, we are currently a small organization with 22 employees and will need to hire additional personnel to successfully execute our business strategy. Competition for qualified personnel in the biotechnology and

Risk factors

renewable energy fields is intense, particularly in the San Francisco Bay Area. We may not be able to attract and retain qualified personnel on acceptable terms given the competition for such personnel. If we are unsuccessful in our recruitment efforts, we may be unable to successfully execute our strategy.

Growth may place significant demands on our management and our infrastructure, and if we are unable to grow our organization efficiently, our business could be harmed.

We expect to expand our business as we begin construction and operations of Sierra and develop additional facilities. At March 31, 2012, we had 22 employees, and we expect to increase our headcount significantly in the future as we commence operations at Sierra and pursue further development plans. We expect that in the future we will work simultaneously on the development of multiple facilities. Our growth may place significant demands on our management and our operational and financial infrastructure. In particular, continued growth could strain our ability to:

➢	develop and improve our operational, financial and management controls;

➢	enhance our reporting systems and procedures;

➢	recruit, train and retain highly-skilled personnel;

➢	develop and maintain our relationships with existing and potential business partners; and

➢	maintain our quality standards.

Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations and financial condition would be harmed.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations, which could lead to a higher tax liability in future periods and harm our financial results.

As of December 31, 2011, we had approximately $16.1 million of federal and $14.5 million of California net operating losses, or NOLs, available to offset future taxable income. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Internal Revenue Code. Future changes in our stock ownership, some of which are beyond our control, could result in an ownership change under Section 382 of the Internal Revenue Code. Furthermore, our ability to utilize NOLs of any companies that we may acquire in the future may be subject to limitations. For these reasons, in the event we experience a change of control, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability. If we are unable to use our NOLs to offset future taxable income, we may be subject to higher tax liabilities in future periods than we otherwise would be subject to if we were able to utilize our NOLs, which could harm our financial results.

Our operation will involve the use of hazardous materials, and we must comply with environmental, health and safety laws, which can result in significant costs and may adversely affect our business, operating results and financial condition.

The operation of our ethanol production facilities will involve the use of hazardous materials, including sulfuric acid, caustic, and petroleum hydrocarbons. Accordingly, we are subject to federal, state, and

Risk factors

local environmental, health and safety laws and regulations governing the discharge of hazardous materials to air, water, and ground and the use, storage, handling, workplace safety, manufacturing, exposure to, and disposal of these hazardous materials. Our failure to comply with these laws and regulations could result in the imposition of substantial fines and penalties, cleanup costs, property damage and personal injury claims, loss of permits or a cessation of operations, and any of these events could harm our business and financial condition. There can be no assurance that violations of these laws or our environmental permits will not occur in the future as a result of human error, accident, equipment failure, or other causes. Liability under environmental, health and safety laws can be joint and several and without regard to fault or negligence. For example, under certain circumstances, we could be held liable for investigation and cleanup costs at offsite locations at which we disposed of wastes from our operations. We expect that our operations will be affected by other new environmental, health and workplace safety laws, new interpretations of existing laws, increased enforcement of environmental laws or other developments, and although we cannot predict the ultimate impact of any such changes they may impose greater compliance costs or result in increased risks or penalties, which could harm our business. Our liabilities arising from past or future releases of, or exposure to, hazardous substances may adversely affect our business, financial condition and results of operations.

If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 will require us and our independent registered public accounting firm, to evaluate and report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2013, which may be deferred under the JOBS Act as discussed below. The process of implementing our internal controls and complying with Section 404 will be expensive and time-consuming, and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price.

In connection with the audit of our 2010 and 2011 consolidated financial statements and preparation of the registration statement of which this prospectus forms a part, our auditors identified a significant deficiency in our system of internal control over financial reporting. The significant deficiency relates to the size of our accounting department which is small and lacks the depth and breadth of personnel for appropriate segregation of duties, independent reviews of reconciliations, and timely reviews of contracts and agreements required for a public company, and we currently rely on contractors for some of these functions. With the increasing volume and complexity of our transactions as we construct our first commercial-scale facility, as well as increased financial reporting responsibilities as a public company, a key element of establishing effective internal controls over financial reporting will be having a strong technical accounting group with established financial reporting policies and procedures in place. We plan

Risk factors

to take steps to remediate this deficiency by adding additional personnel with financial reporting expertise and generally increase our resources allocated to financial reporting; however there can be no assurance that such steps will be effective in remediating such deficiency or that we will not have additional deficiencies or material weaknesses in the future.

Under the JOBS Act, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date that we are no longer an “emerging growth company.” At such time that an attestation is required, our independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced disclosure requirements applicable to “emerging growth companies” could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as discussed above, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. Except for our decision to “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, we have not made a decision whether to take advantage of any or all of these exemptions, and if we do take advantage of these exemptions, we cannot predict if investors will find our common stock less attractive as a result. If some investors find our common stock less attractive as a result of any choices to take advantage of these reduced disclosure obligations, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will have broad discretion in the use of the net proceeds from this offering.

We will have broad discretion in the use of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development and commercialization of our projects and cause the price of our common stock to decline.

Risk factors

RISKS RELATING TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

If our executive officers, directors and largest stockholders choose to act together, they may be able to control our management and operations, acting in their own best interests and not necessarily those of other stockholders.

As of March 31, 2012, our executive officers, directors and beneficial holders of 5% or more of our outstanding stock owned almost all of our outstanding voting stock, and we expect that upon completion of this offering, the same group will continue to hold at least         % of our outstanding voting stock. As a result, these stockholders, acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

A viable trading market for our common stock may not develop.

Prior to this offering, there has been no public market for shares of our common stock. Although we expect that our common stock will be approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. We and the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. This initial public offering price may vary from the market price of our common stock after the offering. In addition, the trading volume of companies such as ours is often very low, and thus your ability to resell your shares may be severely constrained. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price.

The price of our common stock may be volatile.

Stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, the average daily trading volume of the securities of small companies, particularly small technology companies, can be very low. Limited trading volume of our stock may contribute to its future volatility. Price declines in our common stock could result from general market and economic conditions and a variety of other factors, including any of the risk factors described in this prospectus.

These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $             in net tangible book value per share from the price you paid, based on an assumed initial public offering price of $             per share (the mid-point of the range set forth on the cover page of this prospectus). The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Risk factors

A significant portion of total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. As of March 31, 2012, our directors, executive officers and beneficial holders of 5% or more of our outstanding stock beneficially own, collectively, more than 95% of our currently outstanding capital stock. If one or more of them were to sell a substantial portion of the shares they hold, it could cause our stock price to decline. Based on shares outstanding as of March 31, 2012, upon completion of this offering, we will have                      outstanding shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. This includes the shares that we are selling in this offering. As of the date of this prospectus, of the remaining shares, approximately 84,664,845 shares of common stock will be subject to a 180-day contractual lock-up with the underwriters.

In addition, as of March 31, 2012, there were 6,884,091 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of 83,296,113 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all 6,500,000 shares of common stock that we may issue under our 2012 Equity Incentive Plan plus the shares reserved for issuance under our 2007 Stock Incentive Plan that are not issued or subject to outstanding grants at the completion of this offering. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180-day lock-up periods under the lock-up agreements described in the “Underwriting” section of this prospectus.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and bylaws to be effective upon the completion of this offering will contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents will include the following provisions:

➢	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

➢	limiting the liability of, and providing indemnification to, our directors and officers;

➢	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

➢	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

➢

establishing a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

➢	requiring that directors only be removed for cause; and

Risk factors

➢	limiting the determination to our board of directors then in office with respect to the number of directors on our board and the filling of vacancies or newly created seats on the board.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without the prior approval of our board of directors or the holders of substantially all of our outstanding common stock.

In addition, we have an agreement with Waste Management and its subsidiary, which provides that during the time period that ends upon the earlier of (1) November 16, 2013, (2) the date that Waste Management or its affiliates beneficially own less than 2% of our then issued and outstanding capital stock and (3) the date upon which a party other than Waste Management makes a public announcement with respect to the potential acquisition of the company, we must give prompt notice to Waste Management of any bona-fide take-over bid or proposal for a merger or other business combination of our company that we receive. Furthermore, in the event we receive such an offer, we are not permitted to approve or enter into a binding agreement with respect to the offer for at least 20 business days following receipt by Waste Management of such notice, and Waste Management will be permitted to submit a competing proposal or commence a competing take-over bid. In addition, in the event we were to initiate a confidential auction process or otherwise solicit proposals for us to be acquired, we are required to invite Waste Management to submit a proposal and otherwise participate in the process on the same terms and conditions as other participants.

These provisions of our charter documents and Delaware law, alone or together, could delay or deter hostile takeovers and changes in control or changes in our management. Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

Being a public company will increase our expenses and administrative burden.

As a public company, and particularly after we cease to be an “emerging growth company”, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under applicable securities laws.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, the Dodd-Frank Act and related regulations implemented by the Securities and Exchange Commission and the stock exchanges are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a

Risk factors

diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and attract and retain qualified executive officers.

The increased costs associated with operating as a public company may decrease our net income or increase our net loss, and may cause us to reduce costs in other areas of our business or increase the prices of our products or services to offset the effect of such increased costs. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could be volatile and decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock could be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of our common stock, which may never occur, would provide a return to stockholders. Investors seeking cash dividends should not invest in our common stock.

Special note regarding forward-looking statements

This prospectus includes forward-looking statements. In this prospectus, the words “believe,” “may,” “will,” “should,” “plan,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “target,” “project,” “potential” and similar expressions, as they relate to our company, our technology and process, our business and our management, are intended to identify forward-looking statements. All statements made in this prospectus relating to our estimated and projected revenue, margins, costs, expenditures, anticipated construction schedule, estimated production costs, cash flows, financial results and prospects are forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

➢	our ability to finance, construct and operate our first commercial-scale facility;

➢	our ability to operate and maintain our facilities in line with our projected costs and our projected yields;

➢	our ability to raise additional funds to expand our business and construct additional facilities;

➢	our ability to secure access to adequate supply of MSW feedstock at projected costs;

➢	changes in federal, state or government regulations, mandates, incentives or subsidies affecting our business;

➢	our ability to protect our intellectual property, including our proprietary process for converting MSW into ethanol;

➢	costs associated with defending intellectual property infringement and other claims;

➢	the effects of increased competition in our business;

➢	our ability to keep pace with changes in technology and our competitors;

➢	our ability to attract and retain qualified employees and key personnel;

➢	fluctuations in the price of and demand for ethanol and transportation fuels;

➢	any business interruption or facilities failure;

➢	the effects of natural or man-made catastrophic events; and

➢	other risk factors included under “Risk factors” in this prospectus.

In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Market and industry data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. These sources include the U.S. Bureau of Economic Analysis, the U.S. Department of Energy, the U.S. Energy Information Administration, the U.S. Environmental Protection Agency, the California Energy Commission, the California Air Resources Board, the Nevada Governor’s Office, the National Solid Wastes Management Association and the Waste Business Journal. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Use of proceeds

We estimate that we will receive net proceeds of approximately $             million from the sale of the shares of common stock offered in this offering, or approximately $             million if the underwriters exercise their option to purchase additional shares of common stock to cover any over-allotment in full, based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

We expect to use a significant portion of the net proceeds of this offering to fund the construction of our first commercial-scale ethanol production facility, the Sierra BioFuels Plant. We currently intend to fund the remaining cost of construction of Sierra through existing equity capital from our Series C preferred stock financing and a federal loan guarantee that we are pursuing or, if we do not obtain a federal loan guarantee, a project loan facility with a subsidiary of Waste Management, Inc. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a description of and funds available from these sources. We expect to use the remaining net proceeds, if any, of this offering for the development and construction of additional ethanol production facilities and additional research and development with respect to our proprietary process, working capital and general corporate purposes, including the costs associated with being a public company.

We will have broad discretion in the use of the remaining net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Pending such uses, we intend to invest the net proceeds from the offering in interest-bearing, investment grade securities.

Dividend policy

We have never declared or paid any dividends on our common stock or any other securities. We currently intend to retain our future earnings, if any, for use in the expansion and operation of our business and therefore do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors, based upon our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2012:

➢

on an actual basis (after giving effect to a     -for-     reverse stock split of our common stock to be effected prior to the effectiveness of the registration statement of which this prospectus forms a part and the resulting     -for-     conversion ratio applicable to our preferred stock);

➢

on a pro forma as adjusted basis to reflect the (i) conversion of all of our outstanding preferred stock as of March 31, 2012 into an aggregate of 72,786,291 shares of common stock immediately prior to the completion of this offering, (ii) receipt of the $10 million contribution from Barrick Goldstrike Mines Inc. in exchange for 100% of the Class B membership interests in Fulcrum Sierra BioFuels, LLC and (iii) issuance of 8,562,257 shares of common stock upon the automatic exercise of certain warrants immediately prior to completion of this offering; and

➢

on a pro forma as further adjusted basis to reflect the pro forma adjustments described above and our receipt of the estimated net proceeds from the sale of                      shares of common stock offered by us in this offering, assuming the underwriters do not exercise their option to purchase additional shares and based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Capitalization

	March 31, 2012 (unaudited)
	Actual	Pro forma as adjusted	Pro forma as further adjusted
	(in thousands)
Cash, cash equivalents and short-term investments	$44,150	$54,150	$

Long-term debt	—	10,000
Warrant liabilities	20,719	—
Redeemable convertible preferred stock, $0.001 par value; 91,887,412 shares authorized, 72,786,291 issued and outstanding, actual; 91,887,412 shares authorized, no shares issued and outstanding pro forma as adjusted; no shares authorized, issued or outstanding, pro forma as further adjusted	143,280	—
Fulcrum BioEnergy, Inc. stockholders’ equity (deficit):
Preferred stock, $0.001 par value, no shares authorized and no shares issued and outstanding, actual; 5,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted or pro forma as further adjusted	—	—
Common stock $0.001 par value; 90,000,000 shares authorized, 3,316,297 issued and outstanding, actual; 100,000,000 shares authorized, 84,664,845 shares issued and outstanding pro forma as adjusted; 100,000,000 shares authorized, shares issued and outstanding, pro forma as further adjusted	3	85
Additional paid-in capital	22,158	183,720
Deficit accumulated during development stage	(132,386)	(132,386)
Accumulated other comprehensive income	207	207

Total Fulcrum BioEnergy, Inc. stockholders’ equity (deficit)	(110,018)	51,626

Total capitalization	$53,981	$61,626

The number of shares in the table above excludes, as of March 31, 2012:

➢

6,884,091 shares of common stock issuable upon the exercise of options to purchase our common stock at a weighted average exercise price of $1.16 per share and 747,177 shares of common stock available for issuance, under our 2007 Stock Incentive Plan; and

➢

6,500,000 shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2012 Equity Incentive Plan, which will become effective upon the completion of this offering, as more fully described in “Executive compensation—Stock plans.”

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of March 31, 2012 was approximately $(121.5) million or $(36.63) per share of common stock. Our historical net tangible book value (deficit) per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and redeemable convertible preferred stock, divided by the total number of shares of our common stock outstanding as of March 31, 2012. Pro forma as adjusted net tangible book value as of March 31, 2012 was approximately $42.5 million, or $0.50 per share of common stock. Pro forma net tangible book value gives effect to (i) a     -for-     reverse stock split of our common stock to be effected prior to the effectiveness of the registration statement of which this prospectus forms a part and the resulting     -for-     conversion ratio applicable to our preferred stock, (ii) the conversion of all of our outstanding preferred stock as of March 31, 2012 into 72,786,291 shares of our common stock, which will occur automatically upon the closing of this offering and (iii) the issuance of 8,562,257 shares of common stock upon the automatic exercise of certain warrants immediately prior to completion of this offering.

After giving effect to our sale in this offering of                      shares of our common stock at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us, our pro forma as further adjusted net tangible book value as of March 31, 2012 would have been $             million, or $             per share of our common stock. This represents an immediate increase of net tangible book value of $                 per share to our existing stockholders and an immediate dilution of $             per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2012	$(36.63)
Increase per share due to pro forma as adjusted conversion of preferred stock and exercise of warrants	37.13

Pro forma as adjusted net tangible book value per share before this offering
Increase per share attributable to this offering	0.50

Pro forma as further adjusted net tangible book value after this offering

Dilution per share to new investors		$

Each $1.00 increase or decrease in the assumed public offering price of $             per share would increase or decrease our pro forma as further adjusted net tangible book value by approximately $         million, the pro forma as further adjusted net tangible book value per share after this offering by approximately $         per share and the dilution as adjusted to investors purchasing shares in this offering by approximately $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

If the underwriters exercise their over-allotment option to purchase additional shares in this offering, our as further adjusted net tangible book value at March 31, 2012 would be $             million, or $             per share, representing an immediate increase in pro forma as further adjusted net tangible book value to our existing stockholders of $             per share and an immediate dilution to investors participating in this offering of $         per share.

Dilution

The following table summarizes, as of March 31, 2012, the number of shares of common stock purchased from us, on a pro forma as adjusted basis to give effect to (i) a     -for-     reverse stock split of our common stock to be effected prior to the effectiveness of the registration statement of which this prospectus forms a part and the resulting     -for-     conversion ratio applicable to our preferred stock, (ii) the conversion of all of our outstanding preferred stock into 72,786,291 shares of common stock, which will occur automatically upon the closing of this offering, (iii) the issuance of 8,562,257 shares of common stock upon the automatic exercise of certain warrants immediately prior to completion of this offering and (iv) the total consideration and the average price per share paid by existing stockholders and new investors at an initial public offering price of $             per share before deducting underwriting discounts and commissions and estimated offering costs payable by us:

	Shares purchased			Total consideration				Average price per share
	Number	Percent		Amount		Percent
	(in thousands, except percentages and per share amounts)
Existing stockholders	21,166		%		$137,276		%	$
Investors participating in this offering

Total		100.0%		$		100.0%

The table and calculations above are based on our shares outstanding as of March 31, 2012, and excludes:

➢

6,884,091 shares of common stock issuable upon the exercise of options to purchase our common stock at a weighted average exercise price of $1.16 per share and 747,177 shares of common stock available for issuance, under our 2007 Stock Incentive Plan; and

➢

6,500,000 shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2012 Equity Incentive Plan, which will become effective upon the completion of this offering, as more fully described in “Executive compensation—Stock plans”.

To the extent any options to purchase shares of common stock are granted or exercised, there will be further dilution to new investors. In addition, we plan to raise additional capital to fund construction of future production facilities. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected consolidated financial data

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes related to those statements, and with “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011, and the consolidated balance sheet data as of December 31, 2010 and 2011, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the period from January 17, 2007 (date of inception) to December 31, 2007 and the year ended December 31, 2008 and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009, are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2011 and 2012, and the consolidated balance sheet data as of March 31, 2012, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting of normally recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

	Period from Jan. 17, 2007 (date of inception) to December 31, 2007		Year ended December 31,				Three months ended March 31,
Consolidated statements of operations data:			2008	2009	2010	2011(3)	2011	2012
	(in thousands, except per share data)
Operating expenses(1):
Project development expenses		$1,192	$7,001	$4,271	$6,087	$14,965	$3,378	$4,560
Research and development expenses		—	1,040	4,668	5,928	5,906	1,236	1,318
General and administrative expenses		1,955	4,206	6,327	4,570	5,682	1,376	2,843
Loss on sale of Series C preferred stock		—	—	—	—	14,701	—	—

Total operating expenses		3,147	12,247	15,266	16,585	41,254	5,990	8,721

Loss from operations		(3,147)	(12,247)	(15,266)	(16,585)	(41,254)	(5,990)	(8,721)

Other income (expense):
Interest (expense)		—	(288)	(1,278)	(1,638)	(1,436)	(433)	—
Interest income		108	148	24	8	86	1	120
Change in fair value of financial instruments		—	—	—	—	(7,293)	—	(24,915)
Realized gain on short-term investments		—	—	—	—	—	—	25

Total other income (expense)		108	(140)	(1,254)	(1,630)	(8,643)	(432)	(24,770)

Net loss		(3,039)	(12,387)	(16,520)	(18,215)	(49,897)	(6,422)	(33,491)
Less net loss attributed to non-controlling interest		—	—	2	187	756	145	219

Subtotal		(3,039)	(12,387)	(16,518)	(18,028)	(49,141)	(6,277)	(33,272)
Preferred stock accretion		—	—	—	—	(155)	—	(149)

Net loss attributed to common stockholders		$(3,039)	$(12,387)	$(16,518)	$(18,028)	$(49,296)	$(6,277)	$(33,421)

Net loss per share—basic and diluted(2)	$	N/A	$(23.04)	$(15.08)	$(14.46)	$(30.88)	$(4.74)	$(10.08)

Weighted-average shares used in EPS calculation—basic and diluted(2)		—	538	1,095	1,247	1,596	1,323	3,316

Pro forma loss per share—basic and diluted (unaudited)(2)						$(0.65)		$(0.10)

Pro forma weighted-average shares used in EPS calculation—basic and diluted (unaudited)(2)						82,945		84,665

(footnotes on following page)

Selected consolidated financial data

	As of December 31,					As of March 31,
Consolidated balance sheet data:	2007	2008	2009	2010	2011(3)	2012
	(in thousands)
Current assets	$4,246	$2,422	$2,737	$2,310	$49,995	$44,348
Property and equipment, net	75	1,896	2,701	2,893	2,878	3,587
Intangible assets, net	—	6,500	6,590	6,550	6,550	6,550
Deposits	15	16	18	733	832	121
Deferred offering costs	—	—	—	—	1,690	2,355
Deferred debt issuance costs	—	—	—	—	2,823	2,823
Total assets	4,335	10,924	12,136	12,486	64,767	59,784
Current liabilities	372	11,163	28,485	20,015	2,385	5,518
Warrant liabilities	—	—	—	—	10,364	20,719
Redeemable convertible preferred stock	7,000	15,000	15,000	41,902	143,132	143,280
Total Fulcrum BioEnergy, Inc. stockholders’ equity (deficit)	$(3,037)	$(15,337)	$(31,662)	$(49,809)	$(91,454)	$(110,018)

(1)	Includes stock-based compensation expense as follows:

	Period from Jan. 17, 2007 (date of inception) to December 31, 2007	Year ended December 31,				Three months ended March 31,
		2008	2009	2010	2011	2011	2012
	(in thousands)
Project development expense	$—	$—	$—	$—	$42	$1	$29
Research and development expenses	—	—	—	—	14	1	11
General and administrative expenses	3	57	151	105	397	24	214

Total	$3	$57	$151	$105	$453	$26	$254

(2)	See Note 2 to our annual consolidated financial statements and Note 1 to our interim condensed consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and the number of shares used in the computation of per share amounts on a historic and pro forma basis.
(3)	Reflects the effects of the correction discussed in Note 17 to the accompanying annual consolidated financial statements.

Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk factors” or in other parts of this prospectus. The following discussion reflects the effects of the correction discussed in Note 17 to the accompanying annual consolidated financial statements.

OVERVIEW

We have developed a process to convert garbage to ethanol. Our innovative business model combines our proprietary process and zero-cost municipal solid waste, or MSW, feedstock to provide us with a significant competitive advantage over companies using alternative feedstocks such as corn, sugarcane and other sources of biomass in the production of renewable fuel. Our stable cost structure, based on long-term agreements to procure MSW feedstock at zero cost, will allow us to enter into fixed-price offtake contracts or hedges to secure attractive unit economics. We expect our first commercial-scale facility, the Sierra BioFuels Plant, or Sierra, to begin production by the end of 2013 and to be at full capacity, producing approximately 10 million gallons of ethanol per year, within three years after commencement of ethanol production.

At Sierra we expect to produce approximately 10 million gallons of ethanol per year at an estimated production cost of less than $1.25 per gallon, net of revenue from the sale of co-products, such as renewable energy credits and recyclables, of approximately $0.45 per gallon. We entered into an agreement with a third party entitling it to up to 80 million renewable energy credits per calendar year generated during the first 15 years of Sierra’s operation in exchange for an upfront contribution of $10 million to help fund the construction of Sierra. The expected revenue from those credits is included in the amount netted against out estimated production costs. These production costs also include plant labor, materials, maintenance, catalyst, utilities and other plant-related costs associated with producing ethanol from MSW. Our estimated production costs at Sierra and other facilities do not require any improvement in MSW-to-ethanol yields or process efficiencies and we believe reflect a substantially lower cost per gallon than production costs for traditional transportation fuels, primarily due to our zero-cost feedstock. In addition, we will benefit from certain federal and state incentives that are available for the production of renewable biofuels, but such incentives are not reflected in our estimated production costs.

We were founded in 2007 by James A. C. McDermott, the Managing Partner of USRG Management Company, LLC, to pioneer the development of a reliable and efficient process for transforming MSW into a renewable transportation fuel. Shortly after we were founded, Rustic Canyon Partners became an investor in the company. To date, we have focused our resources on developing and refining our proprietary technology and process of converting MSW to ethanol utilizing novel technologies in an innovative, clean and efficient thermochemical process. We have also been focused on securing long-term, zero-cost MSW feedstock agreements with solid waste companies to provide us with a reliable and abundant stream of MSW not only for Sierra, but also for future projects that we expect to develop in locations throughout the United States. We have entered into a long-term agreement with Waste Connections, Inc., or Waste Connections, to procure MSW at zero cost in 19 states for up to 20 years in quantities sufficient to produce more than 700 million gallons of ethanol per year, assuming that we are able to construct and operate approximately 15 production facilities, which are dependent upon, among

Management’s discussion and analysis of financial condition and results of operations other things, the timing and availability of financing for such facilities. We expect that our ethanol will qualify as advanced biofuel, which is eligible for certain federal and state programs and related incentives and credits to promote the development and commercialization of renewable fuel technologies.

Key milestones achieved to date include:

➢

April 2008.    We acquired the development rights to Sierra from InEnTec LLC, or InEnTec. We also entered into a Master Purchase and License Agreement with InEnTec to purchase the gasification system technology that we will deploy at Sierra to convert MSW feedstock to synthesis gas, or syngas.

➢

May 2008.    We entered into a Development Agreement with Nipawin Biomass Ethanol New Generation Co-operative Ltd. and Saskatchewan Research Council that provides us with access to a catalyst that we have incorporated into our proprietary alcohol synthesis process for converting syngas into ethanol.

➢

September 2008.    We worked with InEnTec to finalize the design and begin testing of a gasification process demonstration unit utilizing the gasification system that will be deployed at Sierra. The results generated from this facility demonstrated that the InEnTec gasification system would produce the required quantities of carbon from the MSW feedstock.

➢

November 2008.    We entered into a 20-year MSW feedstock agreement with an affiliate of Waste Connections, Inc. for the delivery of MSW feedstock to Sierra. This agreement for zero-cost MSW feedstock will provide approximately one half of Sierra’s MSW feedstock requirements.

➢

December 2008.    We entered into a Master Project Development Agreement with Waste Connections providing us with access to MSW feedstock at various sites across the United States to produce more than 700 million gallons of ethanol per year. This agreement allows us to enter into 20-year, zero-cost MSW feedstock agreements at each of our future project locations.

➢

April 2009.    We completed construction and began operations of our TurningPoint Ethanol Demonstration Plant to demonstrate our proprietary alcohol synthesis process utilizing a full-scale reactor identical to those that will be used at Sierra. To date, we have successfully operated the demonstration plant for more than 8,000 hours.

➢	June 2010. We entered into an engineering, procurement and construction, or EPC, contract with a subsidiary of Fluor Corporation, or Fluor, to provide the EPC services for Sierra.

➢

September 2010.    We entered into a 15-year MSW feedstock agreement with an affiliate of Waste Management, Inc., or Waste Management, for the delivery of MSW feedstock to Sierra and access to additional MSW feedstock for future projects in Northern Nevada. The agreement for zero-cost MSW feedstock will provide the balance of the daily MSW feedstock requirements of Sierra.

➢

December 2010.    We entered into a Series C preferred stock purchase agreement with affiliates of USRG Management Company, LLC and Rustic Canyon Partners to raise $75.0 million to help fund construction of Sierra, which was amended in April 2011 to increase the amount to be raised to $76.0 million. In September 2011, we entered into an amendment to the purchase agreement and the transaction was closed and funded in part.

➢

February 2011.    We entered into an agreement with Barrick Goldstrike Mines Inc., or Barrick, that provides for a $10 million contribution by Barrick to our subsidiary Fulcrum Sierra BioFuels, LLC, or Sierra BioFuels, which entitles Barrick to up to 80 million renewable energy credits per calendar year generated by Sierra during the first 15 years of its operation. This transaction provides us with additional capital resources for Sierra. We expect this transaction to be completed and the funding to be received upon completion of this offering.

Management’s discussion and analysis of financial condition and results of operations

➢

November 2011.    We closed our Series C preferred stock financing, which included an equity investment from a subsidiary of Waste Management. We also entered into a $70 million project loan facility to fund a portion of the construction costs for Sierra and a master project development agreement to cooperate to jointly develop additional Fulcrum projects using MSW supplied by subsidiaries of Waste Management. We also commenced construction of Sierra, our first commercial-scale facility.

As of March 31, 2012, we were considered to be a development stage company. Our primary activities since inception have included conducting research and development activities related to our technology, securing long-term MSW feedstock agreements, finalizing the development of Sierra including obtaining property and permits, working with third-party contractors on engineering activities for Sierra, evaluating sites, obtaining property and entering into MSW feedstock agreements for future facilities.

To date, we have not recognized any revenue. As of March 31, 2012, we had a deficit accumulated during development stage of $132.4 million. We experienced net losses attributable to common stockholders of $33.4 million for the three months ended March 31, 2012, $49.3 million for the year ended December 31, 2011, $18.0 million for the year ended December 31, 2010 and $16.5 million for year ended December 31, 2009.

OUR COMMERCIALIZATION PLANS

Sierra, our first commercial-scale facility, will be owned and operated by our subsidiary, Sierra BioFuels, LLC, or Sierra BioFuels, on property owned by Sierra BioFuels in the Tahoe-Reno Industrial Center located approximately 20 miles east of Reno, Nevada. This plant is designed to produce approximately 10 million gallons of ethanol per year using zero-cost MSW feedstock contractually procured from affiliates of Waste Connections, Inc. and Waste Management, Inc. We have entered into a contract with Tenaska BioFuels, LLC to market and sell all ethanol produced at Sierra for three years commencing on the date of the first ethanol delivery, with unlimited renewal options. Permits necessary for construction have been obtained, we recently began construction of Sierra and we expect to begin ethanol production by the end of 2013.

Construction costs for Sierra are estimated to be $180 million, which we expect to be financed through existing equity capital, the net proceeds of this offering and a federal loan guarantee that we are pursuing or, if we do not obtain a federal loan guarantee, our project loan facility for Sierra. Our existing equity capital is largely a result of our Series C preferred stock financing transaction, pursuant to which we raised a total of $93.0 million from both existing and new investors. We also entered into an agreement for a contribution of $10 million from Barrick in exchange for a Class B membership interest in Sierra BioFuels entitling Barrick to receive up to 80 million renewable energy credits per calendar year generated by Sierra during the first 15 years of its operation, which we expect to receive upon completion of this offering.

We own a 90% interest in Fulcrum Sierra Finance Company, LLC, or Sierra Finance, which was established in February 2012 to be a finance holding company of Sierra BioFuels, and which is the sole member of Sierra BioFuels. Sierra BioFuels was established in February 2008 for the sole purpose of owning and operating Sierra. We hold a controlling interest in and contribute the equity to Sierra Finance and Sierra BioFuels for the construction of Sierra. We are entitled to a preferred return which will allow us to receive cash distributions equal to 95.01% of the cash available for distribution at Sierra Finance until we have received a return equal to 20% on the cash invested in Sierra Finance. We expect these preferred distributions will continue for over 15 years following the commencement of commercial operations of Sierra.

Management’s discussion and analysis of financial condition and results of operations

We have designed our technology and our production facilities to allow us to replicate the design of Sierra and more efficiently construct future facilities with up to six times the production capacity of Sierra. We are currently reviewing additional sites for future facilities based on their proximity to MSW feedstock supply, favorable permitting environment and proximity to refineries and blenders. Under our development program, we intend to design, develop, own and operate additional facilities to utilize our existing MSW feedstock supply. We may also seek to enter into joint development arrangements or partner with large strategic players such as major oil, refinery and chemical companies. For example, we recently entered into a non-binding memorandum of understanding with Tesoro Companies, Inc., or Tesoro, under which we agreed to work together to jointly develop projects, each located at and integrated within a Tesoro refinery.

According to an August 2009 independent analysis prepared by Life Cycle Associates, LLC, our process is projected to provide a more than 75% reduction in greenhouse gas, or GHG, emissions compared to traditional gasoline production. As a result, our ethanol will be eligible for certain federal and state programs and related incentives and credits to promote the development and commercialization of renewable fuel technologies, which we expect will further enhance the margins for our ethanol.

FUNDAMENTALS OF OUR BUSINESS

Our proprietary gasification and alcohol synthesis process converts MSW feedstock into ethanol that can be blended into gasoline at existing refineries to produce a domestic transportation fuel product for use by vehicles on the road today. Although we have not generated any revenue to date, we expect to generate revenue from sales of our advanced biofuels produced at our owned and operated facilities.

We believe that the following factors are fundamental to our future performance:

Access to MSW feedstock

We believe that our zero-cost MSW feedstock provides us with a significant competitive advantage over traditional ethanol producers that use commodity-priced feedstocks, which have high historic pricing volatility and short-dated, illiquid forward markets. We have secured long-term supplies of zero-cost MSW feedstock in sufficient quantities to produce more than 700 million gallons of ethanol annually for up to 20 years. One of our supply agreements for Sierra provides that we are responsible for the transportation costs of delivering the feedstock to the facility, but that the supplier will pay us a tipping fee for the MSW feedstock that we accept. If transportation costs increase faster than the tipping fees, and we are not able to obtain zero-cost feedstock from another source, our results of operations may be harmed. Longer-term, we intend to expand our business by entering into additional MSW agreements to increase the amount of feedstock available for future facilities.

Production cost

Maintaining a low production cost will allow us to sell ethanol at greater profit margins than other producers. Our estimated production costs include the direct costs associated with producing ethanol from MSW, and include costs of plant labor, materials, maintenance, catalyst, utilities and other plant-related costs. Our estimated production costs are based on our current projections, which include our use of zero-cost feedstock, net yields of approximately 70 gallons of ethanol per ton of MSW and assume no improvements in such yields or process efficiencies and utilize industry standards for production costs.

We believe we can produce advanced biofuel at Sierra, our first commercial-scale facility, at an estimated production cost of less than $1.25 per gallon, net of revenue from the sale of co-products such as renewable energy credits and recyclables, of approximately $0.45 per gallon. We entered into an

Management’s discussion and analysis of financial condition and results of operations agreement with Barrick, as further described below, entitling it to up to 80 million renewable energy credits per calendar year generated during the first 15 years of Sierra’s operation in exchange for an upfront contribution of $10 million to help fund the construction of Sierra. The value of those credits is included in our net estimated production costs. We believe this is a substantially lower cost per gallon than traditional transportation fuels, primarily due to our zero-cost feedstock. While we benefit from policies such as the federally mandated Renewable Fuel Standard program, or RFS2, and the California Low Carbon Fuel Standard, or LCFS, and will access incentives available for the production of our advanced biofuel, such incentives are not reflected in our estimated production costs. We believe our production process will also generate sufficient electricity to operate our facilities, contributing to our lower production costs. We have designed our technology to allow us to more efficiently construct future full-scale facilities with up to three times and six times the production capacity of Sierra. We believe we can lower our estimated production costs from less than $1.25 per gallon at Sierra to less than $0.90 per gallon at our 30 million gallon per year facilities and to less than $0.70 per gallon at our 60 million gallon per year facilities, net of revenue from the sale of co-products, such as renewable energy credits and recyclables, of approximately $0.45 per gallon, assuming economies of scale at the 30 and 60 million gallon per year facilities. These estimates do not require any improvement in MSW-to-ethanol yields or process efficiencies.

Our estimated production cost is a performance metric we intend to use to reflect the economic components related to producing a gallon of our primary product, ethanol. As described in more detail in “Financial Operations Overview” below, the sale of co-products, which are netted against our estimate production costs, will be included in our revenue, and will not be included in or netted against our cost of goods sold or our operating expenses in our consolidated financial statements.

Production capacity

As we continue to expand our ethanol production with additional facilities, we believe that our annual production capacity will be a significant factor in our financial results. We believe our process will produce ethanol at net yields of approximately 70 gallons per ton of MSW after taking into account electricity generation, which is sufficient for us to operate profitably without any economic subsidies. Sierra is expected to begin commercial operations by the end of 2013 and to be at full capacity within three years after commencement of ethanol production and is designed to produce approximately 10 million gallons of ethanol per year. We expect to construct additional production facilities across the United States with up to six times the production capacity of Sierra.

Capital cost and financing

Our facilities are capital intensive and will require significant amounts of equity and debt capital. We expect the total construction costs of Sierra to be approximately $180 million, which we expect to be financed through existing equity capital, net proceeds of this offering and a federal loan guarantee or, if we do not obtain a federal loan guarantee, our project loan facility for Sierra. We may also seek project financing from other sources. Although our larger, future facilities will require more capital to construct, we expect to realize economies of scale to lower the construction cost per gallon. We plan to finance these future facilities utilizing cash from operations of existing facilities and project and corporate debt.

Ethanol and petroleum prices and demand

A significant factor in our operating margins will be the price received for our ethanol, which will be marketed as an alternative to oil. Ethanol is blended with gasoline and sold as a transportation fuel for

Management’s discussion and analysis of financial condition and results of operations vehicles on the road today. The spot price for a gallon of ethanol on the Chicago Board of Trade, or CBOT, was $2.12 on May 23, 2012. In 2011, the spot price for ethanol on the CBOT traded at a low of $2.11 per gallon and a high of $3.17 per gallon, with an average price of $2.63 per gallon. Because our zero-cost MSW feedstock enables us to have greater certainty about our lower cost structure compared to traditional ethanol producers, we expect to enter into financial and/or physical ethanol hedges to lock in a portion of our unit economics at each facility.

Governmental programs and incentives

Although we expect to generate favorable margins on the production of ethanol as soon as our facilities are operational based on our zero-cost MSW feedstock, we also expect that a significant factor driving growth in our business in the United States will be the federally mandated RFS2. We also expect to continue to benefit from the increasing demand for renewable biofuels and energy as a result of favorable legislation being considered or adopted by more than half of the states, including California and Nevada. We expect that the additional demand for renewable biofuels and energy from fuel companies in such states will create additional opportunities for us to expand our business. Although we may apply for additional loan guarantees and cash grants for future projects if they remain available, our financing strategy for future projects does not contemplate the use of federal loan guarantees or cash grants.

FINANCIAL OPERATIONS OVERVIEW

Revenue

To date, we have not generated any revenue and do not expect to do so until at least the end of 2013 when Sierra is expected to commence production. Our revenue will be generated primarily from the sale of ethanol from our production facilities to local refineries or blenders. We also expect to generate revenue from the sale of co-products, such as renewable energy credits and recyclables. We will recognize revenue upon the satisfaction of certain criteria that includes the evidence of a sales contract or arrangement with a credit-worthy third party, a determinable price and quantity for our product sold, and the delivery of our ethanol or co-product has transferred title and risk of loss to a third party.

Cost of goods sold

When our facilities begin production, our gross profit will be derived primarily from the sale of ethanol less the necessary costs incurred to generate the ethanol product. Cost of goods sold will consist primarily of plant labor, materials, maintenance, catalyst, utilities, other plant-related costs and depreciation. With our existing supply of zero-cost MSW feedstock, cost of goods sold will not be impacted by the use of MSW as feedstock for our process. Variability in cost of goods sold will be mainly driven by varying labor costs in the regions our plants are located and by the impact of inflation on the materials, spare parts, catalyst, utilities and other plant-related costs necessary for the operations of our facilities.

Operating Expenses

Project development expenses

Project development expenses include the costs associated with the development of our production facilities, including Sierra, and project financing fees. These expenses include early development costs associated with evaluating and permitting sites, engineering, environmental, legal and other third-party costs. Upon securing the land, necessary permits, adequate funding, and a determination to proceed to advanced development and construction, additional costs associated with each production facility will be capitalized.

Management’s discussion and analysis of financial condition and results of operations

Research and development expenses

Historically, our research and development expenses have consisted primarily of labor, materials and third-party engineering, legal and other contractor expenses incurred in connection with evaluating and testing the technology and our proprietary process for converting MSW feedstock into ethanol. We expense all of our research and development expenses as they are incurred.

General and administrative expenses

Today, our general and administrative expenses consist primarily of personnel and costs (including non-cash stock-based compensation) related to our management, finance, legal, human resources, information technology, insurance, facilities and administrative functions. Upon the completion of this offering, we expect general and administrative expenses to increase as we incur additional costs related to operating as a public company and as we enhance our infrastructure to support the anticipated growth of our business. These costs will likely include the hiring of additional personnel, increased costs for insurance, facilities, other overhead as well as third-party legal, accounting and consulting expenses.

Other income (expense)

Interest (expense)

We recognize interest expense as we enter into debt obligations and capital leases. To date, interest expense has consisted primarily of accrued interest on outstanding debt which has consisted of convertible notes from affiliates of USRG Management Company, LLC and Rustic Canyon Partners. The outstanding principal and accrued interest on these notes has been paid through the conversion of the notes and accrued interest into shares of our convertible preferred stock. In the future, we expect interest expense will increase significantly and fluctuate as we incur debt to construct our facilities.

Interest income

Interest income is comprised of interest earned on invested funds and cash on hand. We expect interest income will fluctuate in the future with changes to the balance of funds invested, cash on hand and with market interest rates.

Change in fair value of financial instruments

The change in the fair value of financial instruments is comprised of the mark-to-market change in the fair value of the forward sales of our preferred stock at each reporting date from the date the purchase agreement was signed through the date the underlying shares were issued in November 2011 and the mark-to-market change in fair value of the warrant liabilities that were issued in connection with the sale of Series C preferred stock.

Provision for income taxes

Since inception, we have not generated any revenue and have incurred net losses and have therefore not recorded any U.S. federal and state income tax provisions. Accordingly, we have taken a full valuation allowance against all deferred tax assets until it is more likely than not that they will be realized. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from this estimate. In such an event, we will record additional tax expense or tax benefit in the period in which such resolution occurs.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

COMPARISON OF THREE MONTHS ENDED MARCH 31, 2011 AND 2012

Operating expenses

The following table shows our costs and operating expenses for the periods presented, showing period-over-period changes.

	Three months ended March 31,
	2011	2012	Change
	(in thousands)
Operating expenses:
Project development expenses	$3,378	$4,560	$1,182
Research and development expenses	1,236	1,318	82
General and administrative expenses	1,376	2,843	1,467

Total operating expenses	$5,990	$8,721	$2,731

Project development expenses

Our project development expenses for the three months ended March 31, 2012, increased by $1.2 million over the three month period ended March 31, 2011, primarily due to increased engineering and construction costs related to Sierra of $905,000. Other expenses that increased in the three months ended March 31, 2012, include employee and employee related expenses of $202,000, bonuses of $121,000 and travel and other expenses of $95,000. The cost increases for the three month period ended March 31, 2012 were reduced by a decrease in project financing costs of $141,000 as project financing activities related to pursuing federal loan guarantees were substantially completed in 2011 and the Company’s loan guarantee application are currently under review. We plan to continue to incur significant expenses in project development for the foreseeable future as we continue to develop Sierra and additional sites and facilities.

Research and development expenses

Our research and development expenses were consistent for the three months ended March 31, 2011 and 2012, increasing by only $82,000 for the three month period in 2012. The increase relates to increased operating costs of $52,000 for our alcohol synthesis process demonstration unit, or alcohol synthesis PDU, and increased employee expense costs of $45,000. The increases were reduced by a decrease in other expenses of $15,000. We plan to continue to make significant investments in research and development expenses for the foreseeable future as we pursue development of additional sites and facilities.

General and administrative expenses

Our general and administrative expenses increased by $1.5 million for the three months ended March 31, 2012, over the three month period ended March 31, 2011, primarily due to increased employee and employee related costs of $563,000, employee bonuses of $924,000 and other expenses of $134,000. The increased costs in 2012 were reduced by decreased legal costs of $154,000. We expect that our general and administrative expenses will increase in the near future as we add personnel and incur additional expense as a result of costs related to this offering and becoming a publicly-traded company.

Management’s discussion and analysis of financial condition and results of operations

Other income (expense)

The following table shows our other income (expense), net for the periods presented, and showing period-over-period changes.

	Three months ended March 31,
	2011	2012	Change
	(in thousands)
Other income (expense):
Interest expense	$(433)	$—	$433
Interest income	1	120	119
Change in fair value of financial instruments	—	(24,915)	(24,915)
Realized gain on sale of short-term investments	—	25	25

Total other income (expense)	$(432)	$(24,770)	$(24,338)

Interest (expense)

Interest expenses decreased by $433,000 for the three months ended March 31, 2012 over the three month period ended March 31, 2011, primarily due to higher outstanding convertible note balances in 2011.

Interest income

Interest income increased by $119,000 for the three months ended March 31, 2012, over the three month period ended March 31, 2011 primarily due to higher short-term investment balances in 2012. The cash invested was obtained from the closing the Series C preferred stock transaction in September 2011.

Change in fair value of financial instruments

The expense related to the change in fair value of financial instruments increased by $24.9 million for the three months ended March 31, 2012 over the same three month period in 2011, due to the change in fair value of the warrants that were issued at the close of the Series C preferred stock transaction in September 2011.

Realized gain on short-term investments

The realized gain on short-term investments increased by $25,000 for the three months ended March 31, over the three month period ended March 31, 2011 due to the sale of short-term investments in 2012 from funds obtained from the Series C preferred stock transaction that closed in September 2011.

COMPARISON OF YEARS ENDED DECEMBER 31, 2010 AND 2011

Operating expenses

The following table shows our costs and operating expenses for the periods presented, showing period-over-period changes.

	Year ended December 31,
	2010	2011	Change
	(in thousands)
Operating expenses:
Project development expenses	$6,087	$14,965	$8,878
Research and development expenses	5,928	5,906	(22)
General and administrative expenses	4,570	5,682	1,112
Loss on sale of Series C preferred stock	—	14,701	14,701

Total operating expenses	$16,585	$41,254	$24,669

Management’s discussion and analysis of financial condition and results of operations

Project development expenses

Our project development expenses for the year ended December 31, 2011 increased by $8.9 million, primarily due to engineering and design costs of $7.4 million related to the continued development of Sierra and legal and consulting service costs of $1.5 million related to project financing activities for our federal loan guarantee applications. We plan to continue to incur significant expenses in project development for the foreseeable future as we continue to develop Sierra and additional sites and facilities.

Research and development expenses

Our research and development expenses remain unchanged for the year ended December 31, 2011. Although costs related to operating and maintaining the alcohol synthesis PDU increased by approximately $203,000, the costs increases were offset primarily by decreases in employee related costs of approximately $225,000.

General and administrative expenses

Our general and administrative expenses increased by $1.1 million, primarily due to increased professional fees for legal and consulting services of $426,000 for activities related to capital raising activities. Employee and employee related costs also increased by $320,000 as we have added additional personnel to strengthen our capabilities. Additionally, travel and other expenses increased by $151,000 and $215,000. We expect that our general and administrative expenses will increase in the near future as we add personnel and incur additional expense as a result of costs related to this offering and becoming a publicly traded company.

Loss on sale of Series C preferred stock

We accounted for the Series C preferred stock transaction with a subsidiary of Waste Management at fair value, which resulted in a $14.7 million loss on the transaction as the fair value of the Series C preferred stock and the warrants exceeded the fair value of the loan facility and cash received on the transaction date. The difference in fair value relates to the future services that will be provided by the investor and the strategic value of the investor that could not be recognized as an asset due to the uncertainty of the future recovery of the asset. The loss was recorded within operating expenses.

Other income (expense)

The following table shows our other income (expense), net for the periods presented, and showing period-over-period changes.

	Year ended December 31,
	2010	2011	Change
	(in thousands)
Other income (expense):
Interest expense	$(1,638)	$(1,436)	$202
Interest income	8	86	78
Change in fair value of financial instruments	—	(7,293)	(7,293)

Total other income (expense)	$(1,630)	$(8,643)	$(7,013)

Interest (expense)

Interest expense decreased by $202,000 for the year ended December 31, 2011, primarily due to lower outstanding convertible note balances during 2011.

Management’s discussion and analysis of financial condition and results of operations

Interest income

Interest income increased by $78,000 for the year ended December 31, 2011, primarily due to interest earned in 2011 from the proceeds of the Series C preferred stock transaction.

Change in fair value of financial instruments

The change in the fair value of financial instruments relates to the accounting for the Series C preferred stock transaction as a forward sale of preferred stock and the issuance of warrants pursuant to the closing of the Series C preferred stock transaction. The fair value adjustment relating to the forward sales contract is principally the mark-to-market change in the fair value of the forward sales contract from the date of the Series C preferred stock purchase amendment, September 7, 2011, to November 16, 2011, the date that the transaction closed. The fair value adjustment relating to the warrants is the mark-to-market change in the fair value of the warrants liabilities from the issuance date to December 31, 2011.

COMPARISON OF YEARS ENDED DECEMBER 31, 2009 AND 2010

Operating expenses

The following table shows our costs and operating expenses for the periods presented, showing period-over-period changes.

	Year ended December 31,
	2009	2010	Change
	(in thousands)
Operating expenses:
Project development expenses	$4,271	$6,087	$1,816
Research and development expenses	4,668	5,928	1,260
General and administrative expenses	6,327	4,570	(1,757)

Total operating expenses	$15,266	$16,585	$1,319

Project development expenses

Our project development expenses increased by $1.8 million in 2010, primarily due to increased engineering design costs relating to Sierra of approximately $1.7 million. Travel expense and legal services also increased by approximately $121,000 and $104,000, respectively. The increased expenses were reduced by decreases in salary expenses of $104,000.

Research and development expenses

Our research and development expenses increased by $1.3 million in 2010, primarily due to increased expenses related to operating the alcohol synthesis PDU of $880,000 due to increased hours of operation in 2010. Employee and employee-related costs also increased by approximately $386,000.

General and administrative expenses

Our general and administrative expenses decreased by $1.8 million in 2010, primarily due to a decrease in compensation expense in 2010 of approximately $1.5 million. Project financing fees also decreased by approximately $613,000 reflecting greater expenses in 2009 when two applications were filed under federal loan guarantee financing programs. The decreases were offset partially by increases in employee and employee-related costs and other costs of approximately $202,000 and $126,000, respectively.

Management’s discussion and analysis of financial condition and results of operations

Other income (expense)

The following table shows our other income (expense), net for the periods presented, and showing period-over-period changes.

	Year ended December 31,
	2009	2010	Change
	(in thousands)
Other income (expense):
Interest expense	$(1,278)	$(1,638)	$(360)
Interest income	24	8	(16)

Total other income (expense)	$(1,254)	$(1,630)	$(376)

Interest (expense)

Interest expense increased by $360,000 in 2010, primarily due to higher convertible notes balances in 2010 than in 2009.

Interest income

Interest income decreased by $16,000 in 2010, primarily due to less time between receiving funding and making major expenditures that depleted cash resources in 2010 than in 2009.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily through convertible debt and equity funded by affiliates of USRG Management Company, LLC and Rustic Canyon Partners. We have never generated any revenue and have generated significant losses. As of March 31, 2012, we had a deficit accumulated during development stage of approximately $132.4 million. We expect to continue to incur significant operating losses through at least the end of 2013, when Sierra is expected to commence production. Construction and commencement of operations at Sierra will require significant additional capital expenditures.

We anticipate that our material liquidity needs in the near and intermediate term will consist of funding the construction of Sierra and our continuing operating losses. We recently began construction for Sierra, which we expect will cost approximately $180 million. As of March 31, 2012, we had cash and cash equivalents of $6.2 million and short-term investments of approximately $37.9 million. We expect that the cash and cash equivalents and short-term investment at March 31, 2012 will fund future operating cash flows for construction and operations losses for at least the next 15 months. The additional liquidity needed to complete the construction of Sierra is expected to be provided by the proceeds of this offering, the Barrick contribution, and the proceeds from a federal loan guarantee, or if we do not obtain a federal loan guarantee, a project loan facility for Sierra.

We will also need substantial additional capital resources to construct future production facilities. If we are unable to obtain sufficient additional financing, we will have to delay, scale back or eliminate construction plans for some or all of our future facilities, any of which could harm our business, financial condition and results of operations.

Management’s discussion and analysis of financial condition and results of operations

Series C preferred stock financing

In December 2010, we entered into a Series C preferred stock purchase agreement with certain existing and new investors, which was subsequently amended in April, September and November 2011, pursuant to which we raised an aggregate of $93.0 million, net of the conversion of accrued interest of $2.0 million. Pursuant to the terms of the agreement as amended in September 2011, certain existing investors converted an aggregate principal amount of $32.5 million of our outstanding senior secured convertible notes and $2.0 million of accrued and unpaid interest into shares of our Series C-1 convertible preferred stock, as described below, and committed to purchase up to $17.5 million of additional shares of Series C-1 preferred stock at a purchase price of $2.67 per share from time to time upon 10 days notice by us. In September and October 2011, we issued draw notices and received approximately $6.0 million for 2,247,190 shares of Series C-1 preferred stock. This agreement was further amended and the financing closed in November 2011 to include an investment from a subsidiary of Waste Management, pursuant to which we received from existing and new investors approximately $54.5 million in connection with the final closing of our Series C-1 preferred stock at a purchase price of $2.67 per share. In addition, as consideration for the September 2011 amendment to the purchase agreement, we also issued an aggregate of 1,947,565 shares of our common stock to the new investors, which shares were being held in escrow pending completion of the purchase of shares of Series C-1 preferred stock and were released from such escrow in connection with the closing of the transaction in November 2011. The new investors in the financing also received stock warrants with a zero exercise price, exercisable only in certain circumstances. See “Description of Capital Stock—Warrants”.

Project loan facility

In November 2011, Sierra BioFuels entered into a credit agreement with a subsidiary of Waste Management to fund a portion of the construction costs associated with Sierra, which was amended in March 2012. We will utilize this project loan facility only if we do not enter into a federal loan guarantee that we are pursuing. The project loan facility provides for advances of up to $70 million and is available until the earlier of the third anniversary of the credit agreement or commercial operation of Sierra. The loan will bear interest at a floating rate based on a spread over either Eurodollar or prime interest rate indices, at Sierra BioFuels’ option, and will be secured by a first priority security interest in all assets of Sierra BioFuels, a deed of trust on the real property interests of Sierra BioFuels and a pledge of all equity interests in Sierra BioFuels. The loan will mature on the earlier of the twelfth anniversary of the commercial operation of Sierra and the date that is thirteen years and six months from the initial borrowing under the credit agreement. The credit agreement includes certain conditions precedent to borrowing, including confirmation of the Sierra budget, schedule and projections prior to initial funding, as well as a requirement that this offering be completed with proceeds of at least $100 million. The conditions precedent to borrowing also include the requirement that we receive a minimum credit rating of our senior secured debt prior to initial funding and continue to have such rating with no statement of negative credit watch at each draw down. In February 2012, we received a credit rating of our senior secured debt that satisfies this requirement. The credit agreement also includes affirmative and negative covenants. The loan facility also includes a requirement that 100% of the net operating cash flows of Sierra BioFuels will be used to prepay the outstanding loan balance in addition to scheduled amortization of principal until the outstanding loan balance is reduced to $45 million, which we expect would continue for approximately two years from commencement of commercial operations at Sierra. After that, the amount of this cash sweep is reduced in steps to 50% of net operating cash flows when the loan balance has been reduced to $15 million. We expect these cash sweeps would continue for an aggregate of approximately five years from commencement of commercial operations at Sierra. In addition, the loan facility requires that the full amount of any cash grant in lieu of investment tax credit that we receive be used to prepay a portion of the loan. The loan may be voluntarily prepaid at anytime without penalty or premium at Sierra BioFuels’ option.

Management’s discussion and analysis of financial condition and results of operations

Barrick agreement

In February 2011, Sierra BioFuels entered into an agreement with Barrick, pursuant to which Barrick agreed to contribute $10 million in exchange for 100% of the Class B membership interests in Sierra BioFuels, contingent upon Sierra BioFuels securing all necessary financing to construct Sierra. Upon completion of this offering, we expect to receive the $10 million from Barrick and enter into an amended and restated limited liability company agreement of Sierra BioFuels with Barrick and IMS Nevada LLC, or IMS, a wholly-owned subsidiary of InEnTec. As the holder of the Class B membership interests of Sierra BioFuels, Barrick is entitled to up to 80 million renewable energy credits per calendar year generated during the first 15 years of Sierra’s operation. The total expected present value of all renewable energy credits Sierra is expected to generate during the first 15 years of Sierra’s operation, including the amounts which will be delivered to Barrick, is approximately $20 million. If Sierra does not generate sufficient renewable energy credits in any given year, Barrick is entitled to a cash distribution from Sierra BioFuels of the deemed value of the shortfall, in priority to any cash distributions to Fulcrum or IMS. Renewable energy credits can be lower in the first three years when production is ramping up, subject to recovery of those renewable energy credits in later years. If a shortfall remains at the end of the 15-year term, Sierra BioFuels may either (i) extend the term for up to an additional two years or (ii) provide Barrick with cash distributions from Sierra BioFuels of the deemed value of the shortfall.

Other preferred stock and convertible note financings

In August 2007, we issued shares of Series A convertible preferred stock for gross proceeds of $1.0 million. Also in August 2007, we issued shares of Series B-1 convertible preferred stock for gross proceeds of $6.0 million, and in February 2008 we issued additional shares of Series B-1 convertible preferred stock for gross proceeds of $8.0 million.

In October 2008, we entered into agreements to issue convertible promissory notes to USRG Holdco III, LLC and Rustic Canyon Ventures III, L.P., under which we could borrow up to an aggregate principal amount of $10.0 million. The notes, which were initially scheduled to mature on June 30, 2009, bore interest at 8% on the principal amount outstanding and a 2% commitment fee on the undrawn but available balance. The notes were collateralized by substantially all our assets. The notes were redeemable at the option of the holders for cash or shares of Series C preferred stock, if we had previously issued such securities at the time of redemption. If we had issued Series C preferred stock to a third party, the notes would have been convertible into Series C preferred stock at 75% percent of the purchase price paid by the third-party investors. If we had not issued Series C preferred stock, the notes would be convertible into Series B convertible preferred stock at an undiscounted purchase price. At the time the notes were issued, it was not probable that Series C preferred stock would be issued to a third party and therefore no value was allocated to the beneficial conversion feature.

In March 2009, we amended the notes to increase the amount that could be borrowed to $17.0 million. In October 2009, we further amended the notes to increase the amount that could be borrowed to $24.5 million and extended the maturity date to June 30, 2010. At December 31, 2009, there was $24.5 million aggregate principal amount outstanding under the convertible notes. In June 2010, these notes converted into shares of Series B-2 convertible preferred stock at a conversion price of $2.00 per share.

In March 2010, we issued new notes to the same investors, on substantially the same terms as the prior notes, with an initial maturity date of December 31, 2010, for an aggregate borrowing amount of $4.0 million. In June 2010, we amended the notes to increase the amount that could by borrowed to $8.0 million. In August 2010, we further amended the notes to increase the amount that could be borrowed to $12.0 million. In November 2010, we further amended the notes to increase the amount that could be borrowed to $18.0 million. In February 2011, we further amended the notes to increase the amount that

Management’s discussion and analysis of financial condition and results of operations could be borrowed to $26.0 million and extended the maturity date to April 30, 2011. In August 2011, we further amended the notes to extend the maturity date to August 31, 2011 and to increase the amount that could be borrowed under the USRG Holdco III, LLC note to $23.1 million, for a total of $32.5 million under the notes. In September 2011, these notes were converted into shares of Series C-1 convertible preferred stock at a conversion price of $2.67.

At December 31, 2010 an aggregate principal amount of $18.0 million was outstanding pursuant to the convertible notes. At December 31, 2011 and March 31, 2012 there was no outstanding principal amount pursuant to the convertible notes.

Cash flows

The following table shows a summary of our cash flows for the periods indicated:

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
Net cash used in operating activities	$(14,163)	$(17,001)	$(25,213)	$(5,421)	$(5,628)
Net cash (used in) provided by investing activities	(2,827)	(1,471)	(45,249)	(132)	7,359
Net cash (used in) provided by financing activities	17,297	18,000	73,064	8,000	(324)

Net increase (decrease) in cash and cash equivalents	$307	$(472)	$2,602	$2,447	$1,407

Operating activities

Our primary uses of cash from operating activities are for professional services and personnel-related expenditures.

Net cash used in operating activities for the three months ended March 31, 2012 was $5.6 million compared to $5.4 million for the nine months ended March 31, 2011. The net cash from operations is comparable for the periods as the increased operating expenses in 2012 were funded by increases in current liabilities.

Net cash used in operating activities for the year ended December 31, 2011 was $25.2 million compared with $17.0 million for the year ended December 31, 2010 and $14.2 million for the year ended December 31, 2009. The increase in cash used in 2011 was attributed primarily to increased cash payments for preliminary engineering costs relating to Sierra and project financing activities that are being expensed until the requirements for capitalization are met. The increase in cash used in 2010 compared to 2009 is attributed primarily to increased cash payments for preliminary engineering costs related to Sierra and operation of the alcohol synthesis PDU. The increases were partially offset by a decrease in compensation bonuses paid in 2010 over 2009 levels.

Investing activities

Our investing activities consist primarily of capital expenditures and deposits relating to the purchase of property, plant, and equipment and intangibles.

Net cash provided (used) in investing activities for the three months ended March 31, 2012 was $7.4 million compared to $(132,000) for the three months ended March 31, 2011. The increase in cash

Management’s discussion and analysis of financial condition and results of operations provided by investing activities in 2012 relates to the sale of short-term investments for operating capital needs. The short-term investments were purchased in November 2011 from the proceeds of the Series C preferred stock transaction that closed in September 2011.

Net cash used in investing activities for the year ended December 31, 2011 was $45.2 million compared with $1.5 million for the year ended December 31, 2010 and $2.8 million for the year ended December 31, 2009. The increase in cash used in 2011 is primarily attributable to the purchase of short term investments with the proceeds from the Series C preferred stock transaction. The decrease in cash used in 2010 compared to 2009 is attributable to decreased cash paid for license fees relating to technology that will be used in our production process, for water rights and for land purchases. The decreases were partially offset by increased deposits paid for equipment related to future plant construction.

Financing activities

For the three months ended March 31, 2012, cash used by financing activities was $324,000 and related to issuance costs of the Company’s initial public offering. For the three months ended March 31, 2011 cash provided by financing activities was $8.0 million and was attributable to cash receipts from convertible notes.

For the year ended December 31, 2011, cash provided by financing activities was $73.0 million and was attributable to cash receipts of $60.5 million from the proceeds of the Series C preferred stock transaction and $14.5 million from convertible notes that were partially offset by equity financing costs.

For the year ended December 31, 2010, cash provided by financing activities was $18.0 million and was attributable to cash receipts from convertible notes.

For the year ended December 31, 2009, cash provided by financing activities was $17.3 million and was attributable to cash receipts of $17.0 million from convertible notes and $0.3 million from notes receivable relating to the sale of approximately 1.4 million shares of common stock to members of our management.

Contractual obligations and commitments

The following is a summary of our contractual obligations and commitments as of December 31, 2011:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Software and equipment license fees and operating leases	$5,024	$4,758	$266	$—	$—

Total	$5,024	$4,758	$266	$—	$—

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements have been prepared in conformity with generally accepted accounting principles accepted in the United States and include all adjustments necessary for fair presentation of our consolidated financial position, results of operations, and cash flows for all periods presented. The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiary, Fulcrum Sierra Holdings, LLC, and a majority-owned limited liability company, Sierra BioFuels. As described below, subsequent to December 31, 2011, we created a finance holding company that is now the sole member of Sierra BioFuels. The preparation of our consolidated

Management’s discussion and analysis of financial condition and results of operations financial statements requires us to make estimates, assumptions, and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of the revenues and expenses during the applicable periods. Management bases its estimates, assumptions and judgments on historical experience and various other factors we believe to be reasonable under the circumstances. Different assumptions and adjustments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. Our management evaluates its estimates, assumptions, and judgments on an ongoing basis.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Impairment of long-lived assets

We carry long-lived assets on our consolidated balance sheet which includes property and equipment, and identifiable intangibles. The value of our long lived assets is principally comprised of intangible assets consisting of capitalized license fees and water rights.

Amortization of the license fees will be recognized over the estimated useful life of the asset associated with the license using the straight-line method of amortization as it reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise realized. Amortization will begin when the assets are placed into service. The first Core System is expected to be placed into service by the end of 2013 with the completion of construction of Sierra. The estimated useful life of a Core System is 20 years. The water rights have an indefinite life and will not be subject to amortization.

We assess impairment of long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to, significant decreases in the market price of the asset; significant adverse changes in the business climate, legal or regulatory factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Given our current period cash flow combined with a history of operating losses, we evaluated the recoverability of the book value of our property and equipment and long lived intangibles. Recoverability is initially assessed based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized in the consolidated statements of operations when the carrying amount is not recoverable and exceeds fair value, which is determined on a discounted cash flow basis. The impairment charge recognized is measured as the difference between the carrying value of the asset and its estimated fair value.

Management’s discussion and analysis of financial condition and results of operations

We make estimates and judgments about future undiscounted cash flows and fair value. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flows attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated future cash flows could be reduced significantly in the future. As a result, the carrying amount of our long-lived assets could be reduced through impairment charges in the future. Changes in estimated future cash flows could also result in a shortening of the estimated useful life of long-lived assets including intangibles for depreciation and amortization purposes.

The results indicate that the sum of the undiscounted cash flows is substantially in excess of the book value of the property and equipment and long lived intangibles. Accordingly, no impairment charges have been recorded during the periods presented.

Non-controlling interest

We use the hypothetical liquidation at book value, or HLBV, method to account for non-controlling interests in projects where the allocation of profits, losses and distributions are not consistent with the ownership interest of the members. HLBV uses a balance sheet methodology that considers the non-controlling interest holders’ claim on the net assets of the entity assuming a liquidation event at each reporting period. This method utilizes the specific terms outlined in the entity’s operating agreement or other authoritative documents. These terms may include cash disbursement terms and rights to specific revenue streams. The periodic changes in non-controlling interest in the consolidated balance sheets are recognized by us as a reduction of our stockholders’ equity (deficit).

As of December 31, 2011, under the terms of the limited liability company agreement for Sierra BioFuels, current year losses and contributions were allocated to the two members based on the current waterfall calculation of 95.01% and 4.99% for us and IMS, respectively. Our current year contributions to Sierra BioFuels resulted in contributions allocated to IMS, and a resulting deduction of additional paid in capital of $723,331 for the year ended December 31, 2011.

In February 2012, we created a finance holding company, Sierra Finance, pursuant to a Limited Liability Company Agreement of Sierra Finance, or the Sierra Finance LLC Agreement, and a Second Amended and Restated Limited Liability Company Agreement of Sierra BioFuels. As a result, Sierra Finance is the sole member of Sierra BioFuels, and the former members of Sierra BioFuels, we and IMS, are the members of Sierra Finance. Pursuant to the Sierra Finance LLC Agreement, we will receive cash distributions equal to 95.01% of the available cash until we have received a preferential return equal to 20% on all cash that we have contributed to Sierra Finance or Sierra BioFuels for costs incurred to construct Sierra. Upon achieving the stated return, we will then receive 50% of available cash until IMS has received an amount equal to 10% of the cumulative cash distributed since the commencement of commercial operations of Sierra. After IMS has received 10% of the cumulative operating cash distributed from Sierra Finance, then all future available cash is distributed 90% to us and 10% to IMS in accordance with each of our respective LLC ownership interests. In the event of a dissolution or liquidation of Sierra Finance, distributions are made in the same manner as listed above, after making adequate reserve to settle other outstanding obligations and administrative costs.

Stock-based compensation

We recognize compensation expense related to share-based transactions, including the awarding of employee stock options, based on the estimated fair value of the awards granted. Additionally, we are required to include an estimate of the number of awards that will be forfeited in calculating compensation costs, which are recognized over the requisite service period of the awards on a straight-line basis. We estimate the fair value of our share-based payment awards on the date of grant using an option-pricing model.

Management’s discussion and analysis of financial condition and results of operations

We have estimated the fair value of our stock option grants using the Black-Scholes option-pricing model. We calculate the estimated volatility rate based on selected comparable public companies, due to a lack of historical information regarding the volatility of our stock price. We will continue to analyze the historical stock price volatility assumption as more historical data for our common stock becomes available. Due to our limited history of grant activity, we calculate the expected life of options granted using the “simplified method” permitted by the Securities and Exchange Commission, or SEC, as the arithmetic average of the total contractual term of the option and its vesting period. The risk-free interest rate assumption was based on the U.S. Treasury yield curve in effect during the year of grant for instruments with a term similar to the expected life of the related option. The expected divided yield was assumed to be zero as we have not paid, and do not expect to pay, cash dividends on our shares of common stock. Forfeitures have been estimated by us based upon our historical and expected forfeiture experience.

The fair value of the stock options granted was based on the following assumptions:

	Year ended December 31,			Three months ended March 31, 2012
	2009	2010	2011
Expected volatility	80%	80%	110%	—
Expected dividend yield	—%	—%	—%	—
Risk-free interest rate	2.6-3.3%	3.1-3.2%	1.4%-1.8%	—
Expected term (years)	7	7	6.1-6.5	—

Common stock valuations

The fair value of the common stock underlying our stock options has historically been determined by our board of directors with input from management and an independent third-party valuation specialist. Option grants were intended to be exercisable at the fair value of our common stock underlying those options on the date of grant based on information known at that time. We determined the fair value of our common stock utilizing methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. In the absence of a public trading market, our board of directors with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

➢	the nature and history of our business;

➢	our historical operating and financial results;

➢	the market value of biofuels companies;

➢	the lack of marketability of our common stock;

➢	the price at which shares of our preferred stock have been sold;

➢	the liquidation preference and other rights, privileges and preferences associated with our preferred stock;

➢	our progress in developing our ethanol production technology;

➢	the risks associated with transferring our ethanol production technology to full commercial scale settings;

➢	the overall inherent risks associated with our business at the time stock option grants were approved; and

➢	the overall equity market conditions and general economic trends.

Management’s discussion and analysis of financial condition and results of operations

The estimates of the fair value of our common stock were made based on information from valuations as of the following valuation dates:

Valuation date	Fair value determined
November 1, 2007	$0.24
April 19, 2010	0.41
June 27, 2011	1.53
August 31, 2011	1.36

The following table summarizes the options granted from January 1, 2010 through the date of this prospectus with their exercise prices, the fair value of the underlying common stock, and the intrinsic value per share, if any:

Date of issuance	Number of options granted	Exercise price per share	Fair value of common stock per share	Intrinsic value per share
February 15, 2010	30,000	$0.24	$0.41	$0.17
March 15, 2010	10,000	0.24	0.41	0.17
June 1, 2010	5,000	0.41	0.41	—
August 8, 2011	255,000	1.53	1.53	—
August 31, 2011	4,644,467	1.53	1.36	—
September 6, 2011	20,000	1.53	1.36	—

	4,964,467

Common stock valuation methodology

For the option grants made in February and March 2010, our board of directors also considered the valuation performed as of November 1, 2007 in determining the grant date fair value of our common stock. Using this valuation, and the other factors described above, our board of directors estimated the fair value of our common stock to be $0.24 per share as of November 1, 2007 and as of the February 15, 2010 and March 15, 2010 grant dates.

The November 2007 valuation was performed using a contingent claims analysis that used option pricing concepts to infer the value of the total invested capital based on the terms of our Series B convertible preferred stock financing in August 2007 following our incorporation in July 2007, which was then allocated to each class of preferred stock and common stock. Under this methodology, each class of stock is modeled as a call option with a unique claim on our assets. In determining the total equity value, we considered two scenarios. The first scenario assumed a 2-year term to a liquidity event, a volatility rate of 50% and a risk-free rate of 4.28%. The second scenario assumed a 3-year term to a liquidity event, a volatility rate of 50% and a risk-free rate of 4.29%. The resulting equity value estimated under each scenario was then equally weighted to determine the fair market value per share.

In May 2010, in anticipation of granting additional options, we undertook a valuation of our common stock as of April 19, 2010. For the option grant made in June 2010, our board of directors considered the April 2010 valuation. The April 2010 valuation was performed by estimating our enterprise value based on the average of the asset approach and the market approach and then allocating the enterprise value to our common stock utilizing the option-pricing method. The market approach used an implied option-pricing model based on an anticipated new round of preferred stock financing, assuming a 2.5-year term to a liquidity event, a risk-free rate of 1.01% and a volatility rate of 80%. The asset approach is based on the total invested capital in the company. The resulting enterprise value was

Management’s discussion and analysis of financial condition and results of operations obtained by averaging the values of the asset approach and the market approach. The enterprise value was then allocated to the various securities that comprised our capital structure at that time, using the option-pricing method and assuming a 3-year term to a liquidity event, a risk-free rate of 1.59% and a volatility rate of 80%. We then applied a discount for lack of marketability to the share value for being a private company, using a discount rate of 35%.

Using this valuation, and the other factors described above, including our continued progress in the development of our gasification process and commercialization efforts, we determined that the fair value of our common stock was $0.41 per share as of April 19, 2010. As a result, for financial reporting purposes, we utilized the fair value of $0.41 per share for options granted on February 15, 2010, March 15, 2010 and June 1, 2010.

For the option grants made in August and September 2011, our board of directors also considered a contemporaneous common stock valuation performed as of June 27, 2011 in determining the grant date fair value of our common stock. Following the option grants made in September 2011, we also obtained a contemporaneous common stock valuation as of August 31, 2011.

The June 2011 and August 2011 valuations were performed using the probability-weighted expected return method, or PWERM. In March 2011, we began preparations for an initial public offering, and our board of directors determined that it was appropriate to use the PWERM to estimate the fair value of our shares as an initial public offering in the near term became more likely. The PWERM involves analyzing the probability-weighted present value considering various possible future liquidity events, such as an initial public offering, other exit or liquidation. For each of the possible future liquidity events, our board of directors and management estimated a range of future equity values based on the market approach over a range of possible event dates. The estimated values under each scenario were then discounted for lack of marketability, and a probability-weighted value per share of our shares was then determined.

The June 2011 and August 2011 valuations assumed a 60% and 60%, respectively, probability of an initial public offering, a 32% and 30%, respectively, probability of another exit and an 8% and 10%, respectively, probability of a liquidation event. Under the initial public offering scenario, we estimated our enterprise value based on indications of recent initial public offerings of comparable companies in the biofuel and cleantech industry; under the other exit scenario, we estimated our enterprise value based on recent financing negotiations; and under the liquidation scenario we estimated our enterprise value based on the aggregate liquidation preference of our then outstanding preferred stock. The value was then discounted to determine the present value using a discount rate of 25% for both the June 2011 and August 2011 valuations. A discount for lack of marketability ranging from 15% to 35% across the scenarios was then applied for both the June 2011 and August 2011 valuations. Using the June 2011 valuation, and the other factors described above, our board of directors estimated the fair value of our common stock to be $1.53 per share as of June 27, 2011 and as of the subsequent option grant dates of August 8, 2011, August 31, 2011 and September 6, 2011. Using the August 2011 valuation, and the other factors described above, we determined that the fair value of our common stock was $1.36 as of August 31, 2011.

Grant date fair value assessments & changes in fair value assessments

As of each stock option grant dates listed in the table above, our board of directors believes it made a thorough evaluation of the relevant factors to determine the fair value of our common stock and accordingly set the exercise price of the options granted equal to the fair value of our common stock.

February, March and June 2010 grants.    Our board of directors determined the fair value of our common stock as of the February 15, 2010 and March 15, 2010 grant dates to be $0.24 per share. As

Management’s discussion and analysis of financial condition and results of operations noted above, subsequent to the February and March 2010 grant dates, we undertook a valuation of our common stock as of April 19, 2010, and utilized the resulting fair value of $0.41 per share for financial reporting purposes as of the February 15, 2010 and March 15, 2010 option grant dates.

The fair value of our common stock as of the June 1, 2010 option grant date was determined to be $0.41 per share, which is equal to the valuation performed as of April 19, 2010. Our board of directors concluded that there were no significant changes in our business or expectations of future business as of June 1, 2010 since the April 2010 valuation that would have warranted a materially different determination of value of our common stock.

The increase in fair value determination from $0.24 per share as of November 1, 2007 and $0.41 per share as of April 19, 2010, was primarily attributable to our continued progress in the development of our alcohol synthesis process, future project development activities and commercialization efforts.

August and September 2011 grants.    The fair value of our common stock as of the August 8, 2011, August 31, 2011 and September 6, 2011 option grant dates was determined to be $1.53 per share, which is equal to the contemporaneous valuation performed as of June 27, 2011. Our board of directors concluded that there were no significant changes in our business or expectations of future business as of August 8, 2011, as of August 31, 2011 or as of September 6, 2011 since the June 2011 valuation that would have warranted a materially different determination of value of our common stock.

The increase in fair value determination from $0.41 per share as of April 19, 2010 to $1.53 as of June 27, 2011, was primarily attributable to our continued progress in the development of our alcohol synthesis process, future project development activities and commercialization efforts, including securing a portion of the financing needed for the construction of Sierra, as well as the timing and probability of an initial public offering.

Following the September 6, 2011 option grants, the fair value of our common stock was determined to be $1.36 per share as of August 31, 2011. The decrease in fair value determination from $1.53 as of June 27, 2011 to $1.36 as of August 31, 2011, was primarily attributable to the volatility and uncertainty in the capital markets, as well as a decrease in the value of comparable public companies.

Warrant liabilities

As part of our Series C preferred stock transaction in November 2011, three new investors received a warrant on the funding date, which were amended in March 2012. See “Description of capital stock—Warrants” for a description of these warrants and the amendments described below. Since the warrants can be exercised for redeemable convertible preferred stock, we have accounted for the warrants as liabilities at fair value on the consolidated balance sheet. The warrants are subject to re-measurement at each balance sheet date and the changes in fair value, if any, are recognized within other income (expense) as the change in the fair value of financial instruments in the consolidated statement of operations. The other income recorded for the year ended December 31, 2011 related to the changes in fair value of the warrants was $7.9 million.

The valuation of the warrants was performed using the probability-weighted expected return method, or PWERM. Our board of directors determined that it was appropriate to use the PWERM model to estimate the fair value of our securities as an initial public offering in the near term became more likely. The PWERM involves analyzing the probability-weighted present value, considering various possible future liquidity events, such as an initial public offering or other exit or liquidation events. For each of the possible future liquidity events, our board of directors and management estimated a range of future equity values based on the market approach over a range of possible event dates.

Management’s discussion and analysis of financial condition and results of operations

In March 2012, we amended the warrants issued in connection with our Series C preferred stock transaction. Pursuant to the amendment, in the event that our initial public offering results in aggregate gross proceeds to us of at least $100 million, or a Qualified IPO, and is completed on or prior to August 14, 2012, the warrants will be automatically exercised immediately prior to the closing of the Qualified IPO for an aggregate of 8,562,257 shares of our common stock. In the event a Qualified IPO is completed after August 14, 2012, the warrants will be automatically exercised immediately prior to the closing of the Qualified IPO for a number of shares of our common stock based upon the implied equity valuation of the company at the time of such offering. The amendment will be accounted for by valuing the warrant liabilities immediately prior to the modification, consistent with the methodology described above, and the change in fair value of the warrant liabilities recorded in other income (expense). Immediately after the amendment, an additional valuation will be performed utilizing the amended terms. Since the modification is between related parties, any change in fair value as a result of the modification will be recorded as additional paid-in capital.

We will record subsequent adjustments to the fair value of the warrants in other income (expense) until an event occurs that results in (i) the issuance of either Series C-2 preferred stock or common stock, (ii) the termination of the warrants or (iii) the expiration of the warrants. Upon issuing Series C-2 preferred stock or common stock, the liability or equity amount will be reclassified to additional paid-in capital.

Forward sale of preferred stock

We account for the forward sales of our preferred stock as financial instrument liabilities as the holders of the underlying Series C preferred stock could require us to transfer assets in the future based upon the redemption feature. The fair value of the financial instruments is revalued at each reporting period and at the November 2011 financial closing date of the Series C preferred stock transaction. The corresponding change in the fair value is recorded to other income (expense) as the change in the fair value of financial instruments in the consolidated statement of operations. The other expense recorded for the year ended December 31, 2011 related to the changes in fair value of the forward sale of the preferred stock was $15.2 million. As of December 31, 2011 the financial instruments are no longer outstanding as they settled in connection with the closing of the Series C preferred stock transaction.

Income taxes

We account for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, as necessary, to reduce deferred tax assets to their estimated realizable value.

In assessing the realization of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of taxable income in the future and our ability to utilize net operating losses.

Management’s discussion and analysis of financial condition and results of operations

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the period presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purposes entities, established for the purpose of facilitating financial transactions that are not required to be reflected on our consolidated financial balance sheets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We generally invest our cash in investments with short maturities or with frequent interest reset terms. Accordingly, our interest income fluctuates with short-term market conditions. As of December 31, 2011, our investment portfolio consisted primarily of money market funds and mutual funds. Due to the short-term nature of our investment portfolio, our exposure to interest rate risk is minimal.

Industry

Our proprietary process converts municipal solid waste, or MSW, into ethanol, which we believe will qualify as advanced biofuel, that can be blended with gasoline to provide a clean transportation fuel used by vehicles on the road today. Industries that are important to our business include the traditional transportation fuels industry, the renewable fuels industry and the MSW industry.

THE TRANSPORTATION FUELS AND RENEWABLE FUELS INDUSTRIES

Overview

The transportation sector dominates the demand for liquid fuels, representing 71% of total petroleum consumed in the United States in 2010. Gasoline comprises the majority of transportation fuel volume. According to the U.S. Energy Information Administration, or EIA, in 2010, the United States consumed approximately 138 billion gallons of gasoline and approximately 52 billion gallons of diesel.

The United States is a net importer of transportation fuels, including both crude oil and refined products like gasoline. These imports not only create a dependence upon international sources of production, but also contribute to a significant portion of our country’s current trade deficit. In 2010, 42% of the United States’ $635 billion trade deficit in goods was associated with the cost of net trade in petroleum. Against this backdrop, the U.S. Congress passed the Energy Independence and Security Act of 2007, or EISA, which sought to move the United States toward greater energy independence, to improve national security and to increase the production of clean renewable fuels. EISA sought to update the Renewable Fuel Standards program, or RFS, which was established as the first renewable fuel volume mandate in the United States as part of the Energy Policy Act of 2005. Among other things, EISA updated RFS to (i) increase the total volume of renewable fuel required to be used in transportation fuel, (ii) establish multiple renewable fuel categories and (iii) set separate volume requirements for next-generation renewable fuel categories. We refer to RFS together with the EISA amendments to RFS as RFS2.

The three major renewable fuel categories under RFS2 are as follows:

➢

Renewable fuel.     Renewable fuel is produced from renewable biomass that replaces or reduces the quantity of fossil fuel present in transportation fuel, heating oil or jet fuel. A renewable fuel must also reduce lifecycle greenhouse gas, or GHG, emissions by at least 20% compared to a 2005 baseline for the fuel it supplants. The RFS2 requirement for the volume of all renewable fuel is 13.95 billion gallons in 2011, 15.2 billion gallons in 2012, increasing to 20.5 billion gallons in 2015 and reaching 36 billion gallons in 2022.

➢

Advanced biofuel.     Advanced biofuel is a subset of the renewable fuel category that reduces lifecycle GHG emissions by at least 50%. Corn ethanol has been explicitly excluded from the definition of advanced biofuel. Of the total RFS2 requirement for the volume of renewable fuel, at least 1.35 billion gallons of renewable fuel was required to be advanced biofuel in 2011, at least 2.0 billion gallons of renewable fuel is required to be advanced biofuel in 2012, increasing to 5.5 billion gallons in 2015 and reaching 21 billion gallons in 2022.

➢

Cellulosic biofuel.     Cellulosic biofuel is a subset of the advanced biofuel category that reduces lifecycle GHG emissions by at least 60% and is derived from any cellulose, hemicellulose or lignin. Of the total RFS2 requirement for the volume of renewable fuel, at least 250 million gallons of advanced biofuel was required to be cellulosic biofuel in 2011, increasing to 3 billion gallons in 2015 and reaching 16 billion gallons in 2022. However, RFS2 requires the Environmental Protection Agency, or EPA, to conduct an annual evaluation of the volume of qualifying cellulosic biofuel that can be made

Industry

available. If the projected available volume of cellulosic biofuel is less than the required volume under RFS2, the EPA must lower the required volume. For 2011, the EPA lowered the cellulosic biofuel volume requirement to 6.0 million ethanol equivalent gallons, which is equal to 6.6 million actual gallons of cellulosic ethanol, from 250 million gallons. However, the 243.4 million gallons continue to be required under the advanced biofuel mandate. The EPA recently announced that the cellulosic biofuel volume requirement for 2012 would be 10.45 million ethanol equivalent gallons, which is equal to 8.65 million actual gallons of cellulosic ethanol.

Advanced biofuel is a subset of renewable fuel. Producers of advanced biofuel may compete in both the advanced biofuel and the renewable fuel markets, whereas producers of non-advanced renewable fuel cannot compete in the advanced biofuel market. To date, corn ethanol has been used to satisfy most renewable fuel requirements; however, RFS2 requires that advanced biofuel, which explicitly excludes corn ethanol, be used to meet the vast majority of future mandated renewable fuel growth requirements.

Ethanol

The most common biofuel used in the global transportation sector is ethanol, which has been blended into gasoline since the 1970s, when it was used primarily to increase fuel performance as an octane booster. Today, its primary uses are to accelerate the displacement of petroleum gasoline with a domestic, renewable alternative and to reduce vehicle GHG emissions. The federal Clean Air Act Amendments of 1990 required that gasoline used in the United States have additives that oxygenate the fuel. Although the federal oxygenate requirement was eliminated in 2006, oxygenated gasoline continues to be used in order to help meet federal and state air emission standards. Historically, the most common oxygenate was MTBE, which was banned by many states due to harmful effects on human health. The dominant replacement for MTBE has been ethanol, which refiners and blenders blend into traditional gasoline before distributing the product to retail stations for sale. In 2010, approximately 13 billion gallons of ethanol was blended into the gasoline supply of the United States, most of which was produced from corn.

Ethanol is typically blended with gasoline at 10% ethanol by volume, known as E10. All automakers cover the use of E10 in their warranties and in some cases recommend it since E10 has been recognized as an acceptable fuel for use in today’s vehicle fleet. In January 2011, the EPA approved the use of E15 in later-model vehicles, and in February 2012, the EPA issued an evaluation finding that Tier 1 and Tier 2 testing requirements have been satisfied for the use of E15 generally. Several government groups including the U.S. Department of Energy, or DOE, are researching the effect of intermediate ethanol blends on the environment and vehicle performance and the results of their research may have an impact on government support for higher blends like E20 and E85. Currently, E85 is used in flex fuel vehicles, which are vehicles capable of operating with gasoline, E85 or a mixture of both. According to the EPA, there are nearly eight million flex fuel vehicles on U.S. roads today. Purchasers of flex fuel vehicles may qualify for alternative fuel vehicle tax credits, which may further increase ethanol demand.

The spot price for a gallon of ethanol on the Chicago Board of Trade, or CBOT, was $2.12 on May 23, 2012. In 2011, the spot price for ethanol on the CBOT traded at a low of $2.11 per gallon and a high of $3.17 per gallon, with an average price of $2.63 per gallon.

Industry

Government regulations, programs and incentives

The renewable fuels industry benefits from government regulations, programs and incentives that seek to promote the development and commercialization of renewable fuel technologies and the use of renewable energy, including RFS2, state and local programs, and tax credits and incentives.

RFS2 and RINs

Under RFS2, any refiner or importer of gasoline or diesel fuel in the U.S. mainland or Hawaii must comply on an annual basis with volume requirements for both renewable fuels as a whole as well as those for each renewable fuel category. Although RFS2 outlines initial volume requirements for each year through 2022, it requires the EPA to perform a market analysis each year to set final standards for the following year. If the expected volume is less than the RFS2 target, the EPA has the authority to lower the standards for all categories of renewable fuel under RFS2. Finally, the EPA takes into account total projected transportation fuel production for the ensuing year to calculate percentage standards, to which each refiner or importer must adhere.

For 2011, the volume obligations for advanced biofuel and renewable fuel are 1.35 billion gallons and 13.95 billion gallons, respectively. The 1.35 billion gallon figure represents 0.78% of total projected transportation fuel production for 2011. Thus, every refiner and importer was required to ensure 0.78% of its total transportation fuel production in 2011 consisted of advanced biofuel, which became its respective volume obligations. The EPA recently set the mandated volumes for advanced biofuel and total renewable fuel for 2012 at 2.0 billion gallons and 15.2 million gallons, respectively. The 2.0 billon gallon figure represents 1.21% of total projected transportation fuel production for 2012. Thus every refiner and importer is required to ensure that 1.21% of its total transportation fuel production in 2012 consists of advanced biofuel, which becomes its respective volume obligation.

The EPA assigns Renewable Identification Numbers, or RINs, to each batch of renewable fuel produced or imported. Each fuel category has a unique set of RINs, which demonstrate compliance with RFS2. Each refiner or importer must obtain its requisite number of RINs for each fuel category based on its volume obligations. If a refiner or importer meets or exceeds its volume obligations, that refiner or importer may either trade its excess RINs to other refiners or retain its excess RINs to satisfy its volume obligations in subsequent years.

RECs

In addition, more than half of the states require utilities to utilize specific amounts of renewable energy, and such mandates typically vary on a state by state basis. For example, the State of Nevada has established a renewable portfolio standard, which mandates that energy providers use eligible renewable energy resources to supply a minimum percentage of the total electricity such provider sells. The Public Utilities Commission of Nevada has established a program to allow energy providers to buy and sell RECs in order to meet such energy portfolio requirements, where generally one REC represents one kilowatt-hour of electricity generated from a renewable resource.

California Low Carbon Fuel Standard

Outside of RFS2, state and local programs and incentives have mandated the use of renewable fuels. The most notable state program is the California LCFS, which was enacted in January 2007. The LCFS directive calls for a reduction of at least 10% in the carbon intensity of California’s transportation fuels by 2020, placing a high demand on low-carbon fuels such as ours. This required reduction is applicable

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across 100% of California’s transportation fuel volume. As a result, the continued use of traditional gasoline for a significant portion of California’s transportation fuel would lead to greater demand for lower carbon intensity blendstock. For example, the 10% ethanol component of E10 would require approximately 100% carbon intensity reduction to allow for LCFS compliance in the event the remaining 90% fuel volume remained unchanged. Thus, blendstocks with significant carbon intensity reductions will be very attractive in meeting these standards.

For refiners with significant capacity in California, such as Chevron, BP, Tesoro and ConocoPhillips, LCFS represents a major challenge. The mandate increases quickly and is primarily achievable by blending low-carbon fuel such as advanced biofuel. Under the regulation, refiners are not required to produce lower emissions fuel in California; they can also import the fuel from another location, as long as they meet the annual carbon intensity standards. As a result, biofuel producers located outside California could also benefit from the market created by LCFS. The LCFS may be met through market-based methods because providers exceeding the performance required by the LCFS receive credits that may be applied to future obligations or traded to providers not meeting the LCFS.

Several producers outside of California have challenged LCFS and a federal judge in California recently ruled that LCFS violates the U.S. constitution’s commerce clause and issued an injunction against its enforcement. It is too early to tell whether this California program, as well as other similar state programs intended to reduce carbon emissions and increase demand for renewable biofuels, will be upheld; however, RFS2 continues to drive demand at the federal level.

THE MSW INDUSTRY

According to the EPA, annual MSW generation in the United States has trended upwards over the past several decades, increasing from 88 million tons in 1960 to 243 million tons in 2009. On average, each person in the United States generates approximately one ton of MSW per year. More than 85% of the MSW generated in 2009 was comprised of carbon- and hydrogen-based organic materials with latent energy content.

Most MSW is disposed in landfills. However, decomposition of MSW in landfills produces harmful GHG emissions, including methane. Accordingly, the MSW industry has undergone a transformation over the past several decades spurred by environmental concerns. The Resource Conservation and Recovery Act, or RCRA, was passed by Congress in 1976 and sets forth a framework for the management of non-hazardous solid wastes. Standards imposed under the RCRA include location restrictions and more comprehensive monitoring requirements that increased costs for landfill operators and accelerated the closure of many of the nation’s landfills. As a result, since the 1980s, landfills have moved farther away from densely populated regions, which increased the costs of transporting MSW to landfills.

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Waste collectors are charged fees for landfill waste disposal, which are referred to as tipping fees. According to the Waste Business Journal, the national average for tipping fees increased from $28.52 per ton in 1991 to $45.62 per ton in 2011, with considerably higher tipping fees in more densely populated regions. These factors, in conjunction with the rise in fuel prices, have contributed to increasing MSW disposal costs, which reduces operating margins for waste disposal companies and increases costs for municipalities and customers. As a result, the number of landfills in the United States has decreased over time, and the national average for tipping fees has increased, as indicated below:

According to the Waste Business Journal, in 2008, the waste sector represented a $55 billion industry comprised of three segments: collection (55%), processing (12%) and disposal (33%). The key players across all three segments were public companies, private companies and municipalities. Since the 1990s, the market share held by municipalities has been contracting while the market share held by public companies has been expanding. In 2008, large publicly-traded companies held approximately 60% market share, with eight public companies comprising approximately 54% of the total market. The top three public companies by market share in 2008, Waste Management, Inc., Republic Services, Inc. and Covanta Energy Corp., comprise 44% of the total industry.

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OVERVIEW

We have developed a process to convert garbage to ethanol. Our innovative business model combines our proprietary process and zero-cost municipal solid waste, or MSW, feedstock to provide us with a significant competitive advantage over companies using alternative feedstocks such as corn, sugarcane and other sources of biomass in the production of renewable fuel, which are subject to commodity and other pricing risks. We have entered into a long-term agreement with Waste Connections, Inc. to procure MSW at zero cost throughout the United States in quantities sufficient to produce more than 700 million gallons of ethanol per year, assuming that we had approximately 15 commercial production facilities in operation. Our stable cost structure, based on long-term agreements to procure MSW feedstock at zero cost, will allow us to enter into fixed-price offtake contracts or hedges to secure attractive unit economics. We expect our first commercial-scale facility, the Sierra BioFuels Plant, or Sierra, to begin production by the end of 2013 and to be at full capacity, producing approximately 10 million gallons of ethanol per year, within three years after commencement of ethanol production.

At Sierra, we expect to produce approximately 10 million gallons of ethanol per year at an estimated production cost of less than $1.25 per gallon, net of revenue from the sale of co-products, such as renewable energy credits and recyclables, of approximately $0.45 per gallon. We entered into an agreement with a third party entitling it to up to 80 million renewable energy credits per calendar year generated during the first 15 years of Sierra’s operation in exchange for an upfront contribution of $10 million to help fund the construction of Sierra. The expected revenue from those credits is included in the amount netted against our estimated production costs. These production costs also include plant labor, materials, maintenance, catalyst, utilities and other plant-related costs associated with producing ethanol from MSW. Our estimated production costs at Sierra and other facilities do not require any improvement in MSW-to-ethanol yields or process efficiencies and we believe reflect a substantially lower cost per gallon than production costs for traditional transportation fuels, primarily due to our zero-cost feedstock. In addition, we will benefit from certain federal and state incentives that are available for the production of renewable biofuels, but such incentives are not reflected in our estimated production costs.

Our proprietary process converts MSW into ethanol. This process, built around numerous commercial systems available today, has been tested, demonstrated and will be deployed on a commercial scale at facilities that we will build, own and operate. We utilize sorted, post-recycled MSW and convert it into ethanol using a two-step process that consists of gasification followed by alcohol synthesis. In the first step, the gasification process converts the MSW into a synthesis gas, or syngas. We have licensed and purchased the gasification system from a third party. In the second step, the syngas is catalytically converted into ethanol using our proprietary alcohol synthesis process. Our alcohol synthesis process demonstration unit, or alcohol synthesis PDU, has operated at full scale for more than 8,000 hours utilizing a full-scale reactor tube of the same size that will be deployed in our systems at Sierra and future production facilities. We have filed patent applications for the integration of the MSW-to-ethanol process. We believe this may provide us with a significant advantage over competitors looking to replicate our process.

In addition, we will generate electricity to power our plants and reduce our reliance on external electricity sources. By taking this approach to power production, we believe many of our facilities will qualify for renewable energy credits that may provide additional revenue opportunities. Taking into account the feedstock used for electricity generation, we believe our process will produce ethanol at net yields of approximately 70 gallons per ton of MSW, which is sufficient for us to operate profitably in the absence of economic subsidies. Furthermore, according to an August 2009 independent analysis prepared by Life Cycle Associates, LLC, our process is projected to provide a more than 75% reduction in greenhouse gas, or GHG, emissions compared to traditional gasoline production, qualifying our ethanol as an advanced biofuel.

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We recently began construction of Sierra, located 20 miles east of Reno, in Storey County, Nevada, where we have acquired approximately 17 acres of vacant property. The construction cost of this facility is estimated at $180 million, which we expect to finance through existing equity capital, net proceeds from this offering and a federal loan guarantee that we are pursuing or, if we do not obtain a federal loan guarantee, a project loan facility for Sierra. We expect to produce approximately 10 million gallons of ethanol per year from the Sierra facility using zero-cost MSW feedstock contractually procured from a subsidiary of Waste Management, Inc., or Waste Management, and an affiliate of Waste Connections, Inc., or Waste Connections. We have entered into a contract with Tenaska BioFuels, LLC, or Tenaska, to market and sell all ethanol produced at Sierra for three years commencing on the date of the first ethanol delivery. We have designed our technology to allow us to replicate the design of Sierra and efficiently construct future facilities with up to six times the production capacity of Sierra. We believe we can lower our estimated production costs from less than $1.25 per gallon at Sierra to less than $0.70 per gallon at our full-scale commercial facilities, net of revenue from the sale of co-products, such as renewable energy credits and recyclables, of approximately $0.45 per gallon, assuming economies of scale and a 60 million gallon per year facility. These estimates do not require any improvement in MSW-to-ethanol yields or process efficiencies.

Our production facilities will provide numerous social and environmental benefits. By providing a reliable source of domestic renewable transportation fuels, our facilities will help the United States reduce its dependence on foreign oil. In addition, we expect our process will reduce GHG emissions by more than 75% compared to traditional gasoline production. Our process does not compete with recycling programs available today. We use MSW feedstock after it has been processed for conventional recyclables, such as cans, bottles, plastic containers, paper and cardboard, that would otherwise be landfilled. By diverting MSW from landfills, our facilities will help mitigate the need for new landfills and extend the life of existing landfills. Lastly, our MSW feedstock does not have the land-use issues or adverse impact on food prices generally associated with other feedstocks used to produce ethanol, such as corn and sugarcane.

We are a development stage company and have not yet generated any revenue. As of March 31, 2012, we had a deficit accumulated during development stage of $132.4 million and expect our losses to continue at least through the end of 2013, when Sierra is expected to commence production.

RECENT DEVELOPMENTS

In November 2011, we closed our Series C preferred stock financing, pursuant to which we raised an aggregate of approximately $93.0 million from both existing and new investors, including affiliates of USRG Management Company LLC and Rustic Canyon Partners, as well as a subsidiary of Waste Management, Inc., or Waste Management, the largest waste management company in the United States. We also entered into a credit agreement with a subsidiary of Waste Management to provide a project loan facility of up to $70 million to be available to fund a portion of the construction costs of Sierra, which will be secured by a first priority security interest in all assets of Sierra and a pledge of our equity interest in Sierra. We will utilize this project loan facility only if we do not enter into a federal loan guarantee that we are pursuing. If we utilize this project loan facility and draw down funds from such loan, we will be subject to certain restrictive covenants. The loan facility also includes a requirement that 100% of the net operating cash flows of Sierra BioFuels will be used to prepay the outstanding loan balance in addition to scheduled amortization until the outstanding loan balance is reduced to $45 million, which we expect would continue for approximately two years from commencement of commercial operations at Sierra. After that, the amount of this cash sweep is reduced in steps to 50% of net operating cash flows when the loan balance has been reduced to $15 million. We expect these cash sweeps would continue for an aggregate of approximately five years from commencement of commercial operations at Sierra. For additional information regarding this project loan facility, please see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources—Project loan facility”. We

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also entered into a master project development agreement with a subsidiary of Waste Management to cooperate to jointly develop Fulcrum projects in various locations throughout the United States using MSW supplied by subsidiaries of Waste Management under long-term feedstock agreements.

OUR MARKET OPPORTUNITY

According to the National Renewable Energy Laboratory, the global market for transportation fuels was approximately $4 trillion in 2010. According to the U.S. Energy Information Administration, or EIA, in 2010 there was a 138 billion gallon market for gasoline and a 52 billion gallon market for diesel in the United States alone. The ethanol we will produce can be blended with gasoline and used by vehicles on the road today. It will not only reduce dependence on foreign oil imports, but also help meet the increasing demand for renewable fuels from current market participants who must meet rising federal and state blending requirements.

Under RFS2, while the total amount of renewable fuel required has been increased, the contribution of ethanol from traditional sources has been capped. The majority of ethanol consumed in the United States today is produced from corn and does not satisfy RFS2 advanced biofuel requirements. Ethanol produced from biomass, including woodchips, agricultural waste and MSW, qualifies as advanced biofuel. Producers of advanced biofuel may compete in both the advanced biofuel and renewable fuel markets, whereas producers of non-advanced renewable fuel may not compete in the advanced biofuel market. Accordingly, the size of the potential mandated market for advanced biofuel in 2022 under RFS2 is 21.0 billion gallons. However, the EPA expects a significant shortfall in production of advanced biofuel. The EIA’s Annual Energy Outlook 2011 forecasts an overall renewable fuel shortfall as well. Total production of renewable fuels is now projected to be 25.7 billion gallons versus 36.0 billion gallons required under the RFS2 mandate in 2022 and the entire 10.3 billion gallon shortfall is a shortfall in advanced biofuel. We believe our ethanol will qualify as advanced biofuel under RFS2 for purposes of meeting such advanced biofuel targets.

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Challenges for renewable biofuel companies

Stimulated by environmental and security challenges and assisted by a favorable regulatory environment, many companies have sought to develop technologies for the production of advanced biofuel. These companies have faced a number of challenges that are likely to limit their success, including the following:

➢	Feedstock challenges. The business models of many renewable fuels competitors rely upon the purchase of feedstocks that present numerous challenges:

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Volatile pricing.    Many competing feedstocks have high historic pricing volatility and short-dated, illiquid forward markets. Several of these commodity inputs have markedly increased in price after significant investment had been made, materially eroding investor returns.

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Lack of reliable feedstock supply.    Certainty and availability of feedstock supply are ongoing challenges for many competitors who rely on feedstocks that are not currently grown or available in the large quantities required for a commercial facility. Challenges also arise as the infrastructure to harvest feedstock may not be in place, may not remain operational over the long term, and may be subject to a transient labor supply. Such challenges may create significant supply uncertainty.

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Dependence on arable land and natural resources.    Many competitors are dependent upon the use of arable land for feedstock supply. For instance, first-generation renewable fuel producers require vast swaths of farm land for corn and sugarcane production. As such, these producers require access to new acreage to increase their production. In addition, other approaches to biofuels such as biomass may require access to natural resources such as timber and forest lands.

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Competing uses of feedstock.    Many biofuel companies, including advanced biofuel companies, use feedstock like corn and sugarcane, which can also be used as a component of food supply. As a result, the increased use of these feedstocks could adversely impact the market price and availability of certain foods. In addition, wood-based feedstocks can be used for non-food applications such as building products and paper.

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Scale-up issues.    Many advanced biofuel competitors face difficulties commercializing their products due to an inability to access capital to fund projects where the technology has been demonstrated on a very limited scale. Scale-up risk is not only a factor contributing to uncertainty for the first commercial-scale facility but also for subsequent large facilities.

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Dependence on yield improvement and future technological advances.    The business models of many renewable fuels competitors are premised upon continued yield improvement to transform feedstock into an end product at a rate that generates sufficient economic returns. The need to achieve future technological success in order to be economically viable introduces a tremendous amount of uncertainty into the business.

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Dependence on government subsidies.    The economic viability of some renewable fuels is heavily dependent on the continuation of government subsidies and support available today. On an unlevered, unsubsidized basis, many renewable fuels competitors have low or even negative returns on capital.

OUR SOLUTION

Our business strategy is based on securing long-term, zero-cost MSW feedstock and employing our proprietary process to efficiently convert the MSW into an advanced biofuel. We believe our product will be markedly superior to traditional and other advanced biofuels from both an economic and an environmental perspective.

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Our competitive strengths

We believe our business model benefits from a number of competitive strengths, including the following:

➢	Attractive feedstock. The use of MSW affords us numerous benefits:

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Contracted at zero cost.    We have executed a feedstock agreement with Waste Connections, Inc. that will supply us with sufficient feedstock, at zero cost, to produce more than 700 million gallons of advanced biofuel annually for up to 20 years. Our use of MSW at zero cost removes the largest, and most volatile, component of traditional renewable fuels production cost from our cost structure. We believe this provides us with a significant cost advantage over competitors paying for feedstock or utilizing purpose-grown feedstocks.

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Transportation advantage.    Significant volumes of MSW are generated near metropolitan areas, providing us with a transportation advantage compared to feedstocks harvested or grown in rural areas that must ultimately transport either the feedstock or the fuel to metropolitan areas.

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Reliable supply.    The United States generates over 243 million tons of MSW annually, the majority of which is rich in organic carbon. This supply would provide sufficient feedstock to produce approximately 12 billion gallons of advanced biofuel annually if all such MSW was converted to advanced biofuel using our process, though Sierra is expected to produce only 10 million gallons annually.

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Established infrastructure.    By using MSW, we benefit from existing infrastructure for collection, hauling and handling. No new logistical networks would be required to transport the feedstock to our facilities.

¡	No competing use. We have developed a process to produce ethanol from a true waste product that has no competing use, is not sought after by food producers and has no impact on food prices.

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Clear path to commercialization.    Our first commercial-scale ethanol production facility is expected to begin production by the end of 2013. We expect to construct additional commercial-scale production facilities across the United States that will be supplied with MSW under our existing contractual arrangements with Waste Connections. We have designed our technology in a manner that significantly reduces scale-up risk and will also allow us to construct new facilities and deploy our capital efficiently to capture a meaningful share of the ethanol market in the United States.

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Process not dependent on yield improvement.    Our process integrates a catalyst that converts syngas into ethanol, and at our demonstration facility we have demonstrated the success of this process at full scale utilizing a full-scale reactor tube of the same size that will be deployed in our systems at Sierra and future production facilities. We believe our process will produce ethanol at net yields of approximately 70 gallons per ton of MSW, which is sufficient for us to operate profitably in the absence of economic subsidies.

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Business model built for long-term and sustainable profitability.    We do not rely on government subsidies to make our product commercially viable. While we benefit from policies such as RFS2 and the LCFS, and will access incentives available for the production of our advanced biofuel, we expect our product to be sold on a cost-competitive basis with existing transportation fuels without any reliance on subsidies. We also believe we have greater certainty around our cost structure compared to traditional ethanol producers due to our existing contractual arrangements for zero-cost MSW feedstock. We expect this certainty regarding our cost structure will allow us to enter into financial and/or physical ethanol hedges to lock in a portion of our unit economics.

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Flexible production process.    We have designed our proprietary alcohol synthesis process to give us the flexibility to produce alcohols other than ethanol and take advantage of opportunities in other renewable fuels and chemical markets.

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Benefits for our customers

The key benefits we intend to provide to our customers include:

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Zero-cost feedstock; stable cost structure.    With our long-term, zero-cost MSW feedstock, we will be able to sustain strong margins with very little production cost volatility. This enables our customers to have greater certainty relating to their ongoing access to a stable and reliable supply of ethanol.

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Access to domestically-produced advanced biofuel.    We will produce our ethanol domestically, offering customers a pricing advantage over those relying on Brazilian ethanol, which is subject to higher feedstock and transportation costs, for RFS2 compliance.

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Large-scale development program.    We have a robust project development pipeline based on the existing MSW under contract across 19 states that will support more than 700 million gallons of annual ethanol production.

Benefits for our suppliers

The key benefits we provide to MSW suppliers that work with us include:

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Cost savings.    We provide a cheaper source of waste diversion than traditional landfill disposal. In addition, our ability to site closer to where waste is collected than landfills allows us to pass on a portion of transportation and disposal cost savings to our suppliers.

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Extend landfill life at existing capacity levels.    Landfills are increasingly expensive and politically contentious assets to permit, expand and maintain. By offering our suppliers the ability to divert large volumes of waste to us, we help them extend the future life of their existing landfills, reduce the need for new landfills and save on the day-to-day costs of managing a landfill.

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Avoidance of methane gas emissions.    We provide an alternative to traditional decomposition of organic materials that creates methane gas, allowing integrated waste management companies the ability to lessen their GHG emissions footprint.

OUR STRATEGY

Our objective is to become a leading producer of renewable transportation fuels in the United States by building, owning and operating commercial production facilities. The principal elements of our strategy include:

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Commence production at Sierra.    We recently commenced construction of our first commercial-scale ethanol production facility, with ethanol production expected to begin by the end of 2013. We have entered into agreements with an affiliate of Waste Connections and a subsidiary of Waste Management to provide zero-cost MSW feedstock for Sierra, and we have entered into a three-year contract with Tenaska to market and sell all ethanol produced at Sierra. We have designed Sierra to produce approximately 10 million gallons annually, using a modular design that will be scalable in our subsequent facilities.

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Expand production capacity.    We have designed our technology to enable us to construct new, larger facilities that will allow us to expand production capacity to 30- and 60-million gallons per year at future facilities quickly and efficiently while minimizing scale-up risk. Such larger facilities would also lower both the capital cost per gallon and the fixed cost component of per gallon production costs, enhancing our economics.

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Execute fixed-price offtake and hedging contracts.    For each facility, we intend to enter into physical and/or financial fixed-price arrangements to lock in sufficient economics to cover a substantial portion of our fixed costs, including debt service.

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Secure additional MSW contracts.    Longer term, we intend to expand our business by entering into additional MSW feedstock agreements to increase the amount of resources we have available to supply our commercial facilities. For example, we recently entered into a master project development agreement with a subsidiary of Waste Management, the largest waste management company in the United States, to cooperate to jointly develop Fulcrum projects in various locations throughout the United States using MSW supplied by subsidiaries of Waste Management under long-term feedstock agreements.

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Explore new market opportunities.    We believe significant opportunities for value creation exist outside of our base model to build, own, and operate facilities within the United States. Our process will be attractive to international markets with heavy reliance on oil, poor access to alternative fuels and expensive MSW disposal options. We may license our technology to third parties and/or partner with large strategic players, such as major oil, refinery and chemical companies.

PRODUCT COMMERCIALIZATION ROADMAP

Sierra BioFuels Plant

We recently began construction of Sierra, located in the Tahoe-Reno Industrial Center approximately 20 miles east of Reno, Nevada where we have acquired approximately 17 acres of vacant property. We expect Sierra to produce approximately 10 million gallons of ethanol per year using zero-cost MSW feedstock contractually procured from affiliates of Waste Management and Waste Connections. The cost of constructing Sierra is estimated at $180 million. We have entered into an agreement with Fluor Enterprises, Inc. to provide engineering, procurement and construction services for Sierra. Our plan of operation for the remainder of 2011 and through at least the first half of 2012 is to continue the construction of Sierra, which we expect will take approximately 18 to 24 months. We expect Sierra to begin commercial production of ethanol by the end of 2013 and to be at full capacity, producing 10 million gallons of ethanol per year, within three years of commencement of commercial production. We believe that the combination of our current cash on hand, proceeds from our Series C preferred stock financing, the contribution from Barrick of $10 million entitling it to receive up to 80 million renewable energy credits per calendar year generated during the first 15 years of Sierra’s operation, net proceeds from this offering and a federal loan guarantee or, if we do not obtain a federal loan guarantee, a project loan facility for Sierra will be sufficient to fund our current operations for at least the next 12 months and to fund the construction of Sierra.

We believe we can produce ethanol at this facility at an estimated production cost of less than $1.25 per gallon, net of revenue from the sale of co-products, such as renewable energy credits and recyclables, of approximately $0.45 per gallon. This estimate does not require any improvement in MSW-to-ethanol yields or process efficiencies and is a substantially lower cost per gallon than traditional transportation fuels, primarily due to our zero-cost feedstock. In addition, we will benefit from certain federal and state incentives that are available for the production of advanced biofuels, but such incentives are not reflected in our estimated production costs. We have entered into a contract with Tenaska to market and sell all ethanol produced at Sierra for the first three years of operation. Sierra is well situated to sell ethanol into both Northern Nevada and Northern California, two attractive markets for ethanol.

The State of Nevada currently has a demand for ethanol of more than 100 million gallons per year. Today, there are no ethanol producers in the state of Nevada, nor to our knowledge are there any slated for development other than Sierra. As all of Nevada’s ethanol is currently imported from the Midwest, we believe that Sierra will have a significant location and transportation advantage by providing local blenders with a local supply of ethanol. The State of Nevada has established a renewable portfolio standard, which mandates that energy providers use eligible renewable energy resources to supply a

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minimum percentage of the total electricity such provider sells and has also established a program to allow energy providers to buy and sell renewable energy credits in order to meet such energy portfolio requirements. The electricity generated by our production process will qualify as renewable energy and allow us to sell RECs associated with such electricity. The State of Nevada also offers various tax incentives to encourage businesses to locate in Nevada though the Nevada Commission on Economic Development, or NCED. We applied for and subsequently entered into an agreement with NCED providing for a number of tax incentives, including sales and use tax abatement, modified business tax abatement, personal property tax abatement and real property tax abatement, so long as we maintain certain levels of investment, employees and wages at the facility. Since the agreement expires in October 2012, we withdrew our filing and intend to reapply for the tax incentives so that the agreement period is consistent with our construction activities.

Northern California also represents a large market for transportation fuels and California’s regulatory environment provides for attractive demand and pricing for advanced biofuel. The State of California currently has a demand for more than 950 million gallons of ethanol per year and imports 88% of its total ethanol supply from Midwest corn-based ethanol producers via rail car and produces 12% in state. Our advanced biofuel will be valuable in assisting refiners, blenders, producers and importers of transportation fuels in California to meet the requirements of the LCFS.

Future production facilities

We have designed our technology and our commercial production facilities to enable us to replicate the design of Sierra and more efficiently construct future facilities with the capacity to produce approximately 30 or 60 million gallons of ethanol per year. We believe we can lower our estimated production costs to less than $0.90 per gallon at the 30 million gallon per year facilities and to less than $0.70 per gallon at the 60 million gallon per year facilities, net of revenue from the sale of co-products, such as renewable energy credits and recyclables, of approximately $0.45 per gallon, assuming economies of scale. This estimate does not require any improvement in MSW-to-ethanol yields or process efficiencies.

We are currently evaluating additional locations across the United States for future facilities at or near the source of the MSW feedstock under contract with Waste Connections. As shown in the map below, we have identified more than 20 potential site locations across the United States for future development, located in the 19 states in which we have contractually secured zero-cost MSW. For each potential site, we plan to leverage existing infrastructure, including MSW processing capabilities, as well as identifying offtake customers. We believe opportunities may exist to co-locate our facilities at sites with significant infrastructure in place, such as refineries, which could lower our per-gallon capital costs. The MSW feedstock currently under contract is sufficient to produce more than 700 million gallons of advanced biofuel per year, assuming all such MSW was converted into ethanol using our proprietary process. To produce such volumes of ethanol per year, we will need to construct and operate approximately 15 facilities, in addition to Sierra. Our long-term plan currently contemplates construction of future facilities immediately following commencement of commercial operations of Sierra, with the next two facilities expected to produce 30 million gallons per year and subsequent facilities increasing to 60 million gallons per year. The timing of the commencement of construction and operations of such additional facilities will be dependent on the timing, amount and availability of equity capital and project financing, as well as the timing of site control, permitting and construction of such facilities.

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As we develop future project opportunities, we utilize a disciplined development strategy focused on executing on key project phases.

Early stage development

➢	Feedstock control. We enter into agreements for long-term feedstock control that secures adequate material to meet the MSW feedstock requirements of each planned facility.

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Site and permitting assessment.    In parallel with feedstock negotiations, we identify one or more suitable site locations for each of our facilities, work with our environmental consultants and local and state authorities to understand environmental permitting rules and regulations and assess the impact on schedule and costs to permit a facility. We then prepare a comprehensive development plan for the project.

Mid-stage development

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Site control.    Once there is long-term feedstock control for the project and a defined permitting process, we then identify a suitable site with the necessary infrastructure and secure it through a low-cost site option, lease or outright purchase.

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Late stage development

➢	Filing of project permits. We prepare all required environmental studies and permit applications and file for all permits necessary to begin construction of the facility.

➢	Financing. With feedstock, site control and permits in place, we secure long-term project financing prior to beginning construction of our facility.

Construction

➢	After we have secured project financing, we begin the construction of the facility which we expect will take approximately 18 months.

OUR TECHNOLOGY

Overview

In collaboration with a leading global engineering, consulting and construction company, we conducted an extensive review of more than 100 technologies and processes for producing large volumes of advanced biofuel and concluded that thermochemical technologies offered the most commercially viable solution. Based on this review, we developed a two-step process that consists of gasification followed by alcohol synthesis to produce ethanol from MSW. For the gasification step, we worked with InEnTec LLC, or InEnTec, to combine two gasification technologies into a single energy-efficient process to produce syngas from MSW. For the second step, we worked with Saskatchewan Research Council, or SRC, and Nipawin Biomass Ethanol New Generation Co-operative Ltd., or Nipawin, to integrate their thermochemical catalyst into our proprietary alcohol synthesis process to convert syngas to ethanol. Additionally, we have designed our facilities to use both syngas created from the MSW and heat recovered from our process to produce electricity for use at the facilities, which not only significantly reduces our reliance on external electricity, but also enables us to receive renewable energy credits for the electricity we will produce.

Fulcrum’s process

Our proprietary thermochemical process converts MSW feedstock into ethanol, using conventional commercial systems and our alcohol synthesis process to provide a sustainable, low-cost and high-yield approach to the production of ethanol. Our process, built around numerous commercial systems, has been demonstrated and will be deployed at our commercial production facilities. In addition, third-party engineering firms have conducted technical reviews that confirm our technology and process. The following diagram depicts our process.

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Feedstock processing

Our feedstock will consist primarily of the organic material found in MSW, which is currently being landfilled. This MSW feedstock will be delivered to us by waste service companies under the terms of long-term, fixed-price, zero-cost contracts. Our suppliers will initially sort the waste to remove commercially recyclable material, inorganic waste such as metals, glass, grit, concrete and dirt before delivering the post-sorted MSW to us. We will further sort and screen out any remaining inorganic material at our facilities, capture additional material which can be recycled and any remaining unsuitable material will be transported to landfills by the waste services companies at no cost to us. The remaining organic material will be shredded and fed into our gasification system.

Gasification system

We identified InEnTec’s gasification system as a highly efficient and economic approach for the conversion of MSW to syngas due in part to its plasma arc, a Plasma Enhanced Melter, or PEM®. The InEnTec technology has its origins in many decades of work in the development of two technologies, plasma arc and glass melter technology. This technology builds upon extensive DOE-sponsored research at the Massachusetts Institute of Technology and Battelle Pacific Northwest National Laboratory.

Our gasification system is comprised of a down-draft partial oxidation gasifier, a PEM® and a thermal residence chamber that we have purchased from InEnTec. Sierra will utilize three trains of this gasification system to convert the organic material in the MSW feedstock to a syngas consisting primarily of carbon monoxide, hydrogen and carbon dioxide.

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Steam and oxygen are introduced into the down-draft partial oxidation gasifier to react with the MSW feedstock to produce syngas and solid residue consisting of inorganic and non-gasified organic compounds. The down-draft partial oxidation gasifier converts approximately 80% of our feedstock by weight into syngas. A grate at the bottom of the gasifier allows the non-gasified material to pass into the PEM®, which is located directly below the gasifier.

The PEM® will accomplish the two distinct operations of gasification and vitrification. Any un-reacted organic material and ash from the down-draft partial oxidation gasifier, about 10% of the MSW feedstock by weight, falls into the PEM® where it is exposed to the plasma arc environment. The plasma arc provides the energy needed to gasify the remaining organic material. Steam and oxygen are introduced into the PEM® to react with the gasified organic material and produce syngas, which is then combined with the syngas from the down-draft partial oxidation gasifier prior to entering the thermal residence chamber. Inorganic materials, about 10% of the feedstock by weight, melt and form a molten glass and metal pool at the bottom of the PEM®. The glassified inorganic materials, called vitrate, are removed in a molten state and cooled. The vitrate is stable, non-hazardous and non-leachable and can be put to beneficial use, for example as construction materials, or disposed of in conventional non-hazardous landfills. Incidental and trace metals are drawn off and molded into mixed metal alloy ingots and recycled to the metals industry.

The syngas from both the down-draft partial oxidation gasifier and PEM® are combined and routed to the thermal residence chamber where the gasification reactions are brought to completion. The syngas then leaves the thermal residence chamber and flows into one of three dedicated waste heat steam generators. The waste heat steam generators recover heat from the syngas to create steam that is sent to a steam turbine generator where we produce electricity for use at the plant. We utilize commercial equipment and systems to remove particulates, trace contaminants, sulfur and moisture from the syngas. This purified syngas is then compressed to a higher pressure prior to entering our proprietary alcohol synthesis process.

Alcohol synthesis process

Our alcohol synthesis process incorporates a catalyst that was developed and is owned by Nipawin and SRC. The Nipawin/SRC catalyst is very similar to a hydrotreating catalyst used in almost every refinery in the world. The catalyst contains no precious or rare earth metals and can be recycled by the catalyst manufacturer.

We have designed our alcohol synthesis process at Sierra to include two reactors. Within each reactor, the syngas contacts the Nipawin/SRC catalyst as it flows through tubes containing the catalyst inside each reactor. The reactions that convert the syngas to alcohol compounds are exothermic, resulting in the production of a significant amount of recoverable energy that is converted to electricity to supply the plant. In order to achieve a complete conversion of the syngas to ethanol, we have designed our alcohol synthesis process with the capability to recycle any unconverted syngas, methanol and other alcohols back through the synthesis reactors for conversion to ethanol.

Although our main product will be ethanol, the catalyst and our alcohol synthesis process provide us with the flexibility to produce other alcohols, such as methanol and propanol, to take advantage of market opportunities.

Scalable technology design

As described in detail above, our technology is comprised of two core components, one involving the gasification of the MSW into synthesis gas, and the second involving the alcohol synthesis process to

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convert the synthesis gas into ethanol, that were developed independently, but will be integrated to form the complete process at Sierra and future production facilities. Through the use of standardized key pieces of equipment to create larger-scale facilities, we are not required to increase the size of the equipment, but can simply increase the number of such pieces of equipment used in our process at a given facility. For example, Sierra will utilize three trains of the gasification system and two reactors in the alcohol synthesis process. Our planned 30 million gallon per year facility, which is three times the size of Sierra, will utilize nine trains of the gasification system and six reactors in the alcohol synthesis process, each of the same size as the trains and reactors, respectively, utilized at Sierra. This use of additional pieces of the standardized equipment, instead of larger versions of such equipment, minimizes scale-up risk and will help us construct new facilities quickly and efficiently as additional engineering or other development work will not have to be performed with respect to increasing the size of the components.

Technology demonstration

Working closely with InEnTec, we conducted extensive testing of the gasification system combining a down-draft partial oxidation gasifier, PEM® and thermal residence chamber using MSW feedstock. These tests demonstrated the performance of the gasifier and confirmed that the down-draft partial oxidation gasifier converted approximately 80% of the feedstock into syngas. These tests also demonstrated that the combined gasifier and PEM® would produce the required quantity and target ratios of carbon monoxide and hydrogen in the syngas.

We designed, constructed and have been operating an alcohol synthesis PDU to test our alcohol synthesis process and the Nipawin/SRC catalyst. We have operated our alcohol synthesis PDU since the second quarter of 2009. The alcohol synthesis PDU has been operating with a single full-scale tubular reactor packed with the Nipawin/SRC catalyst under the same operating parameters that we will use at our commercial-scale plants. Sierra will utilize many tubular reactors, each one identical to the reactor in the alcohol synthesis PDU. The test results from more than 8,000 hours of operation confirm our expectations that we will be able to economically produce ethanol from syngas. These results have been reviewed and validated by the independent engineers who reviewed our process.

While we have performed extensive testing of both our gasification and alcohol synthesis systems, we have not previously demonstrated or tested the systems on a fully-integrated basis as a single, complete system at a single location. However, the chemical composition of the syngas produced by our gasification testing facility is consistent with the chemical composition of the syngas used at our alcohol synthesis PDU. In addition, we intentionally varied the chemical composition of the syngas fed into our alcohol synthesis PDU to test the system’s ability to handle unexpected variability in syngas with satisfactory results.

COMPETITION

In the near term, we expect that our ethanol will compete primarily with other renewable biofuels, such as ethanol produced from corn, sugarcane, woodchips and other biomass. We believe the primary competitive factors in the renewable biofuels market are:

➢	price of feedstock and cost of production;

➢	price of the renewable biofuel;

➢	product performance and yields;

➢	compatibility with existing infrastructure;

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➢	sustainability; and

➢	dependability of supply.

Many production and technology companies are producing, or working to develop, renewable biofuels, including Amyris, Inc., BlueFire Renewables, Inc., Codexis, Inc., Coskata, Inc., Enerkem, Inc., Gevo, Inc., KiOR, Inc., Mascoma Corporation, Plasco Energy Group Inc., PetroAlgae Inc. and Solazyme, Inc. In addition, we may also face competition from our feedstock suppliers or other industry participants seeking to produce renewable biofuels themselves.

In the longer term, we believe that our ethanol will also compete with petroleum-based products blended with gasoline in the transportation fuels market. We believe that the primary competitive factors in the transportation fuels market are:

➢	product performance;

➢	price;

➢	ability to produce meaningful volumes; and

➢	dependability of supply.

We believe that the combination of our proprietary process and our supply of zero-cost feedstock provides us with a substantial competitive advantage over producers utilizing alternative feedstocks. In addition, we believe that we will be able to compete favorably because our ethanol is compatible with the existing production, refining and distribution infrastructure in the broader transportation fuels market.

RESEARCH AND DEVELOPMENT

To date our research and development efforts have focused on identifying the technologies and developing the processes to create our integrated process to produce ethanol from MSW. We anticipate that in the future, our research and development efforts will focus on further improvements to our process, including improvements to our gasification and alcohol synthesis systems. For the years ended December 31, 2009, 2010 and 2011, we spent $4.7 million, $5.9 million and $5.9 million, respectively, on research and development activities. Our research and development activities are currently being performed in our corporate headquarters located in Pleasanton, California, as well as at our alcohol synthesis PDU in Durham, North Carolina and at our engineering office in Clemson, South Carolina.

INTELLECTUAL PROPERTY

Our success depends in large part upon our ability to obtain and maintain proprietary protection for our renewable fuel process technologies, and to operate without infringing the proprietary rights of others. Our policy is to protect our proprietary position by, among other methods, filing for patent applications on inventions that are important to the development and conduct of our business with the United States Patent and Trademark Office.

We have filed three U.S. patent applications and one international application under the Patent Cooperation Treaty covering several renewable fuel process inventions, all filed in 2011 based on a priority date of February 8, 2010. The applications relate to technological improvements and discoveries made during the course of designing efficient and cost-effective methods and systems for converting municipal solid waste into ethanol and other renewable fuel products. The international application will allow us, within 30 months of February 8, 2010, to enter a “national phase” within countries of interest, and may lead to patents being issued in countries of strategic interest. We have additional patent

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applications in process which are expected to be filed later this year. In addition, we will consider filing divisional and continuation applications based on the applications that have already been filed.

Because our patent applications are at a very early stage in the patent examination process, we cannot assess whether or not any or all of these patent applications will be allowed, or the precise time frame in which any patents may ultimately issue. In the United States, patent prosecution generally takes from two to five years from the filing date until the first patent can be issued. During the course of examination, at least some or all of our claims may be rejected, abandoned, or significantly revised. We may not be issued patents for our filed applications, and may not be able to obtain patents regarding other inventions we may seek to protect. It is also possible that we may develop products or technologies that will not be patentable or that the patents of others will limit or preclude our ability to develop or commercialize those products or technologies. In addition, any patent issued to us may provide us with little or no competitive advantage, in which case we may abandon such patent or license it to another entity. We may further protect our technology by obtaining patent licenses or purchasing patents from other parties.

We also use other forms of protection (such as trademarks, copyrights, and trade secrets) to protect our intellectual property. In particular, we may choose to protect technology as a trade secret if we do not believe patent protection is appropriate or obtainable, or where a trade secret would provide a strategic advantage. We aim to pursue and protect all of the intellectual property rights that are available to us.

We also protect our proprietary information by requiring our employees, consultants, contractors and other advisers to execute nondisclosure and assignment of invention agreements upon commencement of their respective employment or engagement. Agreements with our employees also prevent them from bringing the proprietary rights of third parties to us. In addition, we require confidentiality or material transfer agreements from third parties that receive our confidential data or materials.

We have also entered into license agreements with InEnTec and Nipawin and SRC with respect to components of our proprietary process, as described in “Collaborations and strategic arrangements.”

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

We are subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of hazardous materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials and the health and safety of our employees.

A violation of environmental laws, regulations or permit conditions can result in substantial fines, natural resource damage, cleanup costs, criminal sanctions, property damage and personal injury claims, permit revocations and facility shutdowns, and any of these events could harm our business and financial condition. There can be no assurance that violations of these laws or the conditions of our environmental permits will not occur in the future as a result of human error, accident, equipment failure, or other causes. Liability under environmental, health and safety laws can be joint and several and without regard to fault or negligence.

There is a risk of liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we dispose of hazardous substances. If these substances are or have been disposed of or released at sites that undergo investigation or remediation by regulatory agencies, we may be responsible under the Comprehensive Environmental

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Response, Compensation and Liability Act or other environmental laws for all or part of the costs of investigation and remediation. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from the properties. Some of these matters may require us to expend significant amounts for investigation and cleanup or other costs.

In addition, new environmental, health and safety laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make significant additional expenditures. Although we cannot predict the ultimate impact of any such changes, continued government and public emphasis on environmental issues can be expected to result in increased future investments in environmental controls at our facilities.

The design, construction and operation of ethanol production facilities require us to obtain various governmental approvals and permits, including land use and environmental approvals and permits and to comply with numerous restrictions. Delay in the review and permitting process for a project can impair or delay our ability to develop that facility or increase the cost so substantially that the project is no longer attractive or viable. The permits and approvals required for construction and operation of our facilities may not be obtained on a timely basis. The denial of a permit or delay in issuing a permit essential to the construction or operation of a facility or the imposition of impractical or costly conditions could impair our ability to develop the facilities at that location. As a condition to granting the permits necessary for construction or operating our facilities, regulators could make demands that significantly increase our construction and operations costs. Any failure to procure and maintain necessary permits would adversely affect development, construction and operation of our facilities, which could harm our business and financial condition.

FACILITIES

Our corporate headquarters and primary executive offices are located in Pleasanton, California, where we occupy approximately 6,000 square feet of office space under a lease that expires in November 2012. In addition, we have an engineering office located in Clemson, South Carolina where we occupy approximately 2,300 square feet of office space under a lease that expires in December 2013. We believe that these two facilities are sufficient to meet our needs for the immediate future and that additional space is available for any future growth.

Sierra BioFuels owns approximately 17 acres of vacant real property in the Tahoe-Reno Industrial Center located in McCarran, Nevada, approximately 20 miles east of Reno, Nevada. We believe this property is sufficient for us to construct Sierra, our first commercial-scale waste-to-biofuels facility.

EMPLOYEES

As of March 31, 2012, we had 22 full-time employees, including three in research and development, six in operations, five in sales and marketing and eight in general and administrative activities. None of our employees are represented by a labor union, and we consider our employee relations to be good.

LEGAL PROCEEDINGS

From time to time, we may be involved in litigation relating to claims arising out of operations. We are not currently involved in any material legal proceedings.

Collaborations and strategic arrangements

The descriptions below contain only a summary of the material terms of the agreements and do not purport to be complete. These descriptions are qualified in their entirety by reference to the respective agreements that are filed as exhibits to the registration statement of which this prospectus is a part.

FEEDSTOCK SUPPLY AGREEMENTS

Sierra BioFuels Plant

Waste Connections

In November 2008, we entered into a Resource Recovery Supply Agreement with Waste Connections of California, Inc., or Waste Connections of California, an affiliate of Waste Connections, Inc., or Waste Connections, to be the primary supplier of municipal solid waste, or MSW, feedstock for the Sierra BioFuels Plant, or Sierra. This agreement, which is effective for 20 years from the facility’s commercial operation date, provides that we are responsible for the transportation costs of delivering the MSW feedstock to the facility, but that Waste Connections of California will pay us a tipping fee for the MSW feedstock that we accept, which is intended to offset any transportation costs we are required to pay, resulting in no net cost to us, so long as transportation costs do not increase faster than tipping fees, for the MSW feedstock delivered to us for the life of the agreement. Waste Connections will deliver up to 1,750 tons of MSW feedstock per week to Sierra. We have the right to reject any MSW feedstock that does not meet our quality standards, and Waste Connections is responsible for removing and disposing of any rejected MSW feedstock at their expense.

Waste Management

In September 2010, we entered into a Feedstock Supply Agreement with Waste Management of Nevada, Inc., or Waste Management of Nevada, a subsidiary of Waste Management, Inc., or Waste Management, to secure a second source of MSW feedstock for Sierra. There is no cost to us for the MSW feedstock for the life of the agreement, which is effective for 15 years from the facility’s commercial operation date. The agreement also provides for an option to extend the term for an additional five years subject to certain notice, termination and other provisions. Waste Management of Nevada will deliver up to 2,000 tons of feedstock per week to Sierra at its expense. We have the right to reject any MSW feedstock that does not meet our quality standards, and Waste Management of Nevada is responsible for removing and disposing of any rejected MSW feedstock at their expense. During the term of this agreement, we are required to look exclusively to Waste Management of Nevada in the event we wish to procure additional MSW feedstock for Sierra.

National program

Waste Connections

Following our initial agreement with Waste Connections of California for Sierra, in December 2008, we entered into a Master Project Development Agreement with Waste Connections to work together to develop additional waste-to-fuels conversion facilities in various sites throughout the United States over the next ten years. Waste Connections is one of the largest national waste services companies in the United States. Subject to termination provisions, under this agreement we have secured long-term access to pre-sorted MSW feedstock in 15 geographic areas served by Waste Connections, covering approximately 130 municipalities around the United States. We have a right to add additional areas in which Waste Connections establishes a significant presence to the geographic area covered by the master agreement. This agreement is subject to certain termination provisions if the progress and pace of our project development fails to meet expectations. Under these termination provisions, either party may terminate if we have not completed three additional projects by December 2016.

Collaborations and strategic arrangements

For each production facility developed under this master agreement, we will execute a separate agreement with a Waste Connections affiliate and we will have the right to be the exclusive recipient of Waste Connections’ supply of MSW feedstock for 20 years delivered at zero cost to our facility. Where practicable, we will locate our conversion facilities onsite at a Waste Connections landfill, transfer station, or other property. We have agreed to give Waste Connections a first priority right to fill our feedstock requirements. Should Waste Connections’ feedstock supply fall short of our requirements for any given facility, we are permitted to enter into agreements with other suppliers. A material default under the contracts governing any project will give the non-defaulting party termination rights under this agreement.

Waste Management

In November 2011, we entered into a master project development agreement with a subsidiary of Waste Management, to cooperate to jointly develop Fulcrum projects in various locations throughout the United States, to which Waste Management will provide MSW feedstock to support our growth program of additional facilities capable of producing 30 and 60 million gallons per year of ethanol and other renewable transportation fuels. Waste Management is the largest waste management company in the United States. The development agreement has a maximum 15-year term, although either party may terminate the agreement earlier in a number of circumstances, including if we have not commenced certain development activities.

For each production facility developed under this master agreement, we will execute a separate agreement with a subsidiary of Waste Management that specifies the terms and conditions appropriate for each market, consistent with the master agreement. We will be the owner of each production facility developed under this agreement. Should any of the locations be determined to have insufficient MSW to support a project, we will have the right to seek alternative supplies of waste to meet our needs or work with Waste Management to locate an alternative suitable market.

TECHNOLOGY AGREEMENTS

InEnTec

In April 2008, in connection with our gasification process, we entered into a Master Purchase and Licensing Agreement with InEnTec LLC, or InEnTec, to purchase up to 50 core systems over a period of 10 years, each of which includes an InEnTec down-draft partial oxidation gasifier and Plasma Enhanced Melter (PEM®). Each core system consists of two gasifiers and PEM® systems, which we use to convert MSW feedstock into synthesis gas, or syngas, at our facilities. This agreement establishes the price, license fees and reimbursable costs for the core systems and the payment schedules for the first three core systems and also includes a provision providing for most favored customer pricing through the purchase of the 25th core system. Furthermore, InEnTec has granted or will grant to us upon purchase of each core system a fully paid-up, royalty-free, non-exclusive license to use its technology for waste conversion purposes at such facility as well as a fully paid-up, royalty-free, perpetual, non-exclusive license to use any improvements we make to their technology in the field of bioenergy. Similarly, we have granted InEnTec a reciprocal license to any improvements InEnTec makes to our technology in the field of bioenergy and gasification. The license granted by InEnTec has certain field restrictions and is for use only in the United States and Canada, excluding the state of Montana and Benton, Franklin and Walla Walla Counties in the state of Washington. The agreement contains joint ownership of jointly-developed intellectual property in certain limited circumstances, and mutual assignments to the other party of any improvements to the other party’s technology. The agreement also establishes general licensing provisions to be included in each purchase order, with each license continuing as long as we retain

Collaborations and strategic arrangements

ownership of the PEM® equipment for a given facility or plant, and which can be terminated in limited circumstances.

Pursuant to this master agreement, we entered into a Purchase Order Contract and License in May 2009, under which InEnTec will provide us with one core system for Sierra. The design and testing of our gasification system for Sierra has been refined as the more detailed development and engineering work for Sierra has progressed over the past several years, and during that time InEnTec has made advancements and improvements in the development of the underlying gasification technology. For example, the master agreement currently defines a “core system” as two trains of the gasification system. As the engineering design of Sierra progressed following execution of the initial agreement in 2008, it was determined that Sierra will utilize three trains of the gasification system. As a result, we recently entered into discussions with InEnTec to conform our existing purchasing and licensing arrangements to reflect such technology advancements and updated detailed engineering work regarding our overall plant design. In addition, we may also seek to include additional project finance related provisions to provide greater flexibility for future project financing for Sierra, such as in connection with the federal loan guarantees that we are pursuing. For example, based on similar federal loan guarantees of which we are aware, we may seek to include provisions that would provide additional protections to a lender in the event the manufacturer is unable to perform under the agreement, such as directing the performance of the subcontractors and obtaining rights with respect to the underlying intellectual property of the gasification system. InEnTec’s obligation to sell core systems to us under the current agreement ceases on March 31, 2018, and may be terminated earlier in certain limited circumstances, including our failure to purchase a core system within any 24-month period.

Nipawin and SRC

In May 2008, we entered into a Development Agreement with Nipawin Biomass Ethanol New Generation Co-operative Ltd., or Nipawin, and Saskatchewan Research Council, or SRC, to enter into a joint project to test and develop Nipawin and SRC’s proprietary catalyst for converting syngas into ethanol and other alcohols. Under this agreement, we worked with Nipawin and SRC to build our process demonstration unit located in Durham, North Carolina.

The agreement contains detailed provisions regarding the parties’ rights and obligations in connection with the co-development, ownership and license of the parties’ interdependent technologies, including joint ownership of jointly-developed technology (without the duty to account for or share revenue, but with consent to join or be joined as a necessary party to any action brought by the other party against third-party infringers of the joint intellectual property) in certain limited circumstances. At our request, Nipawin and SRC will execute additional licenses to its catalyst technology for an unlimited number of deployments to us and any affiliated project companies for plants or project facilities in the United States. Upon Nipawin or SRC’s request, we will execute additional licenses, at no cost, to either Nipawin or SRC for an unlimited number of times the right to use our detailed specifications and scientific data underlying the commercial designs for a process that makes use of the Nipawin/SRC catalyst. Neither party is required to offer licenses to third parties until both parties have agreed to license to that third party.

We are not obligated to pay any license fees to Nipawin or SRC from the sale of the first two billion liters, or approximately 528 million gallons, of alcohols after which we have agreed to pay a specified royalty based on the annual gross revenue resulting from the alcohols produced under the licenses in excess of two billion liters, in an amount equal to the lesser of (i) 50% of the lowest amount charged by Nipawin and SRC, collectively, or either of them, at any time during the term of the license to any third party in a substantially similar license, or (ii) a low single-digit royalty based on the applicable facility’s gross revenues.

Collaborations and strategic arrangements

The agreement has an indefinite term and gives each party the right to terminate after May 2023 for any reason with six months notice, and in other limited circumstances. The individual licenses granted to each project facility continue as long as we continue to operate the facility, and can be terminated in limited circumstances.

DEVELOPMENT AGREEMENT

Tesoro

In November 2011, we entered into a non-binding memorandum of understanding with Tesoro Companies, Inc., or Tesoro, under which we agreed to work together to jointly develop projects, each located at and integrated within a Tesoro refinery. Each project will utilize our proprietary process to convert MSW to ethanol, all of which will be purchased and blended into transportation fuel by Tesoro. Our process utilizes similar equipment and processes as a crude oil refinery and we expect that each jointly-developed project will realize significant capital and operating cost savings by leveraging and utilizing the existing infrastructure and utilities at each refinery. Based on our initial estimates, we are targeting to reduce capital costs on these projects by approximately 20% as a result of leveraging refinery infrastructure.

Together with Tesoro, we have begun the initial development of the first project to be located at a Tesoro refinery. Joint development work has begun on preliminary engineering, environmental assessments and project feasibility. This project is expected to produce approximately 30 million gallons per year of ethanol from more than 400,000 tons of MSW diverted from nearby landfills.

ETHANOL SALES AND OFFTAKE AGREEMENT

Tenaska

In April 2010, we entered into an Ethanol Purchase and Sale Agreement with Tenaska BioFuels, LLC, or Tenaska, to sell all of the ASTM grade ethanol produced by Sierra for the first three years of production, with automatic one-year renewals until notice is given by either party. We have also agreed to sell environmental attributes associated with the ethanol under the federal and California renewable fuel standards. All environmental attributes not associated with ethanol will remain our property. Under this agreement, Tenaska will solicit multiple bids for ethanol and present the offers to us. Once we accept a bid, we will supply the required ethanol and Tenaska will be obligated to purchase the ethanol from us. Tenaska will then sell the ethanol to the bidder, retaining a percentage of the gross purchase price as a commission. Tenaska is responsible for arranging receipt and transportation of ethanol from our facility.

The purchase agreement requires us to supply to Tenaska, and Tenaska to purchase from us, all of the ethanol produced by Sierra. However, we have not guaranteed Tenaska any minimum amount of output from the facility. If at any time the ethanol stored at Sierra exceeds 75% of our storage tank capacity, we are entitled to suspend Tenaska’s purchasing exclusivity and can sell the ethanol to third parties until our storage tank is less than 25% full. Tenaska is also allowed to purchase ethanol from third parties to fill bids if we fail to produce the amount required by a bid we accept.

Management

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

The following table sets forth information regarding our executive officers, directors, director nominees and key employees as of the date hereof:

Name	Age	Position(s)
Executive officers
E. James Macias	57	President, Chief Executive Officer and Director

Eric N. Pryor	46	Vice President and Chief Financial Officer

Stephen H. Lucas	64	Senior Vice President and Chief Technology Officer

Richard D. Barraza	54	Vice President of Administration

Theodore M. Kniesche	32	Vice President of Business Development

Directors
James A. C. McDermott	43	Founder and Executive Chairman of the Board

Thomas E. Unterman(2)(3)	67	Director

Nate Redmond(1)(2)	38	Director

Timothy L. Newell	52	Director

Jonathan Koch	43	Director

Phil Angelides(1)(3)	58	Director Nominee

Alfred E. Osborne, Jr., Ph.D.(1)(3)	67	Director Nominee

Glenn S. Schafer(1)(2)	62	Director Nominee

Sara Martinez Tucker(2)(3)	56	Director Nominee

Key employees
J. Samuel McIntosh	51	Vice President of Construction

Lewis L. Rich	60	Vice President of Engineering and Operations

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive officers

E. James Macias has served as our Chief Executive Officer and President since our founding in July 2007 and a member of our board of directors since August 2007, and served as a consultant to the company from March 2006 until our founding. From May 2000 to March 2006, Mr. Macias served as an Executive Vice President of Calpine Corporation, a wholesale power generation company. In December 2005, Calpine Corporation filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code and emerged from reorganization under Chapter 11 in January 2008. Before joining Calpine, from May 1978 to May 2000, Mr. Macias was a Senior Vice President and General Manager at PG&E, where he oversaw operations for its power generation fleet and electric and gas transmissions systems. Mr. Macias holds a B.S. in mechanical engineering from California Polytechnic State University, San Luis Obispo. The board of directors believes that Mr. Macias’ extensive experience in the energy industry and his in-depth knowledge of our business as our Chief Executive Officer and President provides critical insight into our business and qualifies him to sit on our board.

Management

Eric N. Pryor has served as our Chief Financial Officer and Vice President since September 2007. Mr. Pryor manages our financial affairs, fundraising efforts, risk management and hedging strategies. From 1995 to August 2007, Mr. Pryor worked for Calpine Corporation, a wholesale power generation company, most recently serving as a Senior Vice President and the Deputy Chief Financial Officer. In December 2005, Calpine Corporation filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code and emerged from reorganization under Chapter 11 in January 2008. Mr. Pryor holds a B.A. in economics and an M.B.A. with emphasis in accounting and finance from the University of California, Davis. He is also a Certified Public Accountant.

Stephen H. Lucas has served as our Senior Vice President and Chief Technology Officer since May 2008. Mr. Lucas is responsible for overseeing the design, development and demonstration of our technology and processes for converting MSW to advanced biofuel. From 1992 through May 2008, Mr. Lucas served as President and Chief Executive Officer of S.H. Lucas & Associates, Inc., an engineering consulting firm. Mr. Lucas holds a B.S. in building construction from the Virginia Polytechnic Institute and State University.

Richard D. Barraza has served as our Vice President of Administration since our founding in July 2007. Mr. Barraza is responsible for managing our corporate, communication and administrative activities. From 1986 through May 2007, Mr. Barraza held senior accounting, finance and communications positions at Calpine Corporation, a wholesale power generation company, most recently serving as the Senior Vice President for Corporate Communications. Mr. Barraza holds a B.S. in accounting from San Jose State University.

Theodore M. Kniesche has served as our Vice President of Business Development since our founding in July 2007. Mr. Kniesche is responsible for overseeing our business and project development activities and our government and regulatory affairs. From August 2006 to July 2007, Mr. Kniesche served as a finance associate at USRG Management Company, LLC. Before joining USRG Management Company, LLC, from July 2003 to August 2006 Mr. Kniesche served as an analyst in the investment banking group at Bear Stearns & Co. Inc. Mr. Kniesche holds a B.A. in economics from the University of California, Berkeley and a general course certificate from the London School of Economics and Political Science.

Directors

James A. C. McDermott has served as Chairman and a member of our board of directors since founding the company in July 2007. Upon completion of this offering, Mr. McDermott will become Executive Chairman of the Board and will be active in our strategic planning, global growth and national energy policy initiatives. Mr. McDermott has served as Managing Partner and Managing Director of USRG Management Company, LLC and its predecessor US Renewables Group, LLC since 2003, a private equity firm that he co-founded. Before co-founding US Renewables Group, LLC Mr. McDermott worked as a private equities investor for Prudential’s Private Capital Group. As an entrepreneur, Mr. McDermott has launched and run three software startups—Spoke Software, Inc., Archive, and Stamps.com—and invested in numerous others, among them NanoH2O, Inc., Real Practice, Inc., OH Energy Inc. and MagnaDrive. In addition, he has invested in more than 20 start-ups in the energy and internet sectors. He started his career as a public power banker with Credit Suisse’s Municipal Finance Group in New York. Mr. McDermott also previously served as a director of the American Council on Renewable Energy, or ACORE. He holds a B.A. in philosophy from Colorado College and an M.B.A. from the Anderson School at UCLA. The board of directors believes that Mr. McDermott’s significant experience in the energy industry, including his firm’s focus on the renewable energy industry and his participation with ACORE, his experience with development stage companies and his foresight as the founder of the company make him uniquely qualified to serve on our board as Executive Chairman.

Management

Thomas E. Unterman has served as a member of our board of directors since August 2007. Mr. Unterman is the Founding Partner of Rustic Canyon Partners and served as its Managing Partner from 1999 to 2009. From 1992 to 1999, he served in several executive positions at The Times Mirror Company, most recently as an Executive Vice President and the Chief Financial Officer. He also serves as a director of LoopNet, Inc., several private companies and community organizations, and he previously served as a director of 99¢ Only Stores. Mr. Unterman holds a B.A. from Princeton University and a J.D. from the University of Chicago. The board of directors believes that Mr. Unterman’s substantial legal and business expertise, including his previous operating experience as a chief financial officer, his experience as a corporate lawyer, his service on the board of directors, including public company boards, of other companies and the extensive knowledge of us he has gained through his four years of service on our board qualify Mr. Unterman to serve on our board.

Nate Redmond has served as a member of our board of directors since August 2007. Mr. Redmond has served as a Partner at Rustic Canyon Partners since September 2003 and became Managing Partner in 2010. Prior to joining Rustic Canyon Partners, Mr. Redmond was a principal investor in start-up technology companies. As an entrepreneur, he founded Clariweb, an Internet software solution for data sharing between applications, and helped launch two other Internet companies. He began his career with the Boston Consulting Group as a consultant to technology firms on new product development and business strategy. Mr. Redmond received his M.B.A. from the Harvard Business School and a B.S.E. and M.S.E. from the University of Michigan College of Engineering, where he was an Entrepreneurial Fellow in the Engineering Global Leadership Honors Program. The board of directors believes that Mr. Redmond’s substantial business expertise, including his previous operating experience as an entrepreneur, his service on the board of directors of other companies and the extensive knowledge of us he has gained through his four years of service on our board qualify Mr. Redmond to serve on our board.

Timothy L. Newell has served as a member of our board of directors since August 2009. Mr. Newell has served as a Senior Advisor to USRG Management Company, LLC, since May 2009. Before joining USRG Management Company, LLC, from May 2008 to May 2009, Mr. Newell served as a Managing Director and Head of the Clean Technology Strategy Group for Merriman Curhan Ford & Co., an investment banking and asset management firm, and from January 2007 to April 2008 as a private investment fund advisor. Prior to that, Mr. Newell served from September 2004 to December 2006 as a founding Managing Director for DFJ Element, a clean technology affiliate fund of Draper Fisher Jurvetson. Previously Mr. Newell was Chief Operating Officer of Olympius Capital, a private equity firm, Managing Director and Head of Investment Banking for E*Offering, a technology investment bank, and Vice President and Principal of Robertson Stephens. In the public sector, Mr. Newell has held a number of positions with the U.S. government, including Deputy Director for Policy in the White House Office of Science and Technology Policy under the Clinton Administration and Washington Staff Director for then-U.S. Representative Norman Mineta. Mr. Newell holds a B.A. in Economics from Brown University. The board of directors believes that Mr. Newell’s significant experience in the energy industry and clean technology, including his investment and government experience in the industry, and the extensive knowledge of us he has gained through his two years of service on our board qualify Mr. Newell to serve on our board.

Jonathon Koch has served as a member of our board of directors since November 2011. Mr. Koch has served as Managing Director of USRG Management Company, LLC and its predecessor US Renewables Group, LLC since July 2004, a private equity firm that he co-founded. Before co-founding US Renewables Group, LLC, Mr. Koch was Chief Operating Officer for Visible Path Corporation, an application service provider. Prior to that he was the founder and Chief Executive Officer of Sundial Marketplace Corporation, a provider of utility services online. Prior to founding Sundial, Mr. Koch was

Management

a Business Development Manager at General Electric Power Systems. Mr. Koch spent more than five years with Booz, Allen & Hamilton. Mr. Koch also serves as a director of Renewable Energy Group, Inc., a biodiesel company, and several private companies. Mr. Koch holds a joint M.B.A. and M.S. in Resource Policy from the University of Michigan and a B.A. from Tufts University. The board of directors believes that Mr. Koch’s significant experience in the energy industry, including his firm’s focus on the renewable energy industry, his experience with development stage companies and his service on the board of directors of other companies qualifies Mr. Koch to serve on our board.

Phil Angelides will join our board of directors upon completion of this offering. Mr. Angelides has served as the president of Riverview Capital Investments, which focuses on clean energy projects and sustainable urban development, since January 2007. He also served as the Chairman of the Financial Crisis Inquiry Commission from July 2009 to February 2011 and as a principal at Canyon Capital Realty Advisors from January 2008 through August 2009. From January 1999 through January 2007, Mr. Angelides was elected and served as California’s State Treasurer. From September 2007 to July 2011, Mr. Angelides served as Chairman of the Apollo Alliance, a coalition of business, labor, environmental and community leaders committed to building a clean energy, good jobs economy, and currently is a member of the board of directors of the BlueGreen Alliance, with which the Apollo Alliance merged with in 2011. Mr. Angelides holds a Bachelor of Arts degree from Harvard University and was a Coro Foundation Fellow. The board of directors believes that Mr. Angelides’ extensive public policy experience, financial experience, and experience in the clean energy industry qualify Mr. Angelides to serve on our board.

Alfred E. Osborne, Jr., Ph.D. will join our board of directors upon completion of this offering. Dr. Osborne has been the Senior Associate Dean at the UCLA Anderson School of Management since July 2003, the faculty director of the Harold Price Center for Entrepreneurial Studies at UCLA since July 2003, and a Professor of Global Economics and Management since July 2008. Dr. Osborne has been a professor at UCLA since 1972 and has served the school in various capacities over the years. Dr. Osborne serves on the board of directors of Kaiser Aluminum, Inc.; Heckmann Corporation; Emmaus Life Sciences, Inc.; First Pacific Advisors’ New Income Fund, Capital Fund, International Value Fund and Crescent Fund; and Wedbush, Inc. Dr. Osborne previously served on the board of directors of EMAK Worldwide, Inc. and K2, Inc. Dr. Osborne has served on many boards and board committees of public companies and investment funds over a more than 30-year period. Dr. Osborne holds a Doctorate degree in Business Economics, an M.B.A. in Finance, an M.A. in Economics and a B.S. in Electrical Engineering from Stanford University. The board of directors believes that Dr. Osborne’s extensive experience as a director and member of board committees of public companies and as an educator in the fields of entrepreneurship, business management and corporate governance qualifies Dr. Osborne to serve on our board.

Glenn S. Schafer will join our board of directors upon completion of this offering. Mr. Schafer is also a director of Janus Capital Group, a publicly-traded asset management company, and Skilled Healthcare Group, Inc., a holding company with subsidiaries that operate nursing and assisted living facilities. Mr. Schafer served as Vice Chairman of Pacific Life Insurance Company, or Pacific Life, from April 2005 until his retirement in December 2005. He served as a member of Pacific Life’s board of directors and President of Pacific Life from 1995 to 2005 and as Executive Vice President and Chief Financial Officer from 1991 to 1995. Mr. Schafer previously served on the board of directors of Beckman Coulter, Inc., Scottish Re Group Ltd. and PIMCO Advisors. Mr. Schafer holds a B.A. in accounting from Michigan State University and an M.B.A. from the University of Detroit. The board of directors believes that Mr. Schafer’s extensive accounting and financial background as a chief financial officer and his service on the boards of directors, including public company boards, of other companies qualifies Mr. Schafer to serve on our board.

Management

Sara Martinez Tucker will join our board of directors upon completion of this offering. Ms. Tucker is also a director of American Electric Power Company, Inc., a generator and transmitter of electric power, and Xerox Corporation, a business process and document management company. Ms. Tucker also serves on WalMart’s External Advisory Council, the Board of Trustees of the University of Notre Dame and the Board of Directors of Teach For America. From December 2006 through December 2008, Ms. Tucker served as the Under Secretary at the U.S. Department of Education, the nation’s top higher education official. Prior to that, Ms. Tucker served as the President and Chief Executive Officer of the Hispanic Scholarship Fund from 1997 to 2006. From 1981 to 1997, Ms. Tucker held a number of positions with AT&T Corporation, including Regional Vice President of Global Business Communications Systems. Ms. Tucker holds a B.J. (journalism) and an M.B.A. from the University of Texas at Austin. The board of directors believes that Ms. Tucker’s extensive experience in government relations, her experience with companies in regulated industries and her service on boards of directors, including public company boards, qualifies her to serve on our board.

Key employees

J. Samuel McIntosh has served as our Vice President of Construction since May 2011. Mr. McIntosh is responsible for overseeing the construction of the Sierra BioFuels Plant. From October 2007 to May 2011, Mr. McIntosh worked for Areva, a nuclear and renewable energy firm, most recently serving as Senior Vice President of Plant, Construction and Operations. Before joining Areva, from March 2006 to October 2007, Mr. McIntosh served with Wood Partners, a residential developer and builder, most recently as Design and Construction Manager. From 1996 to 2006, Mr. McIntosh served in project management positions with Calpine Corporation, a wholesale power generation company, most recently serving as the Construction Manager/Site Director for a natural gas combined-cycle power plant. Mr. McIntosh holds a B.S. in mechanical engineering technology from California Polytechnic State University and an M.B.A from Pepperdine University—Graziadio School of Business.

Lewis L. Rich has served as our Vice President of Engineering and Operations since December 2007. Mr. Rich is responsible for managing our plant engineering and operations activities. From November 2006 to November 2007, Mr. Rich worked for Black and Veatch, where he served as Manager of Initial Operations, directing start-up and troubleshooting activities for three liquid natural gas projects. From September 2001 to September 2006, Mr. Rich served as Operations Manager for Kellogg, Brown and Root. In addition, Mr. Rich held various engineering and management positions at Unocal from 1982 to 2001, Brown & Root from 1980 to 1987 and Agrico Chemical Company from 1974 to 1980. Mr. Rich holds a B.Ch.E. from the Georgia Institute of Technology, an M.B.A. from University of Tulsa and an M.A. in Interdisciplinary Studies from University of Houston-Victoria.

BOARD OF DIRECTORS

Our board of directors currently consists of six members. All of our current directors were elected or appointed in accordance with the terms of a voting agreement among us and certain of our stockholders, including our principal stockholders with which certain of our directors are affiliated. Pursuant to the voting agreement, stockholders party to the agreement have agreed to vote such that two directors be a designee of USRG Holdco III, LLC, who are currently James A. C. McDermott and Timothy L. Newell; two directors be a designee of Rustic Canyon Ventures III, L.P. and Rustic Canyon Ventures SBIC, LP, who are currently Thomas E. Unterman and Nate Redmond; one director be a designee of USRG Holdco 3D, LLC, who is currently Jonathan Koch; and one director be our chief executive officer, E. James Macias. The voting agreement will terminate upon the completion of this offering, and there will be no further contractual obligation regarding the election of our directors. Our bylaws permit our board of directors to establish by resolution the actual number of directors.

Management

Upon completion of this offering, Messrs. Angelides, Osborne and Schafer and Ms. Tucker have each agreed to serve as a director. In addition, upon completion of this offering, we expect that Mr. Newell will resign as a director, and, as a result, our board of director will consist of nine directors. Our board of directors will be divided into three classes effective upon the closing of the offering. The Class I directors, Mr. Koch, Mr. Macias and Mr. Redmond, will serve an initial term until the first annual meeting of stockholders held after the effectiveness of this offering, the Class II directors, Mr. Angelides, Mr. Schafer and Ms. Tucker, will serve an initial term until the second annual meeting of stockholders held after the effectiveness of this offering, and the Class III directors, Mr. McDermott, Dr. Osborne and Mr. Unterman, will serve an initial term until the third annual meeting of stockholders held after the effectiveness of this offering. Each class will be elected for three-year terms following its respective initial term.

DIRECTOR INDEPENDENCE

Upon the completion of this offering, our common stock will be listed on The NASDAQ Global Market. Under the rules of The NASDAQ Stock Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of The NASDAQ Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the listing standards of The NASDAQ Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of Messrs. Unterman, Redmond, Angelides, Osborne and Schafer and Ms. Tucker qualify as “independent” under the applicable listing standards of The NASDAQ Stock Market.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. Our board of directors has determined that each of Messrs. Unterman, Redmond, Angelides, Osborne and Schafer and Ms. Tucker qualifies as “independent” for purposes of Rule 10A-3.

Our Corporate Governance Guidelines provide that when the chairman of the board also serves as our chief executive officer or is otherwise not “independent” under the applicable listing standards of The NASDAQ Stock Market, as is the case with Mr. McDermott, our executive chairman, the board shall designate a lead independent director responsible for coordinating the activities of the independent directors. Our board of directors has designated Mr. Unterman as our lead independent director.

COMMITTEES OF THE BOARD OF DIRECTORS

Prior to the completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below.

Management

Audit committee

Upon completion of this offering, our audit committee will be comprised of Messrs. Angelides, Osborne, Schafer and Redmond, with Dr. Osborne serving as chairperson. Our board of directors has determined that each member of our audit committee satisfies the independence and financial literacy requirements of Rule 10A-3 of the Exchange Act, and the listing standards of The NASDAQ Stock Market. Our board of directors has determined that Mr. Schafer is an audit committee financial expert as defined in the applicable of the SEC and has the requisite financial sophistication under the applicable listing standards of The NASDAQ Stock Market. Our board of directors has adopted a charter for our audit committee which will be posted on our website upon the completion of this offering. Our audit committee will be primarily responsible for overseeing our corporate accounting and financial process. Other potential responsibilities of our audit committee will include:

➢	evaluating the qualifications, performance and approving the selection of our independent registered public accounting firm;

➢	reviewing and pre-approving the scope of the annual audit and other non-audit services to be performed by our independent registered public accounting firm;

➢	monitoring the rotation of the partners of the independent registered public accounting firm on our engagement team as required by law;

➢

review and discuss with management and our independent registered public accounting firm our annual audit, our management’s discussion and analysis of financial condition and results of operation to be included in our annual and quarterly reports to be filed with the SEC;

➢	reviewing the adequacy and effectiveness of our internal control policies and procedures over our financial reporting processes;

➢

review and discuss with management and our independent registered public accounting firm our annual audit, our management’s discussion and analysis of financial condition and results of operation to be included in our annual and quarterly reports to be filed with the SEC;

➢	reviewing the adequacy and effectiveness of our internal control policies and procedures over our financial reporting processes;

➢	overseeing procedures for addressing complaints received by us regarding accounting, financial internal controls or auditing matters; and

➢	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation committee

Upon completion of this offering, our compensation committee will be comprised of Messrs. Unterman, Redmond, Schafer and Ms. Tucker, with Mr. Redmond serving as chairperson. Our board of directors has determined that each member of our compensation committee satisfies the independence requirements of the applicable listing standards of The NASDAQ Stock Market and Section 162(m) of the Internal Revenue Code of 1986. Our board of directors has adopted a charter for our compensation committee that will be posted on our website upon the completion of this offering. Our compensation committee will be primarily responsible for overseeing all compensation matters related to our executive officers. Other potential responsibilities of our compensation committee include:

➢	overseeing our compensation policies, plans and benefit programs;

➢	determining the compensation and other terms of employment for our executive officers;

Management

➢	reviewing and approving the terms of all employment agreements, severance and change of control arrangements, and any other compensation and benefits for our executive officers;

➢	providing recommendations to our board of directors for the issuance of stock options or other awards under our equity plans; and

➢	preparing the compensation committee report required by the SEC to be included in our annual proxy statement.

Nominating and corporate governance committee

Upon completion of this offering, our nominating and corporate governance committee will be comprised of Messrs. Unterman, Angelides and Osborne and Ms. Tucker, with Mr. Unterman serving as chairperson. Our board of directors has adopted a charter for our nominating and corporate governance committee which will be posted on our website upon the completion of this offering. Our nominating and corporate governance committee will be primarily responsible for overseeing all corporate governance matters which include:

➢	identifying, evaluating and recommending to the board of directors for nomination candidates for membership on the board of directors;

➢	reviewing, evaluating and considering for recommendation the nomination of incumbent members of our board of directors for re-election to our board of directors;

➢	monitoring and recommending the size of the board of directors to our board of directors;

➢	reviewing and reporting on the performance of our board of directors to our board of directors;

➢	preparing and recommending to our board of directors corporate governance guidelines and policies; and

➢	identifying, evaluating and recommending to the board of directors the chairmanship and membership of each committee of the board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our compensation committee have been an officer or employee of ours at any time during the past year. None of our executive officers currently serve, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

CODE OF CONDUCT

Our board of directors has adopted a Code of Conduct that applies to all of our employees, officers, agents and representatives, including directors and consultants. The full text of our Code of Conduct will be posted on our website upon the completion of this offering. Effective immediately upon the completion of this offering, we intend to disclose future amendments to provisions of our Code of Conduct, or waivers of such provisions, that are applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Management

NON-EMPLOYEE DIRECTOR COMPENSATION

We do not currently provide any compensation to our non-employee directors for service on our board of directors and none of our non-employee directors received any cash or equity compensation during the year ended December 31, 2010. We do, however, reimburse our directors for their expenses incurred in connection with board-related activities, including expenses associated with attending meetings of our board of directors.

Following completion of this offering, Mr. McDermott will receive an annual retainer equal to 50% of the salary of our chief executive officer, which shall initially be $250,000, for his services as Executive Chairman of the Board. In addition, Mr. McDermott will be entitled to receive, subject to approval by our board of directors, annual equity compensation equal to 50% of that received by our chief executive officer and an annual cash bonus under our short-term cash incentive bonus program, as described in the section titled “Executive Compensation—Compensation Discussion and Analysis—Key components of our compensation program—Annual cash bonuses”. Following completion of this offering, our non-employee directors, other than Mr. McDermott, will be entitled to receive the following compensation:

Annual board retainer	$35,000
Annual retainer for board committee chairperson
Audit committee	$20,000
Compensation committee	$12,000
Nominating and corporate governance committee	$8,000
Annual retainer for board committee members
Audit committee	$8,000
Compensation committee	$6,000
Nominating and corporate governance committee	$5,000
Initial equity award for new directors (1)(3)	options to purchase 54,000 shares
Annual equity award for continuing directors (2)(3)	options to purchase 45,000 shares

(1)	The initial equity award for new directors will have an exercise price equal to the fair market value of our common stock on the date of grant and will be subject to vesting over a period of three years, with one-third of the shares vesting on the first anniversary of the date of grant and 1/36th of the shares vesting monthly thereafter, subject to the non-employee director’s continued service to us through the vesting date.
(2)	The annual equity award for continuing directors will have an exercise price equal to the fair market value of our common stock on the date of grant and will vest as to 100% of the shares subject to the award on the earlier of (a) the one-year anniversary of the date of grant of the award and (b) the date immediately preceding the date of the annual meeting of our stockholders for the year following the year of grant for the award, subject to the non-employee director’s continued service to us through the vesting date.
(3)	All vesting for such awards will terminate, and such awards will become fully vested, upon a “Change in Control” as defined in the 2012 Equity Incentive Plan.

Each of our non-employee directors and director nominees, other than Mr. McDermott, will receive the initial equity award for new directors effective as of the effective date of the registration statement of which this prospectus forms a part with an exercise price equal to the initial public offering price in this offering.

In addition, we reimburse our directors for actual travel expenses incurred in attending board and committee meetings and other board related expenses.

Executive compensation

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of our named executive officers for the year ending December 31, 2011 should be read together with the compensation tables and related disclosures set forth below.

Specifically, this section discusses the principles underlying our policies and decisions with respect to the historical compensation of our executive officers who are named in the 2011 Summary Compensation Table and the most important factors relevant to an analysis of these policies and decisions, as well as considerations, expectations and determinations regarding future compensation programs that we may adopt as we transition to a publicly traded company.

The named executive officers, as listed in the Summary Compensation Table after this Compensation Discussion and Analysis, consist of our principal executive officer, our principal financial officer and the three other most highly compensated executive officers. Our named executive officers for 2011 are:

➢	E. James Macias, President and Chief Executive Officer;

➢	Eric N. Pryor, Vice President and Chief Financial Officer;

➢	Stephen H. Lucas, Senior Vice President and Chief Technology Officer;

➢	Richard D. Barraza, Vice President of Administration; and

➢	Theodore M. Kniesche, Vice President of Business Development.

Compensation philosophy and objectives

We design, develop, own and will operate facilities that convert sorted, post-recycled municipal solid waste, or MSW, into ethanol. Our innovative business model combines new, innovative technologies and our proprietary process with zero-cost MSW feedstock to provide us with a significant competitive advantage over other companies in our sector. To help achieve our goals and objectives of becoming one of the leading producers of advanced biofuels in the country, we need to attract, incentivize and retain a highly talented team of senior executives, and senior professionals in the areas of finance, project development, engineering, construction and general and administrative. We expect our team to be well-experienced in these areas and to possess and demonstrate strong leadership and management skills and capabilities.

We have designed our executive compensation and benefits programs to drive employee and corporate performance. Our program was developed to balance short-term and long-term goals utilizing both cash payments and equity awards to help promote the growth and success of our company. Our compensation philosophy is based on the following principles and objectives:

➢	attract, motivate and retain top-level senior executives with the necessary experience and skill set to promote and manage the growth of the company;

➢	provide for compensation levels and structures that are both fiscally responsible and competitive within our industry and geography;

➢	create a meaningful link between compensation and performance;

➢	maintain transparency, simplicity and ease of administration; and

➢	align the interests of our management team and shareholders by motivating the executive officers to increase shareholder value and to reward the executive officers when shareholder value increases.

Executive compensation

To help achieve these principles and objectives, our board of directors engaged Radford Consulting, or Radford, in May 2011 to provide benchmarking surveys and assist with the development of our compensation program.

Compensation determination process

Since our inception in 2007, we have been a privately-held, development stage company. Our approach to executive compensation has always focused on the principles and objectives outlined above to help drive long-term value for our shareholders. To date, our board of directors has not established a compensation committee due in part to the size and development stage of our company and has retained the authority to oversee and establish compensation matters for our executive officers. Upon the completion of this offering, the board of directors will establish a compensation committee to be responsible for compensation matters related to our executive officers. Historically, we have not utilized the services of an outside compensation consultant but rather relied on the knowledge of our board to determine the various structures and the appropriate levels of executive compensation that would be sufficient to attract top talent while being prudent and managing the cash and equity available to us as a development company. The board of directors has also considered the recommendations on compensation for our named executive officers from our Chief Executive Officer, except with respect to his own compensation.

In May 2011, as part of the transition to a publicly-held company, our board of directors retained Radford as its outside compensation consultant to assist in developing our approach to executive compensation. As part of this engagement, Radford assisted in the development of an appropriate peer group and provided benchmark compensation data to help establish a competitive compensation program for our executive officers. Based on this information, discussions between Radford and the board of directors, and together with the compensation knowledge and experience of various members of our board, we are finalizing and implementing a revised executive compensation program designed to achieve the principles and objectives of our compensation philosophy outlined above.

Compensation consultant

In May 2011, our board of directors retained Radford to conduct a review and competitive assessment of our current compensation program for our named executive officers. As part of this process, and upon the recommendation of Radford, the board of directors approved of a peer group that includes primarily early and growth stage alternative energy companies. The approved peer group consists of the following companies:

A123 Systems	Gevo, Inc.
Amyris, Inc.	KiOR, Inc.
BrightSource Energy, Inc.	Metabolix, Inc.
Ceres, Inc.	Myriant Corporation
Clean Energy Fuels Corp.	Ormat Technologies, Inc.
Codexis, Inc.	Solazyme, Inc.
EnerNOC, Inc.	Tesla Motors, Inc.
FuelCell Energy, Inc.

These peers were identified and selected based on their status as alternative energy companies with revenues generally of no more than $200 million in the preceding four quarters and with market values of generally no more than $2 billion that were either publicly traded, or had filed to become publicly traded.

Executive compensation

Key components of our compensation program

Base salaries

We provide our executive officers and all of our employees with a base salary to compensate them for services provided throughout the year. The level of the base salary is intended to acknowledge the experience, knowledge, skill set and responsibilities of executive officers and employees and provide them with a fixed level of compensation. Historically, the board of directors has established base salaries for our executive officers based on the board’s experience and knowledge of what constitutes competitive base salaries within our industry relative to companies of similar size and stage of development, and together with recommendations from our Chief Executive Officer based on his experience and knowledge.

Historically, the board of directors has reviewed the base salaries of our executive officers annually or on a more frequent basis if warranted under certain circumstances and has made adjustments to recognize achievements and overall performance. Following the completion of this offering, we anticipate that the compensation committee will be responsible for reviewing and adjusting base salaries for our executive officers.

In August 2011, the board of directors completed a review of the base salaries of our executive officers which included a review of market compensation data provided by Radford and an evaluation of the roles and responsibilities of each executive officer. Following this review, and with the board of directors’ desire to remain competitive with the company’s peer group, it was determined that the market compensation data for the 50th and 75th percentiles of our peer group would be used as a guide for establishing base salaries for the executive officers. At this time, the board of directors also approved base salary increases for Messrs. Pryor, Barraza and Kniesche effective as of September 1, 2011. As adjusted, Mr. Pryor’s base salary is between the 50th and 75th percentiles, while Messrs. Barraza’s and Kniesche’s base salaries are slightly below the 50th percentile, in each case, with respect to our peer group. The board determined that the base salaries for Messrs. Macias and Lucas were market-competitive based on all the relevant data and, therefore, determined that an adjustment was not necessary at this time. The following table sets forth the information regarding base salaries for fiscal year 2010 and the new base salaries that became effective on September 1, 2011:

Name of executive officer	2010 annual base salary	New annual base salary effective September 1, 2011
E. James Macias	$500,000	$500,000
Eric N. Pryor	262,500	310,000
Stephen H. Lucas	450,000	450,000
Richard D. Barraza	210,000	260,000
Theodore M. Kniesche	210,000	270,000

Annual cash bonuses

We have utilized a short-term cash incentive bonus program to motivate and reward our employees, including our executive officers, for their accomplishments and contributions toward the success of the company. As an early stage development company, cash bonus payments made to date have been purely discretionary. Historically, the board of directors has targeted the amount of an executive officer’s potential cash bonus based upon a fixed percentage of the executive officer’s annual base salary. However, we have not established specific individual or corporate goals, but rather at the end of each

Executive compensation

year employ a subjective analysis of the executive officer’s individual performance and contributions to the company and the overall success of the company during the year to determine an executive officer’s annual cash bonus, if any.

The cash bonus targets are established at the date of hire and are based upon the executive officer’s position within the company, their experience, knowledge and skill set, level of responsibility and a subjective analysis of the executive officer’s expected contributions to the company. Over the past three years (2009-2011), cash bonuses have been discretionary and the amount and timing of payment of cash bonuses, if any, has been established by our board of directors based on a review of our achievements as well as our overall cash position. For example, in 2010, partial cash bonus payments for 2009 were made to our executive officers for achievements made in 2009 in the areas of technology development, project development and engineering work on the Sierra BioFuels Plant, or Sierra. The balance of the cash bonus for 2009 was paid in 2012 in recognition of the successful completion of certain financing milestones. Based on the determination of our board of directors, no cash bonuses were paid to any of our executive officers for 2010 performance in light of the overall economic environment, delays in obtaining project financing for Sierra, as well as our efforts to conserve our cash as we continued to focus on completing the development and financing plans for Sierra. Our board of directors approved cash bonuses during 2012 for our executive officers for their achievements in 2011, including completing the equity raise for Sierra, completing a project loan facility for Sierra, continued progress on federal loan guarantee programs for Sierra, preparation for our initial public offering, site preparation work at Sierra, and further commercial development initiatives. Bonuses for 2009 were paid out at 110% of target, no bonuses were paid for 2010 (0% of target) and bonuses for 2011 were paid out at 75% of the target amount for each executive officer in the amounts indicated below:

Name of executive officer	Cash bonus target	2009 Bonus	2010 Bonus	2011 Bonus
E. James Macias	100%	$550,000	$—	$375,000
Eric N. Pryor	40	112,292	—	83,500
Stephen H. Lucas	40	198,000	—	135,000
Richard D. Barraza	40	89,833	—	68,000
Theodore M. Kniesche	40	89,833	—	69,000

Based on the compensation data from Radford, and the board of directors’ general desire to provide annual target bonuses between the 50th and 75th percentile of our peer group, in September 2011, our board of directors approved an increase of the target percentage for Messrs. Pryor, Lucas, Barraza and Kniesche to 50% each effective for fiscal year 2012, which will generally place each executive officer’s annual target bonus between the 50th and 75th percentile of our peer group for short-term cash incentives.

Our board of directors has adopted, and we expect our stockholders will approve prior to the closing of this offering, the Fulcrum BioEnergy, Inc. Short-Term Incentive Plan, or the Short-Term Incentive Plan. The purpose of the Short-Term Incentive Plan is to motivate and reward eligible employees for their contributions toward the achievement of certain performance goals, with the intention that the incentives paid thereunder to certain executive officers of the company are deductible under Section 162(m) of the Code, and the regulations and interpretations promulgated thereunder. The Short-Term Incentive Plan will be administered by the compensation committee, which shall have the discretionary authority to interpret the provisions of the Short-Term Incentive Plan, including all decisions on eligibility to participate, the establishment of performance goals, the amount of awards payable under the plan, and the payment of awards. Commencing with our 2012 fiscal year, we expect the compensation committee to establish cash bonus targets and corporate performance metrics for a specific performance period or fiscal year pursuant to the Short-Term Incentive Plan. It is the intent that starting in 2012, the

Executive compensation

compensation committee will establish corporate performance metrics that are both aggressive and obtainable and that the executive officers’ performance at expected levels will provide the opportunity to achieve a meaningful number of the corporate goals and objectives. Following the end of the performance period, the compensation committee will approve the achievement of the corporate performance metrics and authorize the funding of the cash bonuses for that period.

Until Sierra achieves commercial operations by the end of 2013, we do not expect to produce any product or generate any revenue. As such, certain traditional corporate performance metrics such as revenue and EBITDA would be irrelevant. Until then, we would expect that any bonuses paid will be more focused on the achievement of certain project development and construction targets to advance the growth and shareholder value of the company. It is our intent that the compensation committee establishes appropriate performance objectives to properly incentivize executive officers that are tied to the success of the Company.

Long-term equity incentives

Stock options are our primary vehicle for offering long-term equity incentives to our executive officers. We believe the use of long-term equity incentives drives the long-term performance and investment in our common stock by our executive officers, aligning the interest of our shareholders with our executive officers. The potential for significant future value in the option awards provides a competitive tool to attract, motivate and retain executive officers. Through the use of our 2007 Stock Incentive Plan, described below, all of our employees participate and hold options to purchase our common stock which we believe contributes to the retention of our employees and executive officers and provides for a positive employee ownership culture which encourages long-term performance. Options issued under this program consist of both time-based options vesting over a four-year period as well as options subject to performance-based vesting conditions as described below. Stock options are granted at 100% of fair market value on the date of grant as determined by the board of directors with the assistance of an independent third-party valuation firm engaged by the company to perform periodic 409A valuations of the company’s common stock, applying valuation techniques and methods that rely on recommendations by the American Institute of Certified Public Accountants, or AICPA, in its Audit and Accounting Practice Aid and conform to generally accepted valuation practices.

Each of the executive officers has received only one equity grant in connection with commencement of their employment and all such awards are fully vested. Based on review of the relevant data provided by Radford, the board of directors determined that the executive officers’ current equity holdings were significantly below those of our peer group. Based on this determination and review, in August 2011, the board of directors approved the grant of new equity awards to the executive officers to bring their equity holdings into line with expectations as of, and based on the data available in, August 2011. The purposes of these “true-up” option grants in August 2011 were to properly incentivize the executive officers, provide a retentive element for executive officers that align their interests with that of our shareholders and as a market adjustment. The following is a list of the “true-up” grants made in August 2011:

➢	Two grants to Mr. Macias totaling an additional 1,726,372 stock options subject to the vesting requirements discussed below.

➢	Two grants to Mr. Pryor totaling an additional 275,009 stock options subject to the vesting requirements discussed below.

➢	Two grants to Mr. Lucas totaling an additional 815,932 stock options subject to the vesting requirements discussed below.

➢	Two grants to Mr. Barraza totaling an additional 259,706 stock options subject to the vesting requirements discussed below.

Executive compensation

➢	Two grants to Mr. Kniesche totaling an additional 244,448 stock options subject to the vesting requirements discussed below.

Subject to an executive officer’s continued employment through each vesting date, 50% of the total additional options granted to each of the executive officers in August 2011, as described above, vest in accordance with the standard four-year vesting schedule (25% on the one year anniversary of the vesting commencement date and pro rata thereafter over the next 36 months).

Subject to an executive officer’s continued employment through each vesting date, the remaining 50% of the total additional options described above, or the Performance-Based Shares, vest contingent upon the achievement of established performance objectives. Specifically, the Performance-Based Shares vest as follows:

➢

Vesting as to 1/3 of the Performance-Based Shares shall occur based upon, and effective as of, the date of mechanical completion of Sierra. If the date occurs on or before December 31, 2013, the executive officers shall vest as to 100% of such shares. Each month thereafter, the percentage of shares vesting upon mechanical completion, declines as to 10% per month such that if the date of mechanical completion occurs on or after October 1, 2014, the executive officers shall not vest in any portion of such shares. The unvested portion of such shares shall be immediately forfeited and the executive officer shall have no further rights with respect to such shares.

➢

Vesting as to 1/3 of the Performance-Based Shares shall occur effective as of the last date of the measurement period following mechanical completion of Sierra based upon the calculation of the number of millions of gallons per year resulting from the fuel and chemical production test for Sierra during such measurement period. The applicable vesting percentages for these Performance-Based Shares relative to the millions of gallons per year results are as follows: 8 million gallons or more (100%); 7 to 8 million gallons (80%); 6 to 7 million gallons (50%); 5 to 6 million gallons (25%); and less than 5 million gallons (0%). The unvested portion of such shares shall be immediately forfeited and the executive officer shall have no further rights with respect to such shares.

➢

Vesting as to 1/3 of the Performance-Based Shares shall occur based upon, and effective as of, the date we receive all of the permits necessary to commence construction on two new facilities other than the Sierra. If the date occurs on or before August 31, 2014, the executive officers shall vest as to 100% of such shares. The vesting percentage declines to 75% if the date is between September 1, 2014 and November 30, 2014 and to 50% if the date is between December 1, 2014 and February 28, 2015. If the date occurs on or after March 1, 2015, the executive officers shall not vest in any portion of such shares. The unvested portion of such shares shall be immediately forfeited and the executive officer shall have no further rights with respect to such shares.

As an early stage development company, historically we have not established criteria for issuing stock options except to new hires based on guidelines approved by the board of directors and provided to our principal executive officer. In connection with the review of our overall compensation program with Radford and our general compensation philosophy of targeting total annual compensation between the 50th and 75th percentiles of our peer group, we have elected to implement a policy, based on recommendations from Radford, of granting annual refresher equity awards to our executive officers. We intend to implement this policy commencing with the 2012 fiscal year by granting nonqualified stock options, as set forth in the below table, to our executive officers in connection with, and contingent upon, the completion of this offering. These annual refresher nonqualified stock options will have a per share exercise price equal to the offering price for this offering. In addition, these options will vest in accordance with the standard four-year vesting schedule (25% on the one-year anniversary of the vesting commencement date and pro rata thereafter over the next 36 months), in all cases subject to continued

Executive compensation

service to the company through each applicable vesting date. Future annual refresher grants to executive officers will be based upon performance, retention need, and prevalent market compensation practices.

Name of executive officer	Nonqualified stock options
E. James Macias	478,871
Eric N. Pryor	177,581
Stephen H. Lucas	265,968
Richard D. Barraza	99,191
Theodore M. Kniesche	138,724

The company does not currently have formal stock ownership guidelines for our executive officers because we believe our current incentive compensation arrangements provide the appropriate alignment between executive officers and our shareholders. We will continue to review best practices and evaluate our position with respect to stock ownership guidelines. Following the effectiveness of this prospectus, the executive officers will be eligible to receive long-term incentive awards under the 2012 Equity Incentive Plan.

Other employee benefits

We provide the following benefits to our named executive officers on the same basis as all of our eligible employees:

➢	health, dental and vision insurance;

➢	contributions to employees’ health savings accounts;

➢	paid time off for vacation, sick and personal days;

➢	a 401(k) plan;

➢	life insurance; and

➢	short- and long-term disability and accidental death and dismemberment insurance.

We believe these benefits are generally consistent with the benefits provided by other similar companies with which we compete, allowing us to attract and retain employees and executive officers.

Severance and change in control benefits

In March 2012, the board of directors approved severance and change in control agreements for each of our executive officers in order to provide reasonable protection when a change in control could affect their security, authority, or compensation. This also promotes the interests of stockholders by mitigating executives’ concerns about such personal matters and thereby assuring that management provides guidance to the board of directors and stockholders that is divorced from such concerns. Moreover, this also will help to ensure that the management team stays intact before, during, and after a change in control, thereby protecting the interests of stockholders as well as the acquirer.

These severance and change in control agreements supersede and replace the terms of such executive officer’s employment agreement or offer letter with respect to severance and change in control payments. For information on the severance and change in control agreements, see “—Severance and Change in Control Agreements” below.

Executive compensation

Tax and accounting considerations

Section 162(m) of the Internal Revenue Code of 1986, generally limits a public company’s ability to take a federal income tax deduction for compensation paid to our Chief Executive Officer and to certain other executive officers only if the compensation is less than $1 million per person during any fiscal year or is performance-based as defined under Code Section 162(m). Our board of directors has not established a policy for determining which forms of incentive compensation provided to our named executive officers will qualify as performance-based compensation. In addition, the board of directors may from time to time authorize the payment of incentive compensation that does not qualify under Section 162(m) in order to retain or attract executive officers.

Risk review of compensation plans

Generally, the company and the board of directors do not believe that any of our compensation plans encourage executives or employees to engage in unnecessary or excessive risks that would have a material adverse effect on the value of the company. As part of our overall evaluation of compensation programs that we will perform as part of our evolution toward becoming a publicly traded company, the board of directors, and following the effectiveness of this prospectus, the compensation committee, will more formally review the company’s compensation plans and the associated potential risks. Specifically, we will review:

➢

the compensation plans and programs available to our executive officers to reaffirm and ensure that such plans and programs do not encourage our executive officers to take unnecessary and excessive risks that threaten the value of the company and to appropriately mitigate any potential risks;

➢	employee compensation plans in light of the risks posed to the company by these plans and how such risks are limited; and

➢

our executive and employee compensation plans to reaffirm and ensure that these plans do not encourage the manipulation of the reported earnings of the company to enhance the compensation of any of the company’s employees.

Executive compensation

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding the compensation awarded to or earned by each of our named executive officers during the years ended December 31, 2010 and 2011. Throughout this prospectus, these five officers are referred to as our named executive officers.

Name and principal position	Year	Salary ($)	Bonus ($)(1)	Stock awards ($)	Option awards ($)(2)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)		Total ($)
E. James Macias	2011	500,000	375,000	—	966,039	—	—	26,674	(3)	1,867,713
Chief Executive Officer and President	2010	500,000	—	—	—	—	—	25,116	(3)	525,116
Eric N. Pryor	2011	278,333	83,500	—	153,889	—	—	34,178	(4)	549,900
Chief Financial Officer and Vice President	2010	262,500	—	—	—	—	—	31,955	(4)	294,455
Stephen H. Lucas	2011	450,000	135,000	—	456,577	—	—	39,322	(5)	1,080,899
Senior Vice President and Chief Technology Officer	2010	450,000	—	—	—	—	—	36,567	(5)	486,567
Richard D. Barraza	2011	226,667	68,000	—	145,326	—	—	33,398	(6)	473,391
Vice President of Administration	2010	210,000	—	—	—	—	—	32,196	(6)	242,196
Theodore M. Kniesche Vice President of Business Development	2011 2010	230,000 210,000	69,000 —	— —	136,788 —	— —	— —	54,987 31,302	(7) (7)	490,775 241,302

(1)	The amounts in this column reflect discretionary cash bonus payments made to our named executive officers in 2012 that relate to performance during 2011.
(2)	The amounts in this column reflect the aggregate grant date fair value of the option awards subject to time-based vesting computed in accordance with FASB ASC Topic 718. These amounts do not represent the actual value that may be realized by our named executive officers. Fifty percent of our equity awards in 2011 were in the form of performance-based stock options. Based on the probable outcome of the performance conditions associated with these performance-based awards, the grant date fair value for the performance-based awards was zero, which was the estimated aggregate compensation cost to be recognized over the service period, determined as of the grant date under FASB ASC Topic 718. The maximum values of the performance option awards at the grant date, assuming all of the performance conditions were met but excluding the amount of estimated forfeitures, is equal to the following amounts:

E. James Macias	$975,546
Eric N. Pryor	$155,403
Stephen H. Lucas	$461,071
Richard D. Barraza	$146,756
Theodore M. Kniesche	$138,134

Further information regarding the valuation assumptions used in our fair value calculations are included in Note 11 to our annual consolidated financial statements and our interim condensed consolidated financial statements appearing elsewhere in this prospectus. For additional information on these awards, see the “Grants of Plan-Based Awards” and “Compensation Discussion and Analysis.”
(3)	Includes $14,700 for company match on 401(k) for each of 2011 and 2010, and $11,974 and $10,416 for 2011 and 2010, respectively, in health insurance premiums paid on behalf of Mr. Macias.
(4)	Includes $14,700 for company match on 401(k) in each of 2011 and 2010, and $19,478 and $17,255 for 2011 and 2010, respectively, in health insurance premiums paid on behalf of Mr. Pryor.

Executive compensation

(5)	Includes $14,700 for company match on 401(k) in each of 2011 and 2010, and $24,622 and $21,867 for 2011 and 2010, respectively, in health insurance premiums paid on behalf of Mr. Lucas.
(6)	Includes $13,600 for company match on 401(k) in each of 2011 and 2010, and $19,798 and $17,496 in 2011 and 2010, respectively, in health insurance premiums paid on behalf of Mr. Barraza.
(7)	Includes $23,430 for reimbursed relocation expenses for 2011, $13,800 and $14,700 for 2011 and 2010, respectively, for company match on 401(k) and $17,757 and $16,602 for 2011 and 2010, respectively, in health insurance premiums paid on behalf of Mr. Kniesche.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding the grants of plan-based awards to each of our executive officers during the year ended December 31, 2011.

Name	Grant date(1)	Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: number of shares or stock or units (#)	All other option awards: number of securities underlying options (#)		Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
E. James Macias	8/31/11	—	—	—	—	—	—	—	863,186	(2)	1.53	966,039
	8/31/11	—	—	—	—	—	—	—	863,186	(3)	1.53	—
Eric N. Pryor	8/31/11	—	—	—	—	—	—	—	137,505	(2)	1.53	153,889
	8/31/11	—	—	—	—	—	—	—	137,504	(3)	1.53	—
Stephen H. Lucas	8/31/11	—	—	—	—	—	—	—	407,966	(2)	1.53	456,577
	8/31/11	—	—	—	—	—	—	—	407,966	(3)	1.53	—
Richard D. Barraza	8/31/11	—	—	—	—	—	—	—	129,853	(2)	1.53	145,326
	8/31/11	—	—	—	—	—	—	—	129,853	(3)	1.53	—
Theodore M. Kniesche	8/31/11	—	—	—	—	—	—	—	122,224	(2)	1.53	136,788
	8/31/11	—	—	—	—	—	—	—	122,224	(3)	1.53	—

(1)	The vesting commencement date for each option award is the same as the grant date.
(2)	25% of the total number of shares subject to the option vest on the first anniversary of the vesting commencement date and 2.0833% of the remaining shares subject to the option vest monthly thereafter until all shares are vested. Vesting is accelerated in certain situations. See the section titled “Potential Payments Upon Termination or Change in Control.” All options are immediately exercisable. The shares issued upon exercise of such options remain subject to a right of repurchase by us to the extent the shares are unvested.
(3)	The shares subject to the option are subject to performance-based vesting criteria, with one-third of the shares tied to the date of mechanical completion of Sierra, one-third tied to the number of gallons that can be produced at Sierra and one third tied to securing the necessary permits to commence construction of two new facilities other than Sierra, as more fully described in the Compensation and Discussion Analysis above. Vesting is accelerated in certain situations. See the section titled “Potential Payments Upon Termination or Change in Control.” All options are immediately exercisable. The shares issued upon exercise of such options remain subject to a right of repurchase by us to the extent the shares are unvested.

Executive compensation

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows all outstanding equity awards held by each of our named executive officers at December 31, 2011.

	Option awards							Stock awards
Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
E. James Macias	1,091,581	(1)	—		—	0.24	3/15/2017	—	—	—	—
	—		863,186	(2)	—	1.53	9/1/2021	—	—	—	—
	—		863,186	(3)	—	1.53	9/1/2021	—	—	—	—
Eric N. Pryor	483,291	(1)	—		—	0.24	9/1/2017	—	—	—	—
	—		137,505	(2)	—	1.53	9/1/2021	—	—	—	—
	—		137,504	(3)	—	1.53	9/1/2021	—	—	—	—
Stephen H. Lucas	—		407,966	(2)	—	1.53	9/1/2021	—	—	—	—
	—		407,966	(3)	—	1.53	9/1/2021	—	—	—	—
Richard D. Barraza	—		129,853	(2)	—	1.53	9/1/2021	—	—	—	—
	—		129,853	(3)	—	1.53	9/1/2021	—	—	—	—
Theodore M. Kniesche	177,752	(1)	—		—	0.24	6/1/2017	—	—	—	—
	—		122,224	(2)	—	1.53	9/1/2021	—	—	—	—
	—		122,224	(3)	—	1.53	9/1/2021	—	—	—	—

(1)	The shares subject to these options have fully vested.
(2)	25% of the total number of shares subject to the option vest on the first anniversary of the vesting commencement date and 2.0833% of the remaining shares subject to the option vest monthly thereafter until all shares are vested. The grant date and vesting commencement date are both August 31, 2011. Vesting is accelerated in certain situations. See the section titled “Potential Payments Upon Termination or Change in Control.” All options are immediately exercisable. The shares issued upon exercise of such options remain subject to a right of repurchase by us to the extent the shares are unvested.
(3)	The shares subject to the option are subject to performance-based vesting criteria, with one-third of the shares tied to the date of mechanical completion of Sierra, one-third tied to the number of gallons that can be produced at Sierra and one third tied to securing the necessary permits to commence construction of two new facilities other than Sierra, as more fully described in the Compensation and Discussion Analysis above. The grant date and vesting commencement date are both August 31, 2011. Vesting is accelerated in certain situations. See the section titled “Potential Payments Upon Termination or Change in Control.” All options are immediately exercisable. The shares issued upon exercise of such options remain subject to a right of repurchase by us to the extent the shares are unvested.

Executive compensation

OPTION EXERCISES AND STOCK VESTED

The following table shows information regarding option exercises and vesting of restricted stock by our named executive officers during the year ended December 31, 2011.

	Option awards		Stock awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)(1)	Value realized on vesting ($)(2)
E. James Macias	—	—	—	—
Eric N. Pryor	—	—	—	—
Stephen H. Lucas	—	—	20,373	24,702
Richard D. Barraza	—	—	30,558	39,674
Theodore M. Kniesche	—	—	—	—

(1)	Reflects the portion of shares issued pursuant to the early exercise of stock options on which the right of repurchase by the company lapsed.
(2)	The value realized on vesting of the shares is based on a weighted average estimated fair market value of $1.21 and $1.30 across monthly vesting dates during the year ended December 31, 2011 for Mr. Lucas and Mr. Barraza, respectively.

PENSION BENEFITS

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

NONQUALIFIED DEFERRED COMPENSATION

We did not maintain any nonqualified defined contribution or deferred compensation plans or arrangements for the named executive officers.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

Each of our named executive officers and all of our employees have entered into non-competition, non-solicitation and proprietary information and inventions assignment agreements. Under these agreements, each named executive officer has agreed (i) not to solicit our employees or customers during his employment and for a period of 12 months after the termination of his employment, (ii) not to compete with us or assist any other person to compete with us during the officer’s employment with us and (iii) to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of his employment. As a condition of employment with the company, all employees are required to enter into this agreement.

We entered into a service agreement with Mr. Macias dated March 31, 2007, which provided for Mr. Macias to serve as a temporary consultant to us and set forth certain conditions to the engagement of Mr. Macias as a full-time employee of the Company. On August 31, 2007, we terminated the services agreement and entered into an employment agreement with Mr. Macias providing for his employment as a full-time employee. Pursuant to this agreement, Mr. Macias is entitled to an annual base salary of $500,000 per year, and a cash bonus targeted at 100% of his base salary based on the achievement of certain corporate performance metrics established by our board of directors. In connection with the commencement of his employment, Mr. Macias received a one-time grant of options to purchase

Executive compensation

1,466,581 shares of our common stock with an exercise price of $0.24 per share. As a condition to his employment, Mr. Macias agreed not to solicit our employees during his employment and for a period of 18 months after the termination of his employment and to protect our confidential information.

Each of our executive named officers, in addition to Mr. Macias, received an offer letter in connection with the commencement of his employment with the company.

Eric N. Pryor.     In September 2007, we provided Mr. Pryor with an offer letter to begin employment with us as Vice President and Chief Financial Officer. The offer letter provided for a starting annual base salary of $250,000 and a cash bonus target of 40%. On August 1, 2009, Mr. Pryor received a merit adjustment increasing his annual base salary to $262,500 and on September 1, 2011, his annual base salary was increased to $310,000 as discussed above in “Key Components of Our Compensation Program.” In connection with his employment, Mr. Pryor also received an option grant notice to purchase 733,291 shares of our common stock with an exercise price of $0.24 per share.

Stephen H. Lucas.    In December 2007, we entered into a Consulting Agreement with Mr. Lucas for his services in assisting the company with the technical and commercial development of our waste-to-fuels projects. Under the Consulting Agreement, Mr. Lucas was paid $1,600 for each day worked. In May 2008, we provided Mr. Lucas with an offer letter to begin employment with us as Senior Vice President and Chief Technology Officer. The offer letter provided for a starting annual base salary of $450,000 and a cash bonus target of 40%. In connection with his Consulting Agreement, Mr. Lucas received an option grant notice to purchase 244,444 shares of our common stock with an exercise price of $0.24 per share.

Richard D. Barraza.    In May 2007, Mr. Barraza began employment with us as Vice President of Administration, with a starting annual base salary of $200,000 and a cash bonus target of 40%. On August 1, 2009, Mr. Barraza received a merit adjustment increasing his annual base salary to $210,000 and on September 1, 2011 his annual base salary was increased to $260,000 as discussed above in “Key Components of Our Compensation Program.” In connection with his employment, Mr. Barraza also received an option grant notice to purchase 244,444 shares of our common stock with an exercise price of $0.24 per share.

Theodore M. Kniesche.    In July 2007, we provided Mr. Kniesche with an offer letter to begin employment with us as Vice President of Business Development. The offer letter provided for a starting annual base salary of $170,000 and a cash bonus target of 40%. On January 1, 2009, as a result of Mr. Kniesche gaining additional responsibilities in the area of government and regulatory affairs, he received an adjustment increasing his annual base salary to $200,000 and on August 1, 2009, he received a merit adjustment increasing his annual base salary to $210,000 and on September 1, 2011 his annual base salary was increased to $270,000 as discussed above in “Key Components of Our Compensation Program.” In connection with his employment, Mr. Kniesche also received an option grant notice to purchase 427,752 shares of our common stock with an exercise price of $0.24 per share.

Severance and Change in Control Agreements

As discussed above, in March 2012, the board of directors approved new severance and change in control agreements for each of our executive officers, the specific terms of which are discussed below.

Pursuant to the severance and change in control agreements (each, a “CIC Agreement”), if the company terminates an executive’s employment with the company for a reason other than cause (as defined in the CIC Agreement) or the executive’s death or disability (as defined in the CIC Agreement), or, solely with

Executive compensation

respect to Mr. Macias, a resignation for good reason (as defined in the CIC Agreement), in any case, at any time other than during the twelve-month period immediately following a change of control (as defined in the CIC Agreement), then the executive will receive the following severance benefits from the company: (i) a lump sum severance payment equal to a certain number of months of the executive’s base salary; (ii) a lump sum payment of a pro rata bonus for the year in which the termination of employment occurs based on the number of days worked relative to 365 days; (iii) reimbursement for premiums paid for coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, for the executive and the executive’s eligible dependents; (iv) accelerated vesting of the then-unvested portion of all of the executive’s outstanding equity awards subject to time-based vesting provisions as if executive had remained employed for a number of months following the termination of employment and vesting acceleration on performance-based awards based upon achievement against the performance metrics as of the termination date, as determined by the committee in its sole discretion; (v) outplacement benefits; (vi) all accrued but unpaid vacation, expense reimbursements, wages, and other benefits due to the executive under any company-provided plans, policies and arrangements and (vii) such other compensation or benefits as may be required by law.

If during the twelve-month period immediately following a change of control, (x) the company terminates an executive’s employment with the company for a reason other than cause or the executive’s death or disability, or (y) an executive resigns from such employment for good reason, then the executive will receive the severance benefits discussed above except (i) that the executive will receive enhanced vesting acceleration with respect to executive’s outstanding equity awards; and, (ii) in lieu of the pro rata bonus described above in clause (ii), the executive will receive a lump sum severance payment equal to a fixed percentage of executive’s full target bonus for the fiscal year in effect at the date of termination of employment.

The estimated payments to each of our named executive officers under the CIC Agreements are set forth in more detail in the below section entitled “Potential Payments Upon Termination or Change In Control.”

An executive’s receipt of severance payments or benefits pursuant to a severance and change in control agreement is subject to the executive signing a separation agreement and release of claims, complying with a non-solicit provision and a confidential information agreement.

Executive compensation

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table discloses potential payments and benefits under our compensation and benefit plans and other employment arrangements to which certain of our executive officers would be entitled upon a termination of their employment or change of control, assuming the termination of employment or change in control occurred on December 31, 2011.

					Following change in control
Name	By company without cause($)(1)		By executive for good reason($)(1)		By company without cause($)(1)		By executive for good reason($)(1)
E. James Macias(2)
Cash payments	$1,250,000	(3)	$1,250,000	(3)	$1,500,000	(4)	$1,500,000	(4)
Accelerated equity awards	1,535,744	(5)	1,535,744	(5)	2,106,169	(6)	2,106,169	(6)
COBRA and outplacement	25,461	(7)	25,461	(7)	25,461	(7)	25,461	(7)
Eric N. Pryor
Cash payments	434,000	(8)	—		434,000	(9)	434,000	(9)
Accelerated equity awards	223,673	(10)	—		335,510	(6)	335,510	(6)
COBRA and outplacement	16,974	(11)	—		16,974	(11)	16,974	(11)
Stephen H. Lucas
Cash payments	630,000	(12)	—		630,000	(13)	630,000	(13)
Accelerated equity awards	663,621	(10)	—		995,432	(6)	995,432	(6)
COBRA and outplacement	16,974	(11)	—		16,974	(11)	16,974	(11)
Richard D. Barraza
Cash payments	364,000	(14)	—		364,000	(15)	364,000	(15)
Accelerated equity awards	211,226	(10)	—		316,839	(6)	316,839	(6)
COBRA and outplacement	16,974	(11)	—		16,974	(11)	16,974	(11)
Theodore M. Kniesche
Cash payments	378,000	(16)	—		378,000	(17)	378,000	(17)
Accelerated equity awards	198,816	(10)	—		298,227	(6)	298,227	(6)
COBRA and outplacement	16,974	(11)	—		16,974	(11)	16,974	(11)

(1)	Such amounts to be reduced by applicable taxes and withholdings. Further, the amounts shown in the table above do not include any payments or benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon a termination of employment. These include (i) accrued salary and, if applicable, accrued and unused vacation time, and (ii) distributions of plan balances under our 401(k) plan.
(2)	If Mr. Macias’s employment terminates as a result of his death or Disability, he will receive a pro rata bonus for the fiscal year of his termination of employment. The maximum potential payment for the pro rata bonus is equal to $500,000.
(3)	This amount represents the sum of (i) 18 months’ of Mr. Macias’ base salary equal to $750,000 plus (ii) the maximum potential pro rata bonus for the fiscal year of his termination of employment equal to $500,000.
(4)	This amount represents the sum of (i) 18 months’ of Mr. Macias’ base salary equal to $750,000 plus (ii) 150% of his target bonus equal to $750,000.
(5)	This amount represents the sum of the value of acceleration of vesting with respect to (i) the number of then-unvested shares subject to options (or the release of the restricted shares acquired upon early exercise from our repurchase right) held by the executive that are subject to time-based vesting and would have vested during the 18-month period following the executive’s termination of employment plus (ii) the maximum number of shares eligible to vest as of the executive’s termination date with respect to options (or the release of the restricted shares acquired upon early exercise from our repurchase right) held by the executive that are subject to performance-based vesting, in each case, based on an estimated fair market value of $2.75 on December 31, 2011, which was determined based on a common stock valuation as of December 31, 2011.
(6)	This amount represents the sum of the value of acceleration of vesting with respect to (i) 100% of the number of then-unvested shares subject to options (or the release of the restricted shares acquired upon early exercise from our repurchase right) held by the executive that are subject to time-based vesting plus (ii) the maximum number of shares eligible to vest as of the executive’s termination date with respect to options (or the release of the restricted shares acquired upon early exercise from our repurchase right) held by the executive that are subject to performance-based vesting, in each case, based on an estimated fair market value of $2.75 on December 31, 2011, which was determined based on a common stock valuation as of December 31, 2011.

Executive compensation

(7)	This amount represents the sum of (i) the value of 18 months’ of continuation coverage under our health and welfare plans equal to $17,961 plus (ii) the value of 18 months’ of outplacement benefits capped at $7,500.
(8)	This amount represents the sum of (i) 12 months’ of Mr. Pryor’s base salary equal to $310,000 plus (ii) the maximum potential pro rata bonus for the fiscal year of his termination of employment equal to $124,000.
(9)	This amount represents the sum of (i) 12 months’ of Mr. Pryor’s base salary equal to $310,000 plus (ii) 100% of his target bonus equal to $124,000.
(10)	This amount represents the sum of the value of acceleration of vesting with respect to (i) the number of then-unvested shares subject to options (or the release of the restricted shares acquired upon early exercise from our repurchase right) held by the executive that are subject to time-based vesting and would have vested during the 12-month period following the executive’s termination of employment plus (ii) the maximum number of shares eligible to vest as of the executive’s termination date with respect to options (or the release of the restricted shares acquired upon early exercise from our repurchase right) held by the executive that are subject to performance-based vesting, in each case, based on an estimated fair market value of $2.75 on December 31, 2011, which was determined based on a common stock valuation as of December 31, 2011.
(11)	This amount represents the sum of (i) the value of 12 months’ of continuation coverage under our health and welfare plans equal to $11,974 plus (ii) the value of 12 months’ of outplacement benefits capped at $5,000.
(12)	This amount represents the sum of (i) 12 months’ of Mr. Lucas’ base salary equal to $450,000 plus (ii) the maximum potential pro rata bonus for the fiscal year of his termination of employment equal to $180,000.
(13)	This amount represents the sum of (i) 12 months’ of Mr. Lucas’ base salary equal to $450,000 plus (ii) 100% of his target bonus equal to $180,000.
(14)	This amount represents the sum of (i) 12 months’ of Mr. Barraza’s base salary equal to $260,000 plus (ii) the maximum potential pro rata bonus for the fiscal year of his termination of employment equal to $104,000.
(15)	This amount represents the sum of (i) 12 months’ of Mr. Barraza’s base salary equal to $260,000 plus (ii) 100% of his target bonus equal to $104,000.
(16)	This amount represents the sum of (i) 12 months’ of Mr. Kniesche’s base salary equal to $270,000 plus (ii) the maximum potential pro rata bonus for the fiscal year of his termination of employment equal to $108,000.
(17)	This amount represents the sum of (i) 12 months’ of Mr. Kniesche’s base salary equal to $270,000 plus (ii) 100% of his target bonus equal to $108,000.

STOCK PLANS

2012 Equity Incentive Plan

In March 2012, our board of directors approved our 2012 Equity Incentive Plan, or the 2012 Equity Plan. The 2012 Equity Plan will become effective immediately prior to the effectiveness of this prospectus. Our 2012 Equity Plan provides for the grant of incentive stock options, within the meaning of Code Section 422, to our employees and any of our subsidiary corporations’ employees, and for the grant of nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our subsidiary corporations’ employees and consultants. No further grants will be made under our 2007 Plan, described below, after this offering. However, the options outstanding under the 2007 Plan will continue to be governed by their existing terms.

Authorized Shares.    The maximum aggregate number of shares that may be issued under the 2012 Equity Plan is 6,500,000 shares of our common stock, plus (i) any shares that as of the completion of this offering, have been reserved but not issued pursuant to any awards granted under our 2007 Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to awards under the 2007 Plan that otherwise would have been returned to the 2007 Plan on account of the expiration, cancellation or forfeiture of such award, with the maximum number of shares to be added to the 2012 Equity Plan pursuant to clauses (i) and (ii) above equal to 7,631,268 shares as of March 31, 2012. In addition, the number of shares available for issuance under the 2012 Equity Plan will be annually increased on the first day of each of our fiscal years beginning with the 2012 fiscal year, by an amount equal to the least of:

➢	6,000,000 shares;

Executive compensation

➢	4% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

➢	such other amount as our board of directors may determine.

Shares issued pursuant to awards under the 2012 Equity Plan that we repurchase or that are forfeited, will become available for future grant under the 2012 Equity Plan on the same basis as the award initially counted against the share reserve. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2012 Equity Plan.

Award Limitations. The following limits apply to any awards granted under the 2012 Equity Plan:

➢

Options and stock appreciation rights – no employee shall be granted within any fiscal year one or more options or stock appreciation rights, which in the aggregate cover more than 750,000 shares; provided, however, that in connection with an employee’s initial service as an employee, an employee’s aggregate limit may be increased by 1,500,000 shares;

➢

Restricted stock and restricted stock units – no employee shall be granted within any fiscal year one or more awards of restricted stock or restricted stock units, which in the aggregate cover more than 750,000 shares; provided, however, that in connection with an employee’s initial service as an employee, an employee’s aggregate limit may be increased by 1,500,000 shares; and

➢

Performance units and performance shares – no employee shall receive performance units or performance shares having a grant date value (assuming maximum payout) greater than six million dollars or covering more than 1,500,000 shares, whichever is greater; provided, however, that in connection with an employee’s initial service as an employee, an employee may receive performance units or performance shares having a grant date value (assuming maximum payout) of up to an additional amount equal ten million dollars or covering up to 2,500,000 Shares, whichever is greater. No individual may only have one award of performance units or performance shares for a performance period.

Plan Administration.    The 2012 Equity Plan will be administered by our board of directors which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Code Section 162(m), the compensation committee will consist of two or more “outside directors” within the meaning of Code Section 162(m).

Subject to the provisions of our 2012 Equity Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2012 Equity Plan. The administrator also has the authority, subject to the terms of the 2012 Equity Plan, to amend existing awards, to prescribe rules and to construe and interpret the 2012 Equity Plan and awards granted thereunder.

Stock Options.    The administrator may grant incentive and/or nonqualified stock options under our 2012 Equity Plan; provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. Provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our

Executive compensation

stock, or of certain of our subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator. Subject to the provisions of our 2012 Equity Plan, the administrator determines the remaining terms of the options (e.g., vesting). After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2012 Equity Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2012 Equity Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement.

Restricted Stock.    Restricted stock may be granted under our 2012 Equity Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service to us. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units.    Restricted stock units may be granted under our 2012 Equity Plan, which may include the right to dividend equivalents, as determined in the discretion of the administrator. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Performance Units/Performance Shares.    Performance units and performance shares may be granted under our 2012 Equity Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. For purposes of such awards, the performance goals may be one or more of the following, as determined by the

Executive compensation

administrator: (i) sales or non-sales revenue; (ii) return on revenues; (iii) operating income; (iv) income or earnings including operating income; (v) income or earnings before or after taxes, interest, depreciation and/or amortization; (vi) income or earnings from continuing operations; (vii) net income; (vii) pre-tax income or after-tax income; (viii) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (ix) raising of financing or fundraising; (x) project financing; (xi) revenue backlog; (xii) power purchase agreement backlog; (xiii) gross margin; (xiv) operating margin or profit margin; (xv) capital expenditures, cost targets, reductions and savings and expense management; (xvi) return on assets (gross or net), return on investment, return on capital, or return on shareholder equity; (xvii) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xviii) performance warranty and/or guarantee claims; (xix) stock price or total stockholder return; (xx) earnings or book value per share (basic or diluted); (xxi) economic value created; (xxii) pre-tax profit or after-tax profit; (xxiii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, geographic business expansion, objective customer satisfaction or information technology goals; (xxiv) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (xxv) construction projects consisting of one or more objectives based upon meeting project completion timing milestones, project budget, site acquisition, site development, or site equipment functionality; (xxvi) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, staff safety, staff accident and/or injury rates, headcount, performance management, completion of critical staff training initiatives; (xxvii) objective goals relating to projects, including project completion timing milestones, project budget; (xxviii) key regulatory objectives; and (xxix) enterprise resource planning. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. The specific terms will be set forth in an award agreement.

Transferability of Awards.    Unless the administrator provides otherwise, our 2012 Equity Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2012 Equity Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed winding up, liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.    Our 2012 Equity Plan provides that in the event of a merger or change in control (other than a winding up, dissolution or liquidation), as defined under the 2012 Equity Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to

Executive compensation

the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Plan Amendment, Termination.    Our board of directors has the authority to amend, suspend or terminate the 2012 Equity Plan provided such action does not impair the existing rights of any participant. Our 2012 Equity Plan will automatically terminate in 2022, unless we terminate it sooner.

2007 Stock Incentive Plan

The 2007 Stock Incentive Plan, or 2007 Equity Plan, was adopted by the board of directors in December 2007. The 2007 Equity Plan was last amended on August 30, 2011. A total of 9,000,000 shares of common stock have been reserved for issuance under the 2007 Equity Plan, of which 747,177 remain available for grants.

The 2007 Equity Plan provides for the grant of incentive stock options, as defined in Section 422 of the Code, to employees and the grant of nonqualified stock options and restricted stock to employees, non-employee directors and consultants. Our board of directors currently administers the 2007 Equity Plan and determines the number, vesting schedule, and exercise price for options, or conditions for restricted stock, granted under the 2007 Equity Plan. An individual employee may not receive incentive stock option grants for more than $100,000 worth of shares in any year, and the exercise price of incentive stock options must be at least equal to the fair market value of the common stock on the date of grant.

In the event of a sale of all or substantially all of our assets, or the merger or consolidation of us with or into another corporation, then the administrator may, in its sole discretion, shorten the exercise period of options, accelerate the vesting schedule of options or restricted stock, arrange to have the successor corporation assume the options or unvested portions of stock, cancel the options or stock in exchange for cash, or make other adjustments to the consideration issuable in connection with the options or stock. In addition, the administrator of the plan will provide notice that the options will terminate on a specified date if not exercised.

The board of directors may amend, modify or terminate the 2007 Equity Plan at any time as long as any amendment, modification or termination does not impair vesting rights of plan participants and provided that stockholder approval shall be required for an amendment to the extent required by applicable law, regulations or rules. The 2007 Equity Plan will terminate immediately prior to this offering, at which time no further grants will be made under the 2007 Equity Plan. However, the options outstanding under the 2007 Equity Plan will continue to be governed by their existing terms.

LIMITATION ON DIRECTOR AND OFFICER LIABILITY AND INDEMNIFICATION

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

➢	any breach of the director’s duty of loyalty to us or our stockholders;

Executive compensation

➢	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

➢	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

➢	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

RULE 10B5-1 SALES PLANS

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Certain relationships and related transactions

In addition to the director and executive officer compensation arrangements discussed above under “Executive compensation,” below we describe transactions since January 1, 2009, to which we have been a party or will be a party, in which:

➢	the amounts involved exceeded or will exceed $120,000; and

➢	a director, executive officer, beneficial holder of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Other than as described below, there has not been, nor is there currently proposed, any such transaction or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under “Management.”

This section does not give effect to the conversion of our preferred stock into shares of common stock in connection with this offering. Each share of Series A preferred stock, Series B-1 and Series B-2 preferred stock, and Series C-1 preferred stock will automatically convert into shares of our common stock upon the completion of this offering.

PREFERRED STOCK AND CONVERTIBLE NOTE FINANCINGS

We were founded in 2007 by James A. C. McDermott, the Managing Partner of USRG Management Company, LLC. Fulcrum BioEnergy, Inc. was incorporated in July 2007. In August 2007, Fulcrum BioEnergy, LLC, whose sole member was USRG Holdco III, LLC, of which Mr. McDermott is an affiliate as described in further detail below, merged with and into Fulcrum BioEnergy, Inc., the surviving entity. As the sole member of Fulcrum BioEnergy, LLC, USRG Holdco III, LLC had contributed or made commitments to contribute $1.0 million to the LLC. In connection with this merger, USRG Holdco III, LLC was issued 6,741,573 shares of our Series A convertible preferred stock, in exchange for its membership interest in the LLC.

In August 2007 and February 2008, we sold an aggregate of 14,000,000 shares of our Series B convertible preferred stock at $1.00 per share for an aggregate purchase price of $14.0 million to certain holders of more than 5% of our capital stock and with which certain of our directors are affiliated.

In October 2008 we issued two Senior Secured Convertible Notes, one to USRG Holdco III, LLC, which we refer to as the 2008 USRG Note, and one to Rustic Canyon Ventures III, L.P., which we refer to as the 2008 Rustic Canyon Note, both of which were holders of more than 5% of our capital stock and are affiliated with certain of our directors. Each note had an initial maximum principal amount of $5.0 million for a maximum aggregate principal amount of $10.0 million, which accrued interest at the rate of 8% per year on the principal amount outstanding, with a committed line fee of 2% per year on all undrawn amounts (calculated as the maximum principal amount minus the principal amount outstanding). In connection with these notes, we also entered into a Security Agreement with USRG Holdco III, LLC, or Holdco III, and Rustic Canyon Ventures III, L.P., or Rustic Canyon. The notes were secured by substantially all our assets and property, including intellectual property.

In January 2009, March 2009, and October 2009 the notes were amended to reallocate the principal sums between the 2008 USRG Note and the 2008 Rustic Canyon Note, extend the maturity date of the notes, and increase the maximum principal to the final amounts of $15.6 million for the 2008 USRG Note and $8.9 million for the 2008 Rustic Canyon Note.

Certain relationships and related transactions

In March 2010 we issued two new Senior Secured Convertible Notes to Holdco III and Rustic Canyon, which we refer to as the 2010 USRG Note and the 2010 Rustic Canyon Note, with an initial aggregate principal amount of $4.0 million, on substantially the same terms as the 2008 USRG Note and the 2008 Rustic Canyon Note, with an initial maturity date of June 30, 2010.

In June 2010, the 2008 USRG Note and the 2008 Rustic Canyon Note were converted into shares of Series B-2 preferred stock. We issued a total of 13,450,762 shares of Series B-2 stock in exchange for the conversion of $26.9 million in principal amounts and accrued interest owed on the notes. The original Series B preferred stock issued in August 2007 and February 2008 described above were renamed Series B-1 preferred stock. The Series B-1 and Series B-2 are collectively referred to as “Series B preferred stock.”

In June 2010, August 2010, November 2010, February 2011 and August 2011, the 2010 USRG Note and 2010 Rustic Canyon Note were amended to extend the maturity dates to August 31, 2011 and increase the maximum principals to the final amounts of $23.1 million for the 2010 USRG Note and $9.4 million for the 2010 Rustic Canyon Note. The holders of the notes have agreed to convert all amounts owing under these notes into our Series C stock upon closing of the Series C financing or, if we have not issued any new securities before the notes mature, the holders of the notes will have the option to convert all or a portion of the amounts due into our Series B-2 preferred stock.

In December 2010, we entered into a Series C preferred stock purchase agreement with Holdco III, Rustic Canyon, and USRG Holdco 3D, LLC, or Holdco 3D, which is affiliated with Holdco III and Mr. McDermott, which was later amended in April 2011 solely to add an additional investor, Rusheen Capital Partners, LLC, or Rusheen, which is also affiliated with Mr. McDermott. Pursuant to the purchase agreement, these investors agreed to purchase shares of Series C preferred stock subject to certain conditions precedent and with certain negotiated terms of the Series C preferred stock. In September 2011, the purchase agreement was amended and restated in its entirety, and the investors agreed to purchase shares of Series C preferred stock with revised conditions precedent and with revised Series C preferred stock terms. In connection with the amendment and restatement, the 2010 USRG Note and the 2010 Rustic Canyon Note were converted into shares of Series C-1 preferred stock at $2.67 per share. We issued a total of 12,924,605 shares of Series C-1 preferred stock in exchange for the conversion of $32.5 million aggregate principal amount of our senior secured convertible notes and approximately $2.0 million of accrued interest. In addition, as consideration for the September 2011 amendment which included a change that would likely accelerate the funding condition as well as changed the terms of the Series C preferred stock, we issued an aggregate of 1,947,565 shares of our common stock to Holdco 3D and Rusheen, which were held in escrow pending the sale of the shares of Series C-1 preferred stock and were released from such escrow in connection with the final closing of the transaction in November 2011, described below. In addition, in September and October 2011, Holdco III and Rustic Canyon, purchased an aggregate of 2,247,190 shares of our Series C-1 preferred stock at a purchase price of $2.67 per share for aggregate cash consideration of $6 million, pursuant to draw notices we issued under the amended Series C preferred stock purchase agreement.

In November 2011, the Series C preferred stock purchase agreement was again amended and restated, this time to include another additional investor, a subsidiary of Waste Management, Inc., or Waste Management, and the financing was completed and funded by all parties, including the existing investors and new investors. In the final closing, we issued an aggregate of 23,422,161 shares of our Series C-1 preferred stock at a price of $2.67 per share for aggregate consideration of $54.5 million in cash, $37,000 representing accrued but previously unpaid interest on the 2010 USRG Note and the 2010 Rustic Canyon Note, and other consideration in connection with entering into other agreements with the new investor. In addition, Holdco 3D, Rusheen and a subsidiary of Waste Management, all of which

Certain relationships and related transactions

were new investors in the company at such time, were each issued a stock warrant with a zero exercise price, exercisable only in certain circumstances. These warrants were amended with respect to their exercise upon an initial public offering of the company in March 2012. See “Description of capital stock—Warrants” for additional information regarding the terms of the warrants.

The following table summarizes the shares of capital stock purchased by our principal stockholders and their affiliates since our inception in connection with the transactions described above in this section. The terms of these purchases were the same as those made available to unaffiliated purchasers. Each share of preferred stock will be converted into one share of our common stock upon the completion of this offering.

Name	Shares of Series A preferred stock	Shares of Series B-1 preferred stock	Shares of Series B-2 preferred stock		Shares of Series C-1 preferred stock		Shares of common stock	Warrant shares(11)
USRG Holdco III, LLC(1)(2)(3)	6,741,573	6,500,000	8,575,412	(6)	15,483,944	(8)	—	—
Rustic Canyon Ventures III, L.P.(4)(5)	—	3,750,000	4,875,350	(7)	4,008,891	(9)	—	—
Rustic Canyon Ventures SBIC, LP(4)(5)	—	3,000,000	—		—		—	—
USRG Holdco 3D, LLC(1)(2)(3)	—	—	—		9,363,295		1,872,659	4,197,185
Rusheen Capital Partners, LLC(1)	—	—	—		374,531		74,906	167,887
WM Organic Growth, Inc.(10)	—	—	—		9,363,295		—	4,197,185

(1)	James A. C. McDermott, one of our directors, is a Managing Director of USRG Power & Biofuels Fund II GP, LLC, the General Partner of USRG Holdco III, LLC, a Managing Director of USRG Power & Biofuels Fund III GP, LLC, the General Partner of USRG Holdco 3D, LLC and a Managing Director of USRG Management Company, LLC, the manager of USRG Holdco III, LLC and USRG Holdco 3D, LLC. Mr. McDermott is also the Managing Member of Rusheen Capital Partners, LLC.
(2)	Timothy Newell, one of our directors, is a Senior Advisor of USRG Management Company, LLC, an affiliate of USRG Holdco III, LLC and USRG Holdco 3D, LLC.
(3)	Jonathan Koch, one of our directors, is a Managing Director of USRG Power & Biofuels Fund II GP, LLC, the General Partner of USRG Holdco III, LLC, a Managing Director of USRG Power & Biofuels Fund III GP, LLC, the General Partner of USRG Holdco 3D, LLC and a Managing Director of USRG Management Company, LLC, the manager of USRG Holdco III, LLC and USRG Holdco 3D, LLC.
(4)	Thomas E. Unterman, one of our directors, is a member of Rustic Canyon GP III, LLC, the General Partner of Rustic Canyon Ventures III, L.P. and Rustic Canyon SBIC Partners, LLC, the General Partner of Rustic Canyon Ventures SBIC, LP.
(5)	Nate Redmond, one of our directors, is a member of Rustic Canyon GP III, LLC, the General Partner of Rustic Canyon Ventures III, L.P. and Rustic Canyon SBIC Partners, LLC, the General Partner of Rustic Canyon Ventures SBIC, LP.
(6)	Converted from the 2008 USRG Note.
(7)	Converted from the 2008 Rustic Canyon Note.
(8)	Includes conversion of the 2010 USRG Note.
(9)	Includes conversion of the 2010 Rustic Canyon Note.
(10)	WM Organic Growth, Inc. is a wholly-owned subsidiary of Waste Management, Inc.
(11)	Reflects the shares of common stock issuable upon automatic exercise of the warrants, as amended, immediately prior to completion of this offering.

Certain relationships and related transactions

OTHER ARRANGEMENTS WITH AFFILIATES OF USRG MANAGEMENT COMPANY, LLC

James A.C. McDermott, our founder and executive chairman of our board of directors, is the Managing Partner of USRG Management Company, LLC. In 2011, we reimbursed USRG Holdco III, LLC, an affiliate of USRG Management Company, LLC, $50,000 for general advisory and research fees for governmental initiatives rendered to us in 2010. Commencing in January 2011, we paid $10,000 per month to USRG Management Company, LLC, for such services rendered in January and February 2011, and commencing in March 2011, we have paid $10,000 per month to USRG Power & Biofuels Fund III, LP for such services.

Timothy L. Newell, who currently serves on our board of directors, is a Senior Advisor to USRG Management Company, LLC. Mr. Newell has indicated that he will resign from our board upon completion of this offering; however, we currently expect that he will continue to serve as a consultant to us on terms that have not yet been agreed upon.

OTHER AGREEMENTS WITH WASTE MANAGEMENT

In connection with the equity investment by a subsidiary of Waste Management in our Series C preferred stock financing, we also entered into an agreement with Waste Management and its subsidiary with respect to future acquisitions of our shares and other acquisition related matters. During the time period that ends upon the earlier of (1) November 16, 2013, (2) the date that Waste Management or its affiliates beneficially own less than 2% of our then issued and outstanding capital stock and (3) the date upon which a party other than Waste Management makes a public announcement with respect to the potential acquisition of the Company, which we refer to as the standstill period, Waste Management and any of its subsidiaries, have agreed, among other things, not to acquire more than 1% of our total issued and outstanding shares, so long as the aggregate acquisition of our stock does not bring Waste Management’s beneficial ownership of our stock to more than 15% of our total issued and outstanding shares. Waste Management also agreed that during the standstill period they would not propose or actively participate in a take-over bid or other proposal for a merger or other business combination with us, except as noted below. During the standstill period, we must give prompt notice to Waste Management of any bona-fide take-over bid or proposal for a merger or other business combination of our company that we receive. Furthermore, in the event we receive such an offer, we are not permitted to approve or enter into a binding agreement with respect to the offer for at least 20 business days following receipt by Waste Management of such notice, and Waste Management will be permitted to submit a competing proposal or commence a competing take-over bid. In addition, in the event we were to initiate a confidential auction process or otherwise solicit proposals for us to be acquired, we are required to invite Waste Management to submit a proposal and otherwise participate in the process on the same terms and conditions as other participants.

We also entered into a credit agreement with a subsidiary of Waste Management to provide a project loan facility of up to $70 million to be available to fund a portion of the construction costs for Sierra. We will utilize this loan facility only if we do not enter into a federal loan guarantee that we are pursuing. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources—Project loan facility” for additional information about the terms of this loan facility. In connection with the equity investment, we also entered into a master project development agreement with a subsidiary of Waste Management to cooperate to jointly develop Fulcrum projects in various locations throughout the United States using MSW to be supplied by subsidiaries of Waste Management under long-term feedstock agreements. See “Collaborations and strategic arrangements—National Programs—Waste Management” for additional information about this development agreement.

Certain relationships and related transactions

STOCKHOLDER AGREEMENTS

In connection with our Series B and Series C preferred stock financings, we entered into agreements that grant customary preferred stock rights to all of our preferred stock investors, including our principal stockholders with which certain of our directors are affiliated.

Investors’ Rights Agreement

We are party to a voting agreement with holders of our preferred stock, including our principal stockholders with which certain of our directors are affiliated, that provides for, among other things, certain rights, including registration rights and preemptive rights to purchase new securities. These rights, other than the registration rights and USRG Holdco 3D, LLC’s right to purchase securities, will terminate upon the completion of this offering. The registration rights will continue following this offering and will terminate five years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act during any 90-day period.

Upon completion of this offering, holders of 83,296,113 shares of our common stock, issuable upon the automatic conversion of our preferred stock and automatic exercise of certain warrants, are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detail description of these registration rights, see “Description of capital stock—Registration rights”.

Voting Agreement

We are party to a voting agreement with holders of our preferred stock, including our principal stockholders with which certain of our directors are affiliated, that provides for, among other things, certain rights and obligations with respect to the voting of the securities subject to the agreement and certain obligations with respect to the sale of these securities in a transaction involving our change of control. Pursuant to the voting agreement, stockholders party to the agreement have agreed to vote such that two directors be a designee of USRG Holdco III, LLC, who are currently James A. C. McDermott and Timothy L. Newell; two directors be a designee of Rustic Canyon Ventures III, L.P. and Rustic Canyon Ventures SBIC, LP, who are currently Thomas E. Unterman and Nate Redmond; one director be a designee of USRG Holdco 3D, LLC, who is currently Jonathan Koch; and one director be our chief executive officer, E. James Macias. All of the rights and obligations under the voting agreement, including the right to designate directors, will terminate upon completion of this offering.

INDEMNIFICATION ARRANGEMENTS

Please see “Management—Limitation of liability and indemnification” for information on our indemnification arrangements with our officers and directors.

EXECUTIVE COMPENSATION AND EMPLOYMENT ARRANGEMENTS

Please see “Management—Executive compensation” and “Management—Employment agreements” for information on compensation and employment arrangements with our executive officers.

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

As provided by our audit committee charter to be effective upon completion of this offering, our audit committee is responsible for reviewing and approving in advance any related party transactions. Prior to the creation of our audit committee, our full board of directors reviewed related party transactions.

Principal stockholders

The following table sets forth information regarding the beneficial ownership of our capital stock as of June     , 2012, and as adjusted to reflect the sale of the common stock offered by under this prospectus by:

➢	each entity or person who is known by us to own beneficially more than 5% of our common stock (on an as-converted basis);

➢	each of our directors and named executive officers; and

➢	all directors and named executive officers as a group.

Unless otherwise indicated, the address of each person listed in the table is c/o Fulcrum BioEnergy, Inc., 4900 Hopyard Road, Suite 220, Pleasanton, California 94588. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants and other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of June     , 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have based our calculation of the percentage of beneficial ownership prior to the offering on 84,664,845 shares of common stock outstanding on June     , 2012, (as adjusted to reflect at that date the conversion of all shares of our preferred stock outstanding into 72,786,291 shares of common stock and the issuance of 8,562,257 shares of common stock upon the automatic exercise of certain warrants immediately prior to completion of this offering). We have based our calculation of the percentage of beneficial ownership after the offering on                      shares of our common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ overallotment option).

Principal stockholders

	Beneficial ownership prior to the offering		Beneficial ownership after the offering
Name of beneficial owner	Number	Percent	Number	Percent
5% stockholders
Entities affiliated with USRG Management Company, LLC(1)	52,734,068	62.3%			%
Entities affiliated with Rustic Canyon Partners(2)	15,634,241	18.5
WM Organic Growth, Inc.(3)	13,560,480	16.0

Executive officers and directors
E. James Macias(4)	1,466,581	1.7
Eric N. Pryor(5)	733,291	*
Stephen H. Lucas	244,444	*
Richard D. Barraza	244,444	*
Theodore M. Kniesche(6)	427,752	*
James A. C. McDermott(1)	53,351,392	63.0
Thomas E. Unterman(2)	15,634,241	18.5
Nate Redmond(2)	15,634,241	18.5
Timothy L. Newell(7)	—	—
Jonathan Koch(1)	52,734,068	62.3

All directors and executive officers as a group (10 persons)	72,102,145	83.4%			%

*	Less than one percent of the outstanding shares of common stock.
(1)	Includes 37,300,929 shares held by USRG Holdco III, LLC., 11,235,954 shares held by USRG Holdco 3D, LLC and 4,197,185 shares issued upon automatic exercise of a warrant held by USRG Holdco 3D LLC immediately prior to completion of this offering. USRG Power & Biofuels Fund II GP, LLC is the General Partner of USRG Power & Biofuels Fund II, LP and USRG Power & Biofuels Fund II-A, LP, which together wholly own and control USRG Holdco III, LLC. USRG Power & Biofuels Fund III GP, LLC is the General Partner of USRG Power & Biofuels Fund III, LP and USRG Power & Biofuels Fund III-A, LP, which together wholly own and control USRG Holdco 3D, LLC. Each of USRG Power & Biofuels Fund II GP, LLC and USRG Power & Biofuels Fund III GP, LLC has delegated its general partner authority to USRG Management Company, LLC. James A. C. McDermott, Lee Bailey, Jonathan Koch and Thomas King are the Managing Directors of USRG Power & Biofuels Fund II GP, LLC, USRG Power & Biofuels Fund III GP, LLC and USRG Management Company, LLC, and share voting and dispositive control of the shares. The address of USRG Holdco III, LLC and USRG Holdco 3D, LLC is 2425 Olympic Boulevard, Suite 4050 West, Santa Monica, California 90404. With respect to Mr. McDermott only, also includes 449,437 shares held by Rusheen Capital Partners, LLC and 167,887 shares issued upon automatic exercise of a warrant held by Rusheen Capital Partners, LLC immediately prior to completion of this offering. Mr. McDermott is the Managing Member of Rusheen Capital Partners, LLC and has sole voting and dispositive control of the shares.
(2)	Includes 12,634,241 shares held by Rustic Canyon Ventures III, L.P. and 3,000,000 shares held by Rustic Canyon Ventures SBIC, LP. Rustic Canyon GP III, LLC is the General Partner of Rustic Canyon Ventures III, L.P. Rustic Canyon SBIC Partners, LLC is the General Partner of Rustic Canyon Ventures SBIC, LP. Thomas E. Unterman, Nate Redmond, John C. Babcock, David Travers and Neal Hansch are the members of Rustic Canyon GP III, LLC and Rustic Canyon SBIC Partners, LLC and share voting and dispositive control of the shares. The address of Rustic Canyon Ventures III, L.P. and Rustic Canyon Ventures SBIC, LP is 2425 Olympic Boulevard, Suite 6050 West, Santa Monica, California 90404.
(3)	Includes 9,363,295 shares held by WM Organic Growth, Inc. and 4,197,185 shares issued upon automatic exercise of a warrant held by WM Organic Growth, Inc. immediately prior to completion of this offering. WM Organic, Inc. is a wholly-owned subsidiary of Waste Management, Inc. The address of WM Organic, Inc. is 1001 Fannin Street, Suite 4000, Houston, Texas 77002.
(4)	Includes 1,091,581 shares issuable upon exercise of options currently exercisable or exercisable within 60 days after June , 2012.
(5)	Includes 483,291 shares issuable upon exercise of options currently exercisable or exercisable within 60 days after June , 2012.
(6)	Includes 177,752 shares issuable upon exercise of options currently exercisable or exercisable within 60 days after June , 2012. Mr. Kniesche previously served as a finance associate at the predecessor to USRG Management Company, LLC. As a result Mr. Kniesche holds an indirect financial interest in USRG Holdco III, LLC but has no voting or dispositive power with respect to the shares held by entities affiliated with USRG Management Company, LLC.
(7)	Mr. Newell is a Senior Advisor of USRG Management Company, LLC, an affiliate of USRG Holdco III, LLC and USRG Holdco 3D, LLC. Mr. Newell has an indirect financial interest in USRG Holdco 3D, LLC but has no voting or dispositive power with respect to the shares held by entities affiliated with USRG Management Company, LLC.

Description of capital stock

Upon the completion of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. All currently outstanding shares of preferred stock will be converted into common stock upon the closing of this offering.

COMMON STOCK

As of March 31, 2012, there were 84,664,845 shares of common stock outstanding, as adjusted to reflect a     -for-     reverse stock split of our common stock to be effected prior to the effectiveness of the registration statement of which this prospectus forms a part and the conversion of all outstanding shares of our preferred stock as of March 31, 2012 into common stock and the automatic exercise of certain warrants, held by 13 stockholders of record. Options to purchase 6,884,091 shares of common stock were also outstanding as of March 31, 2012. There will be shares of common stock outstanding (assuming no exercise of the underwriter’s overallotment option), after giving effect to the sale of the shares offered hereby.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. See “Dividend policy”. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

Upon the closing of the offering, all outstanding shares of preferred stock will be converted into 72,786,291 shares of common stock and automatically retired (reflecting a    -for-     conversion ratio as a result of the reverse stock split of our common stock). Thereafter, the board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, $0.001 par value, in one or more series. The board of directors will also have the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. As of the closing of the offering, no shares of preferred stock will be outstanding. We currently have no plans to issue any shares of preferred stock.

WARRANTS

In November 2011, we issued stock warrants to three new investors in our Series C preferred stock financing in connection with the closing of such financing, which were amended in March 2012. These warrants have a zero exercise price and are only exercisable in connection with (i) a liquidation,

Description of capital stock

dissolution or winding of the company where the equity valuation of the company is less than $400 million (ii) an initial public offering of the company that results in aggregate gross proceeds to us of at least $100 million, or a Qualified IPO, or (iii) a redemption of our Series C-1 preferred stock. In the event of (ii), if the Qualified IPO is completed on or prior to August 14, 2012, the holders will be issued an aggregate of 8,562,257 shares of our common stock, and if the Qualified IPO is completed after August 14, 2012, the holders will be issued a number of shares of our common stock based upon the implied equity valuation of the company at the time of such offering. In the event of (i) or (iii), each holder will be entitled to purchase that number of shares of Series C-2 preferred stock equal to the number Series C-1 preferred stock held by each such holder.

REGISTRATION RIGHTS

The holders of 83,296,113 shares of common stock (assuming the conversion of all outstanding preferred stock upon completion of this offering and the automatic exercise of certain warrants immediately prior to completion of this offering) or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these securities. Subject to limitations in the agreement, the holders of at least 80% of these securities then outstanding may require, on two occasions beginning six months after the date of this prospectus, that we use our best efforts to register these securities for public resale if Form S-3 is not available. If we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. A holder of these securities may also require us, not more than once in any six-month period, to register all or a portion of such securities on Form S-3 when the use of that form becomes available to us, provided, among other limitations, that the proposed aggregate selling price is at least $3.0 million. We will be responsible for paying all registration expenses, but not for any registrations after the third registration on Form S-3. The holders selling their shares will be responsible for paying all selling expenses.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon the completion of this offering, will contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated preferred stock

As discussed above, our board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Description of capital stock

Limits on ability of stockholders to act by written consent or call a special meeting

Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairperson of the board, the Chief Executive Officer or our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for advance notification of stockholder nominations and proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board classification

Upon the closing of the offering, our board of directors will be divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board, see “Management—Board of directors.” A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is it more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

No cumulative voting

Our amended and restated certificate of incorporation and amended and restated bylaws will not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Amendment of charter provisions

The amendment of the above provisions of our amended and restated certificate of incorporation will require approval by holders of at least a majority of our outstanding capital stock entitled to vote generally in the election of directors.

Description of capital stock

Delaware anti-takeover statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

➢	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

➢

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

➢

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as amended upon the completion of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

CHOICE OF FORUM

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the common stock is Computershare Trust Company, N.A. The Transfer Agent’s address and telephone number is 250 Royall Street, Canton MA 02021, (781) 575-2000.

STOCK EXCHANGE LISTING

We have applied to list our common stock on The NASDAQ Global Market under the symbol “FLCM.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of the offering, we will have outstanding                      shares of common stock. Of these shares, the shares sold in the offering (plus any shares issued upon exercise of the underwriters’ overallotment option) will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% stockholders.

The remaining 84,664,845 shares outstanding are “restricted securities” within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below. Sales of these shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

Our stockholders have entered into lock-up agreements generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the effective date of the registration statement filed pursuant to this offering without the prior written consent of UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Citigroup Global Markets Inc., or collectively, the Representatives. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 701, shares subject to lock-up agreements will not be salable until such agreements expire or are waived by the designated underwriters’ representative. Taking into account the lock-up agreements, and assuming the Representatives do not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

➢	Beginning on the effective date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market.

➢

Beginning 180 days after the effective date, approximately 1,368,732 shares will be eligible for sale pursuant to Rule 701 and approximately 83,296,113 additional shares will be eligible for sale pursuant to Rule 144, of which 82,546,113 shares are held by affiliates.

In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements (180 days after the effective date) of a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of common stock then outstanding (which will equal approximately                  shares immediately after the offering); or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one

Shares eligible for future sale

year, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

The holders of approximately 83,296,113 shares of common stock (assuming the conversion of all outstanding preferred stock upon completion of this offering and the automatic exercise of certain warrants immediately prior to completion of this offering) or their transferees are also entitled to certain rights with respect to registration of their shares of common stock for offer or sale to the public. If the holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, the sales could have a material adverse effect on the market price for our common stock.

As a result of the lock-up agreements, all of our employees holding common stock or stock options may not sell shares acquired upon exercise until 180 days after the effective date. Beginning 180 days after the effective date, any of our employees, officers, director or consultants who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. In addition, we intend to file registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued pursuant to our employee benefit plans. As a result, any options exercised under the Stock Plan or any other benefit plan after the effectiveness of such registration statement will also be freely tradable in the public market, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of March 31, 2012, there were outstanding options for the purchase of 6,884,091 shares, of which options 1,901,238 shares were exercisable. See “Risk factors—Shares eligible for future sale,” “Management—Stock plans” and “Description of capital stock—Registration rights.”

Material U.S. federal tax considerations for non-U.S. holders of common stock

The following is a summary of the material U.S. federal income tax and estate tax consequences to non-U.S. holders relating to the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S holders that may be subject to special tax rules, including, without limitation:

➢	banks, insurance companies or other financial institutions;

➢	persons subject to the alternative minimum tax;

➢	tax-exempt organizations;

➢	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

➢	partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes;

➢	dealers in securities or currencies;

➢	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

➢	persons that own, or are deemed to own, more than five percent of our common stock, except to the extent specifically set forth below;

➢	real estate investment trusts or regulated investment companies;

➢	certain former citizens or long-term residents of the U.S.;

➢	persons who hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction; or

➢	persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If a partnership or entity treaty as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and

Material U.S. federal tax considerations for non-U.S. holders of common stock disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

NON-U.S. HOLDER DEFINED

For purposes of this discussion, a non-U.S. holder is a beneficial owner of shares of our common stock that is not, for U.S. federal income tax purposes:

➢	an individual citizen or resident of the United States;

➢

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof, or the District of Columbia;

➢	a partnership (or other entity treated as a partnership for U.S. federal income tax purposes);

➢	an estate whose income is subject to U.S. federal income tax regardless of its source; or

➢

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

DISTRIBUTIONS

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and thereafter will be treated as capital gain. Distributions treated as dividends on our common stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the dividend will not be subject to the 30% U.S. federal withholding tax (provided the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI, to the withholding agent), but the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis, and at graduated rates, in substantially the same manner as U.S. persons. Dividends received by a non-U.S. holder that is a corporation for U.S. federal income tax purposes and which are effectively connected with the conduct of a U.S. trade or business may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Material U.S. federal tax considerations for non-U.S. holders of common stock

GAIN ON DISPOSITION OF COMMON STOCK

Subject to the discussion below of the Foreign Account Tax Compliance Act, or FATCA, and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or other disposition of our common stock unless:

➢	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or disposition, and certain other conditions are met;

➢

such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States); or

➢

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder that is an individual and who is present in the United States for 183 days or more in the taxable year of such sale or disposition, if certain other conditions are met, will be subject to tax at a gross rate of 30% on the amount by which such non-U.S. holder’s taxable capital gains allocable to U.S. sources, including gain from the sale or other disposition of our common stock, exceed capital losses allocable to U.S. sources, except as otherwise provided in an applicable income tax treaty.

Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder’s conduct of a trade or business in the U.S. generally will be subject to U.S. federal income tax on a net income basis, and at graduated rates, in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). There can be no assurances that we are not now nor will become a USRPHC in the future. If, however, we were a USRPHC during the applicable testing period, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as U.S. real property interests only for a non-U.S. holder who actually or constructively holds (at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period) more than 5% of such regularly traded stock. Please note, though, that we can provide no assurance that our common stock will remain regularly traded.

FEDERAL ESTATE TAX

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Material U.S. federal tax considerations for non-U.S. holders of common stock

RECENTLY ENACTED LEGISLATION AFFECTING TAXATION OF OUR COMMON STOCK HELD BY OR THROUGH FOREIGN ENTITIES

Recently enacted legislation as part of FATCA generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012, to a foreign financial institution unless such institution enters into an agreement with the U.S. Secretary of Treasury to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012, to a non-financial foreign entity unless such entity provides the withholding agent with a certification (i) that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the U.S. Secretary of Treasury. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. holder, the non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless the non-U.S. holder establishes an exemption, for example by properly certifying the non-U.S. holder’s status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers of this offering and as the representatives of the underwriters, or the Representatives. We have entered into an underwriting agreement with the representatives. Subject to the terms and condition of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
UBS Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Raymond James & Associates, Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of                  additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters. If all the shares are not sold at the initial public

Underwriting

offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to                      additional shares.

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $         million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and substantially all of our existing stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the Representatives offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension in the circumstances described in the paragraph below. At any time, the Representatives may, in their sole discretion, release some or all the securities from these lock-up agreements.

Notwithstanding the above, if (i) during the last 17 days of the 180-day period described in the paragraph above, or the initial lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the initial lock-up period, then the restrictions imposed by these lock-up agreements will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

INDEMNIFICATION

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

LISTING

We have applied to list our common stock on The NASDAQ Global Market under the symbol “FLCM.”

Underwriting

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;

➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities market at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

Underwriting

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may from time to time in the future engage with us and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us or our subsidiaries. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

NOTICE TO INVESTORS

Notice to prospective investors in the European Economic Areas

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

➢	to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

➢

to any legal entity which has two or more of: (i) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts;

➢

to fewer than 100 natural or legal persons or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

➢

in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to

Underwriting

the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU. The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to prospective investors in Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to prospective investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) ) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274

Underwriting

of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Dubai International Financial Centre

This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any prospectus in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The shares of our common stock which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of the common stock offered should conduct their own due diligence on the shares of our common stock. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Notice to prospective investors in Australia

This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to

Underwriting

“wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This offering memorandum does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Legal matters

The validity of the common stock offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

Experts

The consolidated financial statements as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 and for the period from January 17, 2007 (date of inception) to December 31, 2011, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information contained in this prospectus relating to the projected reduction in greenhouse gas emissions of our process was derived from the analysis of Life Cycle Associates, LLC and has been included herein upon the authority of Life Cycle Associates, LLC as an expert.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

Index to consolidated financial statements

Page

Audited Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2010 and 2011, and Consolidated Statements of Operations, Changes in Redeemable Convertible Preferred Stock and Equity (deficit) and Cash Flows for the years ended December 31, 2009, 2010 and 2011 and for the period from January 17, 2007 (date of inception) to December 31, 2011:

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Equity (deficit)	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Condensed Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2011 and March 31, 2012, and Consolidated Financial Statements for the three months ended March 31, 2011 and 2012 and for the period From January 17, 2007 (Date Of Inception) to March 31, 2012:

Condensed Consolidated Balance Sheets (Unaudited)	F-35
Condensed Consolidated Statements of Operations (Unaudited)	F-36
Condensed Consolidated Statements of Comprehensive Loss (Unaudited)	F-37
Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Equity (Deficit) (Unaudited)	F-38
Condensed Consolidated Statements of Cash Flows (Unaudited)	F-39
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-40

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Fulcrum BioEnergy, Inc.

Pleasanton, California

We have audited the accompanying consolidated balance sheets of Fulcrum BioEnergy, Inc. and subsidiaries (a development stage company) (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and equity (deficit) and cash flows for each of the three years in the period ended December 31, 2011, and for the period from January 17, 2007 (date of inception) to December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fulcrum BioEnergy, Inc. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, and for the period from January 17, 2007 (date of inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The Company is a development stage enterprise engaged in conducting research and development, establishing facilities, recruiting personnel, business development, business and financial planning, and raising capital. As discussed in Note 1 to the consolidated financial statements, successful completion of the Company’s development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining and maintaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company’s cost structure.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

March 5, 2012 (June 12, 2012 as to Notes 16 and 17)

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,208,095	$4,810,145
Short-term investments	—	45,081,639
Other current assets	101,513	103,091

Total current assets	2,309,608	49,994,875
PROPERTY AND EQUIPMENT—Net	2,893,373	2,877,864
INTANGIBLE ASSETS—Net	6,550,000	6,550,000
DEPOSITS	733,311	831,568
DEFERRED OFFERING COSTS	—	1,689,843
DEFERRED DEBT ISSUANCE COSTS	—	2,823,211

TOTAL	$12,486,292	$64,767,361

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$70,803	$274,566
Accrued expenses	1,334,967	2,109,942
Accrued interest—related party	609,624	—
Senior secured convertible notes—related party	18,000,000	—

Total current liabilities	20,015,394	2,384,508
WARRANT LIABILITIES	—	10,363,763
OTHER LONG-TERM LIABILITIES	10,139	5,964

Total liabilities	20,025,533	12,754,235

COMMITMENTS AND CONTINGENCIES (Note 10)
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
Series A convertible preferred stock, $0.001 par value per share—6,741,573 shares authorized, issued, and outstanding as of December 31, 2011 and 2010; aggregate liquidation value of $1.0 million	1,000,000	1,000,000
Series B-1 convertible preferred stock, $0.001 par value per share—14,000,000 shares authorized, issued, and outstanding as of December 31, 2011 and 2010; aggregate liquidation value of $14.0 million	14,000,000	14,000,000
Series B-2 convertible preferred stock, $0.001 par value per share—0 and 13,450,762 shares authorized, issued, and outstanding as of December 31, 2011 and 2010; aggregate liquidation value of $26.9 million	26,901,524	26,901,524
Series C-1 convertible preferred stock, $0.001 par value per share—38,593,956 shares authorized, issued, and outstanding as of December 31, 2011 and 0 authorized at December 31, 2010; aggregate liquidation value of $103.0 million	—	101,230,265
Series C-2 convertible preferred stock, $0.001 par value per share—19,101,121 shares authorized and 0 issued and outstanding as of December 31, 2011 and 0 authorized at December 31, 2010; aggregate liquidation value of $0	—	—

Total redeemable convertible preferred stock	41,901,524	143,131,789

EQUITY (DEFICIT):
Fulcrum BioEnergy, Inc. stockholders’ equity (deficit):
Common stock, $0.001 par value per share—90,000,000 and 43,807,665 shares authorized as of December 31, 2011 and 2010, respectively; 3,316,297 and 1,312,957 shares issued and outstanding as of December 31, 2011 and 2010, respectively; 84,664,845 shares issued pro forma December 31, 2011	1,313	3,316
Additional paid-in capital	162,630	7,656,620
Deficit accumulated during development stage	(49,972,656)	(99,113,442)

Total Fulcrum BioEnergy, Inc. stockholders’ equity (deficit)	(49,808,713)	(91,453,506)
Non-controlling interest	367,948	334,843

Total equity (deficit)	(49,440,765)	(91,118,663)

TOTAL	$12,486,292	$64,767,361

See notes to consolidated financial statements.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Cumulative Period from January 17, 2007 (Date of Inception) to December 31, 2011
	2009	2010	2011
OPERATING EXPENSES:
Project development expenses	$4,270,807	$6,087,749	$14,965,115	$33,516,564
Research and development expenses	4,668,177	5,927,689	5,905,970	17,541,803
General and administrative expenses	6,326,823	4,569,659	5,681,700	22,740,060
Loss on sale of Series C preferred stock	—	—	14,701,182	14,701,182

Total operating expenses	15,265,807	16,585,097	41,253,967	88,499,609

LOSS FROM OPERATIONS	(15,265,807)	(16,585,097)	(41,253,967)	(88,499,609)

OTHER INCOME (EXPENSE):
Interest expense	(1,278,547)	(1,637,656)	(1,436,250)	(4,640,025)
Interest income	24,169	7,847	85,887	373,410
Change in fair value of financial instruments	—	—	(7,292,892)	(7,292,892)

Total other income (expense)	(1,254,378)	(1,629,809)	(8,643,255)	(11,559,507)

NET LOSS	(16,520,185)	(18,214,906)	(49,897,222)	(100,059,116)
LESS NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	2,069	187,169	756,436	945,674

SUBTOTAL	(16,518,116)	(18,027,737)	(49,140,786)	(99,113,442)
PREFERRED STOCK ACCRETION	—	—	(155,346)	(155,346)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(16,518,116)	$(18,027,737)	$(49,296,132)	$(99,268,788)

NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS—Basic and diluted	$(15.08)	$(14.46)	$(30.88)

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES USED IN EPS CALCULATION—Basic and diluted	1,095,379	1,246,755	1,596,395

PRO FORMA NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS—Basic and diluted (unaudited)			$(0.65)

PRO FORMA WEIGHTED-AVERAGE NUMBER OF COMMON SHARES USED IN EPS CALCULATION—Basic and diluted (unaudited)			82,944,943

See notes to consolidated financial statements.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND EQUITY (DEFICIT)

	Redeemable Convertible Preferred Stock		Common Stock		Notes Receivable	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Non-controlling Interest	Total Equity (Deficit)
	Shares	Amount	Shares	Amount
BALANCE—January 17, 2007 (date of inception)	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of Series A convertible preferred stock for cash at $0.15 per share	6,741,573	1,000,000
Issuance of Series B-1 convertible preferred stock for cash at $1.00 per share	6,000,000	6,000,000
Stock-based compensation	—	—	—	—	—	2,706	—	—	2,706
Net loss	—	—	—	—	—	—	(3,039,825)	—	(3,039,825)

BALANCE—December 31, 2007	12,741,573	7,000,000	—	—	—	2,706	(3,039,825)	—	(3,037,119)
Issuance of Series B-1 convertible preferred stock for cash at $1.00 per share	8,000,000	8,000,000
Issuance of common stock upon early exercise of stock options	—	—	991,728	992	(297,333)	326,341	—	—	30,000
Stock-based compensation	—	—	—	—	—	57,298	—	—	57,298
Issuance of equity interest in subsidiary	—	—	—	—	—	90,088	—	—	90,088
Contributions allocated to non-controlling interest in subsidiary	—	—	—	—	—	(90,088)	—	90,088	—
Net loss	—	—	—	—	—	—	(12,386,978)	—	(12,386,978)

BALANCE—December 31, 2008	20,741,573	15,000,000	991,728	992	(297,333)	386,345	(15,426,803)	90,088	(15,246,711)
Repayment of management notes and vesting of early exercised stock options	—	—	199,009	199	297,333	(41,555)	—	—	255,977
Stock-based compensation related to employee options	—	—	—	—	—	150,952	—	—	150,952
Contributions allocated to non-controlling interest in subsidiary	—	—	—	—	—	(213,733)	—	213,733	—
Net loss	—	—	—	—	—	—	(16,518,116)	(2,069)	(16,520,185)

BALANCE—December 31, 2009	20,741,573	15,000,000	1,190,737	1,191	—	282,009	(31,944,919)	301,752	(31,359,967)
Issuance of Series B-2 convertible preferred stock upon conversion of senior secured convertible notes at $2.00 per share	13,450,762	26,901,524
Vesting of early exercised stock options	—	—	122,220	122	—	29,211	—	—	29,333
Stock-based compensation	—	—	—	—	—	104,775	—	—	104,775
Contributions allocated to non-controlling interest	—	—	—	—	—	(253,365)	—	253,365	—
Net loss	—	—	—	—	—	—	(18,027,737)	(187,169)	(18,214,906)

BALANCE—December 31, 2010	34,192,335	41,901,524	1,312,957	1,313	—	162,630	(49,972,656)	367,948	(49,440,765)
Issuance of Series C-1 convertible preferred stock upon conversion of senior secured convertible notes and accrued interest	12,938,529	31,960,953	—	—	—	2,584,921	—	—	2,584,921
Issuance of Series C-1 convertible preferred stock and common stock net of $516,706 of issuance costs	25,655,427	69,113,966	1,947,565	1,947	—	5,320,896	—	—	5,322,843
Accretion of Series C-1 convertible preferred stock	—	155,346	—	—	—	(155,346)	—	—	(155,346)
Vesting of early exercised stock options	—	—	50,931	51	—	12,172	—	—	12,223
Exercised stock options	—	—	4,844	5	—	1,158	—	—	1,163
Stock based compensation	—	—	—	—	—	453,520	—	—	453,520
Contributions allocated to non-controlling interest	—	—	—	—	—	(723,331)	—	723,331	—
Net loss	—	—	—	—	—	—	(49,140,786)	(756,436)	(49,897,222)

BALANCE—December 31, 2011	72,786,291	$143,131,789	3,316,297	$3,316	$—	$7,656,620	$(99,113,442)	$334,843	$91,118,663

See notes to consolidated financial statements.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Cumulative Period from January 17, 2007 (Date of Inception) to December 31, 2011
	2009	2010	2011
OPERATING ACTIVITIES:
Net loss	$(16,520,185)	$(18,214,906)	$(49,897,222)	$(100,059,116)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	50,997	75,535	83,121	230,316
Stock compensation expense	150,952	104,775	453,520	769,251
Loss on sale of Series C preferred stock	—	—	14,701,182	14,701,182
Change in fair value of financial instruments	—	—	7,292,892	7,292,892
Interest settled by the issuance of preferred shares	1,269,895	1,606,742	1,436,250	4,447,471
Other	2,982	(596)	(4,175)	5,964
Change in operating assets and liabilities:
Other assets and deposits	(8,882)	(47,164)	164	(121,329)
Accounts payable	538,201	(1,214,889)	203,763	273,486
Accrued expenses	352,549	689,136	517,147	1,840,092

Net cash used in operating activities	(14,163,491)	(17,001,367)	(25,213,358)	(70,619,791)

INVESTING ACTIVITIES:
Purchase of short-term investments	—	—	(45,081,639)	(45,081,639)
Deposits	—	(713,331)	(100,000)	(813,331)
Purchase of property and equipment	(836,603)	(137,422)	(67,613)	(2,956,931)
Water rights and other intangible assets	(990,156)	(620,000)	—	(1,610,156)
Capitalized license fees	(1,000,000)	—	—	(5,000,000)

Net cash used in investing activities	(2,826,759)	(1,470,753)	(45,249,252)	(55,462,057)

FINANCING ACTIVITIES:
Issuance of Series A convertible preferred stock	—	—	—	1,000,000
Issuance of Series B-1 convertible preferred stock	—	—	—	14,000,000
Issuance of Series C-1 convertible preferred stock, common stock and warrants in connection with the Series C-1 convertible preferred stock transaction	—	—	60,499,995	60,499,995
Issuance of senior secured convertible notes	17,000,000	18,000,000	14,500,000	57,000,000
Issuance of common stock	—	—	1,163	31,163
Cash paid for offering costs	—	—	(1,428,266)	(1,428,266)
Series C-1 convertible preferred stock costs	—	—	(508,232)	(508,232)
Cash received in connection with payoff of notes receivable	297,333	—	—	297,333

Net cash provided by financing activities	17,297,333	18,000,000	73,064,660	130,891,993

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	307,083	(472,120)	2,602,050	4,810,145
CASH AND CASH EQUIVALENTS—Beginning of year	2,373,132	2,680,215	2,208,095	—

CASH AND CASH EQUIVALENTS—End of year	$2,680,215	$2,208,095	$4,810,145	$4,810,145

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$8,652	$30,915	$—	$171,234

SUPPLEMENTAL NONCASH DISCLOSURES:
Promissory notes and accrued interest converted to Series B-2 convertible preferred stock	$—	$26,901,524	$—	$26,901,524

Promissory notes and accrued interest converted to Series C-1 convertible preferred stock and additional paid-in capital	$—	$—	$34,545,874	$34,545,874

Fair value of loan facility in Series C preferred stock transaction	$—	$—	$2,823,211	$2,823,211

Offering costs financed through accrued expense	$—	$—	$261,577	$261,577

C-1 convertible preferred costs financed through accrued expense	$—	$—	$8,474	$8,474

Land exchange	$—	$—	$—	$1,891,754

(Release) recognition payable associated with license fees	$(2,500,000)	$—	$—	$—

Purchase of water rights paid in subsequent period	$620,000	$—	$—	$—

See notes to consolidated financial statements.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

1.    The Company

Organization, Description of Business, and Basis of Presentation—Fulcrum BioEnergy, Inc. (the “Company” or “Fulcrum”) is a development stage company that designs, develops, owns and will operate facilities that convert sorted, post-recycled municipal solid waste (“MSW”) into ethanol. The Company was initially incorporated as Fulcrum BioEnergy, LLC, a Delaware limited liability company, and began its operations on January 17, 2007 (date of inception). During 2007, the Company opened its headquarters in Pleasanton, California. In August 2007 Fulcrum BioEnergy, LLC merged with Fulcrum BioEnergy, Inc. As part of the merger, the Company converted membership units previously issued to investors to shares of Series A redeemable convertible preferred stock.

Liquidity—The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, (“GAAP”), which contemplates the continuation of the Company as a going concern. For the year ended December 31, 2011, the Company incurred a net loss attributable to common stockholders of approximately $49.3 million and negative cash flows from operations of approximately $25.2 million. Since inception, the Company has generated significant losses and has a deficit accumulated during development stage of approximately $99.1 million as of December 31, 2011. The Company’s activities to date have consisted principally of acquiring technology rights, raising capital, securing the materials used in production (“feedstock”), and performing project development and research and development activities. Accordingly, the Company is considered to be in the development stage as of December 31, 2011.

As the Company is in the development stage, it isn’t generating any revenue. The Company expects to continue to incur significant operating losses and won’t generate any revenues until the Sierra BioFuels Plant (“Sierra”), its first production facility, is constructed and commences commercial operations. Construction of the facility, which is estimated to cost $180 million, and commencement of commercial operations may span several years and may ultimately be unsuccessful. Any delays in completing these activities or in raising the necessary funds to finance these activities could adversely affect the Company.

As of December 31, 2011, the Company has financed its operations primarily through $132.5 million in convertible debt and equity funded by affiliates of USRG Management Company, LLC (“USRG”), Rustic Canyon Partners, a subsidiary of Waste Management Inc. (“Waste Management”), and Rusheen Capital Partners, LLC (collectively referred to as “Investors”). As of December 31, 2011, the Company had cash and cash equivalents of $4.8 million and short-term investments of approximately $45.1 million. The Company expects that the cash and cash equivalents and short-term investment at December 31, 2011 will fund future operating cash flows for at least the next 18 months.

The Company’s future liquidity is expected to be from the sources described below:

Initial Public Offering—In September 2011, the Company filed a registration statement for its initial public offering with the United States Securities and Exchange Commission. As of December 31, 2011 the Company has filed several amendments to the registration statement. The Company cannot assure that the public offering will eventually occur nor what proceeds will be received.

Barrick Agreement—In February 2011, Fulcrum Sierra BioFuels, LLC (“Sierra BioFuels”) entered into an agreement with Barrick Goldstrike Mines Inc. (“Barrick”), pursuant to which Barrick agreed

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

to contribute $10.0 million in exchange for 100% of the Class B membership interests in Sierra BioFuels. The $10.0 million contribution is contingent upon Sierra BioFuels securing all necessary financing to construct Sierra. As the holder of the Class B membership interests of Sierra BioFuels, Barrick is entitled to receive annually up to 80 million renewable energy credits generated during the first 15 years of Sierra’s operation. If Sierra does not generate sufficient renewable energy credits in any given year, Barrick is entitled to a cash distribution from Sierra BioFuels of the deemed value of the shortfall, in priority to any cash distributions to any other membership interests. Renewable energy credits can be lower in the first three years when production is ramping up, subject to recovery of those renewable energy credits in later years. If a shortfall remains at the end of the 15-year term, then either (i) the term may be extended for up to an additional two years or (ii) Barrick will be provided cash distributions from Sierra BioFuels of the deemed value of the shortfall.

Federal Loan Guarantee—The Company is currently in the process of pursuing a loan guarantee from federal agencies to fund a portion of the $180 million estimated construction costs for Sierra. As a part of the loan guarantee process, the agencies and their independent consultants conduct due diligence on projects, which includes a rigorous investigation and analysis of the technical, financial, contractual, market, and legal strengths and weaknesses of each project. Due diligence of the Company’s planned project is ongoing by these agencies, and the Company cannot assure that any agency ultimately will issue the loan guarantee on terms that are acceptable to the Company or at all.

Waste Management Credit Agreement—In November 2011, Sierra BioFuels entered into a credit agreement with a subsidiary of Waste Management to provide a project loan facility of up to $70 million to be available to fund a portion of the construction costs of Sierra (see Note 10).

If the Company is unable to obtain sufficient additional financing, it will have to delay, scale back, or eliminate construction plans for some or all of its future facilities, and possibly scale back other aspects of its business, such as research and development, any of which could harm the business, financial condition, and results of operations. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations are dependent on future events, including, among other things, its ability to access potential markets and secure financing; commercialize new, innovative technologies; attract, retain, and motivate qualified personnel; and develop strategic alliances. Although management believes that the Company will be able to raise funding to seek to obtain operational status for Sierra, there can be no assurance that the Company will be able to do so or that the Company will operate profitably if operational status is achieved.

2.    Summary of Significant Accounting Policies

Principles of Consolidation—The accompanying consolidated financial statements have been prepared in accordance with GAAP and include all adjustments necessary for fair presentation of the Company’s consolidated financial position, results of operations, and cash flows for all periods presented. The consolidated financial statements include the accounts of the Company, including its wholly-owned subsidiary, Fulcrum Sierra Holdings, LLC (“Fulcrum Holdings”) and a limited liability company, Sierra BioFuels, a variable interest entity (“VIE”) in which the Company has a controlling financial interest. For purposes of consolidation, all intercompany accounts and transactions have been eliminated.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

The Company consolidates entities in which it has a controlling financial interest either as a VIE or under a voting interest model. Control can be determined based on majority ownership or voting interests. For certain entities, control is difficult to discern based on ownership or voting interests alone. These entities are referred to as VIEs. A VIE is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties, or whose equity investors lack any characteristics of a controlling financial interest. An enterprise has a controlling financial interest if it has the obligation to absorb expected losses or receive expected gains that could potentially be significant to a VIE and the power to direct the activities that are most significant to a VIE’s economic performance. An enterprise that has a controlling financial interest is known as the VIE’s primary beneficiary and is required to consolidate the VIE.

Through its wholly-owned subsidiary, the Company owns a 90% interest in Sierra BioFuels, which was established in February 2008 for the sole purpose of owning the assets of Sierra. Based on the terms of the Amended and Restated Limited Liability Company Agreement of Sierra BioFuels (the “LLC Agreement”), the Company will receive cash distributions equal to 95.01% of the available cash until it has received a preferential return equal to 20% on all cash that it has contributed to Sierra BioFuels for costs incurred to construct Sierra, at which time, the distribution percentages will change based on the terms of the LLC Agreement. The Company holds a variable interest in the equity at risk of Sierra BioFuels, as the obligations to absorb the expected losses of the legal entity and the rights to receive the expected residual returns of the legal entity are disproportional to the ownership interest in Sierra BioFuels. The Company holds a controlling financial interest in Sierra BioFuels, as it was involved in the formation of the entity and contributes the equity required for the entity to continue its operations. As a result, the Company is the primary beneficiary and has consolidated Sierra BioFuels. The assets of Sierra BioFuels at December 31, 2011 were $7.5 million and primarily consisted of $4.1 million of intangible assets, $2.7 million of land and $713,331 of deposits for equipment, which are included in intangible assets, property and equipment, and deposits on the consolidated balance sheets, respectively. The liabilities of Sierra BioFuels at December 31, 2011 were approximately $748,721 and consisted primarily of accrued expenses and accounts payable.

Reclassifications—The Company has reclassified certain amounts to conform to the current period presentation in the accompanying financial statements. Specifically, the Company now separates “Project development expenses” on the consolidated statements of operations. Previously, the amounts were recorded within “Research and development expenses” and “General and administrative expenses” on the consolidated statements of operations.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid instruments purchased with an original maturity of three months or less at the date of purchase to be cash and cash equivalents.

Short-Term Investments—Investment securities include a mutual fund, which invests in fixed income securities, and is classified as available for sale. Available-for-sale securities are those that might be sold

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

due to changes in yield, availability of alternative investments, liquidity needs or other factors. Available-for-sale securities are reported at fair value and the related net unrealized holdings gains or losses are reported in accumulated other comprehensive income (loss), until realized. Interest income from these investment securities is recognized on the accrual basis. Gains and losses on the sale of available-for-sale securities, if any, are recognized on the specific identification method and were $0 in all periods presented. Unrealized gains and losses were also $0 for all periods presented.

Deposits—The Company’s deposits consist primarily of advance payments for equipment to be utilized at Sierra. The Company classifies its deposits as long-term assets based on the ultimate use of the assets.

Deferred Offering Costs—Deferred offering costs consist of $1,689,843 of legal and accounting fees directly attributable to the Company’s offering of its equity securities. If the offering is terminated, the deferred offering costs will be expensed.

Deferred Debt Issuance Costs—The Company is pursuing project loan financing for Sierra. As part of the Series C-1 preferred stock transaction described in Note 11, the Company entered into a credit agreement with a new investor to provide the Company with a project loan facility of up to $70 million, subject to certain conditions. The loan facility will be used only if the Company in unable to successfully enter into a federal loan guarantee that it is pursuing. The fair value of the loan facility was determined by using a cash flow analysis comparing the expected coupon rate of the debt to similar loan facilities. If the loan facility is not utilized, the amount capitalized will be expensed to other income (expense). If the loan facility is utilized the amount will be amortized to interest expense over the expected life of the loan.

Concentration of Credit Risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and short-term investments. The Company’s cash equivalents consist of an interest-bearing checking account. Short-term investments consist of a fixed income investment fund managed by a recognized financial institution that follows the Company’s investment policy. The Company’s investment policy provides guidelines for allowable investments which include investment limits, varying maturities, and investment types. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk related to cash and cash equivalents or short term investments.

Non-controlling Interest—The Company accounts for non-controlling interests in projects based on the specific distribution terms outlined in the entity’s operating agreement or other authoritative documents where it has entered into the allocation of profits, losses, and distributions that are not consistent with the ownership interest of the members. This methodology considers member’s claims on the net assets of the entity assuming a liquidation event. The periodic changes in non-controlling interest in the consolidated balance sheets are recognized by the Company as a reduction of stockholders’ equity (deficit).

Under the terms of the LLC Agreement, current year losses and contributions are allocated to the two members based on the current waterfall calculation of 95.01% and 4.99% for Fulcrum Holdings and IMS Nevada LLC (“IMS”), a wholly owned subsidiary of InEnTec LLC (“InEnTec”), respectively. For the years ended December 31, 2009, 2010 and 2011 and for the period from January 17, 2007 (date of inception) to December 31, 2011, contributions allocated to IMS were $213,733, $253,365, $723,331,

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

and $1,280,517, respectively. For the years ended December 31, 2009, 2010, and 2011 and for the period from January 17, 2007 (date of inception) to December 31, 2011, losses allocated to IMS were $2,069, $187,169, $756,436, and $945,674, respectively.

The Company will receive cash distributions equal to 95.01% of the available cash, until it has received a preferential return equal to 20% on all cash that it has contributed to Sierra BioFuels for costs incurred to construct Sierra. Upon achieving the stated return, the Company then receives 50% of available cash until IMS has received an amount equal to 10% of the cumulative cash distributed since commercial operations. After IMS has received 10% of the cumulative operating cash distributed from Sierra BioFuels, then all future available cash is distributed 90% to Fulcrum Holdings and 10% to IMS in accordance with their ownership interest. In the event of a dissolution or liquidation, distributions are made in the same manner as listed above. At December 31, 2011, the Company’s investment in Sierra BioFuels was $25.6 million.

Property and Equipment—Net—Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by use of the straight-line method over the estimated useful lives of the respective assets as follows:

Computers and software	3–5 years
Office equipment and furniture	3–7 years
Leasehold improvements	3 years

Repairs and maintenance costs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized.

Impairment of Long-Lived Assets—The carrying value of intangible and other long-lived assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value determined using a discounted cash flow model. No impairment charges were recorded during the years ended December 31, 2009, 2010, and 2011, or for the period from January 17, 2007 (date of inception) to December 31, 2011.

Fair Value of Financial Instruments—Accounting standards define fair value, outline a framework for measuring fair value, and detail the required disclosures about fair value. Under these standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market.

The carrying values of cash and cash equivalents, deposits, accounts payable, and accrued liabilities approximate their respective fair values due to their short-term maturities. The Company believes that

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

the debt obligations bear interest at rates which approximate prevailing rates for instruments with similar characteristics, and accordingly, the carrying values of these instruments approximate fair value. See Note 3.

Forward Sale of Preferred Stock—The Company accounted for the forward sales of its preferred stock as financial instruments, as the holders of the underlying Series C preferred shares could require the Company to transfer assets in the future based upon the redemption feature. The fair value of the financial instruments were revalued at each reporting period and upon financial close of the Series C preferred stock transaction, with the corresponding change in the fair value recorded within other income (expense).

Warrant Liabilities—As described in Note 8, under certain conditions, the Company’s freestanding warrants are automatically exercised for shares of the Company’s Series C-2 redeemable convertible preferred stock (“Series C preferred stock”) or common stock. Since the warrants can be exercised for redeemable convertible preferred stock, the Company has accounted for the warrants as liabilities at fair value on the consolidated balance sheet. The warrants are subject to re-measurement at each balance sheet date and the changes in fair value, if any, are recognized within other income (expense). The Company will continue to adjust the liability until an event occurs that results in (i) the issuance of either Series C-2 preferred stock or common stock, (ii) the termination of the warrants, or (iii) the expiration of the warrants. Upon issuing Series C-2 preferred stock or common stock, the liability or equity amount will be reclassified to additional paid-in capital.

Research and Development—Research and development expenses consist primarily of labor, materials and third-party engineering, legal, and other contractor expenses incurred in connection with evaluating and testing the technology and the Company’s proprietary process at the Company’s process demonstration unit. Research and development costs are expensed as incurred.

Project Development—Project development expenses include the costs associated with the development of the Company’s production facilities and project financing fees. These expenses include early development costs associated with evaluating and permitting sites, engineering, environmental, legal and other third-party costs. Upon securing the land, necessary permits, adequate funding, and a determination to proceed to advanced development and construction, additional costs associated with each production facility will be capitalized.

Income Taxes—The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, as necessary, to reduce deferred tax assets to their estimated realizable value.

The Company accounts for uncertain tax positions pursuant to the recognition and measurement criteria under the authoritative income tax guidance. See Note 15.

Stock-Based Compensation—The Company accounts for employee stock options, using a fair value-based measurement method, which requires the recognition of compensation costs related to all stock-

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

based payments, including stock options. Compensation cost for stock options is estimated at the grant date based on each option’s fair value as calculated using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates certain assumptions, such as risk-free interest rate, expected volatility, expected dividend yield, and expected life of options, in order to arrive at a fair value estimate. The Company is required to include an estimate of the number of awards that will be forfeited in calculating compensation costs, which are recognized over the requisite service period of the awards on a straight-line basis. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of operations. For awards with performance conditions, the Company assesses the probability of the performance condition being achieved and, accordingly, if probable, recognizes the expense during the requisite service period.

Comprehensive Loss—Comprehensive loss equals the net loss for all periods presented.

Net Loss Per Share Attributable to Common Stockholders—Basic net loss per share attributable to common stockholders is computed by dividing the Company’s net loss attributable to common stockholders by the weighted-average number of common shares used in the loss per share calculation during the period. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities, including stock options, convertible preferred stock, and the convertible senior secured notes.

Diluted net loss per share is the same as basic net loss per share for all periods presented because any potential dilutive common shares were anti-dilutive. Such potentially dilutive shares are excluded from the computation of diluted net loss per share when the effect would be to reduce net loss per share. Therefore, in periods when a loss is reported, the calculation of basic and dilutive loss per share results in the same value.

The following table summarizes the Company’s calculation of historical basic and diluted net loss per share.

	Year Ended December 31,
	2009	2010	2011
Numerator:
Net loss attributable to common stockholders	$(16,518,116)	$(18,027,737)	$(49,296,132)
Denominator:
Weighted-average common shares used in EPS calculation—basic and diluted	1,095,379	1,246,755	1,596,395

Net loss per share of common stock attributable to stockholders—basic and diluted	$(15.08)	$(14.46)	$(30.88)

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share attributable to common stockholders during the periods presented as the effect was anti-dilutive:

	Year Ended December 31,
	2009	2010	2011
Options to purchase common stock	871,256	1,615,830	1,901,238
Convertible preferred stock	20,741,573	34,192,335	72,786,291
Convertible senior secured notes	12,952,240	6,969,897	—

Total	34,565,069	42,778,062	74,687,529

Unaudited Pro Forma Information— The pro forma net loss per share attributable to common stockholders reflects the assumed conversion of all outstanding shares of the redeemable convertible preferred stock and automatic exercise of the outstanding warrants as of the beginning of the period. Also the numerator in the pro forma basic and diluted net loss per share attributable to common stockholders has been adjusted to remove the gain resulting from re-measurement of the warrant liabilities, as these measurements would no longer be required when the warrants become warrants to purchase shares of the Company’s common stock, and to remove the accretion of the carrying value of the Series C-1 redeemable convertible preferred stock to the redemption amount.

New Accounting Standards and Disclosure Requirements—In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S, GAAP and IFRS, which provides largely identical guidance about fair value measurement and disclosure requirements with the International Accounting Standards Board IFRS 13, Fair Value Measurement. The new standard does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required or permitted under U.S. GAAP. ASU No. 2011-04 is effective prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company is currently evaluating the impact of adoption of this standard, if any, on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which amends the requirements relating to the presentation of comprehensive income. The update eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and provides an entity with the option to present comprehensive income in a single continuous financial statement or in two separate but consecutive statements. The new requirements relating to the presentation of comprehensive income are retrospective and effective for interim and annual periods beginning after December 15, 2011, with early adoption permitted. Also, in December 2011, the FASB issued ASU No. 2011-12, Presentation of Comprehensive Income, which nullifies the requirement for presentation in the income statement of the effect on net income of reclassification adjustments out of accumulated other comprehensive income as required in ASU No. 2011-05. The adoption of ASU 2011-05 is not expected to have a material impact on the Company’s consolidated financial statements.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

3.    Fair Value of Financial Instruments

The Company applies the following fair value hierarchy, which has three levels of inputs, both observable and unobservable. Standards require the utilization of the highest possible level of input to determine fair value.

Level 1—Inputs include quoted market prices in an active market for identical assets or liabilities.

Level 2—Inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data.

Level 3—Inputs are unobservable and corroborated by little or no market data.

As of December 31, 2010, there were no financial assets or liabilities that were measured at fair value.

The following table presents the Company’s financial instruments that were measured at fair value on a recurring basis as of December 31, 2011 by level within the fair value hierarchy:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	$45,081,639	$—	$—	$45,081,639

Financial liabilities
Warrant liabilities	$—	$—	$10,363,763	$10,363,763

The change in level 3 fair value assets and liabilities measured at fair value, on a recurring basis, are summarized below:

	Forward Sale of Preferred Stock-Asset	Forward Sale of Preferred Stock-Liability	Warrant Liabilities
Balance at December 31, 2010	$—	$—	$—

Issuance	1,310,861	—	(18,282,691)
Change in fair value	(1,295,473)	(13,916,347)	7,918,928
Settlement	(15,388)	13,916,347

Balance at December 31, 2011	$—	$—	$(10,363,763)

The valuation of the forward sales of preferred stock and the warrants was performed using the probability-weighted expected return method, (“PWERM”). The Company’s board of directors determined that it was appropriate to use the PWERM to estimate the fair value the Company’s securities as an initial public offering in the near term became more likely. The PWERM involves

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

analyzing the probability-weighted present value, considering various possible future liquidity events, such as an initial public offering or other exit or liquidation events. For each of the possible future liquidity events, the Company’s board of directors and management estimated a range of future equity values based on the market approach over a range of possible event dates. The estimated values under each scenario were then discounted for the lack of marketability of the Company’s underlying stock, and a probability-weighted value for each security was then determined.

4.    Property and Equipment

Property and equipment as of December 31, 2010 and 2011, consist of the following:

	December 31,
	2010	2011
Land	$2,663,514	$2,663,514
Computers and software	209,681	274,320
Office equipment and furniture	87,135	90,108
Leasehold improvements	20,082	20,082

Total property and equipment	2,980,412	3,048,024
Accumulated depreciation	(87,039)	(170,160)

Property and equipment—net	$2,893,373	$2,877,864

Depreciation expense for the years ended December 31, 2009, 2010, and 2011, and for the period from January 17, 2007 (date of inception) to December 31, 2011, was $30,945, $45,933, $83,121 and $180,662, respectively.

5.    Intangible Assets

Intangible assets as of December 31, 2010 and 2011, included the following classes:

	December 31,
	2010	2011
Capitalized license fees	$5,000,000	$5,000,000
Water rights	1,550,000	1,550,000

Total intangible assets	$6,550,000	$6,550,000

Capitalized License Fees—On April 1, 2008, the Company entered into a master purchase and licensing agreement (“MPLA”) with InEnTec, a developer of gasification technology and, through a wholly-owned subsidiary, a 10% member of Sierra BioFuels. The MPLA sets forth the provisions for the Company to purchase proprietary technological components (“Core Systems”) integral to its projects. Payments to InEnTec will consist of nonrefundable license fees, Core System fees, and reimbursement of certain costs of construction.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

In 2008, the Company paid a total of $4 million for the initial installments for nonrefundable license fees for three Core Systems. On May 1, 2009, the MPLA was amended and an additional $1 million was paid which resulted in a fully paid license fee for the first Core System and 50% payment towards the license fees for the second and third Core Systems.

Amortization of intangible assets with finite lives, which consist of the licenses fees as described above, will be recognized over the estimated useful life of the asset associated with the license using the straight-line method of amortization as it reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise realized. Amortization will begin when the assets are placed into service. The first Core System is expected to be placed into service in December 2013 with the completion of construction of Sierra. The estimated useful life of a Core System is 20 years.

In April 2009, the Company entered into an agreement with InEnTec to provide equipment subject to the above license and design and engineering services related to the equipment. Production costs related to manufacturing the equipment begin when a notice to proceed is given to InEnTec. As of December 31, 2011, the notice to proceed has not been given to begin the manufacture of the equipment. Design and engineering service expenses for the equipment incurred prior to the notice to proceed for the years ended December 31, 2009, 2010, and 2011, and for the period January 17, 2007 (date of inception) to December 31, 2011 were $81,345, $249,465, $104,513, and $435,323, respectively.

Water Rights—On June 29, 2009, the Company entered into a water supply agreement for the right to purchase 155 acre feet of water for a one-time cost of $10,000 per acre foot for a total cost of approximately $1.6 million. The purchase price was paid in three installments. The water rights have an indefinite life and will not be subject to amortization.

6.    Accrued Expenses

Accrued expenses as of December 31, 2010 and 2011, consist of the following:

	December 31,
	2010	2011
Accrued professional services expense	$1,031,924	$1,774,901
Accrued compensation expense	303,043	335,041

Total accrued expenses	$1,334,967	$2,109,942

7.    Senior Secured Convertible Notes

The Company’s senior secured convertible notes as of December 31, 2010 and 2011, are summarized as follows:

	2010	2011
USRG HOLDCO III, LLC	$11,491,326	$—
Rustic Canyon Ventures III, L.P.	6,508,674	—

Total senior secured convertible notes—related party	$18,000,000	$—

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

Senior Secured Convertible Notes—In October 2008, the Company entered into agreements to issue convertible promissory notes, (“the 2008 Notes”) to USRG HOLDCO III, LLC, an affiliate of USRG Management Company, and Rustic Canyon Ventures III, L.P., an affiliate of Rustic Canyon Partners. USRG HOLDCO III, LLC is the holder of the Company’s Series A Redeemable Convertible Preferred Stock (“Series A preferred stock”). USRG HOLDCO III, LLC and Rustic Canyon Ventures III, L.P. are holders of the Company’s Series B-1 Redeemable Convertible Preferred Stock (“Series B-1 preferred stock”) and Series B-2 Redeemable Convertible Preferred Stock (“Series B-2 preferred stock”). The notes allowed for the borrowing of an aggregate principal amount up to $10.0 million and were initially scheduled to mature on June 30, 2009, with an interest rate of 8% on the principal amount outstanding and a 2% commitment fee on the undrawn but available balance. Throughout 2008 and 2009, the Company amended the borrowing amount and maturity date of the 2008 Notes and drew down an aggregate principal amount of $24.5 million.

On June 23, 2010, principal and accrued interest outstanding on the 2008 Notes totaling approximately $26.9 million was converted into 13,450,762 shares of Series B-2 preferred stock at a conversion price of $2.00 per share. See Note 11.

On March 5, 2010 and March 19, 2010, the Company entered into new note agreements (the “2010 Notes”) with USRG HOLDCO III, LLC and Rustic Canyon Ventures III, L.P., respectively, for an aggregate borrowing of $4 million, at an interest rate of 8% on the principal outstanding and a 2% commitment fee on the undrawn but available balance, with a maturity date of June 30, 2010. The notes were collateralized by substantially all of the assets of the Company. These notes were amended throughout 2010 and 2011 to increase the borrowings on the notes and extend the maturity dates. The following table summarizes the amendments of the 2010 Notes:

	Incremental Borrowings On Notes
2010 Notes Issuance/Amendment Date	USRG HOLDCO III, LLC	Rustic Canyon Ventures III, L.P.	Total	Total Available Borrowings	Maturity Date
March 2010	$2,553,628	$1,446,372	$4,000,000	$4,000,000	June 30, 2010
June 2010	2,553,628	1,446,372	4,000,000	8,000,000	December 31, 2010
August 2010	2,553,628	1,446,372	4,000,000	12,000,000	December 31, 2010
November 2010	3,830,442	2,169,558	6,000,000	18,000,000	December 31, 2010
February 2011	5,107,256	2,892,744	8,000,000	26,000,000	April 30, 2011
August 2011	6,500,000	—	6,500,000	32,500,000	August 31, 2011

Total 2010 Notes	$23,098,582	$9,401,418	$32,500,000

In September 2011, the 2010 Notes were converted into Series C-1 Convertible Redeemable Preferred Stock (“Series C preferred stock”), at a conversion price of $2.67 per share. See Note 11.

Interest expense on the 2008 and 2010 Notes for the years ended December 31, 2009, 2010, and 2011, and for the period from January 17, 2007 (date of inception) to December 31, 2011, was $1,278,547, $1,606,741, $1,436,250, and $4,609,110, respectively.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

8.    Warrant Liabilities

As part of the Series C preferred stock transaction described in Note 11, each new investor purchasing Series C-1 preferred stock received a warrant on the funding date. At the closing of the Series C preferred stock transaction, November 16, 2011, the warrants were recorded at fair value. The change in fair value of the warrants at each reporting date is recognized in other income (expense) on the Company’s consolidated statement of operations. The other income recorded as of December 31, 2011 related to the changes in fair value of the warrants was $7.9 million. The warrants will automatically be exercised for Series C-2 preferred stock or common stock immediately preceding the occurrence of the earlier of (i) the closing of a liquidation event including a change in control at a time when the equity valuation of the Company is less than $400 million, (ii) the redemption by the Series C-1 new investor of all the shares of Series C-1 preferred stock then held by the new investor, or (iii) the closing of an initial public offering at a pre-money equity valuation of less than $400 million.

Upon the occurrence of a liquidation or redemption event, the warrants shall be exercised for the number of Series C-2 preferred stock equal to the number of shares of Series C-1 preferred stock purchased by the new investors pursuant to the Series C stock purchase agreement as adjusted for any stock dividends, combination, splits, recapitalization or similar events.

Upon the occurrence of an initial public offering, the warrants shall be exercised for the number of shares of common stock of the Company equal to the quotient obtained by dividing (x) the aggregate share price of the Series C-1 preferred stock ($51.0 million) purchased by the new investors pursuant to the Series C stock purchase agreement adjusted for stock splits, by (y) the initial public offering price of the common stock in the initial public offering.

The warrants will terminate upon the earlier of a liquidation event or initial public offering event or the 5 year anniversary of the date of issuance.

9.    Related Party transactions

In 2007, the Company reimbursed related parties for amounts incurred prior to setting up the Company’s bank account. Reimbursed costs included expenses for salaries, engineering services, consulting services, investment banking fees, legal services, and rent. The Company also paid a $50,000 fee to investors. In 2008, the Company reimbursed related parties for amounts incurred related to letter of credit fees, consulting services, rent, and legal services. In 2009, 2010 and 2011, the Company reimbursed related parties for amounts incurred related to general advisory and research fees for governmental initiatives, travel, and costs related to amending the Series C stock purchase agreement. Reimbursed expenses to related parties for the years ended December 31, 2009, 2010, and 2011, and for the period from January 17, 2007 (date of inception) to December 31, 2011, were $7,033, $60,192, $292,575, and $1,418,915, respectively.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

10.    Commitments and Contingencies

Software License—On April 28, 2009, the Company executed an agreement to license process manufacturing optimization software used in designing its production facility. On March 1, 2010, the agreement was amended to extend the term of the license through February 2016. License fees are expensed on a straight-line basis over the license period and for the years ended December 31, 2009, 2010, and 2011, and for the period from January 17, 2007 (date of inception) to December 31, 2011, was $9,902, $72,133, $68,384 and $150,419, respectively.

Leases—The Company leases its corporate and engineering office facilities under operating leases that expire on November 4, 2012 and December 31, 2013, respectively. The corporate office lease has escalating rents. The Company records rent expense on a straight-line basis and accrues a deferred rent liability for the difference between the straight-line rental expense and the rental payments included in the operating lease agreements. Rent expense for the years ended December 31, 2009, 2010, and 2011, and for the period from January 17, 2007 (date of inception) to December 31, 2011, was $194,916, $210,914, $206,393 and $833,072, respectively.

The future minimum software license and lease payments as of December 31, 2011, are as follows:

Year	License and Lease Payments
2012	$258,407
2013	111,459
2014	76,122
2015	78,406

Total	$524,394

Sierra—In April 2008, Fulcrum, through its wholly owned-subsidiary, formed Sierra BioFuels to develop, construct, own, and operate Sierra. Under the terms of the LLC Agreement, the Company will be required to pay the non-controlling member of Sierra BioFuels 4.99% of project cash flows from the commencement of commercial operations until the Company achieves a 20% internal rate of return on its invested capital. Upon achieving the stated return, each member then receives 50% of available cash until the non-controlling member has received an amount equal to 10% of the cumulative cash distributed since commercial operations at which time the minority member will receive 10% of all future cash flows.

Barrick Agreement—As previously discussed in Note 1, Sierra BioFuels entered into an agreement with Barrick pursuant to which Barrick agreed to contribute $10.0 million in exchange for 100% of the Class B membership interests in Sierra BioFuels. As the holder of the Class B membership interests of Sierra BioFuels, Barrick is entitled to up to 80 million renewable energy credits generated during the first 15 years of Sierra’s operation. If Sierra does not generate sufficient renewable energy credits in any given year, Barrick is entitled to a cash distribution from Sierra BioFuels of the deemed value of the shortfall, in priority to any cash distributions to any other membership interests. Renewable energy credits can be lower in the first three years when production is ramping up, subject to recovery of those renewable

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

energy credits in later years. If a shortfall remains at the end of the 15-year term, then either (i) the term may be extended for up to an additional two years or (ii) Barrick will be provided cash distributions from Sierra BioFuels of the deemed value of the shortfall.

Waste Management Credit Agreement—Upon closing of the Company’s Series C preferred stock financing in November 2011, Sierra BioFuels, in which the Company has a controlling financial interest, entered into a credit agreement with WM Organic Growth, Inc., a subsidiary of Waste Management, Inc., to fund a portion of the construction costs associated with Sierra. The Company will utilize this project loan facility only if it does not enter into a federal loan guarantee that it is pursuing. The loan will bear interest at a floating rate based on a spread over either Eurodollar of prime interest rate indices, at Sierra BioFuels’ option, and will be secured by a first priority security interest in all assets of Sierra BioFuels, a deed of trust on the real property interest of Sierra BioFuels, and a pledge of all equity interests in Sierra BioFuels. The loan will mature on the earlier of the twelfth anniversary of the commercial operation of Sierra and the date that is thirteen years and six months from the initial borrowing under the credit agreement. The credit agreement includes certain conditions precedent to borrowing, including confirmation of the Sierra budget, schedule and projections prior to initial funding, as well as a requirement that the Company’s initial public offering be completed with a company valuation of a least $450 million after such offering and raises proceeds of at least $100 million. The conditions precedent to borrowing also include the requirement that the Company receive a minimum credit rating of its senior secured debt prior to initial funding and continue to have such rating with no statement of negative credit watch at each draw down. In February 2012, the Company received a credit rating of its senior secured debt that satisfies the initial requirement. The credit agreement also includes affirmative and negative covenants. The loan facility also includes a requirement that 100% of the net operating cash flows of Sierra BioFuels will be used to prepay the outstanding loan balance in addition to scheduled amortization until the outstanding loan balance is reduced to $45 million, which the Company expects would continue for approximately two years from commencement of commercial operations of Sierra. After that, the amount of this cash sweep is reduced in steps to 50% of net operating cash flows when the loan balance has been reduced to $15 million. The Company expects these cash sweeps would continue for an aggregate of approximately five years from commencement of commercial operations at Sierra. In addition, the loan facility requires that any cash grant in lieu of investment tax credit that the Company receives be used to prepay a portion of the loan. The loan may be voluntarily prepaid at anytime without penalty or premium at Sierra BioFuels’ option.

Legal Matters—The Company and its wholly-owned subsidiaries are subject to various laws and regulations and, in the normal course of business, the Company may be named as parties in a number of claims and lawsuits. In addition, the Company can incur penalties for failure to comply with federal, state, or local laws and regulations. The Company records a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company evaluates the range of reasonably estimated costs and records a liability based on the lower end of the range, unless an amount within the range is a better estimate than any other amount. These accruals, and the estimates of any additional reasonably possible losses, are reviewed quarterly and are adjusted to reflect the impacts of negotiations, discovery, settlements and payments, rulings, advice of legal counsel, and other information and events pertaining to a particular matter. In assessing such contingencies, the Company’s policy is to exclude anticipated legal costs which are expensed as incurred. As of December 31, 2010 and 2011, the Company has not recorded any accrued liability for legal matters.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

11.    Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock as of December 31, 2010, is as follows:

	Share Price at Issuance	Conversion Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series A	$0.15	$0.15	6,741,573	6,741,573	$1,000,000	$1,000,000
Series B-1	1.00	1.00	14,000,000	14,000,000	14,000,000	14,000,000
Series B-2	2.00	2.00	13,450,762	13,450,762	26,901,524	26,901,524

Total			34,192,335	34,192,335	$41,901,524	$41,901,524

The Company’s redeemable convertible preferred stock as of December 31, 2011, is as follows:

	Share Price at Issuance	Conversion Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series A	$0.15	$0.15	6,741,573	6,741,573	$1,000,000	$1,000,000
Series B-1	1.00	1.00	14,000,000	14,000,000	14,000,000	14,000,000
Series B-2	2.00	2.00	13,450,762	13,450,762	26,901,524	26,901,524
Series C-1	2.67	2.67	38,593,956	38,593,956	103,045,863	101,230,265
Series C-2	2.67	2.67	19,101,121	—	—	—

Total			91,887,412	72,786,291	$144,947,387	$143,131,789

At December 31, 2011, the Company was authorized to issue 91,887,412 shares of redeemable convertible preferred stock. There are 6,741,573 shares designated as Series A preferred stock, 14,000,000 shares designated as Series B-1 preferred stock and 13,450,762 shares designated as Series B-2 preferred stock, 38,593,956 designated as Series C-1 preferred stock, and 19,101,121 designated Series C-2 preferred stock (“Series C-2 preferred stock”) (collectively, the “Series Preferred”).

Series Preferred Transactions—On August 9, 2007, the Company issued 6,741,573 shares of Series A preferred stock to USRG HOLDCO III, LLC at a share price of $0.15 per share for gross proceeds of $1.0 million.

On August 24, 2007, the Company issued 6,000,000 shares of Series B-1 preferred stock to USRG HOLDCO III LLC, Rustic Canyon Ventures II, L.P. and Rustic Canyon Ventures SBIC, L.P. at a share price of $1.00 per share for gross proceeds of $6.0 million. On February 28, 2008, the Company sold an additional 8,000,000 shares of Series B-1 preferred stock to the same investors at a share price of $1.00 per share for gross proceeds of $8.0 million.

On June 23, 2010, holders of the 2008 Notes converted the aggregate principal amount of $24.5 million of senior secured convertible notes and $2.4 million of accrued interest into 13,450,762 shares of Series B-2 preferred stock at a share price of $2.00 per share.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

On December 30, 2010, a stock purchase agreement for the issuance of Series C preferred stock between the Company, USRG HOLDCO III, LLC, Rustic Canyon Ventures III, L.P., (“existing investors”) and USRG Holdco 3D, LLC (“new investor”) was signed. No shares of Series C preferred stock were issued, authorized, or are outstanding as of December 31, 2010.

The Series C preferred stock agreement was subsequently amended in April, September and November 2011, pursuant to which the Company raised an aggregate of $93.0 million net of the conversion of accrued interest of $2.0 million. In the April 2011 amendment, Rusheen Capital Partners, LLC was added as a new investor. Pursuant to the terms of the agreement as amended in September 2011, certain existing investors converted an aggregate principal amount of $32.5 million of the aggregate outstanding senior secured convertible notes and $2.0 million of accrued and unpaid interest into shares of the Company’s Series C-1 convertible preferred stock, as described below, and committed to purchase up to $17.5 million of additional shares of Series C-1 preferred stock at a share price of $2.67 per share from time to time upon 10 days notice and the remaining commitment to be funded upon completion of certain specified funding events. In September and October 2011, the Company issued draw notices and received $6.0 million for 2,247,190 shares of Series C-1 preferred stock.

In addition, as consideration for the September 2011 amendment to the purchase agreement, the Company also issued an aggregate of 1,947,565 shares of our common stock to the new investors, which shares were being held in escrow pending completion of the purchase of shares of Series C-1 preferred stock and were released from such escrow in connection with the closing of the transaction in November 2011. The new investors in the financing also received stock warrants with a zero exercise price. See Note 8.

This agreement was further amended and the financing closed in November 2011 to include an investment from a subsidiary of Waste Management. Included with the Series C preferred stock transaction the Company issued a warrant with a zero exercise price (See Note 8), and a subsidiary of Waste Management provided a $70 million loan facility to the Company. Pursuant to the closing of the Series C preferred stock transaction the Company received from existing investors, new investors, and a subsidiary of Waste Management approximately $54.5 million in connection with the final closing of the Company’s Series C-1 preferred stock at a share price of $2.67 per share.

The Company accounted for the unconditional commitment of the existing investors to purchase the Series C preferred stock as a forward sale of the Company’s stock at a fixed price of $2.67 per share. No gain or loss was recognized at conversion on the forward sale as the transaction was entered into with existing investors which are considered to be related parties. The fair value of the Series C preferred stock of $2.47 per share at the transaction date, September 7, 2011, was used in the conversion of the $32.5 million of senior secured convertible notes and $2.0 million of accrued interest into 12,924,605 shares of Series C-1 preferred stock. The difference between the fixed price and the fair value used in the conversion resulted in a gain of approximately $2.6 million, which is recorded to additional paid in capital, as of the transaction date. The difference in the forward sale fixed rate and the fair value for the unconditional commitment at the transaction date was recorded as a $1.3 million asset, with a corresponding increase in additional paid in capital. Subsequent changes in fair value of the forward sale asset at the reporting date and at the November 2011 financial closing date of the Series C preferred stock transaction were recorded in other income (expense) and are detailed in Note 3. The other expense

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

recorded as of December 31, 2011 relating to the change in fair value of the forward sale of preferred stock to the existing investors was $1.3 million. In November 2011, $37,178 of additional interest was accrued and converted into 13,924 shares of Series C-1 preferred stock at $2.67 per share.

In September 2011, the Company accounted for the commitment from the new investors. The fair value of the bundled forward contract with the new investors was zero at inception. Subsequent changes in fair value of the forward sale contract to new investors were recorded in other income (expense) and are detailed in Note 3. The other expense recorded for the year ended December 31, 2011 relating to the change in fair value of the forward sale of preferred stock to the new investors was $13.9 million.

In November 2011, the Company accounted for the bundled Series C transaction with a subsidiary of Waste Management at fair value. On the transaction date, the fair value of the preferred stock and warrants provided to the new investor were greater than the assets received by $14.7 million. The difference relates to the value of future services that will be provided by the investor and the strategic value of the investor that could not be recognized as an asset due to the uncertainty of the future recovery of the asset value. The difference was recorded within operating expenses.

Issuance costs of $516,706 were netted against the Series C-1 preferred stock proceeds discussed above.

In connection with the sale of the Company’s Series Preferred, the Company entered into agreements that grant customary preferred stock rights to all of its preferred stock investors. The rights include registration rights, preemptive rights to purchase new securities, rights of first refusal, co-sale rights with respect to stock transfers, a voting agreement providing for the election of investor designees to the board of directors and drag-along rights, information rights and other similar rights. All of these rights, other than the registration rights and warrants discussed above, will terminate upon the completion of the Company’s initial public offering. The registration rights will continue following an offering and will terminate five years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act during any 90-day period.

Series Preferred Rights—The rights of the Series Preferred include the following:

Voting—Each holder of shares of the Series Preferred is entitled to the number of votes equal to the number of shares of common stock into which such shares of Series Preferred could be converted and have equal voting rights and powers of the common stock. The Company, Series Preferred stockholders, and the Company’s stockholders have entered into a voting agreement. This agreement, among other rights, establishes the right of certain Series Preferred stockholders to designated members of the board of directors. USRG HOLDCO III, LLC and affiliates of Rustic Canyon Partners, will receive dedicated votes allowing them each to designate two members of the total six member board of directors. USRG Holdco 3D, LLC is allowed to designate one member to the board and the common stockholders agreed to vote in support of the chief executive officer’s election to the board of directors. The voting agreement terminates upon the earlier of: the closing of an initial public offering, a change in control, or termination by consent of at least 80% of the preferred stockholders (calculated on an as-converted basis).

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

Dividend Rights—Holders of the Series Preferred, in preference to the holders of common stock, are entitled to receive noncumulative cash dividends at the rate of 8% of the original issuance price per annum on each outstanding share of the Series Preferred when and as declared by the board of directors, but only out of funds that are legally available therefor. The original issuance prices for Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock, and Series C-1 preferred stock were $0.15, $1.00, $2.00, and $2.67 per share, respectively. Such dividends are payable only when, as, and if declared by the board and shall be noncumulative.

Conversion—Holders of the Series Preferred are entitled to cause their shares to be converted into fully paid and nonassessable shares of common stock, at any time. The conversion rate in effect at any time for conversion of each share of the Series Preferred is determined by dividing (1) the original issuance price of the Series Preferred with respect to such series by (2) the applicable Series Preferred conversion price. The applicable conversion price is equal to the original issuance price of the preferred shares adjusted for stock splits. Additionally, the preferred stock will automatically convert into shares of common stock based on the then-effective Series Preferred conversion price (i) at any time upon the affirmative election of the holders of at least 80% of the outstanding shares of preferred stock, or (ii) immediately prior to the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of common stock for the account of the Company and the aggregate proceeds to the Company (before underwriting discounts, commission and fees) are at least $100 million. Upon such automatic conversion, any declared and unpaid dividends are payable to the preferred stockholders, when and as declared by the board of directors.

The Company has considered the authoritative accounting guidance and determined that no beneficial conversion feature or embedded derivative exists.

Liquidation—In the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary (“Liquidation Event”), holders of Series C-2 preferred stock are entitled to be paid out of assets of the Company in preference to all other preferred or common stock at an amount per share equal to $2.67 (appropriately adjusted for any stock dividend, stock split, or recapitalizations) plus all declared but unpaid dividends with respect to any shares of Series C-1 preferred stock then held by such holder of Series C-2 preferred stock. If upon the occurrence of a Liquidation Event, the assets and funds of the Company are insufficient to make payment in full to all holders of Series C-2 preferred stock, then such assets and funds shall be distributed among the holders of Series C-2 preferred stock at the time outstanding, ratably in proportion to the full preference amounts to which they would otherwise be respectively entitled to receive.

If assets remain in the Company after the completion of the distribution to the C-2 stockholders, the holders of each series of preferred stock (other than the holders of Series C-2 preferred stock) are entitled to be paid an amount equal to the original issuance price per share, plus all accrued or declared but unpaid dividends (appropriately adjusted for any stock dividend, stock split, or recapitalization), before any distribution or payment is made to holders of common stock. After payment of the full liquidation preference of the Series Preferred, the remaining assets of the Company, if any, shall be distributed ratably to the holders of the common stock. Notwithstanding the above, if the distribution to Series Preferred (except Series C-2 preferred stock) would be greater if the Series Preferred were converted to

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

common stock immediately prior to the Liquidation Event, then for purposes of the liquidation distribution the preferred stock will be deemed converted prior to the Liquidation Event and not include distributions that would otherwise be made to holders of preferred stock (except Series C-2 preferred stock).

Redemption—The Company’s redeemable convertible preferred stock issued and outstanding at December 31, 2011, may not be redeemed by any holders until five years after the original issuance date. Redemption requests must be in writing and will take 60 to 90 days to process from the date of the request. The Series Preferred are redeemable as follows:

	Per-Share Redemption Price	Preferred Shares Available for Redemption	Date Redeemable After
Series A	$0.15	6,741,573	August 9, 2012
Series B-1	1.00	6,000,000	August 24, 2012
Series B-1	2.00	8,000,000	February 28, 2013
Series B-2	2.00	13,450,762	June 23, 2015
Series C-1	2.67	12,924,605	September 7, 2016
Series C-1	2.67	936,329	September 20, 2016
Series C-1	2.67	44,831	October 14, 2016
Series C-1	2.67	1,266,030	October 19, 2016
Series C-1	2.67	23,422,161	November 16, 2016

		72,786,291

12.    Common Stock

As of December 31, 2010 and 2011, the Company is authorized to issue up to 43,807,665 shares and 90,000,000 shares of common stock, respectively, at a par value of $0.001 per share. The Company has reserved the following shares for future issuance:

	2010	2011
Conversion of Series A convertible preferred stock	6,741,573	6,741,573
Conversion of Series B convertible preferred stock	27,450,762	27,450,762
Conversion of Series C convertible preferred stock	—	38,593,956
Common stock options outstanding	1,979,624	6,884,091
Common stock options available for future grant under stock option plan	2,758,266	747,177

Total	38,930,225	80,417,559

13.    Stock Compensation

Option Plan—The Company’s Stock Incentive Plan (the “2007 Equity Plan”) was adopted by the board of directors in December 2007. The 2007 Equity Plan permits the granting of incentive and nonstatutory stock options, restricted stock, stock appreciation rights, performance units, performance shares, and

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

other stock awards to eligible employees, directors, and consultants. The Company grants options to purchase shares of common stock under the 2007 Equity Plan at no less than the fair market value of the underlying common stock as of the date of grant. Options granted under the 2007 Equity Plan have a maximum term of ten years and generally vest over four years at the rate of 25% of total shares underlying the option upon the one year anniversary of the date of grant and 1/48 of the total shares monthly thereafter.

In 2010 and 2011, the shares reserved under the 2007 were increased by 2,400,333 and 2,898,222 respectively, increasing the total shares reserved under the 2007 Equity Plan at December 31, 2011 to 9,000,000 shares.

The following table summarizes stock option activity of the 2007 Equity Plan:

	Shares Available	Number of Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Balance—January 17, 2007 (date of inception)	—	—	$—	—
Shares reserved	3,701,445	—
Options granted	(3,136,512)	3,136,512	0.24	10.00

Balance—December 31, 2007	564,933	3,136,512	0.24	9.95
Options granted	(51,500)	51,500	0.24	10.00
Options exercised	—	(1,363,888)	0.24	8.86

Balance—December 31, 2008	513,433	1,824,124	0.24	8.96
Options granted	(135,500)	135,500	0.24	9.56

Balance—December 31, 2009	377,933	1,959,624	0.24	7.48	$—
Additional shares reserved	2,400,333	—
Options granted	(45,000)	45,000	0.26	10.00
Options canceled	25,000	(25,000)	0.24	8.49

Balance—December 31, 2010	2,758,266	1,979,624	0.24	6.57	335,686
Additional shares reserved	2,898,222
Options granted	(4,919,467)	4,919,467	1.53	10.00
Options exercised		(4,844)	0.24	8.59
Options canceled	10,156	(10,156)	0.24	8.67

Balance—December 31, 2011	747,177	6,884,091	1.16	8.49	10,932,106

Options vested and exercisable		1,901,238	0.24	5.47	4,771,770

Options outstanding expected to vest		3,428,032	1.51	9.63	4,263,454

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

Additional information regarding the Company’s outstanding and exercisable stock options is summarized below:

	December 31, 2010				December 31, 2011
	Options Outstanding		Options Exercisable		Options Outstanding		Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
$0.24	1,974,624	6.56	1,615,830	6.41	1,959,624	5.54	1,899,259	5.47
0.41	5,000	9.42	—	—	5,000	8.42	1,979	8.42
1.53	—	—	—	—	4,919,467	9.67	—	—

	1,979,624	6.57	1,615,830	6.41	6,884,091	8.49	1,901,238	5.47

The options granted in 2011 included 2,332,234 of options with performance conditions whose vesting is contingent upon the Company meeting certain performance metrics. The metrics include the mechanical completion date of Sierra (the “Sierra metric”), the measured production throughput of Sierra (“Sierra metric”), and the completion date of obtaining the necessary permits to commence construction on two new facilities other than Sierra (“New Site development metric”). The options are estimated to vest, depending on the nature of the performance metric over a period of 2.33 to 3 years.

The completion of the performance conditions are dependent on the Company obtaining the necessary liquidity to fund the construction of Sierra and continue operations at an accelerated level. At the grant date, management concluded that achieving any of the above stated performance conditions was not probable as the liquidity necessary to complete any of the performance conditions included obtaining the proceeds from the Company’s initial public offering and or the closing of additional financing agreements.

If it is subsequently determined that achieving any of the performance conditions is probable, a cumulative adjusting entry will be made to recognize stock based compensation expense from the grant date to the date the condition was considered probable.

At December 31, 2011, the Company is still dependent on obtaining the proceeds of its initial public offering to complete the construction of Sierra and therefore achieving the Sierra metrics are still considered not probable. However, with the closing of the Series C preferred stock transaction, operating funds are available to identify and perform early development activities for new production sites and management concluded that achieving the New Site development metric is probable. In 2011, stock based compensation was recorded for performance conditioned options related to the New Site development metric.

The weighted-average grant date fair value of stock options granted using the Black-Scholes option-pricing model during the years ended December 31, 2009, 2010, and 2011, and for the period from January 17, 2007 (date of inception) to December 31, 2011, was $0.18, $0.33, $1.12, and $0.72, respectively.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

Total proceeds from the exercise of stock options were $0, $0, $1,163 and $328,496 for the years ended December 31, 2009, 2010, and 2011, and for the period from January 17, 2007 (date of inception) to December 31, 2011, respectively. As of December 31, 2010 and 2011, total compensation cost not yet recognized related to unvested stock options expected to vest was $111,723 and $3,365,750 which is expected to be allocated to expense on a straight-line basis over approximately three years.

At December 31, 2011, the compensation expense cost not yet recognized related to options outstanding not considered probable to vest was $1,719,394 which is expected to be allocated to expense when the condition is considered probable which is expected to be approximately 2 years.

Stock-Based Compensation Expense—Total stock-based compensation expense is recorded within project development, research and development, and general and administrative expense and for the years ended December 31, 2009, 2010, and 2011, and for the period from January 17, 2007 (date of inception) to December 31, 2011, as follows:

	Year Ended December 31,			January 17, 2007 (Date of Inception) to December 31, 2011
	2009	2010	2011
Project development	$—	$—	$42,469	$42,469
Research and development	—	—	14,234	14,234
General and administrative	150,952	104,775	396,817	712,548

Total stock-based compensation	$150,952	$104,775	$453,520	$769,251

In December 2011, management concluded that the performance conditioned options related to the New Site development metric was probable and recorded stock based compensation of $97,418 for the year ended December 31, 2011. The cumulative adjusting entry included $24,338 of stock based compensation expense previously unrecognized as the performance condition was not probable at that time.

Stock based compensation for the year ended December 31, 2011 did not include $239,193 of stock based compensation for performance conditioned options that were considered not probable.

Fair Value Assumptions—The weighted-average assumptions used to estimate the fair value of stock options granted to employees are as follows:

	Year Ended December 31,
	2009	2010	2011
Expected volatility	80%	80%	110%
Dividend yield	0%	0%	0%
Risk-free interest rate	2.6%–3.3%	3.1%–3.2%	1.4%–1.8%
Expected term (years)	7	7	6.1-6.5

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

Expected Term—The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method in accordance with authoritative guidance.

Expected Volatility—Expected volatility is estimated using comparable public company volatility for similar terms.

Expected Dividend—The Company has never paid dividends and has no plans to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero-coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Estimated Forfeitures—The estimated forfeiture rate is determined based on the Company’s best estimate, given the Company’s short operating history. The Company will monitor actual expenses and periodically update the estimate.

Each of these inputs discussed above is subjective and generally requires significant management judgment to derive.

14.    Employee Benefit Plan

The Company maintains a 401(k) Plan (the “Plan”), which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code (“IRC”). The Company made contributions to the Plan of $177,212, $196,082, $182,987, and $651,543 for the years ended December 31, 2009, 2010, and 2011, and for the period from January 17, 2007 (date of inception) to December 31, 2011, respectively.

15.    Income Taxes

There is no provision for income taxes because the Company has incurred operating losses since inception. As of December 31, 2011, the Company had federal and state net operating loss carryforwards of approximately $16.1 million and $14.5 million, respectively, which may be used to offset future taxable income. The Company also had federal research and development tax credit carryforwards in the amount of $412,663. These carryforwards expire at various times between 2017 and 2031. Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the IRC of 1986, as amended and similar state provisions. The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 of the IRC has occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of net operating loss carryforwards attributable to periods before the change.

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

The significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2010	2011
Deferred tax assets:
Net operating loss carryforwards	$5,147,381	$6,429,704
Capitalized start-up costs	11,716,593	18,804,835
Capitalized development costs	1,027,363	5,159,594
Other	471,270	832,900

Total deferred tax assets	18,362,607	31,227,033

Deferred tax liabilities:
Property and Equipment	—	(22,141)

Total deferred liabilities	—	(22,141)

Valuation allowance	(18,362,607)	(31,204,892)

Net deferred tax assets	$—	$—

The Company is required to record tax benefits from net operating losses, temporary differences, and credit carryforwards as assets to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of operating losses, management believes that the deferred tax assets arising from the above-mentioned future tax benefits are currently not likely to be realized and, accordingly, has provided a valuation allowance.

The reported amount of income tax expense differs from the amount that would result from applying domestic federal statutory tax rates to pretax losses, primarily because of changes in the valuation allowance. Reconciling items from income tax computed at the statutory federal rate for the years ended December 31, 2009, 2010, and 2011, were as follows:

	2009	2010	2011
Federal income tax at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefits	2.7	1.2	2.8
Loss on sale of Series C preferred stock	—	—	(10.3)
Fair value adjustment to financial instruments	—	—	(5.1)
Other	0.5	0.8	(0.5)
Valuation allowance	(38.2)	(37.0)	(21.9)

Effective tax rate	—%	—%	—%

As of December 31, 2011, the Company has no unrecognized tax benefits. Any such tax benefits would not affect our effective tax rate as the tax benefits would increase a deferred tax asset, which is currently fully offset with a full valuation allowance. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

liabilities which could be materially different from this estimate. In such an event, we will record additional tax expense or tax benefit in the period in which such resolution occurs. Our policy is to recognize any interest and penalties that we might incur related to our tax positions as a component of income tax expense. We did not accrue any potential penalties and interest related to unrecognized tax benefits. We do not believe it is reasonably possible our unrecognized tax benefits will significantly change within the next twelve months for tax positions taken, or to be taken, for periods through December 31, 2011. We file income tax returns in the United States, California and North Carolina. Tax years 2007 through 2010 remain subject to examination for federal and state purposes.

16.    Subsequent Events

In February 2012, the Company formed an intermediate holding company, Fulcrum Sierra Finance Company, LLC, (“Sierra Finance”), pursuant to a Limited Liability Company Agreement of Sierra Finance and a Second Amended and Restated Limited Liability Company Agreement of Sierra BioFuels. As a result, Sierra Finance is the sole member of Sierra BioFuels, and the former members of Sierra Biofuels, Fulcrum and IMS, are the members of Sierra Finance.

On March 21, 2012, the Company entered into an amendment of its credit agreement with WM Organic Growth, Inc., a subsidiary of Waste Management, pursuant to which the condition precedent to borrowing with respect to the Company’s initial public offering was amended to require only that such offering be completed with proceeds of at least $100 million.

On March 27, 2012, the Company’s board of directors approved and adopted the 2012 Equity Incentive Plan (the “Equity Plan”), which will become effective upon completion of the Company’s initial public offering of its common stock. The Company has reserved 6,500,000 shares of common stock, subject to increase on an annual basis, for issuance pursuant to the Equity Plan.

On March 27, 2012, the Company’s board of directors approved grants of options to purchase an aggregate of 1,899,771 shares of the Company’s common stock to employees, directors and directors nominees pursuant to the Equity Plan. Such option awards are contingent upon completion of the Company’s initial public offering and will have an exercise price per share equal to the initial public offering price per share.

On March 29, 2012, the Company amended the warrants issued in connection with the Series C preferred stock transaction. Pursuant to the amendment, in the event that the Company’s initial public offering results in aggregate gross proceeds to the Company of at least $100 million (a “Qualified IPO”), and is completed on or prior to August 14, 2012, the warrants will be automatically exercised immediately prior to the closing of the Qualified IPO for an aggregate of 8,562,257 shares of the Company’s common stock. In the event the Qualified IPO is completed after August 14, 2012, the warrants will be automatically exercised immediately prior to the Qualified IPO for a number of shares of the Company’s common stock based upon the implied equity valuation of the Company immediately prior to such offering. The amendment will be accounted for by valuing the warrant liabilities immediately prior to the modification, consistent with the methodology described in Note 3, and the

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

change in fair value of the warrant liabilities recorded in other income (expense). Immediately after the amendment, a valuation will be performed utilizing the amended terms. Since the modification is between related parties, the change in fair value of the warrant liabilities will be recorded as additional paid-in capital. The Company will record subsequent adjustments to the fair value of the warrants in other income (expense).

The Company has evaluated subsequent events through June 12, 2012, the date on which these consolidated financial statements were available to be issued.

17.    Correction to the December 31, 2011 Financial Statements

Subsequent to the issuance of the 2011 consolidated financial statements, management determined that the fair value of the warrant liability was incorrectly computed. As a result the accompanying 2011 consolidated financial statements have been corrected. The following table sets forth a summary of the effects of the correction on the previously reported consolidated balance sheet:

	December 31, 2011
	As Previously Reported	As Corrected
Warrant liabilities	$12,988,763	$10,363,763
Deficit accumulated during development stage	(101,738,442)	(99,113,442)

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010 and 2011, and for the years ended

December 31, 2009, 2010, and 2011, and for the period from

January 17, 2007 (Date of inception) to December 31, 2011

The following table sets forth a summary of the effects of the correction on the previously reported consolidated statement of operations:

	Year Ended December 31, 2011		Period from January 17, 2007 (date of inception) to December 31, 2011
	As Previously Reported	As Corrected	As Previously Reported	As Corrected
Loss on sale of Series C preferred stock	$14,259,182	$14,701,182	$14,259,182	$14,701,182
Total operating expenses	40,811,967	41,253,967	88,057,609	88,499,609
Change in fair value of financial instruments	(10,359,892)	(7,292,892)	(10,359,892)	(7,292,892)
Net loss	(52,522,222)	(49,897,222)	(102,684,116)	(100,059,116)
Net loss attributable to common stockholders	(51,921,132)	(49,296,132)	(101,893,788)	(99,268,788)
Net loss per share attributable to common stockholders—basic and diluted	(32.52)	(30.88)
Pro forma net loss per share attributable to common stockholders—Basic and diluted (unaudited)	$(0.68)	$(0.65)

The corresponding corrections were made to net loss, loss on sale of Series C preferred stock and change in fair value of financial instruments in the accompanying 2011 consolidated statement of cash flows. As the change in fair value of the warrant liabilities is a non-cash transaction, there was no net effect on net cash used in operating activities for 2011. Additionally, the corresponding corrections were made to net loss in the 2011 consolidated statement of changes in redeemable convertible preferred stock and equity (deficit).

Management does not believe the foregoing corrections are material.

* * * * *

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	December 31, 2011	March 31, 2012	Pro Forma as of March 31, 2012 (Note 1)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,810,145	$6,217,336	$6,217,336
Short-term investments	45,081,639	37,932,580	37,932,580
Other current assets	103,091	197,986	197,986

Total current assets	49,994,875	44,347,902	44,347,902
PROPERTY AND EQUIPMENT—Net	2,877,864	3,586,541	3,586,541
INTANGIBLE ASSETS	6,550,000	6,550,000	6,550,000
DEPOSITS	831,568	121,252	121,252
DEFERRED OFFERING COSTS	1,689,843	2,355,422	—
DEFERRED DEBT ISSUANCE COSTS	2,823,211	2,823,211	2,823,211

TOTAL	$64,767,361	$59,784,328	$57,428,906

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$274,566	$2,437,980	$2,437,980
Accrued expenses	2,109,942	3,079,899	3,079,899

Total current liabilities	2,384,508	5,517,879	5,517,879
WARRANT LIABILITIES	10,363,763	20,719,000	—
OTHER LONG—TERM LIABILITIES	5,964	4,175	4,175

Total liabilities	12,754,235	26,241,054	5,522,054

COMMITMENTS AND CONTINGENCIES (Note 8)
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
Series A convertible preferred stock, $0.001 par value per share— 6,741,573 shares authorized, issued, and outstanding as of March 31, 2012 and December 31, 2011; aggregate liquidation value of $1.0 million	1,000,000	1,000,000	—
Series B-1 convertible preferred stock, $0.001 par value per share— 14,000,000 shares authorized, issued, and outstanding as of March 31, 2012 and December 31, 2011; aggregate liquidation value of $14.0 million	14,000,000	14,000,000	—
Series B-2 convertible preferred stock, $0.001 par value per share— 13,450,762 shares authorized, issued, and outstanding as of March 31, 2012 and December 31, 2011; aggregate liquidation value of $26.9 million	26,901,524	26,901,524	—
Series C-1 convertible preferred stock, $0.001 par value per share— 38,593,956 shares authorized, issued and outstanding as of March 31, 2012 and at December 31, 2011; aggregate liquidation value of $103.0 million	101,230,265	101,378,890	—
Series C-2 convertible preferred stock, $0.001 par value per share— 19,101,121 shares authorized and 0 issued and outstanding as of March 31, 2012 and 0 authorized at December 31, 2011; aggregate liquidation value of $0	—	—	—

Total redeemable convertible preferred stock	143,131,789	143,280,414	—

EQUITY (DEFICIT):
Fulcrum BioEnergy, Inc. stockholders’ equity (deficit):
Common stock, $0.001 par value per share—90,000,000 shares authorized as of March 31, 2012 and December 31, 2011, respectively, 3,316,297 shares issued and outstanding as of March 31, 2012 and at December 31, 2011; 84,664,845 shares issued and outstanding pro forma March 31, 2012	3,316	3,316	84,665
Additional paid-in capital	7,656,620	22,157,863	183,720,506
Deficit accumulated during development stage	(99,113,442)	(132,385,979)	(132,385,979)
Accumulated other comprehensive income	—	206,862	206,862

Total Fulcrum BioEnergy, Inc. stockholders’ equity (deficit)	(91,453,506)	(110,017,938)	51,626,054
Non-controlling interest	334,843	280,798	280,798

Total equity (deficit)	(91,118,663)	(109,737,140)	51,906,852

TOTAL	$64,767,361	$59,784,328	$57,428,906

See notes to unaudited condensed consolidated financial statements.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended March 31,		Cumulative Period from January 17, 2007 (Date of Inception) to March 31, 2012
	2011	2012
OPERATING EXPENSES:
Project development expenses	$3,378,525	$4,559,939	$38,076,503
Research and development expenses	1,235,757	1,318,096	18,859,899
General and administrative expenses	1,375,822	2,842,929	25,582,989
Loss on sales of Series C preferred stock	—	—	14,701,182

Total operating expenses	5,990,104	8,720,964	97,220,573

LOSS FROM OPERATIONS	(5,990,104)	(8,720,964)	(97,220,573)

OTHER INCOME (EXPENSE):
Interest expense	(432,588)	—	(4,640,025)
Interest income	1,019	120,439	493,849
Change in fair value of financial instruments	—	(24,915,237)	(32,208,129)
Realized gain on sale of short-term investments	—	24,644	24,644

Total other (expense)	(431,569)	(24,770,154)	(36,329,661)

NET LOSS	(6,421,673)	(33,491,118)	(133,550,234)
LESS NET LOSS ATTRIBUTABLE TO NON—CONTROLLING INTEREST	144,626	218,581	1,164,255

SUBTOTAL	(6,277,047)	(33,272,537)	(132,385,979)
PREFERRED STOCK ACCRETION	—	(148,713)	(304,059)
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(6,277,047)	$(33,421,250)	$(132,690,038)

NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS—Basic and diluted	$(4.74)	$(10.08)

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES USED IN EPS CALCULATION—Basic and diluted	1,323,142	3,316,297

PRO FORMA NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS—Basic and diluted		$(0.10)

PRO FORMA WEIGHTED-AVERAGE NUMBER OF COMMON SHARES USED IN EPS CALCULATION—Basic and diluted		84,664,845

See notes to unaudited condensed consolidated financial statements.

Fulcrum BioEnergy, Inc. and Subsidiaries

(A Development Stage Company)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended March 31,		Cumulative Period from January 17, 2007 (Date of Inception) to March 31, 2012
	2011	2012
NET LOSS	(6,421,673)	(33,491,118)	(133,550,234)

OTHER COMPREHENSIVE INCOME:
Change in unrealized gains available-for-sale securities	—	206,862	206,862

Other comprehensive income	—	206,862	206,862

TOTAL COMPREHENSIVE LOSS	(6,421,673)	(33,284,256)	(133,343,372)
LESS COMPREHENSIVE LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	144,626	218,581	1,164,255

SUBTOTAL	(6,277,047)	(33,065,675)	(132,179,117)
PREFERRED STOCK ACCRETION	—	(148,713)	(304,059)

COMPREHENSIVE LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(6,277,047)	$(33,214,388)	(132,483,176)

See notes to unaudited condensed consolidated financial statements.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND EQUITY (DEFICIT) (UNAUDITED)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income	Non-controlling Interest	Total Equity (Deficit)
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2010	34,192,335	$41,901,524	1,312,957	$1,313	$162,630	$(49,972,656)		$367,948	$(49,440,765)
Vesting of early exercised stock options	—	—	30,555	31	7,302	—	—	—	7,333
Stock-based compensation	—	—	—	—	25,643	—	—	—	25,643
Contributions allocated to non-controlling interest	—	—	—	—	(127,517)	—	—	127,517	—
Net loss	—	—	—	—	—	(6,277,048)	—	(144,626)	(6,421,674)

BALANCE—March 31, 2011	34,192,355	$41,901,524	1,343,512	$1,344	$68,058	$(56,249,704)	—	$350,839	$(55,829,463)

BALANCE—December 31, 2011	72,786,291	$143,131,789	3,316,297	$3,316	$7,656,620	$(99,113,442)		$334,843	$(91,118,663)
Accretion of Series C-1 convertible preferred stock	—	148,713	—	—	(148,713)	—	—	—	(148,713)
Series C-1 convertible preferred stock issuance costs	—	(88)	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	254,492	—	—	—	254,492
Contributions allocated to non-controlling interest	—	—	—	—	(164,536)	—	—	164,536	—
Warrant modification	—	—	—	—	14,560,000	—	—	—	14,560,000
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	206,862	—	206,862
Net loss						(33,272,537)		(218,581)	(33,491,118)

BALANCE—March 31, 2012	72,786,291	$143,280,414	3,316,297	$3,316	$22,157,863	$(132,385,979)	206,862	$280,798	$(109,737,140)

See notes to unaudited condensed consolidated financial statements.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,		Cumulative Period from January 17, 2007 (Date of Inception) to March 31, 2012
	2011	2012
OPERATING ACTIVITIES:
Net loss	$(6,421,673)	$(33,491,118)	$(133,550,234)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	13,721	22,871	253,187
Stock compensation expense	25,643	254,492	1,023,743
Loss on sale of Series C preferred stock transaction	—	—	14,701,182
Change in fair value of financial instruments	—	24,915,237	32,208,129
Interest settled by the issuance of preferred shares	—	—	4,447,471
Realized gain on sale of short-term investments	—	(24,644)	(24,644)
Other	895	(1,790)	4,174
Change in operating assets and liabilities:
Other assets and deposits	(80,013)	(94,894)	(216,223)
Accounts payable	57,193	2,068,393	2,341,879
Accrued expenses	551,924	723,051	2,563,143
Accrued interest	432,587	—	—

Net cash used in operating activities	(5,421,513)	(5,628,402)	(76,248,193)

INVESTING ACTIVITIES:
Purchase of short-term investments	—	(119,436)	(45,201,075)
Proceeds on sale of short-term investments	—	7,500,000	7,500,000
Deposits	(100,000)	(3,015)	(103,015)
Purchase of property and equipment	(31,902)	(18,217)	(3,688,479)
Water rights and other intangible assets	—	—	(1,610,156)
Capitalized license fees	—	—	(5,000,000)

Net cash provided by (used in) investing activities	(131,902)	7,359,332	(48,102,725)

FINANCING ACTIVITIES:
Issuance of Series A convertible preferred stock	—	—	1,000,000
Issuance of Series B-1 convertible preferred stock	—	—	14,000,000
Issuance of Series C-1 convertible preferred stock, common stock, and warrants in connection with the Series C convertible preferred stock transaction	—	—	60,499,995
Issuance of senior secured convertible notes	8,000,000	—	57,000,000
Issuance of common stock	—	—	31,163
Cash paid for offering costs	—	(315,178)	(1,743,444)
Cash paid for Series C-1 convertible preferred stock issuance costs	—	(8,561)	(516,793)
Cash received in connection with payoff of notes receivable	—	—	297,333

Net cash provided by (used in) financing activities	8,000,000	(323,739)	130,568,254

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,446,585	1,407,191	6,217,336
CASH AND CASH EQUIVALENTS—Beginning of period	2,208,095	4,810,145	—

CASH AND CASH EQUIVALENTS—End of period	$4,654,680	$6,217,336	$6,217,336

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$—	$—	$171,234

Promissory notes and accrued interest converted to Series B-2 convertible preferred stock	$—	$—	$26,901,524

Promissory notes and accrued interest converted to Series C-1 convertible preferred stock	$—	$—	$34,545,874

Fair value of loan facility in connection with Series C preferred stock transaction	$—	$—	$2,823,211

Offering costs financed through accounts payable	$—	$95,021	$95,021

Offering costs financed through accrued expenses	$—	$516,956	$516,956

Change in additional paid-in capital due to warrant modifications	—	14,560,000	14,560,000

Land exchange	$—	$—	$1,891,754

See notes to unaudited condensed consolidated financial statements.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012

1.    Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and Article 10 of Regulations S-X under the Securities and Exchange Act of 1934, as amended. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements (and notes thereto) for the year ended December 31, 2011. In our opinion, all adjustments considered necessary for a fair presentation of the accompanying unaudited condensed consolidated financial statements have been included, and all adjustments are of a normal and recurring nature. Operating results for the interim periods are not necessarily indicative of results that may be expected to occur for the entire year.

Liquidity—The accompanying condensed consolidated financial statements have been prepared in conformity with GAAP, which contemplates the continuation of the Company as a going concern. For the three months ended March 31, 2012, the Company incurred a net loss attributable to common stockholders of approximately $33.4 million which includes negative cash flows from operations of approximately $5.6 million and a non cash charge of $24.9 million related to the change in fair value of the warrant liabilities. Since inception, the Company has generated significant losses and has a deficit accumulated during development stage of approximately $132.4 million as of March 31, 2012. The Company’s activities to date have consisted principally of acquiring technology rights, raising capital, advancing early development of future facilities, securing the materials used in production (“feedstock”), starting construction of the Sierra BioFuels Plant (“Sierra”), and performing research and development activities. Accordingly, the Company is considered to be in the development stage as of March 31, 2012.

As the Company is in the development stage, it isn’t generating any revenue. The Company expects to continue to incur significant operating losses and won’t generate any revenues until Sierra, its first production facility, is constructed and commences commercial operations. Construction of the facility which is estimated to cost $180 million and commencement of commercial operations may span several years and may ultimately be unsuccessful. Any delays in completing these activities or in raising the necessary funds to finance these activities could adversely affect the Company.

As of March 31, 2012, the Company has financed its operations primarily through $132.5 million in convertible debt and equity funded by affiliates of USRG Management Company, LLC (“USRG”), Rustic Canyon Partners, WM Organic Growth, Inc., a subsidiary of Waste Management Inc. (“Waste Management”), and Rusheen Capital Partners, LLC (collectively referred to as “Investors”). As of March 31, 2012, the Company had cash and cash equivalents of $6.2 million and short-term investments of approximately $37.9 million. The Company expects that the cash and cash equivalents and short-term investment at March 31, 2012 will fund future operating cash flows for at least the next 15 months.

The Company’s future liquidity is expected to be from the sources described below:

Initial Public Offering—In September 2011, the Company filed a registration statement for its initial public offering with the United States Securities and Exchange Commission. As of March 31, 2012, the Company has filed several amendments to the registration statement. The Company cannot assure that the public offering will eventually occur nor what proceeds will be received.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012

Barrick Agreement—In February 2011, Fulcrum Sierra BioFuels, LLC (“Sierra BioFuels”) entered into an agreement with Barrick Goldstrike Mines Inc. (“Barrick”), pursuant to which Barrick agreed to contribute $10.0 million in exchange for 100% of the Class B membership interests in Sierra BioFuels. The $10.0 million contribution is contingent upon Sierra BioFuels securing all necessary financing to construct Sierra. As the holder of the Class B membership interests of Sierra BioFuels, Barrick is entitled to receive annually up to 80 million renewable energy credits generated during the first 15 years of Sierra’s operation. If Sierra does not generate sufficient renewable energy credits in any given year, Barrick is entitled to a cash distribution from Sierra BioFuels of the deemed value of the shortfall, in priority to any cash distributions to any other membership interests. Renewable energy credits can be lower in the first three years when production is ramping up, subject to recovery of those renewable energy credits in later years. If a shortfall remains at the end of the 15-year term, then either (i) the term may be extended for up to an additional two years or (ii) Barrick will be provided cash distributions from Sierra BioFuels of the deemed value of the shortfall.

Federal Loan Guarantee—The Company is currently in the process of pursuing a loan guarantee from federal agencies to fund a portion of the $180 million estimated construction costs for Sierra. As a part of the loan guarantee process, the agencies and their independent consultants conduct due diligence on projects, which includes a rigorous investigation and analysis of the technical, financial, contractual, commercial, and legal strengths and weaknesses of each project. Due diligence of the Company’s planned project is ongoing by these agencies, and the Company cannot assure that any agency ultimately will issue the loan guarantee on terms that are acceptable to the Company or at all.

Waste Management Credit Agreement—In November 2011, Sierra BioFuels entered into a credit agreement with a subsidiary of Waste Management to provide a project loan facility of up to $70 million to be available to fund a portion of the construction costs of Sierra (see Note 8).

If the Company is unable to obtain sufficient additional financing, it will have to delay, scale back, or eliminate construction plans for some or all of its future facilities, and possibly scale back other aspects of its business, such as research and development, any of which could harm the business, financial condition, and results of operations. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations are dependent on future events, including, among other things, its ability to access potential markets and secure financing; commercialize new, innovative technologies; attract, retain, and motivate qualified personnel; and develop strategic alliances. Although management believes that the Company will be able to raise funding to seek to obtain operational status for Sierra, there can be no assurance that the Company will be able to do so or that the Company will operate profitably if operational status is achieved.

Principles of Consolidation—The consolidated financial statements include the financial statements of Fulcrum BioEnergy, Inc., and its subsidiaries. For purposes of consolidation, all intercompany accounts and transactions have been eliminated.

Non-controlling Interest—In February 2012, the Company formed an intermediate holding company, Fulcrum Sierra Finance Company, LLC, (“Sierra Finance”), pursuant to a Limited Liability Company Agreement (“LLC Agreement”) of Sierra Finance and a Second Amended and Restated Limited Liability

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012

Company Agreement of Fulcrum Sierra BioFuels. As a result, Sierra Finance is the sole member of Sierra BioFuels, and the former members of Sierra BioFuels, Fulcrum Holdings, LLC, (“Fulcrum Holdings”) a wholly owned subsidiary of the Company and IMS Nevada LLC (“IMS”), a wholly owned subsidiary of InEnTec LLC (“InEnTec”), are the members of Sierra Finance. The Company’s and InEnTec’s ownership interest in Sierra Finance, the project company established for the sole purpose of owning the assets of Sierra, is 90% and 10% respectively, which were their respective ownership interest in Sierra before the restructuring. The Company provides 100% of the operating requirements for Sierra Finance and is considered the primary beneficiary of Sierra Finance resulting in its continued consolidation of Sierra BioFuels. The assets of Sierra BioFuels at March 31, 2012 were $7.5 million and primarily consisted of $4.1 million of intangible assets, $2.7 million of land and $713,331 of purchased materials and equipment, which are included in intangible assets and property and equipment, on the consolidated balance sheets, respectively. The liabilities of Sierra BioFuels at March 31, 2012 were approximately $1,623,433 and consisted primarily of accrued expenses and accounts payable.

Under the terms of the Sierra Finance LLC Agreement, current year losses and contributions are allocated to the two members based on the current waterfall calculation of 95.01% and 4.99% for Fulcrum Holdings and IMS respectively. The company will receive cash distribution equal to 95.01% of the available cash until it has received a preferential return equal to 20% on all amounts contributed to Sierra Finance for costs to develop and construct Sierra, at which time the Company then receives 50% of available cash until IMS has received an amount equal to 10% of the cumulated operating cash distributed. After IMS has received 10% of the cumulative operating cash distributed from Sierra Finance, then all future available cash is distributed 90% to Fulcrum Holdings and 10% to IMS in accordance with their ownership interest. For the three months ended March 31, 2011 and 2012 and for the period from January 17, 2007 (date of inception) to March 31, 2012, contributions allocated to IMS were $127,517, $164,536, and $1,445,053, respectively. For the three months ended March 31, 2011 and 2012 and for the period from January 17, 2007 (date of inception) to March 31, 2012, losses allocated to IMS were $144,626, $218,581, and $1,164,255, respectively.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Compensation—The Company accounts for employee stock options, using a fair value-based measurement method, which requires the recognition of compensation costs related to all stock-based payments, including stock options. Compensation cost for stock options is estimated at the grant date based on each option’s fair value as calculated using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates certain assumptions, such as risk-free interest rate, expected volatility, expected dividend yield, and expected life of options, in order to arrive at a fair value estimate. The Company is required to include an estimate of the number of awards that will be forfeited in calculating compensation costs, which are recognized over the requisite service period of the awards on a straight-line basis. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of operations. For awards with performance conditions, the Company assesses the probability of the performance condition being achieved and, accordingly, if probable, recognizes the expense during the requisite service period.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012

Short-Term Investments—Investment securities include a mutual fund, which invests in fixed income securities, and is classified as available for sale. Available-for-sale securities are those that might be sold due to changes in yield, availability of alternative investments, liquidity needs or other factors. Available-for-sale securities are reported at fair value and the related net unrealized holdings gains or losses are reported in accumulated other comprehensive income, until realized. Interest income from these investment securities is recognized on the accrual basis. Realized gains and losses on the sale of available-for-sale securities, if any, are recognized on the specific identification method and for the three months ended March 31, 2011 and 2012, and for the period January 17, 2007 (date of inception) to March 31, 2012 were $0, $24,644, and $24,644, respectively. Unrealized gains and losses for the three months ended March 31, 2011 and 2012, and for the period January 17, 2007 (date of inception) to March 31, 2012 were $0, $206,862, and $206,862, respectively.

Warrant liabilities—As described in Note 6, under certain conditions, the Company’s freestanding warrants are automatically exercised for shares of the Company’s Series C-2 redeemable convertible preferred stock (“Series C preferred stock”) or common stock. Since the warrants can be exercised for redeemable convertible preferred stock, the Company has accounted for the warrants as liabilities at fair value on the consolidated balance sheet. The warrants are subject to re-measurement at each balance sheet date and the changes in fair value, if any, are recognized within other income (expense). The Company will continue to adjust the liability until an event occurs that results in (i) the issuance of either Series C-2 preferred stock or common stock, (ii) the termination of the warrants, or (iii) the expiration of the warrants. As discussed in Note 6, the warrants were also subject to remeasurement due to an amendment to the warrant agreement. Upon issuing Series C-2 preferred stock or common stock, the liability or equity amount will be reclassified to additional paid-in capital.

Net Loss Per Share Attributable to Common Stockholders — Basic net loss per share attributable to common stockholders is computed by dividing the Company’s net loss attributable to common stockholders by the weighted-average number of common shares used in the loss per share calculation during the period. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities, including stock options, convertible preferred stock, and the convertible senior secured notes.

Diluted net loss per share is the same as basic net loss per share for all periods presented because any potential dilutive common shares were anti-dilutive. Such potentially dilutive shares are excluded from the computation of diluted net loss per share when the effect would be to reduce net loss per share. Therefore, in periods when a loss is reported, the calculation of basic and dilutive loss per share results in the same value.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012

The Company’s calculation of historical basic and diluted net loss per share for the three months ended March 31, 2011 and 2012 is as follows:

	For the Three Months Ended March 31,
	2011	2012
Numerator:
Net loss attributable to common stockholders	$(6,277,047)	$(33,421,250)
Denominator:
Weighted-average common shares used in EPS calculation—basic and diluted	1,323,142	3,316,297

Net loss per share of common stock attributable to stockholders—basic and diluted	$(4.74)	$(10.08)

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share attributable to common stockholders during the periods presented as the effect was anti-dilutive:

	For the Three Months Ended March 31,
	2011	2012
Options to purchase common stock	1,772,351	1,911,363
Convertible preferred stock	34,192,335	72,786,291
Convertible senior secured notes	10,127,972	—

Total	46,092,658	74,697,654

Unaudited Pro Forma Information—The unaudited pro forma balance sheet as of March 31, 2012, reflects the conversion of all of the outstanding shares of redeemable convertible preferred stock as of that date into 72,786,291 shares of common stock which will occur upon the effective date of the Company’s proposed initial public offering and assumes that the Company does not obtain a federal loan guarantee. All of the outstanding shares of redeemable convertible preferred stock convert to common stock on a one-to-one basis. The pro forma balance sheet also reflects the automatic exercise of outstanding warrants for an aggregate of 8,562,257 shares of the Company’s common stock which would occur if the Company’s initial public offering is completed on or prior to August 14, 2012 and results in aggregate gross proceeds of at least $100 million. The pro forma net loss per share attributable to common stockholders reflects the assumed conversion of all outstanding shares of the redeemable convertible preferred stock and automatic exercise of the outstanding warrants as of the beginning of the period. Also the numerator in the pro forma basic and diluted net loss per share attributable to common stockholders has been adjusted to remove the loss resulting from re-measurement of the warrant liabilities, as these measurements would no longer be required when the warrants become warrants to purchase shares of the Company’s common stock, and to remove the accretion of the carrying value of the Series C-1 redeemable convertible preferred stock to the redemption amount.

Adoption of New Accounting Standards—On January 1, 2012, the Company adopted new accounting standards updates related to fair value measurement and the presentation of other comprehensive income.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012

Amendment to Fair Value Measurement Requirements:

The Company adopted the accounting standards update (“ASU”) that requires additional fair value measurement disclosures. For fair value measurements that use significant unobservable inputs, quantitative disclosures of the inputs and qualitative disclosures of the valuation processes are required. For items not measured at fair value in the balance sheet but whose fair value is disclosed, disclosures of the fair value hierarchy level, the fair value measurement techniques used, and the inputs used in the fair value measurements are also required. In addition, the ASU permits an entity to measure the fair value of a portfolio of financial instruments based on the portfolio’s net position, provided that the portfolio has met certain criteria. The ASU also refines when an entity should, and should not apply certain premiums and discounts to a fair value measurement. The adoption of the ASU is reflected in Note 2 below and did not have a material impact on the Company’s Condensed Consolidated Financial Statements.

Presentation of Comprehensive Income:

The Company adopted ASUs that require an entity to present either (1) a single statement of comprehensive income or loss or (2) a separate statement of comprehensive income or loss that follows a statement of income or loss. A single statement of comprehensive income or loss is comprised of a statement of income or loss with other comprehensive income and losses, total other comprehensive income or loss, and total comprehensive income or loss appended. A separate statement of comprehensive income or loss immediately follows a statement of income or loss and is comprised of net income or loss, other comprehensive income and losses, total other comprehensive income or loss, and total comprehensive income or loss. The ASUs also prohibit an entity from presenting other comprehensive income and losses in a statement of equity only. The adoption of the ASUs resulted in the addition of the Condensed Consolidated Statement of Comprehensive Loss to the Company’s Condensed Consolidated Financial Statements.

2.    Fair Value of Financial instruments

The Company applies the following fair value hierarchy, which has three levels of inputs, both observable and unobservable. Standards require the utilization of the highest possible level of input to determine fair value.

Level 1—Inputs include quoted market prices in an active market for identical assets or liabilities.

Level 2—Inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data.

Level 3—Inputs are unobservable and corroborated by little or no market data.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012

The following table presents the Company’s financial instruments that were measured at fair value on a recurring basis as of December 31, 2011 by level within the fair value hierarchy:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	$45,081,639	$—	$—	$45,081,639

Financial liabilities
Warrant liabilities	$—	$—	$10,363,763	$10,363,763

The following table presents the Company’s financial instruments that were measured at fair value on a recurring basis as of March 31, 2012 by level within the fair value hierarchy:

	March 31, 2012
	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	$37,932,580	$—	$—	$37,932,580

Financial liabilities
Warrant liabilities	$—	$—	$20,719,000	$20,719,000

The Company recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the three months ended March 31, 2012.

There were no level 3 fair value assets or liabilities outstanding during the three month period ended March 31, 2011. The change in level 3 fair value assets and liabilities measured at fair value on a recurring basis during the period ended March 31, 2012 is summarized below:

Warrant Liabilities
Balance at December 31, 2011	$(10,363,763)

Change in fair value	(24,915,237)
Change in fair value related to warrant modification, see Note 6	14,560,000

Balance at March 31, 2012	$(20,719,000)

The valuation of the warrants was performed using the probability-weighted expected return method, (“PWERM”). The Company’s board of directors determined that it was appropriate to use the PWERM model to estimate the fair value of the Company’s securities as an initial public offering in the near term became more likely. The PWERM involves analyzing the probability-weighted present value of the Company’s future equity valuation, considering various possible future liquidity events, such as an initial public offering or other exit or liquidation events.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012

For each of the possible future liquidity events, the Company’s board of directors and management estimated a future equity value based on the market approach, over a range of possible event dates and assigned a probability of occurrence to each date and determined the value attributable to the warrants from either the pro rata ownership interest from the automatic exercise of the warrants or the value received in the event of a liquidation.

The future equity values were based on management’s best estimates based upon discussions with the Company’s analysts and changes in the market capitalization of comparable companies from the last reporting date. The discount values used were based on expected rates of return for investments in a development stage company that is in a pre-initial public offering stage. The PWERM is updated at each reporting date or as required by certain transactions. The change in the value of each security between measurement dates was reviewed by management and an independent expert for accuracy and consistency.

The significant unobservable inputs used in the fair value measurement of the Company’s warrants are the time to a liquidity event and discount rates used in present value calculations. Significant increases (decreases) in any of these inputs in isolation would result in lower (higher) fair value measurements.

Quantitative information about Level 3 fair value measurements at December 31, 2011 and March 31, 2012 is as follows:

	December 31, 2011	March 31, 2012
Unobservable Inputs	Range (Weighted Average)	Range (Weighted Average)
Time to a liquidity event	3 - 23 months (12)	2 - 17 months (8)
Discount rate	25% (25%)	25% (25%)

3.    Property and Equipment

Property and equipment as of December 31, 2011 and March 31, 2012, consist of the following:

	December 31, 2011	March 31, 2012
Land	$2,663,514	$2,663,514
Computers and software	274,320	292,537
Office equipment and furniture	90,108	90,108
Leasehold improvements	20,082	20,082
Construction in progress	—	713,331

Total property and equipment	3,048,024	3,779,572
Accumulated depreciation	(170,160)	(193,031)

Property and equipment—net	$2,877,864	$3,586,541

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012

Depreciation expense for the three months ended March 31, 2011, and 2012, and for the period from January 17, 2007 (date of inception) to March 31, 2012, was $13,721, $22,871, and $203,533, respectively.

In February 2012, equipment and materials to be used in construction of Sierra were delivered to a storage area near the construction site at which point the Company took physical possession of the equipment and materials. Although at March 31, 2012, project development costs related to Sierra are being expensed, as completion of the facility is not considered probable until project financing has been arranged, the material and equipment costs have been capitalized in construction in progress until they are consumed or placed into use.

4.    Intangible Assets

Intangible assets as of December 31, 2011 and March 31, 2012, included the following classes:

	December 31, 2011	March 31, 2012
Capitalized license fees	$5,000,000	$5,000,000
Water rights	1,550,000	1,550,000

Total intangible assets	$6,550,000	$6,550,000

Capitalized License Fees—In April 2008, the Company entered into a master purchase and licensing agreement (“MPLA”) with InEnTec, a developer of gasification technology and, through a wholly-owned subsidiary, a 10% member of Sierra BioFuels. The MPLA sets forth the provisions for the Company to purchase proprietary technological components (“Core Systems”) integral to its projects.

In April 2009, the Company entered into an agreement with InEnTec to provide equipment subject to the above license and design and engineering services related to the equipment. Production costs related to manufacturing the equipment will begin when a notice to proceed is given to InEnTec. As of March 31, 2012, the notice to proceed has not been given to begin the manufacture of the equipment. Design and engineering service expenses for the equipment incurred prior to the notice to proceed for the three months ended March 31, 2011, and 2012, and for the period January 17, 2007 (date of inception) to March 31, 2012 were $48,005, $32,188, and $467,511, respectively.

Water Rights—In June 2009, the Company entered into a water supply agreement for the right to purchase in the future 155 acre feet of water annually at a rate published by the utility.

Amortization of intangible assets with finite lives, which consist of the licenses fees as described above, will be recognized over the estimated useful life of the asset associated with the license using the straight-line method of amortization as it reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise realized. Amortization will begin when the assets are placed into service. The first Core System is expected to be placed into service in December 2013 with the completion of construction of Sierra. The estimated useful life of a Core System is 20 years.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012

The water rights have an indefinite life and will not be subject to amortization.

5.    Accrued Expenses

Accrued expenses as of December 31, 2011 and March 31, 2012, consist of the following:

	December 31, 2011	March 31, 2012
Accrued professional services expense	$1,774,901	$1,507,606
Accrued compensation expense	335,041	1,572,293

Total accrued expenses	$2,109,942	$3,079,899

6.    Warrant Liabilities

As part of the Series C preferred stock transaction that closed in November 2011, three new investors purchasing Series C-1 preferred stock each received a warrant on the funding date. At the closing of the Series C preferred stock transaction, the warrants were recorded at fair value. The change in fair value of the warrants at each reporting date is recognized in other income (expense) on the Company’s consolidated statement of operations.

In March 2012, the Company amended the warrants issued in connection with the Series C preferred stock transaction. Pursuant to the amendment, in the event that the Company’s initial public offering results in aggregate gross proceeds to the Company of at least $100 million (a “Qualified IPO”), and is completed on or prior to August 14, 2012, the warrants will be automatically exercised immediately prior to the closing of the Qualified IPO for an aggregate of 8,562,257 shares of the Company’s common stock. In the event the Qualified IPO is completed after August 14, 2012, the warrants will be automatically exercised immediately prior to the Qualified IPO for a number of shares of the Company’s common stock based upon the implied equity valuation of the Company immediately prior to such offering. The amendment was accounted for by valuing the warrant liabilities immediately prior to the modification, consistent with the methodology described in Note 2, and the change in fair value of the warrant liabilities was recorded in other income (expense). Immediately after the amendment, a valuation was performed utilizing the amended terms. Since the modification was between related parties, the change in fair value of the warrant liabilities was recorded as additional paid-in capital. The change in value as of March 31, 2012 and at subsequent reporting dates was and will be recorded in other income (expense).

The change in fair value of the warrants due to the modification resulted in a decrease in the value of the warrant liabilities and an associated increase to additional paid in capital of $14.6 million. Changes in the fair value of the warrant liabilities recorded in other comprehensive income (expense) for the three months ended March 31, 2012 was $24.9 million.

7.    Related Party Transactions

In 2011 and 2012, the Company reimbursed related parties for amounts incurred related to general advisory and research fees for governmental initiatives and costs related to amending the Series C stock

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012 purchase agreement. Prior to 2011, reimbursed costs included expenses for salaries, engineering services, consulting services, investment banking fees, legal services, and rent. Reimbursed expenses to related parties for the three months ended March 31, 2011 and 2012 and for the period from January 17, 2007 (date of inception) to March 31, 2011, was $35,941, $44,413, and $1,429,604 respectively.

8.    Commitments and Contingencies

Software License—The Company licenses process manufacturing optimization software through February 2016 that is used in designing its production facility. The license fees are expensed on a straight-line basis over the license period and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (date of inception) to March 31, 2012 was $11,610, $21,074, and $171,493, respectively.

Leases—The Company leases its corporate and engineering office facilities and a storage facility under operating leases that expire on November 4, 2012, December 31, 2013, July 19, 2013, respectively. The corporate office lease has escalating rents. The Company records rent expense on a straight-line basis and accrues a deferred rent liability for the difference between the straight-line rental expense and the rental payments included in the operating lease agreements. Rent expense for the three months ended March 31, 2011 and 2012 and for the period from January 17, 2007 (date of inception) to March 31, 2012 was $55,220, $61,767, and $894,839 respectively.

The future minimum software license and lease payments as of March 31, 2012, are as follows:

Year	License and Lease Payments
2012 (remaining 9 months)	$157,286
2013	129,901
2014	76,122
2015	78,406

Total	$441,715

Barrick Agreement—As previously discussed in Note 1, Sierra BioFuels entered into an agreement with Barrick pursuant to which Barrick agreed to contribute $10.0 million in exchange for 100% of the Class B membership interests in Sierra BioFuels. As the holder of the Class B membership interests of Sierra BioFuels, Barrick is entitled to up to 80 million renewable energy credits generated during the first 15 years of Sierra’s operation. If Sierra does not generate sufficient renewable energy credits in any given year, Barrick is entitled to a cash distribution from Sierra BioFuels of the deemed value of the shortfall, in priority to any cash distributions to any other membership interests. Renewable energy credits can be lower in the first three years when production is ramping up, subject to recovery of those renewable energy credits in later years. If a shortfall remains at the end of the 15-year term, then either (i) the term may be extended for up to an additional two years or (ii) Barrick will be provided cash distributions from Sierra BioFuels of the deemed value of the shortfall.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012

Waste Management Credit Agreement—Upon closing of the Company’s Series C preferred stock financing in November 2011, Sierra BioFuels, in which the Company has a controlling financial interest, entered into a credit agreement with WM Organic Growth, Inc., a subsidiary of Waste Management, Inc., to fund a portion of the construction costs associated with Sierra. The Company will utilize this project loan facility only if it does not enter into a federal loan guarantee that it is pursuing. The loan will bear interest at a floating rate based on a spread over either Eurodollar or prime interest rate indices, at Sierra BioFuels’ option, and will be secured by a first priority security interest in all assets of Sierra BioFuels, a deed of trust on the real property interest of Sierra BioFuels, and a pledge of all equity interests in Sierra BioFuels. The loan will mature on the earlier of the twelfth anniversary of the commercial operation of Sierra and the date that is thirteen years and six months from the initial borrowing under the credit agreement. The credit agreement included certain conditions precedent to borrowing, including confirmation of the Sierra budget, schedule and projections prior to initial funding, as well as a requirement that the Company’s initial public offering be completed with a company valuation of a least $450 million after such offering and raises proceeds of at least $100 million. On March 21, 2012, the Company entered into an amendment of its credit agreement to which the condition precedent to borrowing with respect to the Company’s initial public offering was amended to require only that such offering be completed with proceeds of at least $100 million.

The conditions precedent to borrowing also include the requirement that the Company receive a minimum credit rating of its senior secured debt prior to initial funding and continue to have such rating with no statement of negative credit watch at each draw down. In February 2012, the Company received a credit rating of its senior secured debt that satisfies the initial requirement. The credit agreement also includes affirmative and negative covenants and cash flow requirements. The credit agreement requires that 100% of the net operating cash flows of Sierra BioFuels will be used to prepay the outstanding loan balance in addition to scheduled amortization until the outstanding loan balance is reduced to $45 million, which the Company expects would continue for approximately two years from commencement of commercial operations of Sierra. After that, the amount of this cash sweep is reduced in steps to 50% of net operating cash flows when the loan balance has been reduced to $15 million. The Company expects these cash sweeps would continue for an aggregate of approximately five years from commencement of commercial operations at Sierra. In addition, the loan facility requires that any cash grant in lieu of investment tax credit that the Company receives be used to prepay a portion of the loan. The loan may be voluntarily prepaid at anytime without penalty or premium at Sierra BioFuels’ option.

Legal Matters—The Company and its wholly-owned subsidiaries are subject to various laws and regulations and, in the normal course of business, the Company may be named as parties in a number of claims and lawsuits. In addition, the Company can incur penalties for failure to comply with federal, state, or local laws and regulations. The Company records a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company evaluates the range of reasonably estimated costs and records a liability based on the lower end of the range, unless an amount within the range is a better estimate than any other amount. These accruals, and the estimates of any additional reasonably possible losses, are reviewed quarterly and are adjusted to reflect the impacts of negotiations, discovery, settlements and payments, rulings, advice of legal counsel, and other information and events pertaining to a particular matter. In assessing such contingencies the Company’s policy is to exclude anticipated legal costs which are expensed as incurred. As of March 31, 2012, the Company has not recorded any accrued liability for legal matters.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012

9.    Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock as of December 31, 2011 is as follows:

	Share Price at Issuance	Conversion Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series A	$0.15	$0.15	6,741,573	6,741,573	$1,000,000	$1,000,000
Series B-1	1.00	1.00	14,000,000	14,000,000	14,000,000	14,000,000
Series B-2	2.00	2.00	13,450,762	13,450,762	26,901,524	26,901,524
Series C-1	2.67	2.67	38,593,956	38,593,956	103,045,863	101,230,265
Series C-2	2.67		19,101,121	—	—	—

			91,887,412	72,786,291	$144,947,387	$143,131,789

The Company’s redeemable convertible preferred stock as of March 31, 2012 is as follows:

	Share Price at Issuance	Conversion Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series A	$0.15	$0.15	6,741,573	6,741,573	$1,000,000	$1,000,000
Series B-1	1.00	1.00	14,000,000	14,000,000	14,000,000	14,000,000
Series B-2	2.00	2.00	13,450,762	13,450,762	26,901,524	26,901,524
Series C-1	2.67	2.67	38,593,956	38,593,956	103,045,863	101,378,890
Series C-2	2.67		19,101,121	—	—	—

			91,887,412	72,786,291	$144,947,387	$143,280,414

The redeemable convertible preferred stock is convertible into shares of the Company’s common stock by dividing the preferred shares outstanding by the quotient of the conversion price divided by the share price at issuance.

At March 31, 2012, the Company was authorized to issue 91,887,412 shares of redeemable convertible preferred stock. There are 6,741,573 shares designated as Series A preferred stock, 14,000,000 shares designated as Series B-1 preferred stock and 13,450,762 shares designated as Series B-2 preferred stock, 38,593,956 designated as Series C-1 preferred stock, and 19,101,121 designated Series C-2 preferred stock (“Series C-2 preferred stock”) (collectively, the “Series Preferred”).

In connection with the sale of the Company’s Series Preferred, the Company entered into agreements that grant customary preferred stock rights to all of its preferred stock investors. The rights include registration rights, preemptive rights to purchase new securities, rights of first refusal, co-sale rights with respect to stock transfers, a voting agreement providing for the election of investor designees to the board of directors and drag-along rights, information rights and other similar rights. All of these rights, other than the registration rights and warrants discussed above, will terminate upon the completion of the Company’s initial public offering. The registration rights will continue following an offering and will terminate five years following the completion of this offering, or for any particular holder with

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012 registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act during any 90-day period.

10.    Common Stock

As of December 31, 2011 and March 31, 2012, the Company is authorized to issue up to 90,000,000 shares of common stock, respectively, at a par value of $0.001 per share. The Company has reserved the following shares for future issuance:

	December 31, 2011	March 31, 2012
Conversion of Series A convertible preferred stock	6,741,573	6,741,573
Conversion of Series B convertible preferred stock	27,450,762	27,450,762
Conversion of Series C convertible preferred stock	38,593,956	38,593,956
Common stock options outstanding	6,884,091	6,884,091
Common stock options available for future grant under stock option plan	747,177	747,177

Total shares reserved	80,417,559	80,417,559

11.    Stock Compensation

Option Plan—The Company’s Stock Incentive Plan (the “2007 Equity Plan”) was adopted by the board of directors in December 2007. The 2007 Equity Plan permits the granting of incentive and nonstatutory stock options, restricted stock, stock appreciation rights, performance units, performance shares, and other stock awards to eligible employees, directors, and consultants. The Company grants options to purchase shares of common stock under the 2007 Equity Plan at no less than the fair market value of the underlying common stock as of the date of grant. Options granted under the 2007 Equity Plan have a maximum term of ten years and generally vest over four years at the rate of 25% of total shares underlying the option upon the one year anniversary of the date of grant and 1/48 of the total shares monthly thereafter.

In March 2012, the Company’s board of directors approved and adopted the 2012 Equity Incentive Plan (the “2012 Equity Plan”), which will become effective upon completion of the Company’s initial public offering of its common stock. The Company will reserve 6,500,000 shares of common stock, subject to increase on an annual basis, for issuance pursuant to the Equity Plan. However, the options outstanding under the 2007 Plan will continue to be governed by their existing terms. Once the 2012 Equity Plan becomes effective no further grants will be made under the 2007 Equity Plan. The shares reserved under the 2012 Equity Plan will be increased by the number of shares reserved but not issued under the 2007 Equity Plan and any shares subsequently cancelled or forfeited.

In March 2012, the Company’s board of directors approved grants of options to purchase an aggregate of 2,277,771 shares of the Company’s common stock to employees, directors and directors nominees pursuant to the 2012 Equity Plan. Such option awards are contingent upon completion of the Company’s initial public offering and will have an exercise price per share equal to the initial public offering price

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012 per share. The 2012 Equity Plan will be increased on the first day of each fiscal year beginning in 2013, in an amount equal to the lesser of (i) 6,000,000 shares of common stock, (ii) four percent (4%) of the outstanding shares on the last day of the prior fiscal year or (iii) such number of shares determined by the Company’s Board of Directors.

The following table summarizes stock option activity of the 2007 Equity Plan:

	Shares Available	Number of Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Balance—December 31, 2011	747,177	6,884,091	$1.16	8.49	$10,932,106
Options granted	—	—
Options exercised	—	—
Options canceled	—	—

Balance—March 31, 2012	747,177	6,884,091	1.16	8.24	9,142,242

Options vested and exercisable		1,911,363	0.24	5.24	4,300,176

Options outstanding expected to vest		3,417,907	1.51	9.38	3,349,437

Additional information regarding the Company’s outstanding and exercisable stock options is summarized below:

	December 31, 2011				March 31, 2012
	Options Outstanding		Options Exercisable		Options Outstanding		Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
$0.24	1,959,624	5.54	1,899,259	5.47	1,959,624	5.29	1,909,071	5.23
0.41	5,000	8.42	1,979	8.42	5,000	8.17	2,292	8.17
1.53	4,919,467	9.67	—	—	4,919,467	9.42	—	—

	6,884,091	8.49	1,901,238	5.47	6,884,091	8.24	1,911,363	5.24

In 2011 the Company granted 1,554,822 options with performance conditions whose vesting is contingent upon the Company achieving certain performance metrics that were not considered probable at the grant date. The completion of the performance conditions are dependent on the Company obtaining the necessary liquidity to fund the construction of Sierra and continue operations during construction. Since the sources of liquidity included obtaining proceeds from the Company’s initial public offering and or the closing of additional financing agreements, achieving these performance metrics was not considered probable, as the funding was not yet probable.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012

If it is subsequently determined that achieving the performance metrics are probable, a cumulative adjusting entry will be made to recognize stock based compensation expense from the grant date to the date the condition was considered probable.

At March 31, 2012, the Company is still dependent on obtaining the proceeds of its initial public offering to complete the construction of Sierra and therefore achieving the metrics related to obtaining project financing are still considered not probable. The total compensation expense related to options outstanding not considered probable to vest was $1,719,394 which is expected to be allocated to expense when the condition is considered probable which over a approximately a 2 year period from September 2011.

Stock-Based Compensation Expense—Total stock-based compensation expense is recorded within project development, research and development and general and administrative expense and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (date of inception) to March 31, 2012, as follows:

	March 31,		(Date of Inception) to March 31, 2012
	2011	2012
Project development	$724	$29,413	$71,882
Research and development	593	10,641	24,875
General and administrative	24,326	214,438	926,986

Total stock-based compensation	$25,643	$254,492	$1,023,743

Fair Value Assumptions—The weighted-average assumptions used to estimate the fair value of stock options granted to employees are as follows:

	2011	2012
Expected volatility	110%	—
Dividend yield	0%	—
Risk-free interest rate	1.4%–1.8%	—
Expected term (years)	6.1–6.5	—

Expected Term—The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method in accordance with authoritative guidance.

Expected Volatility—Expected volatility is estimated using comparable public company volatility for similar terms.

Expected Dividend—The Company has never paid dividends and has no plans to pay dividends.

Fulcrum BioEnergy, Inc. and subsidiaries

(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and March 31, 2012, and for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (Date of inception) to March 31, 2012

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero-coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Estimated Forfeitures—The estimated forfeiture rate is determined based on the Company’s best estimate, given the Company’s short operating history. The Company will monitor actual expenses and periodically update the estimate.

Each of these inputs discussed above is subjective and generally requires significant management judgment to derive.

12.    Employee Benefit Plan

The Company maintains a 401(k) Plan (the “Plan”), which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code (“IRC”). The Company made contributions to the Plan of $51,348, $115,146, and $766,689 for the three months ended March 31, 2011 and 2012, and for the period from January 17, 2007 (date of inception) to March 31, 2012, respectively.

13.    Subsequent Events

The Company has evaluated subsequent events through June 12, 2012, the date on which these condensed consolidated financial statements were available to be issued.

******

Sierra BioFuels Plant
McCarran, Nevada

Construction Activities Underway

Targeted Commercial Operations Date – End of 2013

Site Rendering

Until                     , 2012 (25 days after the commencement of this offering), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fee and the listing fee.

Item	Amount
SEC registration fee		$13,351.50
FINRA filing fee		12,000.00
Initial NASDAQ Global Market listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer Agent and Registrar fees
Miscellaneous fees and expenses

Total	$

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for the following:

•	any breach of the director’s duty of loyalty to the registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper benefit.

To the extent Section 102(b)(7) is interpreted, or the Delaware General Corporation Law is amended, to allow similar protections for officers of a corporation, such provisions of the registrant’s certificate of incorporation shall also extend to those persons.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant to be effective upon completion of this offering provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by

Part II

Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant’s directors who are affiliated with venture capital firms also have certain rights to indemnification provided by their venture capital funds and the affiliates of those funds (the “Fund Indemnitors”). In the event that any claim is asserted against the Fund Indemnitors that arises solely from the status or conduct of these directors in their capacity as directors of the registrant, the registrant has agreed, subject to stockholder approval, to indemnify the Fund Indemnitors to the extent of any such claims. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933 and otherwise.

The indemnification provisions in the Third Amended and Restated Investors’ Rights Agreement dated as of September 7, 2011 entered into by the registrant and certain of the security holders of the registrant provide for indemnification for certain liabilities arising under the Securities Act of 1933. This Third Amended and Restated Investors’ Rights Agreement is filed as Exhibit 4.2 to this registration statement.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2009, we have sold and issued the following securities:

1. In March 2010, as amended through August 2011, we issued and sold senior secured convertible promissory notes to two existing investors, USRG Holdco III, LLC, or Holdco III, and Rustic Canyon Ventures III, L.P., or Rustic Canyon, for an aggregate principal amount of $32.5 million.

Part II

2. In September 2011, in connection with our Series C preferred stock financing, the notes described in 3 above were converted into 12,924,605 shares of Series C-1 preferred stock at a conversion price of $2.67 per share, in exchange for $34.5 million of principal amount and accrued and unpaid interest on such notes. In addition, two new investors, USRG Holdco 3D, LLC, or Holdco 3D, Rusheen Capital Partners, LLC, or Rusheen, were issued an aggregate of 1,947,565 shares of common stock as consideration in connection with amending and restating the Series C preferred stock purchase agreement in September 2011, which were held in escrow pending the sale of the shares of Series C-1 preferred stock and were release from such escrow in connection with the closing of the transaction in November 2011, described in 4 below.

3. In September and October 2011, in connection with our Series C preferred stock financing, two existing investors, Holdco III and Rustic Canyon, purchased an aggregate of 2,247,190 shares of our Series C-1 preferred stock at a purchase price of $2.67 per share for aggregate cash consideration of $6 million, pursuant to draw notices we issued under the Series C preferred stock purchase agreement.

4. In November 2011, in connection with the final closing of our Series C preferred stock financing, two existing investors, Holdco III and Rustic Canyon, and three new investors, Holdco 3D, Rusheen and WM Organic Growth, Inc., or WMOG, were issued an aggregate of 23,422,161 shares of our Series C-1 preferred stock at a price of $2.67 per share for aggregate consideration of approximately $54.5 million in cash, $37,000 representing accrued but previously unpaid interest on the notes described in 1 and 2 above, and other consideration in connection with entering into other strategic agreements. In addition, Holdco 3D, Rusheen and WMOG were each issued a stock warrant with a zero exercise price in connection with the transaction, which were subsequently amended in March 2012.

5. Since January 1, 2009, we have granted an aggregate of 8,287,979 options to purchase shares of our common stock at exercise prices ranging from $0.24 to $1.53 to 21 employees, directors and consultants under our 2007 Equity Plan.

6. Since January 1, 2009, we have issued and sold an aggregate of 1,368,732 shares of common stock to six employees, directors and consultants at a price of $0.24 per share pursuant to exercises of options granted under our 2007 Equity Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commission, or any public offering, and the registrant believes the transactions were exempt from registration under the Securities Act in reliance on Section 4(2) or Regulation D of such Securities Act as transactions by an issuer not involving any public offering. In addition, those issuances pursuant to Items 5 and 6 above were deemed exempt from registration under the Securities Act in reliance upon Regulation D or Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients of securities pursuant to Items 1, 2, 3 and 4 above were accredited or sophisticated and either received adequate information about us or had access, through their relationships with us, to such information.

Part II

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

The following exhibits are included herein or incorporated herein by reference:

Number	Description

1.1#	Form of Underwriting Agreement

2.1#	Second Amended and Restated Limited Liability Company Agreement of Fulcrum Sierra BioFuels, LLC, dated as of February 14, 2012

2.2#	Limited Liability Company Agreement of Fulcrum Sierra Finance Company, LLC, dated as of February 14, 2012

3.1#	Sixth Amended and Restated Certificate of Incorporation of Fulcrum BioEnergy, Inc., as currently in effect

3.2#	Form of Amended and Restated Certificate of Incorporation of Fulcrum BioEnergy, Inc., to be effective upon closing of offering

3.3#	Bylaws of Fulcrum BioEnergy, Inc., as currently in effect

3.4#	Form of Amended and Restated Bylaws of Fulcrum BioEnergy, Inc., to be effective upon closing of the offering

4.1#	Form of Common Stock Certificate

4.2#	Fourth Amended and Restated Investors’ Rights Agreement, by and among Fulcrum BioEnergy, Inc. and the investors listed on the schedules thereto, dated as of November 16, 2011

4.3#	Form of Stock Warrant issued to USRG Holdco 3D, LLC, Rusheen Capital Partners, LLC and WM Organic Growth, Inc., dated as of November 16, 2011

4.4#	Side Letter between Fulcrum BioEnergy, Inc., WM Organic Growth, Inc. and Waste Management, Inc., dated as of November 16, 2011

4.5#	Form of Amendment to Stock Warrant between Fulcrum BioEnergy, Inc. and each of USRG Holdco 3D, LLC, Rusheen Capital Management, LLC and WM Organic Growth, dated as of March 29, 2012

5.1*	Opinion of Orrick, Herrington & Sutcliffe LLP

10.1#	Purchase Agreement by and among Fulcrum Sierra BioFuels, LLC, IMS Nevada LLC, and Integrated Environmental Technologies LLC, dated April 1, 2008

10.2#	Purchase and Sale Agreement and Escrow Instructions by and between Tahoe-Reno Industrial Center, LLC and Fulcrum Sierra BioFuels, LLC dated December 23, 2008, as amended

10.3#†	Master Purchase and Licensing Agreement by and between Fulcrum BioEnergy, Inc. and Integrated Environmental Technologies LLC, dated as of April 1, 2008, as amended

10.4#†	Purchase Order Contract and License by and between Fulcrum Sierra BioFuels, LLC and InEnTec LLC, dated as of May 1, 2009

10.5#†	Development Agreement, by and among Fulcrum Technology Company, LLC, Nipawin Biomass Ethanol New Generation Co-operative Ltd. and Saskatchewan Research Council, dated as of May 27, 2008

10.6#+	Form of Indemnification Agreement

Part II

Number	Description

10.7#†	Master Project Development Agreement by and between Fulcrum BioEnergy, Inc. and Waste Connections, Inc., dated as of December 19, 2008, as amended

10.8#†	Resource Recovery Supply Agreement, by and between Fulcrum Sierra BioFuels, LLC and Waste Connections of California, Inc., dated as of November 14, 2008, as amended

10.9†	Feedstock Supply Agreement, by and between Fulcrum Sierra BioFuels, LLC and Waste Management of Nevada, Inc., dated as of September 3, 2010

10.10#	Ethanol Purchase and Sale Agreement, by and between Fulcrum Sierra BioFuels, LLC and Tenaska BioFuels, LLC, dated as of April 16, 2010

10.11#	Equity Funding Agreement, by and between Fulcrum Sierra BioFuels, LLC and Barrick Goldstrike Mines Inc., dated as of February 9, 2011

10.12#+	2007 Stock Incentive Plan (as amended through August 30, 2011) and forms of Stock Option Grant Notice

10.13#+	2012 Equity Incentive Plan and forms of award agreements

10.14#+	Employment Agreement by and between Fulcrum BioEnergy, Inc. and E. James Macias, dated as of December 1, 2007

10.15#	Office Lease by and between Fulcrum BioEnergy, Inc. and Principal Life Insurance Company, dated as of October 5, 2007, as amended

10.16#	Second Amended and Restated Series C Preferred Stock Purchase Agreement by and between Fulcrum BioEnergy, Inc. and the investors thereto, dated as of November 8, 2011

10.17#†	Credit Agreement by and between Fulcrum Sierra BioFuels, LLC and WM Organic Growth, Inc., dated as of November 16, 2011

10.18#	Master Project Development Agreement by and between Fulcrum BioEnergy, Inc. and WM Organic Growth, Inc., dated as of November 16, 2011

10.19#	Amendment No. 1 to Credit Agreement by and between Fulcrum BioEnergy, Inc. and WM Organic Growth., Inc., dated as of March 21, 2012

10.20#	Letter Agreement with James. A.C. McDermott

10.21#	Form of Severance and Change in Control Agreement for Chief Executive Officer

10.22#	Form of Severance and Change in Control Agreement for Other Executive Officers

21.1#	List of Subsidiaries

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)

23.3#	Consent of Life Cycle Associates, LLC

24.1#	Power of Attorney (See page II-7)

99.1#	Consent to be named director

99.2#	Consent to be named director

99.3#	Consent to be named director

99.4#	Consent to be named director

99.5#	Consent to be named director

*	To be filed by amendment.
#	Previously filed.
+	Indicates a management contract or compensatory plan or arrangement.
†	Confidential treatment requested as to certain portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.

Part II

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 7 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California on June 12, 2012.

FULCRUM BIOENERGY, INC.

By:	/s/ E. James Macias
E. James Macias
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 7 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ E. James Macias E. James Macias	Director, President and Chief Executive Officer (Principal Executive Officer)	June 12, 2012

/s/ Eric N. Pryor Eric N. Pryor	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 12, 2012

* James A. C. McDermott	Director	June 12, 2012

* Thomas E. Unterman	Director	June 12, 2012

* Nate Redmond	Director	June 12, 2012

* Timothy L. Newell	Director	June 12, 2012

* Jonathan Koch	Director	June 12, 2012

*By:	/s/ Eric N. Pryor
Eric N. Pryor
Attorney-in-Fact

Exhibit Index

Number	Description

1.1#	Form of Underwriting Agreement

2.1#	Second Amended and Restated Limited Liability Company Agreement of Fulcrum Sierra BioFuels, LLC, dated as of February 4, 2012

2.2#	Limited Liability Company Agreement of Fulcrum Sierra Finance Company, LLC, dated as of February 14, 2012

3.1#	Sixth Amended and Restated Certificate of Incorporation of Fulcrum BioEnergy, Inc., as currently in effect

3.2#	Form of Amended and Restated Certificate of Incorporation of Fulcrum BioEnergy, Inc., to be effective upon closing of offering

3.3#	Bylaws of Fulcrum BioEnergy, Inc., as currently in effect

3.4#	Form of Amended and Restated Bylaws of Fulcrum BioEnergy, Inc., to be effective upon closing of the offering

4.1#	Form of Common Stock Certificate

4.2#	Fourth Amended and Restated Investors’ Rights Agreement, by and among Fulcrum BioEnergy, Inc. and the investors listed on the schedules thereto, dated as of November 16, 2011

4.3#	Form of Stock Warrant issued to USRG Holdco 3D, LLC, Rusheen Capital Partners, LLC and WM Organic Growth, Inc., dated as of November 16, 2011

4.4#	Side Letter between Fulcrum BioEnergy, Inc., WM Organic Growth, Inc. and Waste Management, Inc., dated as of November 16, 2011

4.5#	Form of Amendment to Stock Warrant between Fulcrum BioEnergy, Inc. and each of USRG Holdco 3D, LLC, Rusheen Capital Partners, LLC and WM Organic Growth, dated as of March 29, 2012

5.1*	Opinion of Orrick, Herrington & Sutcliffe LLP

10.1#	Purchase Agreement by and among Fulcrum Sierra BioFuels, LLC, IMS Nevada LLC, and Integrated Environmental Technologies LLC, dated April 1, 2008

10.2#	Purchase and Sale Agreement and Escrow Instructions by and between Tahoe-Reno Industrial Center, LLC and Fulcrum Sierra BioFuels, LLC dated December 23, 2008, as amended February 25, 2009, as amended

10.3#†	Master Purchase and Licensing Agreement by and between Fulcrum BioEnergy, Inc. and Integrated Environmental Technologies LLC, dated as of April 1, 2008, as amended

10.4#†	Purchase Order Contract and License by and between Fulcrum Sierra BioFuels, LLC and InEnTec LLC, dated as of May 1, 2009

10.5#†	Development Agreement, by and among Fulcrum Technology Company, LLC, Nipawin Biomass Ethanol New Generation Co-operative Ltd. and Saskatchewan Research Council, dated as of May 27, 2008

10.6#+	Form of Indemnification Agreement

10.7#†	Master Project Development Agreement by and between Fulcrum BioEnergy, Inc. and Waste Connections, Inc., dated as of December 19, 2008, as amended

Exhibit Index

Number	Description

10.8#†	Resource Recovery Supply Agreement, by and between Fulcrum Sierra BioFuels, LLC and Waste Connections of California, Inc., dated as of November 14, 2008, as amended

10.9†	Feedstock Supply Agreement, by and between Fulcrum Sierra BioFuels, LLC and Waste Management of Nevada, Inc., dated as of September 3, 2010

10.10#	Ethanol Purchase and Sale Agreement, by and between Fulcrum Sierra BioFuels, LLC and Tenaska BioFuels, LLC, dated as of April 16, 2010

10.11#	Equity Funding Agreement, by and between Fulcrum Sierra BioFuels, LLC and Barrick Goldstrike Mines Inc., dated as of February 9, 2011

10.12#+	2007 Stock Incentive Plan (as amended through August 30, 2011) and forms of Stock Option Grant Notice

10.13#+	2012 Equity Incentive Plan and forms of award agreements

10.14#+	Employment Agreement by and between Fulcrum BioEnergy, Inc. and E. James Macias, dated as of December 1, 2007

10.15#	Office Lease by and between Fulcrum BioEnergy, Inc. and Principal Life Insurance Company, dated as of October 5, 2007, as amended

10.16#	Second Amended and Restated Series C Preferred Stock Purchase Agreement by and between Fulcrum BioEnergy, Inc. and the investors thereto, dated as of November 8, 2011

10.17#†	Credit Agreement by and between Fulcrum Sierra BioFuels, LLC and WM Organic Growth, Inc., dated as of November 16, 2011

10.18#	Master Project Development Agreement by and between Fulcrum BioEnergy, Inc. and WM Organic Growth, Inc., dated as of November 16, 2011

10.19#	Amendment No. 1 to Credit Agreement by and between Fulcrum BioEnergy, Inc. and WM Organic Growth., Inc., dated as of March 21, 2012

10.20#	Letter Agreement with James. A.C. McDermott

10.21#	Form of Severance and Change in Control Agreement for Chief Executive Officer

10.22#	Form of Severance and Change in Control Agreement for Other Executive Officers

21.1#	List of Subsidiaries

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)

23.3#	Consent of Life Cycle Associates, LLC

24.1#	Power of Attorney (See page II-7)

99.1#	Consent to be named director

99.2#	Consent to be named director

99.3#	Consent to be named director

99.4#	Consent to be named director

99.5#	Consent to be named director

*	To be filed by amendment.
#	Previously filed.
+	Indicates a management contract or compensatory plan or arrangement.
†	Confidential treatment requested as to certain portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.